

13001474

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2013

Commission File Number: 0-16350

WPP PLC

(Translation of registrant's name into English)

27 Farm Street, London W1J 5RJ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

EXHIBIT INDEX

Exhibit No.	Description
1	Cover Letter from the Group Chief Executive
2	WPP plc 2012 Annual Report and Accounts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: 31 May 2013.

By: /s/ Paul W.G. Richardson
Paul W.G. Richardson
Group Finance Director



Exhibit 1

WPP

April 2013

We are delighted to enclose your copy of the 2012 Annual Report and Accounts, which gives further details on our record twenty-seventh year. 2013 has also started in line with our expectations.

As always, the Report is written for a number of different audiences: for clients, both current and prospective; for our people; for analysts; the financial community and our share owners throughout the world.

In recent years we have drawn visual inspiration for our Reports from India, China, Africa, Brazil, the US, Eastern Europe and last year, the UK: all important markets for our clients and companies. This year, we have taken our visual cue from the fast growing market of Indonesia and feature the vibrant work of Erica Hestu Wahyuni.

I hope you enjoy its look as well as its content. As always, your views would be very welcome.

Best wishes,

/s/ Sir Martin Sorrell
Sir Martin Sorrell
Group Chief Executive
msorrell@wpp.com

Enc.

Exhibit 2

WPP Annual Report & Accounts 2012



Contents

The fast read

Who we are

Why we exist

How we're doing

What we think

Who runs WPP

How we behave and how we're rewarded

How we comply



This Annual Report, together with trading statements, news releases, presentations and previous Annual Reports, is available online at **www.wpp.com**

To stay in touch with WPP news and updates, **see inside back cover**

Our 2012 financial statements

About share ownership

Where to find us

The fast read

For a quick, pre-digested, highly-compressed version of this Annual Report: read the next eight pages.

The full story starts on page 10.

Please read that, too.



Who we are

WPP is the world leader in communications services. It comprises leading companies in all these disciplines:

- Advertising
- Media Investment Management
- Consumer Insight
- Public Relations & Public Affairs
- Branding & Identity
- Healthcare Communications
- Direct, Digital, Promotion & Relationship Marketing
- Specialist Communications

There are more than 150 companies within the Group – and each is a distinctive brand in its own right. Each has its own identity, commands its own loyalty, and is committed to its own specialist expertise. That is their individual strength. Clients seek their talent and their experience on a brand-by-brand basis. Between them, our companies work with 350 of the Fortune Global 500, all 30 of the Dow Jones 30, 63 of the NASDAQ 100 and 31 of the Fortune e-50.

It is also of increasing value to clients that WPP companies can work together, as increasingly they do: providing a tailor-made range of integrated communications services. Almost 760 clients are now served in three distinct disciplines. Nearly 480 clients are served in four disciplines, and these clients account for over 57% of Group revenues. Group companies also work with almost 360 clients across six or more countries.

Collectively, over 165,000* people work for WPP companies, out of over 3,000 offices in 110 countries.

* Including associates.

Our companies and their websites are listed on pages 12 and 13.



Why we exist

Our mission
To develop and manage talent;
to apply that talent,
throughout the world,
for the benefit of clients;
to do so in partnership;
to do so with profit.

Within the WPP Group, our clients have access to companies with all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them. WPP, the parent company, complements these companies in three distinct ways.

- First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally.
- Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. It also plays an across-the-Group role in the management of talent, property, procurement, IT, knowledge sharing, practice development and sustainability.
- And, finally, WPP itself can function as the 21st-century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for a wide range of marketing services, WPP can act as a portal to provide a single point of contact and accountability.

Read more about our role on page 14.

What we think

Why we are Mad Men (and Women) as well as Maths Men (and Women)
by Sir Martin Sorrell

The grey swans of the Middle East, the Eurozone, soft or hard landings in the BRICs markets, uncertainty over Britain's place in Europe, and the unresolved US fiscal crisis will weigh on 2013. However, the desire for branding and differentiation in the fast-expanding economies of Asia, Latin America, Africa and the Middle East, and Central and Eastern Europe – and the growth of media investment management and digital in its myriad forms – mean continued demand for advertising and marketing services. Big data, the application of technology, 'horizontality', and the recruitment and nurturing of the best talent from around the world will ensure WPP meets those needs.

Sir Martin Sorrell's article begins on page 84.

Lessons to be Learned from Robert McNamara and a Pair of Long-handled Toe-nail Clippers
by Jeremy Bullmore

Unless we consciously cultivate *A Theory of Mind*, we risk experiencing a form of blindness that has probably contributed to more wars, family alienations, political failures and wastes of marketing money than any other single cause.

Jeremy Bullmore's essay can be read in full on pages 103 to 105.

How we're doing

2012, our twenty-seventh year, was another record one, with revenue, profitability, headline margin and earnings per share all reaching new highs.

Financial summary

	2012	2011	Change %
Billings[1]	£44,405m	£44,792m	-0.9
Revenue	£10,373m	£10,022m	+3.5
Headline EBITDA[2]	£1,756m	£1,640m	+7.0
Headline operating profit[2]	£1,459m	£1,365m	+6.9
Reported operating profit	£1,241m	£1,192m	+4.1
Headline PBIT[2]	£1,531m	£1,429m	+7.1
Headline PBIT margin[2]	14.8%	14.3%	+0.5
Headline PBT[2]	£1,317m	£1,229m	+7.2
Reported PBT	£1,092m	£1,008m	+8.3
Headline earnings[2]	£966m	£882m	+9.5
Reported earnings	£823m	£840m	-2.0
Headline diluted earnings per share[2,4]	73.4p	67.7p	+8.4
Reported diluted earnings per share[4]	62.8p	64.5p	-2.6
Ordinary dividend per share	28.51p	24.60p	+15.9
Ordinary dividend per ADR[3]	$2.26	$1.97	+14.7
Net debt at year-end	£2,821m	£2,465m	+14.4
Average net debt[5]	£3,203m	£2,811m	+13.9
Ordinary share price at year-end	888.0p	675.5p	+31.5
ADR price at year-end	$72.90	$52.23	+39.6
Market capitalisation at year-end	£11,237m	£8,554m	+31.4
At 17 April 2013			
Ordinary share price	1,027.0p		
ADR price	$78.57		
Market capitalisation	£13,003m		

The financial statements have been prepared under International Financial Reporting Standards (IFRS).

[1] Billings is defined on page 226.

[2] The calculation of 'headline' measurements of performance (including headline EBITDA, headline operating profit, headline PBIT, headline PBT and headline earnings) is shown in note 31 of the financial statements.

[3] One American Depositary Receipt (ADR) represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 180. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[4] Earnings per share is calculated in note 9 of the financial statements.

[5] Average net debt is defined on page 226.

2012 results

Reported billings were down slightly at £44.4 billion, but up well over 1% in constant currencies. Revenues were up 3.5% to £10.4 billion and up almost 6% in constant currencies. Including 100% of associates, revenue is estimated to total over £12.6 billion. Our revenues, profit and market capitalisation exceeded all our competitors for the fifth consecutive year and by increasing amounts.

Headline PBIT was up over 7% to £1.531 billion against £1.429 billion in 2011 and up over 11% in constant currencies. Headline PBIT margin was 14.8% in 2012 against 14.3% last year, in line with target.

Headline EBITDA increased by 7% to £1.756 billion. Headline profit before tax was up over 7% to £1.317 billion and reported profit

2012 revenue by geography %

	%
North America	34
UK	12
Western Continental Europe	24
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	30

2012 headline PBIT[1] by geography %


North America 38
UK 11
Western Continental Europe 17
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe 34

[1] The calculation of headline PBIT is set out in note 31 of the financial statements.

before tax was up over 8% to £1.092 billion. Diluted headline earnings per share were up over 8% to 73.4p (an all-time high); diluted reported earnings per share decreased by over 2% to 62.8p, reflecting the exceptional release of prior year tax provisions in 2011.

Dividends were increased by almost 16% to 28.51p, a record level. This represents a dividend pay-out ratio of 39% on headline diluted earnings per share.

Free cash flow and net debt

Free cash flow strengthened to £1.094 billion in the year, over £1 billion for the second consecutive year. Net debt averaged £3.2 billion in 2012, up £0.4 billion at 2012 exchange rates, and net debt at 31 December 2012 was £2.8 billion, £0.3 billion higher than 2011, reflecting increased spending on acquisitions and higher dividends. Average net debt was around 1.8 times headline EBITDA in 2012 compared with 1.7 times in 2011, well within the Group's current target range of 1.5-2.0 times.

Revenue growth

Our reported revenue growth for the year of 3.5% was impacted by the strength of sterling, primarily against the Euro. On a constant currency basis, which excludes the impact of currency movements, revenues were up almost 6%.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenues were up 2.9%, with gross margin up 2.4%, reflecting pressure on gross margins in the Group's Consumer Insight custom businesses in mature markets. In Q4, like-for-like revenues were up 2.5%, an improvement on Q3 of 1.9%, due to stronger growth in all regions except North America. This reflects a reversal of the declining quarterly like-for-like revenue growth trend which went from 4% in Q1, to 3% in Q2 and to 2% in Q3.

Geographic performance

Our strongest region in 2012 was again Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, with constant currency growth of over 9% and like-for-like growth of over 8%. Latin America delivered the strongest growth, with constant currency revenues up almost 13%.

The fast read

How we're doing


2012 revenue by sector
%
Advertising and Media Investment Management 41
Consumer Insight 24
Public Relations & Public Affairs 9
Branding & Identity, Healthcare and Specialist Communications 26


2012 headline PBIT[1] by sector %
Advertising and Media Investment Management 49
Consumer Insight 16
Public Relations & Public Affairs 9
Branding & Identity, Healthcare and Specialist Communications 26

[1] The calculation of headline PBIT is set out in note 31 of the financial statements.

Like-for-like revenue growth in North America declined from over 1% in Q1 to down -0.6% in Q4. Against market trends, the UK showed an improving rate of like-for-like revenue growth as the year progressed, from 2.5% in Q1 to over 5% in Q4.

Western Continental Europe, although relatively more difficult, actually showed some improvement in Q4. Full year revenue growth in constant currencies was well over 3%, while like-for-like growth was only slightly positive at 0.1%.

Sector performance

Advertising and Media Investment Management remained the strongest performing sector with full year revenues up 5.2% in constant currencies and 5.1% like-for-like. Growth in the Group's Media Investment Management businesses was very consistent throughout the year, with constant currency revenues up over 12% for the year and like-for-like growth of 11.0%. The combined reported operating margin of this sector improved by 1.6 margin points to 17.7%.

Consumer Insight revenues grew 2.8% on a constant currency basis, with gross margin up 0.8%. On a like-for-like basis revenues were up 0.8% with gross margin down 1.1%. However, custom businesses in faster-growth markets, and syndicated and semi-syndicated businesses in all markets, remain robust, with strong like-for-like revenue growth.

Our Public Relations & Public Affairs businesses had a more difficult year with full-year growth in constant currencies of 4.2% and like-for-like revenues down 1.0%. Operating margins fell by 1.2 margin points to 14.9%.

At the Group's Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at 10.2% with like-for-like growth of 2.6%. Operating margins for the sector as a whole improved slightly, up 0.1 margin points to 14.4%.

Over 32% of the Group's 2012 revenues came from direct, digital and interactive, up over one percentage point from the previous year and growing 6.7% like-for-like over 2011.



Four core strategic priorities

Our reason for being, the justification for WPP's existence, continues to be to add value to our clients' businesses and our people's careers.

Our goal remains to be the world's most successful provider of communications services to multinational, regional and local companies, not just the largest. To that end, we have four core strategic priorities:

1

Increase the share of revenues from faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe to 35-40%.

2

Increase the share of revenues of new media to 35-40%.

3

Increase the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – to be more than 50% of revenues, with a focus on the application of new technology, big data and digital.

4

Achieve 'horizontality' by ensuring our people work together for the benefit of clients, primarily through two horizontal integrators: client leaders and Country Managers.

If we implement this strategy effectively then our business will be geographically and functionally well positioned to compete successfully and to deliver on our long-term financial targets:

- Revenue and gross margin growth greater than the industry average, supplemented by acquisitions.
- Annual improvement in operating margin of 0.5 margin points or more depending on revenue growth and staff cost to revenue ratio improvement of 0.3 margin points or more.
- Annual PBIT growth of 10% to 15% delivered through revenue growth, margin expansion and acquisitions.

Our letter to share owners starts on page 20.
Our 2012 financial statements are presented in full on pages 171 to 227 and at www.wpp.com/investor.

Who runs WPP

Non-executive chairman

Philip Lader
Chairman of the Nomination and Governance Committee
Member of the Compensation Committee

Executive directors

Sir Martin Sorrell
Chief executive

Paul Richardson
Finance director
Chairman of the Sustainability Committee

Mark Read
Strategy director
Chief executive, WPP Digital

Non-executive directors

Colin Day
Member of the Audit Committee and Compensation Committee

Esther Dyson
Member of the Compensation Committee and Nomination and Governance Committee

Orit Gadiesh
Member of the Nomination and Governance Committee

Ruigang Li

Stanley (Bud) Morten

Koichiro Naganuma

Lubna Olayan (until 13 June 2012)
Member of the Nomination and Governance Committee

John Quelch

Jeffrey Rosen
Chairman of the Compensation Committee
Member of the Audit Committee
Senior independent director

Timothy Shriver
Member of the Compensation Committee

Paul Spencer
Chairman of the Audit Committee

Sol Trujillo
Member of the Audit Committee

Members of the Advisory Board

Jeremy Bullmore

John Jackson

Richard Rivers

Company Secretary

Marie Capes

Directors' biographies appear on pages 108 to 111.



How we behave and how we're rewarded

Governance

The Board of Directors is collectively accountable to the Company's share owners for good corporate governance and is committed to achieving compliance with the principles of corporate governance set out in the UK Corporate Governance Code.

Our goal is to comply with relevant laws, regulations, and guidelines such as the UK Corporate Governance Code, the US Sarbanes-Oxley Act 2002, the NASDAQ rules and, where practicable, with the guidelines issued by institutional investors and their representative bodies.

WPP operates a system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code and the guidance in the Turnbull Report as well as the relevant provisions of the Securities Exchange Act 1934 and related SEC rules, as they currently apply to the Company. In the opinion of the Board, the Company has complied throughout the year with the UK Corporate Governance Code, the Turnbull Report and also with the relevant provisions of the Securities Exchange Act 1934 and SEC rules.

A letter from the chairman, followed by a review of the Company's governance and the Nomination and Governance Committee, starts on page 113. Further details on corporate governance, and how we comply, can be found on pages 155 to 168.

Sustainability

Our five areas of focus are:

- **The impact of our work for clients.** Our companies advise clients on sustainability, helping them to refine their strategies and create compelling communications. The value of client business supported by our sustainability credentials was worth at least $1.2 billion to the Group in 2012.
- **Marketing standards.** We work to embed high ethical standards in our conduct and work for clients and to protect consumer data used for marketing purposes.
- **Employment practices.** Our talent strategy includes competitive remuneration alongside a focus on diversity and inclusion, high-quality training and employee engagement. 32% of Board members and executive leaders are women, although this is still not good enough.
- **Environmental performance.** We have reduced our carbon footprint per person by 28% since 2006. Our target is a 65% reduction by 2020.
- **Social investment including pro bono work.** Our total social investment was worth £16.2 million, the equivalent of 1.5% of reported profit before tax.

More information about our sustainability activities can be found on pages 145 to 153.

Compensation

Executive remuneration policy is set by WPP's Compensation Committee and is governed by three guiding principles:

- Performance
- Competitiveness
- Alignment with share owner interest

During 2012, in extensive consultation with our largest share owners, WPP's Compensation Committee has made substantial changes to its policy and incentive plans.

The full report from WPP's Compensation Committee can be found on pages 121 to 143.

Who we are


XAXIS
ADDEDVALUE
STUDIOCOM
rockfish
DIGITAL INNOVATION PARTNER
blue state digital
tenthavenue
wing
JWT
KANTAR
HILL+KNOWLTON STRATEGIES
MEDIACOM
People first, better results
groupm
F.biz
Landor
addison
BATES CHI & PARTNERS
REDWORKS
Globant
we are ready
GREY group
The Farm Group
CHI & PARTNERS
neo@Ogilvy
these days
THE BRAND INTERACTION COMPANY
acceleration
Joule
spafax
BRAVO
KANTAR operations
KANTAR MEDIA
Wexler & Walker
public policy associates
metro
SCHOLZ & FRIENDS
RED FUSE
COMMUNICATIONS
imagina
THE JUPITER DRAWING ROOM
CHIME
CENTER | PARTNERS
Lambie-Nairn
PACE
heathwallace
ray + keshavan
DIGIT
wwg
*S,C,P,F...
ghg
grey healthcare group
the futures company
SMOLLANGROUP
maxus
RTC
MEDIA INNOVATION GROUP
KANTAR HEALTH
brierley+partners
the food group
INNOVATIVE FOOD MARKETING
Lightspeed
RESEARCH
dovetail
OgilvyOne
worldwide
K&L
Advertising
PBN
HILL+KNOWLTON
STRATEGIES
EWA
Bespoke Communications
XM
OUTRIDER
TNS
Dentsu Y&R
MINDSHARE
HOGARTH
mjm
GRASS ROOTS
inspiring people
gci health
Deliver
the geppetto group















































Ogilvy
BDG architecture+design
SMOLLAN Headcount
Burson-Marsteller
The Weinstein Company
The Brand Union
Ogilvy & Mather Advertising
YOUNG & RUBICAM GROUP
VBAT REFRESHING
cba designing brands with heart
sfx
WPP Digital
KANTAR WORLDPANEL
Y&R
RLM FINSBURY
GREY
HS Ad
Team Detroit
PRIME POLICY GROUP
red dot square solutions
POSSIBLE
BANNER
Ogilvy CommonHealth Worldwide
A. Eicoff & Company
AKQA
SCANGROUP
actis wunderman
TAXI
HILL+KNOWLTON STRATEGIES
HERING SCHUPPENER
cohn&wolfe
ICONMOBILE
FITCH
MEC
KANTAR RETAIL
TAPSA | Y&R
Mando
DSG DEWEYSQUAREGROUP
BPG | group
IMRB International
quisma
aqua
SYZYGY
MillwardBrown
kinetic
BARROWS Retail Marketing Specialists
VML
H+ART
QGA PUBLIC AFFAIRS
ADK
THE UNITED NETWORK
argonauten G2
clarion
COLEY PORTER BELL
ieg.
Blue Hive
THE PARTNERS
JOHANNES LEONARDO
GPG THE GLOVER PARK GROUP
kassius
dialogue persuading people to buy
SOHO SQUARE
wunderman
SANTO
KBM GROUP
S&H
HighCo
SUDLER&HENNESSEY
CATALYST
G2
ohal: defining analytics
blast radius
Ogilvy Public Relations
OgilvyAction
THE STORE WPP
designkitchen
burrows
PENN SCHOEN BERLAND
Buchanan
24/7 MEDIA
AGENDA
FORWARD
PeclersParis ...fashioning the future
Ogilvy Primary Contact
ALLIANCE

Our companies & associates

Advertising

ADK[1]
www.adk.jp

Bates CHI&Partners
www.bateschi.com

CHI&Partners[1]
www.chiandpartners.com

Dentsu Y&R[1,2][■]
www.yr.com

Grey
www.grey.com

HS Ad[1]
www.hsad.co.kr

john st.
www.johnst.com

JWT
www.jwt.com

Ogilvy & Mather Advertising
www.ogilvy.com

Santo
www.santo.net

Scangroup[1]
www.scangroup.biz

Scholz & Friends
www.s-f.com

Soho Square
www.sohosq.com

TAXI[■]
www.taxi.ca

Team Detroit
www.teamdetroit.com

The Jupiter Drawing Room[1]
www.jupiter.co.za

United Network
www.group-united.com

Y&R[■]
www.yr.com

Media Investment Management

GroupM:
www.groupm.com

KR Media
www.krmedia-france.com

Maxus
www.maxusglobal.com

MediaCom
www.mediacom.com

MEC
www.mecglobal.com

Mindshare
www.mindshareworld.com

Outrider
www.outrider.com

Catalyst
www.catalystsearchmarketing.com

Xaxis
www.xaxis.com

Quisma
www.quisma.com

Other media agencies

M/Six[2]
www.msixagency.com

tenthavenue:
www.tenthavenue.com

Forward
www.theforwardgroup.com

Joule
www.jouleww.com

Kinetic Worldwide
www.kineticww.com

Spafax
www.spafax.com

Consumer Insight

Kantar:
www.kantar.com

Added Value
www.added-value.com

Center Partners
www.centerpartners.com

IMRB International
www.imrbint.com

Kantar Health
www.kantarhealth.com

Kantar Japan
www.kantar.jp

Kantar Media
www.kantarmedia.com

Kantar Operations
www.kantaroperations.com

Kantar Retail
www.kantarretail.com

Kantar Worldpanel
www.kantarworldpanel.com

Lightspeed Research
www.lightspeedresearch.com

Millward Brown
www.millwardbrown.com

The Futures Company
www.thefuturescompany.com

TNS
www.tnsglobal.com

Other marketing consultancies

ohal
www.ohal-group.com

Public Relations & Public Affairs

Blanc & Otus[♦]
www.blancandotus.com

Buchanan Communications
www.buchanan.uk.com

Burson-Marsteller[■]
www.burson-marsteller.com

Chime Communications PLC[1]
www.chimeplc.com

Clarion Communications
www.clarioncomms.net

Cohn & Wolfe[■]
www.cohnwolfe.com

Dewey Square Group
www.deweysquare.com

Glover Park Group
www.gloverparkgroup.com

Hering Schuppener
www.heringschuppener.com

Hill+Knowlton Strategies
www.hkstrategies.com

Ogilvy Government Relations
www.ogilvygr.com

Ogilvy Public Relations
www.ogilvypr.com

PBN Hill+Knowlton Strategies
www.pbn-hkstrategies.com

Penn Schoen Berland[■]
www.psbresearch.com

Prime Policy Group
www.prime-policy.com

QGA
www.quinngillespie.com

RLM Finsbury
www.rlmfinsbury.com

Wexler & Walker Public Policy Associates[♦]
www.wexlergroup.com

Branding & Identity

Addison[●]
www.addison.co.uk

BDG architecture + design
www.bdg-a-d.com

Coley Porter Bell
www.cpb.co.uk

Dovetail
www.dovetailfurniture.com

FITCH[●]
www.fitch.com

Lambie-Nairn[●]
www.lambie-nairn.com

Landor Associates[■●]
www.landor.com

PeclersParis[●]
www.peclersparis.com

The Brand Union[●]
www.thebrandunion.com

The Partners[●]
www.the-partners.com

VBAT[●]
www.vbat.nl

Healthcare Communications

Feinstein Kean Healthcare[†]
www.fkhealth.com

GCI Health
www.gcihealth.com

ghg
www.ghgroup.com

Ogilvy CommonHealth Worldwide
www.ogilvychww.com

Sudler & Hennessey[■]
www.sudler.com

Key

[1] Associate
[2] Joint venture
[3] Investment
[▼] A Grey Group company
[♦] A Hill+Knowlton Strategies company
[†] An Ogilvy company
[■] A Young & Rubicam Group company
[●] A member of B to D Group
[*] Part of the Wunderman network

As at April 2013.

Direct, Digital, Promotion & Relationship Marketing

A. Eicoff & Co
www.eicoff.com
Actis Wunderman+
www.actis.ru
AGENDA+
www.agenda-asia.com
AKQA
www.akqa.com
Aqua+
www.aquaonline.com
Barrows[1]
www.barrowsonline.com
Blast Radius+
www.blastradius.com
Brierley & Partners[1]
www.brierley.com
Designkitchen+
www.designkitchen.com
Dialogue
www.dialoguelondon.com
Digit
www.digitlondon.com
EWA
www.ewa.ltd.uk
FullSIX[3]
www.group.fullsix.com
Grass Roots[1]
www.grg.com
G2▼
www.g2.com
– G2 Branding & Design
– G2 Interactive
– G2 Direct & Digital
– G2 Promotional Marketing
High Co[1]
www.highco.fr
iconmobile■
www.iconmobile-group.com
Kassius+
www.kassius.fr
KBM Group+
www.kbmg.com
Mando
www.mando.co.uk
Maxx Marketing
www.maxx-marketing.com
OgilvyAction
www.ogilvyaction.com
OgilvyOne Worldwide
www.ogilvy.com
OOT[2]
www.oot.it
RTC■
www.rtcagency.com
Smollan Group[1]
www.smollan.co.za
Smollan/Headcount
www.smollan.co.uk
Studiocom■
www.studiocom.com
These Days+
www.thesedays.com
VML■
www.vml.com
Wunderman■
www.wunderman.com

Specialist Communications

Corporate/B2B
Ogilvy Primary Contact
www.primary.co.uk
Demographic marketing
Bravo■
www.bebravo.com
K&L■
www.kanglee.com
MosaicaMD
www.mosaicamd.com
UniWorld[1]
www.uniworldgroup.com
Wing▼
www.insidewing.com
Employer branding/ recruitment
JWT Inside
www.jwtinside.com
Event/face-to-face marketing
MJM
www.mjmcreative.com
Metro
www.metrobroadcast.com
Foodservice marketing
The Food Group
www.thefoodgroup.com
Sports marketing
9ine Sports & Entertainment
www.9ine.com.br
JMI[1]
www.justmarketing.com
PRISM Group
www.prismteam.com
Entertainment marketing
Alliance
www.alliance-agency.com
Youth marketing
The Geppetto Group
www.geppettogroup.com
Real estate marketing
Pace
www.paceadv.com
Technology marketing
Banner Corporation■
www.b1.com
Media & production services
The Farm Group
www.farmgroup.tv
Imagina[3]
www.mediapro.es
MRC[3]
www.mrcstudios.com
United Visions
www.united-visions.de
The Weinstein Company[3]
www.weinsteinco.com

WPP Digital

24/7 Media
www.247media.com
Acceleration
www.acceleration.biz
Blue State Digital
www.bluestatedigital.com
The Data Alliance
www.thedataalliance.com
Fabric Worldwide[1]
www.fabricww.com
F.biz
www.fbiz.com.br
Hogarth Worldwide
www.hogarthww.com
Johannes Leonardo[1]
www.johannesleonardo.com
POSSIBLE
www.possible.com
Rockfish
www.rockfishinteractive.com
Salmon
www.salmon.com
Syzygy[1]
www.syzygy.net
The Media Innovation Group
www.themig.com

WPP Digital partner companies

Ace Metrix[3]
www.acemetrix.com
eCommera[3]
www.ecommera.com
Globant[1]
www.globant.com
HDT Holdings Technology[3]
www.hdtmedia.com
In Game Ad Interactive[3]
www.ingamead.cn
Invidi[3]
www.invidi.com
Jumptap[3]
www.jumptap.com
mySupermarket[3]
www.mysupermarket.co.uk
Moment Systems[3]
www.miaozhen.com
nPario[1]
www.npario.com
Proclivity Systems[3]
www.proclivitysystems.com
Say Media[3]
www.saymedia.com
SFX Entertainment[3]
www.sfxii.com
Vice Media[3]
www.vice.com
Visible[1]
www.visibletechnologies.com
WildTangent[3]
www.wildtangent.com

WPP knowledge community

The Store
www.wpp.com/store

Why we exist

Our mission

To develop and manage talent;
to apply that talent,
throughout the world,
for the benefit of clients;
to do so in partnership;
to do so with profit.

Between them, WPP companies have tens of thousands of individual clients. They range from Fortune 500 global giants through single-nation start-ups to the smallest of specialist charities. Diverse as they are, they have one thing in common: in pursuing their objectives, they face formidable competition. Growing affluence in many parts of the world – combined with overcapacity and over-supply in almost every significant consumer market – has put more and more power into the hands of consumers, accelerated by technology.

As always, if they are to succeed – or even to survive with profit – every competitive company needs an intrinsically appealing product or service. Increasingly, part of that appeal must lie in a company's evident sense of a wider responsibility; one that extends beyond share owners, employees and consumers and recognises a duty to the environment and to society as a whole. Today's most successful companies are founded on strong values.

But even all that, though remaining the most fundamental of requirements, is seldom enough. Just as competitive costermongers arrange their apples in appealing displays and polish them lovingly to catch their customers' eyes, so all companies need to display their wares compellingly.

They need access to high-quality information, strategic advice and specialist communications skills. And it's in the nature of specialist and creative talent that it is unlikely to flourish within the confines of a client company. People with specialist talents work best – and contribute more – when recruited, trained and inspired by specialist companies.

Within the WPP Group, our clients have access to companies with all the necessary marketing and communications skills; companies with strong and distinctive cultures of their own; famous names, many of them. WPP, the parent company, complements these companies in three distinct ways.

- First, it relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.
- Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement and IT; in knowledge sharing and practice development – with an increasing emphasis on corporate responsibility and sustainability.
- And finally, WPP itself can function as the 21st-century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

No two clients are structured in precisely the same way. Within WPP's operating companies, teams can be tailor-made to match any and all.





How we're doing

Financial summary

	2012	2011	Change %
Billings[1]	£44,405m	£44,792m	-0.9
Revenue	£10,373m	£10,022m	+3.5
Headline EBITDA[2]	£1,756m	£1,640m	+7.0
Headline operating profit[2]	£1,459m	£1,365m	+6.9
Reported operating profit	£1,241m	£1,192m	+4.1
Headline PBIT[2]	£1,531m	£1,429m	+7.1
Headline PBIT margin[2]	14.8%	14.3%	+0.5
Headline PBT[2]	£1,317m	£1,229m	+7.2
Reported PBT	£1,092m	£1,008m	+8.3
Headline earnings[2]	£966m	£882m	+9.5
Reported earnings	£823m	£840m	-2.0
Headline diluted earnings per share[2,4]	73.4p	67.7p	+8.4
Reported diluted earnings per share[4]	62.8p	64.5p	-2.6
Ordinary dividend per share	28.51p	24.60p	+15.9
Ordinary dividend per ADR[3]	$2.26	$1.97	+14.7
Net debt at year-end	£2,821m	£2,465m	+14.4
Average net debt[5]	£3,203m	£2,811m	+13.9
Ordinary share price at year-end	888.0p	675.5p	+31.5
ADR price at year-end	$72.90	$52.23	+39.6
Market capitalisation at year-end	£11,237m	£8,554m	+31.4

At 17 April 2013	
Ordinary share price	1,027.0p
ADR price	$78.57
Market capitalisation	£13,003m

The financial statements have been prepared under International Financial Reporting Standards (IFRS).

[1] Billings is defined on page 226.

[2] The calculation of 'headline' measurements of performance (including headline EBITDA, headline operating profit, headline PBIT, headline PBT and headline earnings) is shown in note 31 of the financial statements.

[3] One American Depositary Receipt (ADR) represents five ordinary shares. These figures have been translated for convenience purposes only using the income statement exchange rates shown on page 180. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[4] Earnings per share is calculated in note 9 of the financial statements.

[5] Average net debt is defined on page 226.

Financial summary



Revenue £m
7,477 8,684 9,331 10,022 10,373
10,373m
08 09 10 11 12

Reported revenue was up 3.5% at £10,373 million. On a constant currency basis, revenues were up 5.8% and, on a like-for-like basis, revenues were up 2.9% and gross margin up 2.4%.



Headline EBITDA[1] £m
1,291 1,243 1,439 1,640 1,756
1,756m
08 09 10 11 12

Headline EBITDA (headline earnings before interest, taxation, depreciation and amortisation) rose by 7.0% to over £1.7 billion ($2.8 billion).



Headline PBIT[1] £m
Headline PBIT[1] margin %
Headline gross margin margin[1] %
1,118 1,017 1,229 1,429 1,531
20
16
12
8
4
0
1,531m
08 09 10 11 12

Headline PBIT margin was 14.8% in 2012 against 14.3% in 2011. Headline PBIT was up 7.1% to £1,531 million.



Headline diluted earnings per share[1] p
Dividends per share p
55.5 44.4 56.7 67.7 73.4
30
25
20
15
10
5
0
73.4p
08 09 10 11 12

Headline diluted earnings per share were up over 8% to 73.4p. Dividends were up almost 16% to 28.51p per share, a record level.



After-tax return on average capital employed[2] %
Weighted average cost of capital (WACC)
12.3 8.9 10.1 11.3 11.6
14
12
10
8
6
4
2
0
11.6%
08 09 10 11 12

After-tax return on average capital employed rose to 11.6%, with the weighted average cost of capital rising to 6.3%.



Relative TSR Rebased to 31 December 2007
Measured on a common currency basis (using daily TSR)
WPP
Publicis
Interpublic
Omnicom
FTSE 100
200
150
100
50
0
31.12.07 31.12.08 31.12.09 31.12.10 31.12.11 31.12.12

WPP out-performed the FTSE 100 Index and continued to do well against its competitors.

[1] The calculation of 'headline' measurements of performance (including headline EBITDA, headline PBIT and headline earnings) is shown in note 31 of the financial statements. Headline gross margin margin is defined on page 226.

[2] Calculated gross of goodwill and using profit after taxation before investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, revaluation of financial instruments, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group; and, in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group, and adjusted to reflect taxes and net finance costs paid.


Average net debt £m
Average net debt to headline EBITDA[2] ratio
3,203m
2,206 3,448 3,056 2,811 3,203
3
2
1
0
08 09 10 11 12

Net debt averaged £3.2 billion in 2012, up £0.4 billion at 2012 exchange rates. The average net debt to headline EBITDA ratio was 1.8 times, well within the Group's current target range of 1.5-2.0 times.


Debt maturity[3] £m
487 1,062 406 610 400 – – 200 500 493
13 14 15 16 17 18 19 20 21 22+
£450 million 5.75% convertible bonds due May 2014

The Group continues to work to achieve continuity and flexibility of funding. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are monitored closely.


2012 revenue by geography %
North America 34
UK 12
Western Continental Europe 24
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe 30

In 2012, 30% of the Group's revenues came from Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe, 0.6 percentage points higher compared with the previous year.

2012 headline PBIT[1] by geography %

North America	38
UK	11
Western Continental Europe	17
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	34

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe showed strong margin growth in 2012 and now account for 34% of the Group's headline PBIT.


2012 revenue by sector %
Advertising and Media Investment Management 41
Consumer Insight 24
Public Relations & Public Affairs 9
Branding & Identity, Healthcare and Specialist Communications 26

Marketing services comprised almost 60% of our revenues in 2012, a similar proportion to 2011. The strongest performing sector was Advertising and Media Investment Management with like-for-like revenue growth of over 5%.


2012 headline PBIT[1] by sector %
Advertising and Media Investment Management 49
Consumer Insight 16
Public Relations & Public Affairs 9
Branding & Identity, Healthcare and Specialist Communications 26

PBIT contributions were broadly in line with revenues, with Advertising and Media Investment Management showing significant margin growth.



[1] The calculation of headline PBIT is set out in note 31 of the financial statements.
[2] The calculation of headline EBITDA is set out in note 31 of the financial statements.
[3] Includes corporate bonds, convertible bonds and bank loans payable at par value, excluding any redemption premium due, by due date.

Letter to share owners*

Dear share owner

2012, our twenty-seventh year, was another record one, with revenue, profitability, headline margin and earnings per share all reaching new highs and, for the second year running, your Company was awarded a Cannes Lion for Creative Holding Company of the Year, in recognition of your Company's collective creative excellence. These record results were achieved against a backdrop of economic uncertainty and fragile client confidence.



* This letter to share owners should be read in conjunction with and as part of the Directors' report on pages 113 to 121 and the section headed How we comply on pages 155 to 168.

Your share price rose sharply in 2012 – an increase of over 31% to 888.0p at year end. This strong momentum has continued in 2013, with the share price rising to 1,027.0p at the time of writing, up 16% from 1 January. Dividends were increased by almost 16% to 28.51p, a record level. This represents a dividend pay-out ratio of 39% on headline diluted earnings per share, largely achieving the objective set in 2010 of increasing the dividend pay-out ratio to approximately 40%. Your Board will continue to review whether the dividend pay-out ratio should be increased further.

Reported billings were down slightly at £44.4 billion, but up well over 1% in constant currencies. Revenues were up 3.5% to £10.4 billion and up almost 6% in constant currencies. Including 100% of associates, revenue is estimated to total £12.6 billion ($20.0 billion). Our revenues exceeded all our competitors for the fifth consecutive year and by an increasing amount. Headline PBIT was up over 7% to £1.531 billion against £1.429 billion in 2011 and up over 11% in constant currencies. Headline PBIT margin was 14.8% in 2012 against 14.3% last year, in line with target and also surpassing the historical pro forma high of 14.3% in 2008.

On gross margin, the headline PBIT margin was 16.1%, up 0.6 margin points on 2011. This is probably a more accurate basis for competitive comparisons. Reported profit before interest and tax rose over 4% to £1.311 billion from £1.258 billion.

Headline EBITDA (which is a key metric that private equity firms, for example, use for valuing companies) increased by 7% to £1.756 billion. Headline profit before tax was up over 7% to £1.317 billion and reported profit before tax was up over 8% to £1.092 billion. Diluted headline earnings per share were up over 8% to 73.4p (an all-time high) and diluted reported earnings per share decreased by over 2% to 62.8p, reflecting the release of prior year tax provisions in 2011.

Free cash flow strengthened to £1.094 billion in the year, over £1 billion for the second consecutive year. Net debt averaged £3.2 billion in 2012, up £0.4 billion at 2012 exchange rates, and net debt at

31 December 2012 was £2.8 billion, £0.3 billion higher than 2011, reflecting increased spending on acquisitions (chiefly AKQA) and higher dividends. Equity and debt analysts appear comfortable with the level of the Group's average net debt, which was around 1.8 times headline EBITDA in 2012 compared with 1.7 times in 2011, and well within the Group's current target range of 1.5-2.0 times.

In September 2012, the Group successfully issued $500 million of 10-year bonds at a coupon of 3.625%, together with $300 million of 30-year bonds at 5.125%. This was the first time a company in our industry has issued 30-year debt and the bonds were well received by investors with strong demand for both. These bonds have improved the maturity profile of the Group's debt.

Headline interest cover in 2012 was 7.2 times. So far, in the first three months of 2013, average net debt was up approximately £0.3 billion at £3.0 billion against £2.7 billion for the same period in 2012, at 2013 exchange rates. Our long-term debt is currently rated Baa2 and BBB and our short-term debt P2 and A2, by Moody's and Standard & Poor's respectively.

With a current equity market capitalisation of approximately £13.0 billion, the total enterprise value of your Company is approximately £16.3 billion, a multiple of 9.1 times 2012 headline EBITDA.

Revenue growth better in fourth quarter

Our reported revenue growth for the year of 3.5% was impacted by the strength of sterling, primarily against the Euro. On a constant currency basis, which excludes the impact of currency movements, revenues were up almost 6%.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenues were up 2.9%, with gross margin up 2.4%, reflecting pressure on gross margins in the Group's Consumer Insight custom businesses in the mature markets of North America, the UK and Western Continental Europe. In the fourth quarter, like-for-like revenues were up 2.5%, an improvement on the third quarter of 1.9%, due to stronger growth in all regions except North America. This reflects a reversal of the declining quarterly like-for-like revenue growth trend which went from 4% in quarter one, to 3% in quarter two and to 2% in quarter three.

Latin America again led the way

Like-for-like revenue growth in North America declined as the year progressed, from over 1% in the first quarter to down -0.6% in quarter four. Relatively strong growth in the Group's Advertising and Media Investment Management businesses was more than offset by parts of the Group's Consumer Insight, Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications businesses. This seems to be indicative of continued pressure on discretionary client spending. In constant currencies, full year revenue growth was well over 3%, while like-for-like revenues were down marginally at -0.1%.

Conversely, and against market trends, the UK showed an improving rate of quarterly like-for-like revenue growth as the year progressed, from 2.5% in the first quarter to over 5% in quarter four. In the last quarter, particularly strong growth in Advertising and Media Investment Management was partly offset by slower growth in Consumer Insight, Branding & Identity and Healthcare Communications. Full year revenue growth in constant currencies was well over 7% and like-for-like growth was 4%.

Western Continental Europe, although relatively more difficult, showed some improvement in the fourth quarter, with growth in Italy, Turkey and (surprisingly) Greece, but Spain, Portugal, Scandinavia, France, the Netherlands and Switzerland were tougher, with the continuing effects of the Eurozone crisis impacting parts of the region. Full year revenue growth in constant currencies was well over 3%, while like-for-like growth was only slightly positive at 0.1%.

Our strongest region in 2012 was again Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, with constant currency growth of over 9% and like-for-like growth of over 8%, principally driven by Latin America and the BRICs[1] and Next 11[2] parts of Asia Pacific and the CIVETS[3] and the MIST[4].

Latin America showed the strongest growth of all of our sub-regions in the year, with constant currency revenues up almost 13% and like-for-like revenues up well over 11%. The Middle East & Africa showed the strongest growth of our sub-regions in the fourth quarter, with like-for-like revenues up almost 10% and with all sectors improving. Full year revenue growth was almost 9%. Central and Eastern Europe, after a difficult third quarter, improved significantly in the final quarter, with like-for-like growth of over 12% in Russia. Full year like-for-like growth in this sub-region was 0.7%.

Full year revenues for the BRICs, which account for almost $2 billion of revenue (almost $3 billion including associates), were up over 11% on a like-for-like basis, with the Next 11 and CIVETS up almost 12% and over 11% respectively. The MIST was up over 11%. In 2012, 30% of the Group's revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, 0.6 percentage points more compared with the previous year and against the Group's strategic objective of 35-40% over the next two to three years. Markets outside North America now account for 66% of our revenues.


Constant currency[1] revenue growth by geography %
North America
12 3.7
11 6.3
UK
12 7.7
11 8.8
Western Continental Europe
12 3.7
11 6.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
12 9.3
11 12.6


Headline PBIT[2] margins by geography %
North America
12 16.3
11 15.5
UK
12 13.6
11 14.0
Western Continental Europe
12 10.4
11 11.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
12 16.9
11 15.4


Revenue by geography £m
North America
UK
Western Continental Europe
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
10,000
8,000
6,000
4,000
2,000
0
08
09
10
11
12

[1] See definition on page 226.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

[1] Brazil, Russia, India and China.
[2] Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey and Vietnam (the Group has no operations in Iran).
[3] Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa.
[4] Mexico, Indonesia, South Korea and Turkey.

Strong growth in advertising and media

Advertising and Media Investment Management remained the strongest-performing sector with full year revenues up 5.2% in constant currencies and 5.1% like-for-like. In the final quarter, constant currency revenues were up 4.0% and like-for-like revenues were up 5.4%, considerably stronger than the third quarter like-for-like growth of 2.9%.

Of the Group's advertising networks, Ogilvy & Mather, which was named Network of the Year at Cannes, performed especially well in North America, the UK and Latin America, with Grey in North America even stronger. However, the Group's advertising businesses in Western Continental Europe generally remained under pressure with like-for-like revenues down. Growth in the Group's Media Investment Management businesses has been very consistent throughout the year, with constant currency revenues up over 12% for the year and like-for-like growth of 11.0%. tenthavenue, the 'engagement' network focused on out-of-home media, was established towards the end of 2010 and in 2012 showed strong revenue growth, with like-for-like revenues up over 7% following growth of over 14% in 2011. The strong revenue growth across most of the Group's businesses, together with good cost control, resulted in the combined reported operating margin of this sector improving by 1.6 margin points to 17.7%.

In 2012, Ogilvy & Mather, JWT, Y&R, Grey and United generated estimated net new business billings of £1.087 billion ($1.740 billion). GroupM (the Group's Media Investment Management arm, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated estimated net new business billings of £2.148 billion ($3.437 billion).

Consumer Insight revenues grew 2.8% on a constant currency basis, with gross margin up 0.8%. On a like-for-like basis revenues were up 0.8% with gross margin down 1.1%. The pattern of revenue growth seen in the first nine months continued into the final quarter, with the mature markets of North


Constant currency[1] revenue growth by sector %
Advertising and Media Investment Management
12
11
5.2
12.2
Consumer Insight
12
11
2.8
1.7
Public Relations & Public Affairs
12
11
4.2
6.2
Branding & Identity, Healthcare and Specialist Communications
12
11
10.2
10.1


Headline PBIT[2] margins by sector %
Advertising and Media Investment Management
12
11
17.7
16.1
Consumer Insight
12
11
10.0
10.5
Public Relations & Public Affairs
12
11
14.9
16.1
Branding & Identity, Healthcare and Specialist Communications
12
11
14.4
14.3


Revenue by sector £m
Advertising and Media Investment Management
Consumer Insight
Public Relations & Public Affairs
Branding & Identity, Healthcare and Specialist Communications
10,000
8,000
6,000
4,000
2,000
0
08
09
10
11
12

[1] See definition on page 226.
[2] The calculation of headline PBIT is set out in note 31 of the financial statements.

America and Continental Europe difficult but counterbalanced by strong growth in the faster-growing markets of Asia Pacific, Latin America, Africa & the Middle East. In the fourth quarter, the UK also slowed. Headline PBIT margins fell 0.5 margin points to 10.0%, while reported gross margin margins (headline PBIT as a proportion of gross margin rather than revenue) fell 0.4 margin points to 13.9%. The central issue continues to be like-for-like revenue growth in the custom businesses in mature markets, where discretionary spending remains under review by clients. Custom businesses in faster-growth markets, and syndicated and semi-syndicated businesses in all markets, remain robust, with strong like-for-like revenue growth.

The Group's Public Relations & Public Affairs businesses had a more difficult year with full-year growth in constant currencies of 4.2% and like-for-like revenues down 1.0%, with continuing pressure in North America and Continental Europe across most of the Group's brands, only partly offset by strong growth in the UK, Latin America and the Middle East & Africa. Operating margins fell by 1.2 margin points to 14.9%.

> *Over 32% of the Group's 2012 revenues came from direct, digital and interactive... growing 6.7% like-for-like over 2011*

At the Group's Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at 10.2% with like-for-like growth of 2.6%. Like-for-like revenue growth slipped slightly in quarter four, due primarily to slower growth in parts of the Group's Branding & Identity and Healthcare Communications businesses, but remained close to 2%. AKQA, the leading digital agency acquired in July 2012, performed well with full year like-for-like revenues up 10%. Operating margins for the sector as a whole improved slightly, up 0.1 margin points to 14.4%.

Over 32% of the Group's 2012 revenues came from direct, digital and interactive, up over one percentage point from the previous year and growing 6.7% like-for-like over 2011. Marketing services comprised almost 60% of our revenues in 2012, a similar proportion to 2011.

Margins reach new high

Headline PBIT margins were up 0.5 margin points to 14.8% compared to 14.3% in 2011, in line with the Group's margin target and surpassing the previous pre-Lehman pro forma high of 2008 (which we equalled in 2011). This headline margin of 14.8% is after charging £51 million ($82 million) of severance costs compared with £54 million ($84 million) in 2011. In 2012 the impact of exchange rates reduced reported margins and on a like-for-like basis, headline PBIT margins actually improved 0.7 margin points. Over the last two years, reported headline PBIT margins have improved by 1.6 margin points and by 1.8 margin points like-for-like.

Given the significance of Consumer Insight revenues to the Group, with none of our direct parent company competitors present in that sector, gross margin and headline gross margin margins (or headline PBIT as a percentage of gross margin) are a more meaningful measure of comparative margin performance. This is because Consumer Insight revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection is more efficient. Headline gross margin margins were up 0.6 margin points to 16.1%, achieving the highest reported level in the industry.

Group revenues are more weighted to the second half of the year across all regions and functions and particularly in the faster-growing markets of Asia Pacific and Latin America. As a result, the Group's profitability continues to be skewed to the second half of the year.

Operating costs contained

During 2012, the Group continued to reap the benefits of containing operating costs, with improvements across most cost categories, particularly property, commercial and office costs.

On a like-for-like basis the average number of people in the Group increased by 1.6% in 2012. On the same basis, the number of people in the Group at 31 December 2012 was 0.4% lower than at the end of 2011. This point-to-point decrease reflects the adjustments in staff costs made in the second half of 2012, following the slowdown in revenue growth after the first quarter of the year. Also on a like-for-like basis, revenues increased by 2.9% and gross margin 2.4%.

Reported staff costs, excluding incentives, rose by over 5% and by over 7% in constant currency. Incentive payments amounted to £291 million (or over $465 million), which was well over 16% of headline operating profit before incentives and income from associates, compared with £338 million or almost 20% in 2011. Performance in parts of the Group's custom research, public relations and public affairs, healthcare and direct, digital and interactive businesses fell short of the maximum performance objectives agreed for 2012, as the like-for-like revenue growth rate slowed in quarters two and three in 2012. This followed the record profit and margin performance in 2011, when most of the Group's operating companies achieved maximum incentive levels. Our objective remains to pay out approximately 20% of operating profit before bonus and taxes at maximum and 15% at target and, in some cases, 25% at 'super-maximum'.

Headline operating margins, before all incentives and income from associates, were 16.9%, down 0.1 margin points, compared with 17.0% last year. The Group's staff cost to revenue ratio, including incentives, increased by 0.3 margin points to 58.9% compared with 58.6% in 2011. Following intentional reductions in 2009 and 2010 after the Lehman crisis, the Group increased its investment in people, particularly in the latter part of 2011 and in early 2012, mainly in the faster-growing geographic and functional markets (such as media investment management and digital) as like-for-like revenues and gross margin increased.

Part of the Group's strategy is to continue to ensure that variable staff costs (incentives, freelance and consultants costs) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slowdowns. In 2012, the ratio of variable staff costs to total staff costs was 11.4%, compared with 12.2% in 2011 and 9.7% in 2009. As a proportion of revenue, variable staff costs were 6.7% in 2012 compared with 7.2% in 2011 and 5.7% in 2009. The business is, therefore, well positioned if current market conditions change.

In the second half of 2012, the Group received the proceeds from the sale of the stake in Buddy Media and also completed the sale of the freehold of 285 Madison Avenue, the New York headquarters of Young & Rubicam Inc. These two transactions combined resulted in an exceptional gain of £102 million.

Offsetting this gain, an exceptional restructuring charge of £93 million was taken, the majority of which was to address certain structural issues within businesses primarily in Western Continental Europe and to balance staffing levels and align staff costs given anticipated levels of revenue.

Although one of the Super Marios, Mario Draghi, who took over as the President of the European Central Bank, has certainly improved the prospects of the Eurozone in the last year or so, it seems that slow growth or stagnation in Western Continental Europe is likely to continue for some time. We may well only be half way through a lost decade, post-Lehman.

In addition, the devastating effects of Hurricane Sandy, the significant loss of power in New York and the subsequent flooding which occurred, had some impact on the operational effectiveness of certain of the Group's IT infrastructure and the Group has reviewed its back-office systems and made provision for the write-off of IT equipment. This will accelerate the Group's overhaul of its approach to centralising IT services.

As a result of all this, headline PBIT rose over 7% to £1.531 billion from £1.429 billion, up over 11% in constant currencies. Reported PBIT rose over 4% to £1.311 billion from £1.258 billion, up over 8% in constant currencies.

Net finance costs (excluding the revaluation of financial instruments) were £214 million, up 7% from £200 million in 2011, reflecting higher average net debt, offset by lower funding costs. Headline profit before tax increased by over 7% (over 12% in constant currencies) to £1.317 billion and reported profit before tax was up over 8% (well over 14% in constant currencies) to £1.092 billion.

The Group's tax rate on headline profit before tax was 21.2%, compared with 22.0% in 2011, and on reported profit before tax was 18.1% against 9.1% in 2011. The difference in the reported tax rate is primarily due to the exceptional release in 2011 of prior year corporate tax provisions following the resolution of a number of open matters.

Diluted headline earnings per share rose over 8% (over 13% in constant currencies) to 73.4p and diluted reported earnings per share decreased by over 2% (increased by almost 2% in constant currencies) to 62.8p, again reflecting the release of prior year tax provisions in 2011.

2012's challenges

Despite being a record year, 2012 felt very different. We reached our targets, but we got there ugly. Having budgeted 4% like-for-like revenue growth at the beginning of 2012, the first quarter started well on budget, if not ahead, and with the quarter one revised forecast strengthening, investment in talent continued following the additions made at the end of 2011. However, as the like-for-like revenue growth rate started to slow in quarter two, we did not start to make the cost adjustments quickly enough to counter the increased staff investment until quarters three and four, although we are now much better balanced for 2013, with the like-for-like number of people in the business slightly down at the end of the year compared with the beginning of 2012.

So why was 2012 such a difficult year? Clients were certainly in stronger shape with profits at an all-time high as a proportion of GDP, margins generally stronger, share prices rising as institutional investors rotated out of cash or government securities and sitting on, in the case of US-based multinationals, over $2 trillion in cash with relatively unleveraged balance sheets. But, whilst clients were certainly in better shape than pre-Lehman in September 2008, they still lacked the necessary confidence given the 'grey swans', or known unknowns. Black swans are the unknown unknowns which, by definition, we do not know what they are (like Cyprus, or the tragic Boston bombings).

There are at least four grey swans, perhaps five now in the case of the UK. Firstly, the fragility of the Eurozone, certainly better since Mario Draghi took over as President of the ECB, but still subject to potential shocks, for example, from elections in Italy or potential corruption problems in Spain, or a black swan in Cyprus. The Eurozone has also been aided by others stressing the need to reduce unemployment and surrendering the inflation rate constraint, for example, by the Chairman of the Federal Reserve Bank in the US, the re-elected Prime Minister Abe in Japan and perhaps the new Governor of the Bank of England in the UK. This has certainly helped equity securities too.

Second, the problems of the Middle East, which are probably now, if anything, worse than a year ago, with heightened conflicts and tensions in Tunisia, Libya, Egypt, Gaza, Syria and above all, potential conflicts between Israel and Iran.

Third, a China or BRICs hard or soft landing, although all the evidence we have seems to point to a soft landing in China and continued growth in Brazil and India, and even stronger growth in Russia. The rise of the hundreds of millions in the new middle-classes in all these countries seems to be the real economic motive force, particularly for the fast-moving consumer goods industries. Certainly, in the case of China, the West seems to have fundamentally misunderstood the significance of the 12th Five Year Plan. That plan looks for lower quantum, but higher quality growth at around 7.5% p.a. compound (which we would kill for), combined with higher consumption, lower savings, a social security safety net and stronger services sector (almost a charter for WPP). The new politburo leadership seems to be another bull market signal.

Fourth, and most importantly, dealing with the US deficit and a record level of $16 trillion of debt in the most effective way. This remains the elephant in the room, as the US is still twice the size of the Chinese economy at around $16 trillion GDP versus over $8 trillion out of a global total of around $70 trillion. The last minute attempts to deal with the problem in the US Congress on New Year's Eve in 2012 only succeeded in kicking the can further down the road and the sequester is ill-equipped to help, having been really devised as a compromise measure in June 2011 never to be used. Neither will the sequester help growth in the first half of 2013 in the US.

Finally, the decision to launch a referendum for Britain's European Union membership, whilst no doubt being an astute political move, adds further uncertainty to the UK economy until after the next UK General Election in 2015.

"[Clients] remain focused on a strategy of adding capacity and brand building in both fast-growth geographic markets and functional markets like digital"

So all in all, whilst clients may be more confident than they were in September 2008 pre-Lehman, with stronger balance sheets, these increased levels of uncertainty, combined with strengthened corporate governance scrutiny, make them unwilling to take further risks. They remain focused on a strategy of adding capacity and brand building in both fast-growth geographic markets and functional markets like digital and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets.

This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment not a cost. We see little reason if any for this pattern of behaviour to change in 2013, with continued caution being the watchwords. There is certainly no evidence to suggest any such change in behaviour so far in 2013.

The outlook for 2013 continues to be demanding

2013 looks to be another demanding year. There will be no maxi- or mini-quadrennial events and, as mentioned above, the US deficit and debt remain ignored.

The pattern for 2013 looks very similar to 2012, perhaps with increased client confidence balancing the lack of maxi- or mini-quadrennial events. Forecasts of worldwide real GDP growth still hover around 3%, with inflation of 2% giving nominal GDP growth of around 5% for 2013, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, and advertising should grow at least at a similar rate as GDP.

The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential elections in November did underpin industry growth but not, perhaps, as much as was thought, with money being switched from existing budgets, particularly in the cases of the UEFA Championships and Olympics.

Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast- and slow-growth markets to stimulate top-line sales growth. As a leading chief investment officer of one of the largest investment institutions said earlier this year, companies may be running out of ways of reducing costs and have to focus more on top-line growth. Merger and acquisition activity may be another way of doing this, but may be a more risky way than investing in marketing and brand and hence market share.

In 2013, our prime focus will remain on growing revenues and gross margin faster than the industry average, driven by our leading position in the new markets, in new media, and in consumer insight, including data analytics and the application of technology, creativity and 'horizontality' – the increasing opportunities for coordination and co-operation between activities both nationally and internationally, and at a client and country level. New markets, new media and Consumer Insight account respectively for 30%, 33%[1] and 24% of the Group's revenues of $16.5 billion, demonstrating the success of our strategic focus.

> ***New markets, new media and Consumer Insight account respectively for 30%, 33%[1] and 24% of the Group's revenues***

At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2012 are realised.

The initiatives taken by the parent company in the areas of human resources, property, procurement, IT and practice development continue to improve the flexibility of the Group's cost base. Additionally, as noted earlier, flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 7% of revenues and continue to position the Group extremely well should current market conditions change.

[1] Including AKQA on a full-year basis.

2012 revenue by geography vs peers $bn


Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Western Europe & UK
North America
20
16
12
8
4
0
WPP
Omnicom[1,2]
Publicis[1,3]
IPG[1,4]
Aegis/ Dentsu[5]
Havas[1,3]

[1] Sourced from 2012 company presentations. Central & Eastern Europe estimated at 3% of revenue.
[2] Assumed non-Euro countries in Europe are 3% of revenue and Canada is 1.5% of revenue.
[3] Assumed $1=€0.79 based on the average for 2012.
[4] Assumed Canada is 1.5% of revenue.
[5] Aegis/Dentsu based on disclosed pro forma group revenue splits against 2012 analyst estimates.


2012 digital revenue[1] vs peers $bn
$5.4bn
$2.8bn
$2.8bn
$1.0bn
$0.6bn
WPP
Omnicom
Publicis
IPG
Havas

[1] Peer digital revenue according to *Advertising Age* percentages applied to FY US$ revenue.

The budgets for 2013 have been prepared on a somewhat more conservative basis than usual (hopefully) following the slowing like-for-like revenue growth rate in the middle two quarters of 2012. However, they continue to reflect the faster-growing geographical markets of Asia Pacific, Latin America, Africa and Central and Eastern Europe and faster-growing functional sectors of Advertising, Media Investment Management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of the US and Western Europe. Our 2013 budgets show like-for-like revenue and gross margin growth of around 3% and a target operating margin improvement of 0.5 margin points.

Incentive plans for 2013 will continue to emphasise revenue (particularly in the mature markets of our custom Consumer Insight businesses) and operating profit growth in conjunction with operating margin improvement, although objectives will continue to include qualitative Group objectives, including coordination and co-operation, talent management and succession planning.

At the time of writing, we have revenue and profit data for the first three months of 2013. The Group has had a solid start to the year, with like-for-like revenue growth up over 2% in the first quarter. The trend by geography is similar to the final quarter of 2012, with strong growth in Asia Pacific and Latin America, countered by the more difficult mature Western and Continental Europe markets. By sector, Advertising and Media Investment Management remains strong and Consumer Insight is showing an improvement in growth compared with the fourth quarter of 2012. These trends are in line with our budgets, which also indicate a broadly steady rate of growth throughout the year, albeit with the usual conservatism in quarter four. Operating profits and margins were above budget.

2014 looks a better prospect, however, with the FIFA World Cup in Brazil, the Winter Olympics in Sochi and, would you believe, another US election – the mid-term Congressionals. The first two events will continue to reposition Brazil and Latin America and Russia and Central and Eastern Europe in the world's mind, just like the Beijing Olympics did for China and Asia and the FIFA World Cup did for South Africa and the continent of Africa – and London 2012 did for the UK.

The longer term looks more favourable

In the long term, the outlook for the communications services industry appears favourable.

Globalisation, overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence retail distribution, brand emphasis on health and wellness, the growth in government spending and the new focus on corporate sustainability issues such as climate change underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly.

Moreover, the continuing growth of the BRICs, Next 11 and other faster-growing geographical markets will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of 'new-BRICs' such as Vietnam, Pakistan, Indonesia, Bangladesh, Nigeria, Colombia, Turkey and Mexico and even Myanmar. Advertising and marketing services expenditure as a proportion

Revenue in faster-growing markets 2004-2012 $bn


WPP
Omnicom[1,2]
Publicis[1]
IPG[1]
5
4
3
2
1
0
2004
2010
2011
2012

[1] Peer data sourced from annual results translated at average exchange rate for the year.
[2] Assumed non-Euro countries in Europe are 3% of revenue and Canada is 1.5% of revenue.

of GDP has started to resume its growth, although in these relatively low-inflationary times, where our clients have limited pricing power, we remain committed to working with our clients and their procurement departments to improve the effectiveness and efficiency of their spending and investments.

Given these short-term and long-term trends, your Company believes it has the correct strategic priorities – new markets, new media, Consumer Insight and 'horizontality' – and a focus on not only strategic planning, creative execution and distribution, but also on both the application of technology and analysis of data, to the benefit of our clients and people.

Including associates, the Group currently employs over 165,000 full-time people (up from over 158,000 the previous year) in over 3,000 offices in 110 countries. It services 350 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 63 of the NASDAQ 100, 31 of the Fortune e-50, and almost 760 national or multinational clients in three or more disciplines. Almost 480 clients are served in four disciplines and these clients account for over 57% of Group revenues. The Group also works with almost 360 clients in six or more countries.

"The Group continues to improve co-operation and coordination among its operating companies in order to add value to our clients' businesses and our people's careers"

These statistics reflect the increasing opportunities for 'horizontality' – developing client relationships between activities nationally, internationally and by function. We estimate that well over a third of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. The Group continues to improve co-operation and coordination among its operating companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. 'Horizontality' has been accelerated through the appointment of more than 35 Global Client Leaders for our major clients, accounting for almost $6 billion of total revenues of $17 billion, and Country Managers in a growing number of 'test' markets. The Group continues to lead the industry in coordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very, very successful in the recent wave of consolidation in the pharmaceutical industry and the resulting 'team' pitches.

Four core strategic priorities

Our reason for being, the justification for WPP's existence, continues to be to add value to our clients' businesses and our people's careers. Our goal remains to be the world's most successful provider of communications services to multinational, regional and local companies, not just the largest.

To that end, we have four core strategic priorities.

1

Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe to 35-40%.

2

Increase the share of revenues of new media to 35-40%.

3

Increase the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – to be more than 50% of revenues, with a focus on the application of new technology, big data and digital.

4

Achieve 'horizontality' by ensuring our people work together for the benefit of clients, primarily through two horizontal integrators: client leaders and Country Managers.

If we implement this strategy effectively then our business will be geographically and functionally well positioned to compete successfully and to deliver on our long-term financial targets:

- Revenue and gross margin growth greater than the industry average, supplemented by acquisitions.
- Annual improvement in operating margin of 0.5 margin points or more depending on revenue growth and staff cost to revenue ratio improvement of 0.3 margin points or more.
- Annual PBIT growth of 10% to 15% delivered through revenue growth, margin expansion and acquisitions.



Our six specific objectives

Here are six objectives which represent our key performance indicators (KPIs). For an assessment of how we performed against them in 2012, read on.

1. **Continue to improve operating margins.**
2. **Increase flexibility in the cost structure.**
3. **Use free cash flow to enhance share owner value and improve return on capital.**
4. **Continue to develop the value added by the parent company.**
5. **Emphasise revenue growth more as margins improve.**
6. **Improve still further the creative capabilities and reputation of all our businesses.**

1 First, to continue to improve operating margins. In 2012, we achieved a margin of 14.8%, a new high. We continue to believe a margin of around 18% or more is a tough, but realistic, objective given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group margin of 17%. It may well be that headline PBIT as a percentage of gross margin is a more accurate competitive comparison and we achieved 16.1% in 2012, the highest level in the industry.

The Group has embarked on a number of programs to improve operational effectiveness including shared service centres and offshoring certain tasks away from high-cost markets. We are consolidating IT infrastructure and centralising systems development and applications to create efficiencies and focus investment. These programs are projected to deliver a 1.0 margin point benefit over the course of the next three to five years.

Headline operating margins[1] vs peers %


WPP
IPG
Omnicom
Publicis
Havas
WPP including associates
WPP gross margin margin[2]
20
15
10
5
2008
2009
2010
2011
2012

[1] Based on headline operating profit as defined on page 227, excluding share of results of associates, and sourced from relevant public filings, adjusted to a comparable basis to WPP.
[2] Gross margin margin is defined as headline PBIT as a proportion of gross margin.

2 Second, to increase flexibility in the cost structure. In 2012, flexible staff costs (including incentives, freelance and consultants) remained close to historical highs of around 7% of revenues and continue to position the Group extremely well, if current market conditions change.

Change in variable costs %


2012
2011
2010
2009
9.7 13.4 12.2 11.4
5.7 7.8 7.2 6.7
15
12
9
6
3
0
Variable staff costs as a % of staff costs
Variable staff costs as a % of revenue

3 Third, to enhance share owner value and maximise the return on investment on the Company's substantial free cash flow of almost £1.1 billion (or over $1.7 billion). There are broadly three alternative uses of funds:

- Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although we have increased investment in our digital- and technology-based service offering, in line with our strategic goals. The Group has actively assessed its IT infrastructure in 2012 and consequently accelerated its overhaul of centralised IT services, although the pace of process simplification, offshoring and outsourcing needs to be quickened. We have been too slow. We have also invested significantly more in real estate following lease renewals to secure greater efficiencies. A large part of the proceeds from the sale of the freehold of 285 Madison Avenue in New York have been reinvested in relocating the headquarters of Young & Rubicam Inc. to a more modern, efficient facility at 3 Columbus Circle.
- Mergers and acquisitions, which have historically taken the lion's share of free cash flow. Here we have raised the hurdle rate on capital employed so that our return on capital may be increased. There is a very significant pipeline of reasonably-priced small- and medium-sized potential acquisitions, with the exception of Brazil and India and digital in the US, where prices seem to have got ahead of themselves because of pressure on our competitors to catch up. This is clearly reflected in some of the operational and governance issues that are starting to surface elsewhere in the industry, particularly in fast-growing markets like China and Brazil.

Our acquisition focus in 2012 was again on the triple play of faster-growing geographic markets, new media and consumer insight, including the application of technology and big data, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability. In 2012, the Group spent £500 million on initial acquisition payments, net of cash acquired and disposal proceeds. Net acquisition spend is currently targeted at around £300 to £400 million per annum and we will continue to seize opportunities in line with our strategy.
- Dividends or share buy-backs. We have increasingly come to the view, based on co-operative research with leading investment institutions, that, currently, the markets favour consistent increases in dividends and higher maintainable pay-out ratios, along with anti-dilutive buy-backs and, of course, sensibly-priced strategic acquisitions.

Following the strong first-half results in 2012, your Board raised the interim dividend by 18%, around 5.0 percentage points higher than the growth in headline

Distributions to share owners[1] £m


Buy-backs
Dividends paid
4.3%
4.7% 3.4% 3.0% 4.5% 4.3%
600
450
300
150
0
08 09 10 11 12

[1] Sum of share buy-backs and dividends paid divided by average shares in issue for the relevant period, as a percentage of the average share price for the relevant period.

diluted earnings per share, a pay-out ratio in the first half of 34%. For the full year, headline diluted earnings per share rose by 8.4% and the final dividend has been increased by 15%, bringing the total dividend for the year to 28.51p per share, up 15.9%, 7.5 percentage points higher than the growth in headline diluted earnings per share. With a dividend pay-out ratio of 39% in 2012, and having largely achieved the objective of a 40% pay-out ratio set in 2010, your Board will give consideration to the merits of increasing the pay-out ratio further, in the range of 45-50%. Dividends paid in respect of 2012 will total almost £360 million for the year.

On 2 January 2013, the Scheme of Arrangement between WPP 2012 Limited (formerly WPP plc) and its share owners, in relation to the introduction of a new Jersey incorporated and UK tax resident parent company, became effective and new WPP, which has adopted the same name, WPP plc, became the new parent company of the WPP Group. As a consequence of the Group returning its tax residence to the UK, the dividend access plan and scrip dividend have been terminated.

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock, although the Company does also have considerable free cash flow to take advantage of any anomalies in market values, as it did last year. Share buy-backs in 2012 cost £135 million, representing 1.3% of issued share capital.

4 Fourth, we will continue to develop the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, IT and practice development, including sustainability. We will continue to do this through a limited group of 400 or so people at the centre in London, New York, Tokyo, Hong Kong, Shanghai and São Paulo. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients in their businesses and our people in their careers.

Many of our initiatives are possible because of the scale on which we now operate. In the optimum use of property, in information technology and in procurement generally, we are able to achieve efficiencies that would be beyond the reach of any individual operating company. But it is also clear that there is an increasing requirement for the centre to complement the operating companies in professional development and client coordination. It is a relatively recent development for certain multinational marketing companies, when looking to satisfy their global communications needs, to make their initial approach not to operating companies, but directly to holding or parent companies.

Such assignments present major, and increasingly frequent, opportunities for the few groups of our size. It is absolutely essential that we have the professional resources and the practice development capability to serve such clients comprehensively, actively and creatively. Initiatives involving some of the world's largest marketers continue to gain momentum. The world's largest advertiser is itself integrating its efforts around brands, in the areas of advertising, media investment management, market research, packaging design and public relations. Our largest client is seeking a seamless model, effectively a one-client agency within our Group. All our clients, whether global, multinational or local, continue to focus on the quality of our thinking, coordination of communications and price. In response, we focus on talent, structure and incentives.

Managing talent is the priority

Talent and its management therefore remain at the heart of our reason to be: that is what our clients pay us for. Development of our people and the way we manage that talent is a critical determinant of performance and on that critical dimension, we continue to make significant progress.

In developing highly competitive incentives combined with extremely attractive working environments, we increasingly differentiate ourselves from our competitors and improve the attractiveness of WPP companies as destinations for talent. Our quarterly reviews with the operating companies have been structured to give more time and attention to talent and to clients. Our recruiting efforts throughout 2012 were especially fruitful as we successfully targeted and recruited top talent within and beyond our industry, often competing with investment banking, management consulting, new media and private equity offers. The war for talent is fierce and will intensify further, and there is more to be done.

The blueprint for our executive development curriculum has been completed, and our flagship client leadership training program, *Maestro*, now in its 10th year, is being continuously developed. The parent company and each of our operating companies have installed their own approach to performance assessment and succession planning, aimed at developing the careers of their people, improving the quality of feedback, coaching and mentoring they receive and providing for orderly succession. A senior management mentoring and development program, 'The X Factor', run by Charlotte Beers, the former chairman and CEO of Ogilvy & Mather and chairman of JWT, continues to prepare women for the next level of leadership in the Group.

In 2011, your Company teamed up with the Shanghai Art & Design Academy (SADA) to establish the WPP School of Marketing and Communications. This jointly run school offers China's first professional marketing and communications three-year diploma program. This initiative continued in 2012, with the second intake of 88 students. After 18 years, the WPP Marketing Fellowship program remains (sadly) the only multi-disciplinary and multi-geographical recruitment and training initiative in the industry.

We continued to scrutinise and modify our compensation practices, both to offer competitive and appropriately based rewards to our people and to attract outstanding talent from elsewhere. This is a key strategic priority for us. Our competition is, sometimes, not so rigorous in evaluating and rewarding performance – for example, taking advantage of sharp falls in share prices to re-price or issue options or giving limited disclosure to investors of compensation plan details. A failure of external, as well as internal, audiences to understand the importance of globally competitive incentive-based compensation will undermine the Company's leadership position. After all, we invest almost $10 billion a year in human capital, as opposed to only $500 million in fixed assets – 20 times more.

Communications

Of all businesses, a communications services company must be a model of excellent external and internal communications. To that end, we accelerate understanding of the Group's vast resources with a raft of regular communications through our websites, our social media channels and in print: our monthly public online news bulletin, *e.wire*; our consistently-awarded global newspaper and eBook, *The WIRE*; our annual *Atticus Journal* of original marketing thinking; the WPP *Reading Room*, an extensive online library of think pieces (both public and original) from WPP professionals worldwide; our online *Fact Files* profiling Group resources/companies/products; regular communication on Group initiatives such as the WPP Worldwide Partnership Program and the WPP Marketing Fellowship Program; our annual award-winning Sustainability Report and this consistently award-winning Annual Report, both in print and online.

As part of the increased focus on 'horizontality', WPP's award-winning public website is being refreshed to highlight the scope and scale of the Group as well as enhancing the overall user experience. The Group intranet is being redeveloped to facilitate further internal strategic alliances and cross-company co-operation.

Property management

In 2012 we again reduced our core property portfolio. While overall square footage rose by 1.4% from 23.2 million sq ft to 23.5 million sq ft, this was less than half the 2.9% increase in revenue attributable to acquisitions, and considerably less than the 5.8% growth in constant currency revenues.

Average square foot per head dropped from 211 sq ft to 207 sq ft, but this was partly offset by a 1.6% increase in cost per square foot to £29.50. As a result, we held the establishment cost-to-revenue ratio at 6.7%, flat with prior year and ahead of our long term 7% run-rate target.

Our aim for 2013 is to improve on this level in spite of sharp increases in Asia property costs and the impending end of a number of significant below market leases in the region.

Procurement

In procurement, our goal is to make savings and add value across all of WPP's external spend, with particular emphasis on opportunities to leverage our scale to the benefit of our clients and our companies.

In 2012, we completed a three-year implementation of a procurement spend analytics system which now provides supplier-level visibility of close to $5 billion of external spend, across our eight largest markets – the US, the UK, Germany, France, Spain, China, India and Brazil. Access to data of this detail is now driving supplier cost reduction and value improvement targets across the Group. At least one further market will be added in 2013, and others in subsequent years. As a consequence of better data, 2012 also saw the re-organisation of procurement into four spend teams with global/regional reach.

For 2013, we will continue our focus on the key drivers of supplier cost. Specifically for technology and indirect procurement, our goal is to have a minimum of 50% of supplier spend in each major country, covered by WPP preferred suppliers and contracts, and for these preferred suppliers to work with us to deliver year-on-year value improvement. Specific targets will be set for the newest areas of procurement focus, following detailed opportunity analysis which began in 2012.

Information technology

In 2012 we initiated a major review of the Group's IT operations to make them better co-ordinated, more responsive to changing needs (both internal and external) and more cost-effective. Core to this strategy will be greater centralisation and consolidation of the Group's IT infrastructure and services, with the objective of delivering savings of around 10% (or £50 million) on current delivery cost. We estimate implementation will take two to three years and we have engaged PwC to assist with the project.

As mentioned previously, these initiatives were accelerated in the fourth quarter of 2012 following the devastation caused by Hurricane Sandy. The significant loss of power in New York and subsequent flooding had some impact on the operational effectiveness of certain of the Group's IT infrastructure and back-office systems, making the overhaul of our centralised IT services all the more important.

Additionally, the rapid and continuing convergence of mobile, voice and data communications has allowed us to take advantage of new offerings in the telecommunications sector to increase efficiencies and to provide enhanced support to our increasingly mobile workforce.

Practice development

In practice development we continue to develop horizontal initiatives in a focused set of high-potential areas across our vertical operating brands: in media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. Specifically, we continue to invest in sharing insights and developing initiatives through WPP Digital (in digital marketing and media) and The Store (in distribution and retail).

In key geographic markets we are increasingly coordinating our activities through WPP Country Managers. We continue to believe that increasing coordination is required between our brands at the country and global levels, as the arguments for investment in regional management become weaker, largely because of improved technology. In addition, we have increased the number of WPP Global Client Leaders to co-ordinate our efforts on behalf of clients and to ensure they receive maximum benefit from their relationships with WPP operating brands.

Furthermore, we continue to encourage internal strategic alliances and promote co-operation. Practice development initiatives have therefore been reinforced in such areas as healthcare, retail, internal communications, corporate sustainability and media and entertainment. This has been especially important in developing our portfolio of direct investments in new media under WPP Digital and where our investments are working with our agencies and people to bring new technology capabilities and understanding to our clients.

All these initiatives are designed to ensure that we, the parent company, really do (as well as being perceived to) inspire, motivate, coach, encourage, support and incentivise our operating companies to achieve their strategic and operational goals.

5 Fifth, to emphasise revenue growth more as margins improve. One legitimate criticism of our performance against the best-performing competition is our comparative level of organic revenue growth, although the methods used to calculate rates of organic growth 'vary' to say the least and we may have put too much emphasis on margin improvement. In 2012, our like-for-like revenue growth of 2.9% was at the leading end of our competitors, although not in the lead. Our margin performance is consistently at the top end of the pack. We continue to believe increasingly that profitable growth is preferable to sacrificing margins.

Estimated net new business billings of £3.9 billion ($6.2 billion) were won in 2012, up almost 21% on 2011, placing the Group first in all leading net new business tables. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients. These wins continued into the second half of the year and the first three months of 2013 with several very large industry-leading advertising, digital and media assignments, the full benefit of which will be seen in Group revenues in 2013. There have been several recent significant gains, for example, particularly in the pharmaceutical and healthcare industry.

Our practice development activities are also aimed at helping us position our portfolio in the faster-growing functional and geographic areas.


Organic revenue growth vs peers %
WPP
IPG[1]
Omnicom[1]
Publicis[1]
Havas[1]
WPP organic gross margin margin
14
12
10
8
6
4
2
0
-2
Q410
Q111
Q211
Q311
Q411
Q112
Q212
Q312
Q412

[1] Peer data sourced from company presentations.

The Group completed 65 acquisitions in 2012; 28 acquisitions and investments were classified in new markets (of which 20 were in new media), 27 in Consumer Insight, including data analytics and the application of technology, with the balance of 10 driven by individual client or agency needs.

Specifically, in 2012 acquisitions and increased equity stakes were completed in Advertising and Media Investment Management in the US, Germany, the Netherlands, the Slovak Republic, Turkey, Israel, Jordan, Brazil, Colombia, Mexico, Australia, China, South Korea, Thailand and Vietnam; in Consumer Insight in the US, France, Germany, Turkey, UAE, Chile, China and Pakistan; in Public Relations & Public Affairs in the US, Canada, the UK, Denmark, Finland, France, Russia and Australia; in direct, digital and interactive in the US, the UK, Germany, Hungary, Russia, South Africa, Turkey, Australia, China, Indonesia, Pakistan and Singapore; and in Healthcare Communications in Hong Kong.

So far in 2013, the Group has made acquisitions or increased equity interests in Advertising and Media Investment Management in Australia, Canada, Colombia, Myanmar and Thailand; in Consumer Insight in Cambodia and Myanmar; in Public Relations & Public Affairs in China and Vietnam; and in direct, digital and interactive in Latin America, China, the Philippines, South Africa, Turkey, the UK and the US.

These acquisitions continue to move us forward to our previously described strategic priorities; expanding the share of revenues of our businesses in Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe to 35-40%; in new media to 35-40%; and in Consumer Insight, direct, digital and interactive, to over one-half.

Expansion plans

We intend to expand our strong networks – Ogilvy & Mather, JWT, Y&R, Grey, United, CHI Bates & Partners, Mindshare, MEC, MediaCom, Maxus, tenthavenue, TNS, Millward Brown, Kantar Media, Kantar Health, Kantar Retail, Kantar Worldpanel, Hill+Knowlton Strategies, Ogilvy Public Relations, Burson-Marsteller, Cohn & Wolfe, OgilvyOne Worldwide, Wunderman, OgilvyAction, G2, POSSIBLE, 24/7 Media, AKQA, Ogilvy CommonHealth Worldwide, Sudler & Hennessey, ghg, The Brand Union, Landor and FITCH – in high-growth markets or where their market share is insufficient. Indeed, we recently announced the merger of OgilvyAction and G2 to form the largest and most geographically complete activation agency in the world. Together they will be uniquely placed to exploit the intersection of the world's brands and distribution systems.

We will also enhance our leadership position in Consumer Insight by further development of our key brands with particular emphasis on North America, Asia Pacific, Latin America and Continental and Eastern Europe. We will continue our growth of research panels and have established a Kantar-wide operational capability. We will reinforce our growing position in media research through Kantar Media, which includes our investments in television and internet audience research and IBOPE, Marktest and CSM/CTR, which, combined, is the market leader outside North America. We now measure television and/or internet audiences in 46 countries around the world.

In addition, we intend to reinforce our worldwide strength in direct and interactive marketing and research through our traditional channels such as OgilvyOne, Wunderman, G2, Blanc & Otus and Lightspeed. We will also invest directly in new channels through start-ups, particularly as US and French valuations in search, for example, are still prohibitive. Other opportunities will be sought to enhance our online capabilities.

Lastly, we will continue to develop our specialist expertise in areas such as healthcare, retail and interactive and to identify new high-growth areas.

Creativity remains paramount

6 Sixth, to improve still further the creative capabilities and reputation of all our businesses. In pursuing these aims, the Group is led by John O'Keeffe, WPP's worldwide creative director. Under John's guidance progress continues to be impressive.

There is much talk of co-ordinated communications, 'horizontality', and price effectiveness.

All are important.

None is as important as the quality of the work.

Creative excellence remains and will remain paramount. If you drew a graph plotting creative awards (as a proxy for creativity) against margins, for any group of agencies, there would be a very strong correlation. The more awards, the stronger the margins. The client's procurement department fades into the background when the work is strong.

Of the three things we do – strategic thinking, creative execution and co-ordination – creative execution is undoubtedly the most important.

This of course means creativity in its broadest sense.

Our clients look for creative thinking and output not just from advertising agencies, public relations and design companies, but also from our media companies and our research companies. Millward Brown remains arguably one of our most creative brands. Witness the BrandZ™ Top 100 Most Powerful Brands study published annually with the *Financial Times* and its study of the BrandZ™ Top 50 Most Valuable Chinese Brands, together with the recently launched BrandZ™ Top 50 Most Valuable Latin American Brands.

We intend to achieve our creative objectives by stepping up our training and development programs; by recruiting the finest external talent; by celebrating and rewarding outstanding creative success tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies' achievements in winning creative awards.

Early on in his tenure John O'Keeffe identified Cannes as the most important arena to demonstrate the Group's creative credentials. Results have been very encouraging.

For the second year running your Company was named Creative Holding Company of the Year at the 2012 Cannes Lions International Festival of Creativity. The festival is the world's premier showcase for excellence in communications, covering all markets and all disciplines. Back to back recognition of this kind is a real marker of progress and consistency, particularly as our main competitors posted record performances of their own.

Based on the collective number of Cannes Lions awarded to WPP agencies for creative excellence, WPP accumulated 1,589 points in the competition, followed by Omnicom second with 1,383 points and Publicis with 1,018 points. Awards were won by WPP agencies from more than 30 countries across all continents. Following 2011's advertising Grand Prix for JWT Shanghai, in a gratifying double for WPP China, 2012 saw another Grand Prix awarded to Ogilvy Shanghai. And in what proved to be a stellar year all round, Ogilvy was also named winner of the coveted Network of the Year.

2012 also saw the sixth annual WPPED Cream awards, our internal awards program for outstanding work across the Group.

Having said this, we have to maintain a careful and to some extent cautious approach. A recent significant problem we had in the creative area has made us take a long, detailed look at our creative culture to make sure that our emphasis on creative improvement doesn't result in inappropriate 'scam' ads for festivals, for example. We need to take total responsibility for such events and make sure that our drive in creativity doesn't result in totally inappropriate behaviour.

Sustainability matters

The Group's commitment to, and investment in, sustainability initiatives supports major business wins. We estimate that clients who engaged with WPP on our approach to sustainability were worth $1.2 billion to the Group in 2012.

We are in business for the long term and, like all leading companies today, we recognise our responsibilities to clients, our people and the world at large. Sustainability at WPP cuts across all areas of our business. From the work we do for clients, to the time we donate to causes through pro bono work and the way we run our company and look after our people. Sustainability issues are ever more important to our clients, and our own track record gives us credibility as advisors on these topics.

A summary of the Group's approach to sustainability can be found on pages 145 to 153. Please also see our annual Sustainability Report on the work our clients and our people do in these increasingly important areas.

Sustainability performance summary

	2012	2011	2010
Value of client business supported by our sustainability credentials*	**$1.2bn**	$1bn	–
Gender diversity (% of women total employees)	**54%**	54%	54%
Gender diversity (% of women Board directors/executive leaders)	**32%**	31%	31%
Investment in training and welfare	**£57.8m**	£58.3m	£48.9m
Carbon footprint (tonnes of CO_2 per person)	**2.45**	2.44	2.51
Social investment (£ million)	**£16.2m**	£15.3m	£14.3m

* Value of clients who requested information on our sustainability policies and performance through their supplier management process.

Future challenges

A colossal amount remains to be done – challenging our clients, and therefore us. It seems certain that once these objectives are achieved, they will be replaced by new ones. As companies grow in size, most chairmen and CEOs become concerned that their organisations may become flabby, slow to respond, bureaucratic and sclerotic. Any sensible business leader aggressively resists this phenomenon; we all seek the benefits of size and scale without sacrificing the suppleness and energy of a smaller firm. And, for the first time, new technologies now make this possible on a global platform. WPP wants the scale and resources of the largest firm together with the heart and mind of a small one.

And finally...

All our most successful marketing clients follow marketing's most fundamental rules: understand your consumers; know what they want; anticipate change; provide the answers; be constant in your delivery.

WPP, too, is a marketing company. Our consumers are our clients. And we try very hard to follow those same fundamental rules. A significant change that we were early to identify and first to satisfy has been the demand among some clients to be served not by a series of specialist agencies but by a dedicated team; a team made up of specialists from all relevant communications disciplines, who remain members of their specialist agencies, while at the same time collaborating on a daily basis to provide a truly integrated client service with no joins showing. This (at least in part) is what we mean by 'horizontality'.

Rapid changes in technology, the fragmentation of media and the acknowledged success of many of the early teams have made this approach increasingly attractive to certain clients.

As a structure, it is less radical than it probably sounds. In the far-off days of 'the full-service agency', a client's working account group – the only unit of real importance to the client – would be formed from specialists from each department: account management, planning, creative, media – and any of many others according to a specific client's specific needs.

The team approach is similar; and, much like the agency account group, expects its members to have something approaching dual nationality. They are at once paid-up members of their specialist tribe, be it department or company – and committed members of the dedicated client team.

The needs of no two clients are the same. The team approach will never be universal. But seamless collaboration of this kind, with no compromise on quality, requires high degrees of understanding of the bigger picture – which, of course, is precisely why the client values it so highly.

Last year's Group performance, as detailed in this report, was made possible by tens of thousands of talented individuals; each with a particular individual skill; some working entirely in groups within their companies and some in dedicated client teams; and all contributing to a greater whole.

They have earned our very public gratitude.

Philip Lader
Chairman

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director



Forward-looking statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), the Company may include forward-thinking statements (as defined in the 'Reform Act') in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the anticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under the caption principal risks and uncertainties on pages 162 to 165, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.



Reports from our company leaders

Our business is best understood through an understanding of its constituent parts. On the following pages, the leaders of our major companies give summary accounts of their performance and progress in 2012.

Advertising agency networks

Ogilvy & Mather

Report by Miles Young (below)
Worldwide chairman and chief executive officer



2012 was our 'annus mirabilis'. It was in June that we scaled the 'Twin Peaks' of effectiveness and creativity. I've always believed that it is quite easy for an agency to be successful as a creative shop. It's also easy for agencies to stake out the ground of effectiveness alone. The really big, difficult thing – and sweet spot – is to do both.

We were awarded the title of Most Effective Agency Network by the Effie Global Effectiveness Index, and we became Network of the Year at the Cannes Lions International Festival of Creativity, for the first time.

Titles, of course, come and go – but the determination to play in this space, where creativity and effectiveness measures are seen as mutually reinforcing, will remain. My particular thanks go to Tham Khai Meng, my creative partner and worldwide creative director, and Tim Broadbent, our worldwide effectiveness director, as the mountain guides who prodded, chivvied and hounded us up the Twin Peaks.

2012 was also Digital@Ogilvy's first year as the formalised community of our digital specialists from all of our six disciplines. We see digital as something which needs to be integrated in our day-to-day business, especially at a strategic level. We do not believe that it is a silo or a discipline in its own right. At the last count we had well over 8,000 pure digital specialists. So we can claim to be the world's largest digital agency: but it is by being digital at the heart that we can provide not just scale but also quality. It is a quality that comes from being premised on business strategy – and not just on executional activities. And that quality is being noticed. Forrester, the highly respected global research and advisory firm, rates us as one of the top three mobile agencies; Gartner sees us as a "visionary"; OgilvyOne is ranked No.1 by Forrester as a customer engagement agency, in part due to digital.

We have three digital battlegrounds in particular in which we saw remarkable progress last year. Social@Ogilvy is now the world's largest social network, with very strong IP, expertise and case work in social media, social insights and social measurement. In mobile, we have a unique practice which is strategically led – rooted in business and commercial objectives – so very different to the 'mobile as a gizmo' syndrome which affects much of the business. Finally, e-commerce represents one of our most exciting plays. In particular, we were pleased to sign an agreement with IBM's Smarter Commerce Group, to form a joint venture.

> *We were awarded the title of Most Effective Agency Network by the Effie Global Effectiveness Index, and we became Network of the Year at the Cannes Lions International Festival of Creativity*

One of our core assets is the ability to fuse thinking from different communication disciplines into something which provides deep integration and a high degree of accountability. Fusion™ has continued to be deployed across our client base, with both new and existing clients. The ability to provide powerful integration of this sort depends on specialist disciplinary excellence. Our disciplines have all had strong years; I am lucky to have an experienced and talented group of discipline leaders. Paul Heath leads advertising, which was a major contributor to our awards success last year. My colleagues Brian Fetherstonhaugh, Chris Graves, Steve Harding and Matt Giegerich all cover the progress of our direct marketing, public relations, activation and healthcare business fields respectively below.

Finally, 2012 was a vintage year for our people expressing their brainpower in writing. Dimitri Maex's book, *Sexy Little Numbers*, underlines a belief in data as a key strategic resource for business. Kunal Sinha and David Mayo collaborated on *Raw: Pervasive Creativity in Asia*, and Christopher Graves won the Grand Prix at the WPP Atticus Awards for his book chapter, 'Cool is Not Enough'. It was one of 10 Atticus awards won by Ogilvy & Mather.

My thanks go to all our staff across all our offices who contributed to an outstanding year.

OgilvyOne Worldwide

Report by Brian Fetherstonhaugh (right)
Chairman and chief executive officer

At OgilvyOne Worldwide, we pride ourselves on being pioneers and we were both honored and thrilled to be recognized as such by the industry in 2012.

Forrester looked to the future of the marketing landscape and concluded that a new breed of data-savvy customer experience specialists, or 'customer engagement agencies', would prevail. In its evaluation of 13 agencies, which included in-depth client interviews, Forrester ranked OgilvyOne as the sole Leader in its report, primarily because of our ability to leverage and integrate the full value of our network including Neo@Ogilvy, Lacek, Eicoff and Leopard.

The standout office of 2012 was undoubtedly OgilvyOne UK. Amidst tough competition, this office landed a fantastic new 'creative technologies' assignment from British Airways, while adding a whole new dimension to our capabilities. It triumphed at the UK Direct Marketing Association's Echo Awards, setting a new record for winning 25 awards. To top it off, OgilvyOne UK was named Direct Agency of the Year by both *Marketing* and *Campaign* magazines, the latter for the third year in a row.

Forrester ranked OgilvyOne as the sole Leader in its report, primarily because of our ability to leverage and integrate the full value of our network

A major new CRM assignment for iShares, an extension of our growing global relationship with BlackRock Financial Services, signalled the rebirth of OgilvyOne West in the US, while our emerging markets continued their strong performance.

We continue to blaze new trails in thought leadership. As mentioned earlier, OgilvyOne New York managing director, Dimitri Maex, demystified data analytics in his new book. We investigated the emerging discipline of Social CRM, producing a viewpoint on how marketers can combine the twin forces of CRM and social media to succeed in the future.



Creativity, the secret sauce to any type of customer engagement, is our lifeblood. We continued our dominance of the Direct Marketing Association's 2012 Echo awards, which honor both creativity and effectiveness, winning 19 awards in total, the most of any agency. Other achievements included taking home 15 John Caples Awards and contributing to 11 Direct and Cyber awards at Cannes.

Our pioneering efforts will continue in 2013 as we position ourselves for future growth. Integral to this will be a consolidation of our leadership position in the area of customer engagement. We've entered a promising new global joint venture with IBM in e-commerce, which is part of a very ambitious growth strategy over the next three years.

Ogilvy Public Relations

Report by Christopher Graves (below)
Global chief executive officer



In 2012, Ogilvy Public Relations continued making strong progress on our strategic drives for deep integration with other O&M disciplines (a key Ogilvy PR differentiator in the market), more comprehensive social media/marketing work via our award-winning Social@Ogilvy expertise, and a remarkable revitalization of our core consumer marketing practice.

New, fresh and challenging work for clients such as DuPont, BP (supporting both its London Olympic Games sponsorship and Team USA), American Express, Diageo, Caterpillar and Nestlé demanded our best creative and effective thinking, and a truly integrated approach that included strategic direction, cause marketing, content creation, executive profiling, social media, direct marketing and advertising.

Ogilvy PR continued to excel in nation branding work, especially for the Mexico Tourism Board (Mexico attracted record tourist arrivals in 2012) and a campaign for Chengdu, China that helped turn a formerly earthquake-stricken area into a global tourist attraction by way of a phenomenon media called 'Pandamonium', with its iconic pandas leading an innovative, award-winning 'Pambassador' competition in city capitals worldwide.

We bolstered our capabilities with new global initiatives and specialist offerings to better serve our clients' businesses, including a new corporate behavior change practice

Overall, our multi-region client roster grew by 30%. This strong organic growth reflected our ability to maintain loyal, long-term client partnerships: 90% of our top 20 clients stayed with us in 2012.

The rebuilding of a new, world-class consumer practice started with hiring Mitch Markson as our president, Global Consumer Marketing and chief creative officer, Purpose Branding, followed by industry leaders Brian Maloney and Margie Fox, who left their own 15-year-old agency to head up the US consumer marketing group, joining Michael Frohlich who took up residence as EAME consumer marketing leader and UK managing director.

We bolstered our capabilities with new global initiatives and specialist offerings to better serve our clients' businesses, including a new corporate behavior change practice, OgilvyEngage. Ogilvy PR formed a joint venture in Asia Pacific with Ogilvy CommonHealth to create a unified, integrated healthcare offering, and our global technology practice launched an expanded analyst relations expertise.

The EAME region led the way in 2012 for year-over-year growth, with London continuing its streak and South Africa soaring above 2011 levels.

Finally, Ogilvy PR garnered more than 200 awards in 2012, including Cannes PR Lions and Global SABREs (*The Holmes Report*), Large Agency of the Year (*PRNews*), Public Affairs Agency of the Year (*The Holmes Report*), the WPP Atticus Grand Prix, and the top (Crème de la Crème) WPP WPPED Cream PR award for the fifth time in six years.

OgilvyAction

Report by Steve Harding (below)
Global chief executive officer



In 2012, OgilvyAction enjoyed a fourth consecutive year of growth, which was testament to our hard work, and validation that our business strategy is capitalising on the activation opportunities worldwide. When the OgilvyAction Leadership Team set our strategic plans for 2012, they included ambitious but pragmatic targets, given the fluctuating global economy. The strategies were focused on: revenue growth and margin improvement; building our creative capabilities and reputation; the evolution of our Digital 6-Point Plan; balancing the growth of our existing clients; increasing penetration in Ogilvy & Mather's global client roster; and driving our Greenfields new business agenda.

Despite 2012 being a challenging economic year we saw tremendous year-on-year growth. We grew our two largest clients and also had strong performances on Kimberly-Clark and Qualcomm, plus wins for global projects on Coca-Cola and Unilever, as well as global opportunities on GSK, Philips, Nestlé and Siemens.

Our growth was achieved due to some exceptional regional performances. In Asia Pacific, revenues and profits grew significantly, making China our second-largest market behind the UK and Asia Pacific our most profitable region. We also excelled in Latin America and North America.

In 2012, we won more global, regional and local creative awards than ever before, and achieved our first ever successes at Cannes with two awards for our Dubai and Rio de Janeiro offices.

Last year was an excellent one for digital as a result of a more aggressive drive behind our Digital 6-Point Plan. We saw significant digital client engagements including Coca-Cola in Latin America, Nestlé in North America, and global initiatives with Kimberly-Clark.

2012 was a very successful year, but we need to continue that momentum into 2013 to enable us to become the world's best brand activation network. Building our digital capabilities, strengthening our strategic talent, allied to increased focus on creative big ideas and effectiveness, will ensure OgilvyAction continues to thrive into the future.

Ogilvy CommonHealth Worldwide

(see report on page 75)

JWT

Report by Bob Jeffrey (below)
Worldwide chairman and chief executive officer





We have built our 149-year legacy by pioneering new frontiers in the industry, creating fully integrated multi-channel ideas that work for international brands. Our long-standing relationships with clients include Bayer, Diageo, Ford, HSBC, Johnson & Johnson, Kellogg's, Kimberly-Clark, Microsoft, Mondelēz, Nestlé, Nokia, Pfizer, Rolex, Royal Caribbean, Schick, Shell, Unilever and Vodafone.

However, as it has been said, "The great thing in this world is not so much where we stand as in what direction we are moving."

Our strategy to achieve growth in 2012 and beyond is a three-pronged approach: integrate JWT's in-depth branding and strategy expertise with best-in-class digital; build our shopper marketing and activation competence; and hire, train and acquire the talent of the future.

This has had a halo effect across the JWT brand worldwide.

Our financial performance in 2012 was positively impacted by our non-traditional acquisitions, especially within fast-growing markets. Of the 15 acquisitions we've made in the last decade, more than 60% have been in emerging markets.

> *Of the 15 acquisitions we've made in the last decade, more than 60% have been in emerging markets*

Key non-traditional acquisitions in 2012 included: Magnivate, Indonesia's largest digital agency (subsequently branded XM Gravity); Hungama Digital Services, India's leading digital advertising and promotion marketing agency; Activeark in Finland; and a minority stake in Converge Technologies, Pakistan. We introduced 'start-ups' within existing offices, including JWT Mobile in the UK and the branded content and social engagement company Mutato in Brazil.

Key acquisitions from the past few years, including the award-winning Digitaria, have seen double-digit revenue growth. Always, JWT's third-largest non-traditional company and China's leading and largest field marketing company, also saw impressive growth as did Encompass, India's leading independent brand activation, events and content creation agency. Our long-term partnership with Prism Sports Marketing saw the sixth consecutive year of record-setting results, averaging 40% growth over the last two years alone. Additionally, we increased our minority stake in Manajans, one of Turkey's best-known agencies, to 100% ownership in 2012.

We continued to expand our global shopper marketing footprint. We recently made key investments in people and capabilities across Europe, Asia and Latin America, and saw impressive growth in North America on behalf of JWT Action, our shopper marketing joint venture with Ogilvy. In Latin America we opened a Shopper Marketing Unity with the support of Action US.

We have made considerable progress training and leveraging our existing non-traditional specialists across the network. In 2011, we created dotJWT, the operating system that unites all of our digital expertise – both in our specialist agencies and within JWT – and connects them internationally to solve client problems. We've already seen success with dotJWT across a number of our key global brands. Now, more than 20% of our global revenue came from non-traditional services and over 2,000 people spend more than 50% of their time delivering digital work.

We have attracted the top-tier talent of the future and made a significant investment in talent to drive our digital, multi-channel expertise. In 2012, we welcomed Jeff Benjamin, the most digitally-awarded creative in the industry, who joined as chief creative officer, JWT North America. Mike Geiger, widely regarded as the preeminent digital integration specialist, joined as president, chief integration officer, JWT North America. Additional top non-traditional hires around the world included: Perry Fair, chief creative officer, JWT Atlanta; Christophe Cauvy, European head of digital and innovation; Mobbie Nazir, head of Digital Strategy, JWT London; Ron Magliocco, global business director in charge of heading up our Shopper Marketing teams globally; Mauro Cavalletti, chief integration officer, JWT São Paulo; Ricardo Figueira, digital ECD, JWT London; Josie Brown, director of Digital, JWT Australia; Yoav Tchelet, executive digital director, JWT South Africa; Brett Ford, head of digital, JWT Dubai; and Kieran O'Sullivan, regional digital director, MENA.

"We have attracted the top-tier talent of the future and made a significant investment in talent to drive our digital, multi-channel expertise"

Our efforts are converting to industry awards and recognition. In 2012, we upheld the WORLDMADE spirit that defines the JWT network. Offices across the globe brought home a total of 40 coveted Cannes Lions, including the PR Grand Prix and gold in two new categories at Cannes this year, for Mobile and Branded Entertainment.

JWT continues to redefine the future of business with inventive, WORLDMADE marketing communications. Driven by our WORLDMADE philosophy, our teams seek international inspiration and deliver technological innovation for our clients. Innovation is part of our DNA, and our focus on non-traditional services and high-growth markets ensures JWT will evolve with the marketplace and continue to create inventive marketing communications for the next 150 years.

Young & Rubicam Group

Report by Peter Stringham (below)
Chairman and chief executive officer



The Young & Rubicam Group lives by the belief that we are 'Best Alone, Better Together' – each company in the Group strives to be best in its core discipline, but also to add value and work better together in teams united around our clients. Every one of our 50 largest clients engages more than one of our disciplines. Nearly a third work with teams that come from three or more of our companies.

The role of the Group is to support and empower our companies individually and collectively, driving integration and innovation. On these next pages, you will see the richness and diversity of the Group companies, and how each of them is assiduously meeting the challenges and objectives their clients face today and tomorrow.

In 2012, Young & Rubicam Group sponsored two major initiatives designed to strengthen our 'Better Together' proposition.

The first is Rubicam University, an intensive program within Young & Rubicam Group that promotes collaboration across disciplines. The program engages participants from all parts and geographies of the Group to solve a complex challenge posed by an existing client that requires a truly integrated solution.

In 2012, we also piloted Spectrum, which addresses the question, "What does it take to be a truly multidisciplinary client leader?" With the help of an executive sponsor from WPP, developing leaders involved in the program are able to tap internal resources and harness the power of the Group while growing as individuals with a multidisciplinary mind and skill set.

"Every one of our 50 largest clients engages more than one of our disciplines"

In 2012 we saw gratifying results from such initiatives in the form of additional assignments and business wins from clients as diverse as Tata and Dell, to name just two.

Y&R

Report by David Sable (opposite, top)
Chairman and chief executive officer

At Y&R, our vision of being our client's most important partner benchmarks everything we do. If our vision gives us purpose, our mission to 'Resist the Usual' gives us our unique perspective.

In 2012, we saw confirmation of both in our continued partnership with Dell. Y&R Advertising was awarded two more major divisions – Consumer and Commercial.

Our first work for Consumer, 'Annie,' was recently named one of only 10 global spots in TED's Annual 10 Ads Worth Spreading. Innovation was also the hallmark of the 'Thomas' spot, which we launched on Super Bowl Sunday, in a most unusual way – without a media buy, but driving through social networks that were already grabbing attention during the game.

With our core brand storytelling abilities, we are continually focused on driving innovation that



creates new user experiences. We expanded 'The Spark Plug', our innovation incubator that awards residencies to start-up companies in exchange for giving our clients access to great new thinking and technology. We now have Spark Plug companies in nine markets and are bringing them together virtually this year for our clients globally.

We also began to hold client innovation sessions, bringing in leaders from Facebook, Microsoft, Google, AOL and VICE to help leverage their thinking. The ability to unify diverse partners around a client's challenge and needs was also tested successfully in our partnerships on WPP teams, participating and leading many team efforts.

Being our clients' most important partner drove our increased integration with iconmobile, leveraging their mobile and R&D expertise with our clients and VML. It was also the impetus for the expansion of Labstore, our shopper marketing agency in Spain that we recently launched across Latin America and intend to expand globally.

Our belief that strong local agencies resonate globally found expression in the recognition we received around the world: 12 Agency of the Year honors, Brazil's No.1 ranking for the 10th consecutive year, as well as Latin America's No.1 and No.2 spot rankings in FIAP and El Ojo, 51 Cannes Lions won in nearly every category, rankings that placed us as the No.4 global network at Cannes and No.5 in *The Gunn Report*.

We continue to drive our Y&R = Y&R Advertising + VML strategy, leveraging the individual and collective strengths. 2012 saw huge global expansion for VML, using Y&R's footprint, as you will read.

This year Y&R will celebrate its 90th anniversary – a historic milestone that marks 90 years of resisting the usual and reinventing ourselves to live up to our drive to be our clients' most important partner.

VML

Report by Jon Cook (below)
Chief executive officer and president

VML's 20th anniversary year was noteworthy for many special reasons, but none more important than the agency's ability to strategically guide global brands around the world. With expanded capabilities and increased international resources, VML supports a growing number of far-reaching brands, including Colgate-Palmolive, Dell, Kellogg's and SAP.

After being named one of the top 10 *Advertising Age* A-List standout shops, VML won an unprecedented seven Cannes Lions, partnering with Y&R Advertising – including four Golds – and produced groundbreaking work for multiple clients at the London Summer Olympics.

VML launched full-service offices in Sydney, Jakarta and Mumbai – and extended operations in Singapore, São Paulo, London and Milan. Most importantly, we initiated client engagements for



noteworthy brands Wendy's, Campbell's, MillerCoors, Banyan Tree, Track & Field and Vodafone.

As a proud member of the Red Fuse and Cavalry integrated teams, VML collaborates with amazing partners on wide-ranging work for Colgate-Palmolive and Hill's Pet Nutrition, as well as Coors Banquet and Coors Light.

The VML global network has never been on more solid footing as the agency embarks on its next 20 years.

Wunderman

Report by Daniel Morel (below)
Chairman and chief executive officer



2012 was a growth year for Wunderman, in spite of a very negative economic environment.

The sheer volume, sophistication and quality of data available provided us with consumer knowledge of unprecedented magnitude. Wunderman's size, depth, strength of offerings and connected infrastructure worked to our advantage as clients endeavored to stretch across the world. Looking back, we know that our timely and resolute belief in the emerging markets of Latin America and Asia paid dividends, as we continued to see growth accelerate there.

The quest to convert customers in a minute-to-minute world is gaining intensity, especially among consumer brands. Wunderman's heritage and long-standing expertise in data and the deployment of CRM engagements proved essential in attracting such clients as adidas, Reebok, Novartis, Levi's, United Airlines, Best Buy, Coca-Cola, Unilever and Merck. Each knows that customer intelligence is a definite competitive edge to delivering highly profitable marketing solutions. With our data tools and expertise, we're helping brands decipher the complexities of an information-rich world.

"Our timely and resolute belief in the emerging markets of Latin America and Asia paid dividends, as we continued to see growth accelerate there"

Our growth since 2001 has yielded resources to make brands' global aspirations a reality. In 2012, the depth and footprint of Wunderman's offering had a direct correlation to new business wins, with clients citing our ability to effectively reach any corner of the world as a 'dealmaker.' We invested in our *Marketing Solutions Center's* six locations that now combine real-time campaign results with the production of digital assets deployed 24/7 in 90+ markets around the world. Our pan-WPP partnerships continued to flourish. Collaborations with Kantar, MEC, Hogarth and VML, among others, have yielded bold ideas.

Early to the game in Latin America and Asia, Wunderman continued in 2012 to gain, share and expand resources there. We seized the opportunity to provide global brands with top-tier talent and assets in both markets. Digital acquisitions in Australia (Bienalto) and Mexico (Crossmedia) come as fast-growing developing markets continue their climb upward. And a joint venture in Indonesia (PT Wunderman Pamungkas) provided digital and CRM superiority to brands looking to connect with 250 million consumers there. In Europe, KBM Group acquired Predictys in France, specialists in digital data and campaign technology. The result is an unrivaled infrastructure capable of meeting a brand's every need, everywhere.

In the days ahead, we aim to meet – and exceed – the needs of our next global clients. We'll continue aligning resources to match brands' needs and anticipate marketplace changes. And we take great pride that Lester Wunderman, our 92-year-old founder, joins us every day in the office to meet our clients and young talent.

Burson-Marsteller

Report by Donald A. Baer (below)
Worldwide chair and chief executive officer

In summer 2012, after serving for several years as worldwide vice chair, I stepped up to the leadership role. Along with new leadership, the firm also transitioned to a strategy that builds on its strength as a global leader in evidence-based communications with a renewed focus on creativity, strategic thinking and rigorous attention to delivering demonstrable outcomes for clients. In 2013 and beyond, Burson-Marsteller's underlying strategic goal is to deliver excellence to our clients as the best ideas-driven, results-oriented communications firm in the world.

In 2013, as Burson-Marsteller entered the 60th anniversary year of its founding, this new strategy was quickly validated when the firm significantly expanded its relationship with Bank of America as part of WPP's worldwide effort. Building on Burson-Marsteller's more than 30-year client relationship



with Merrill Lynch, the portfolio of new work will include a range of services core to supporting Bank of America's positioning as a global, integrated company. In 2013, Burson-Marsteller is poised to continue to build on this high level of success.

Landor Associates

Report by Mary Zalla (below)
Chief executive officer



In 2012, Landor continued to evolve its business. From leadership changes to expanding our offering and entering new markets – most notably Moscow – we continue to progress and fulfill our purpose of making a meaningful difference.

Landor also continues to nurture key client relationships, the foundation of our business. One of the most pivotal moments of 2012 was our work in support of Procter & Gamble's Olympic sponsorship, which impacted every single one of P&G's brands and included the creation of the P&G Olympic Home in London. This single initiative called upon the strengths of many Landor offices, drove award-winning work and showcased both our traditional and emerging capabilities.

Landor saw growth from a number of clients in 2012 including BP, Cisco, Diageo, Pernod Ricard, Verizon and Yell. In 2013 and beyond, Landor will continue its march forward into new markets, with new capabilities, building current client relationships and creating new ones.

Sudler & Hennessey

Report by Jed Beitler (below)
Chairman and chief executive officer worldwide



2012 reflected forward thinking and strategic growth for the Sudler global network. We expanded our presence, appointed specialised strategic leadership, and created new initiatives to address where the business is moving.

Our global footprint expanded with the partnership of Grupo Triunfo, one of Brazil's most respected healthcare agencies. In Asia Pacific, we appointed a chief strategic officer to oversee China and Japan. In the EU, a new head of advocacy relations and director of planning were appointed.

New divisions were created: Primary Source, a strategic consultancy addressing early commercialization strategic needs in the US and EMEA; and Quality Matters, a managed markets group focused on US organized systems of care in the accountable care environment.

While we continued winning creative awards, including the Hermes International Creative Awards, we are most proud that Rob Rogers, co-CEO of the Americas, was honored with the CLIO Healthcare Lifetime Achievement Award.

The Bravo Group

Report by Eddie Gonzalez (below, left)
Chairman and chief executive officer
and
Eric Hoyt (below, right)
President and chief operating officer

At Bravo, we measure our success in four dimensions: client satisfaction, new business, awards and recognition and financial results. In 2012, we exceeded all our expectations. We delivered excellent top- and bottom-line growth by strengthening our partnership with clients and adding new business: Best Buy, Campbell's, Famous Footwear, Medalla Light, Vertex and Tampico.

Our clients' success is our most important goal, however, being recognized by our industry validates our accomplishments. Bravo earned two Cannes Lions, two D&AD Yellow pencils, six ADDYs, one CLIO and two AHAA Brains!

By focusing on our clients, understanding through discipline, compelling through imagination and delivering with precision, we are poised for a bold 2013.





Cohn & Wolfe (see report on page 70)

Grey Group

Grey

Report by Jim Heekin (right)
Chairman and chief executive officer,
Grey Group and Grey



2012 was Grey's fifth year in a row of record new business and creative performance. *Advertising Age* once again named Grey to its prestigious A-List of the 10 hottest shops in the US. Grey New York was named to *Creativity*'s A-List of the 10 most creative agencies in the world for the first time. Importantly, Grey took top honors as 'best all-around ad agency of 2012' in *Forbes*' survey of agency search consultants.

We continued to expand our client roster with high-profile new business wins including RadioShack, Marriott, AARP, Duracell, Allergan, News Corporation, Pfizer's Advil, Vodafone, National Park Foundation and Kellogg's Pringles. Many of our longtime clients grew in revenue and we were awarded significant new assignments from Procter & Gamble, GlaxoSmithKline, Canon, 3M, Bosch, Eli Lilly, Darden Restaurants, Playtex and Boehringer Ingelheim.

Grey New York was named to Creativity*'s A-List of the 10 most creative agencies in the world for the first time*

Grey's mantra of 'Famously Effective' work fueled our soaring creative reputation. We earned 22 Cannes Lions, our best showing ever, and ranked among the top 10 winning agencies for the fourth year in a row under the leadership of worldwide chief creative director, Tim Mellors.

Grey's flagship agencies in New York and London continued their forward momentum. Highly-acclaimed integrated campaigns from New York for CoverGirl, Pantene, Febreze, ETrade, NFL, DirecTV and Canon gained broad popularity and success. Grey New York's president and chief creative officer, Tor Myhren, was inducted into the American Advertising Federation's Hall of Achievement. Michael Houston, Grey New York's managing director, was promoted to chief operating officer in recognition of its record-breaking new business.

Grey London, led by Chris Hirst, achieved a strong new business performance and the agency and he were named to *Campaign*'s top agencies and top CEOs lists. Its British Heart Foundation campaign 'Vinnie' was singled out among the best advertising of 2012.

TH Peng, chairman and CEO of Grey Greater China, oversaw a record new business performance in China, adding significant local clients, growing our multinationals and attracting world-class talent.

We continue to invest in the world's developing growth countries and expand our service offering. Grey 141 Group, a full-service ad agency in Brazil, launched successfully, significantly increasing our ranking in this critical market. Our partnership with POSSIBLE, WPP's interactive marketing network, expanded its global footprint. We enhanced our digital offering with the acquisition of premier companies in Europe, Asia Pacific and Latin America. And we pursued our aggressive expansion of shopper marketing, healthcare and custom production capabilities.

Today, we are producing some of the most leading-edge creative work across platforms, breaking new ground in brand experience and building consumer relationships. Our new business pipeline has never been more robust and we are bullish on the future.

G2 Worldwide

Report by Joe Celia (below)
Chairman and chief executive officer



Our performance in 2012 reflected our ability to grow and win premier brands through a sound strategy based on focused capability and talented people.

Overall business from our top clients across the network increased, namely Heineken, Liberty Mutual, Vodafone, Novartis and Emirates. We strengthened our relationships with our major global client brands, expanding GSK assignments in Spain and Germany and Emirates in the UK.

We also added great new brands to the portfolio:

- Joshua G2 in London won Costa Coffee and Hershey, and G2 Russia started assignments on Volkswagen.
- G2 Brazil began working with Panasonic and Nestlé, while Marketdata G2 in São Paulo gained LG, C&A and TOTVS.
- G2 Japan landed new Kraft work and MHD G2 Malaysia was given work on Maxis; and G2 Korea secured additional Diageo assignments.
- G2 USA won a major assignment from Mondelēz and began working with Fidelity.

"Overall business from our top clients across the network increased... We strengthened our relationships with our major global client brands"

We've always been proud of the breakthrough work we do for our current clients (and will do for our new partners) and are pleased to be an important part of all their continued growth.

The industry continued to recognize G2 for its strategic leadership, premier capability and creativity. G2 Romania won all three Effie Shopper Marketing prizes for its work for clients P&G and Vodafone. Marketdata G2 was named CRM Agency of the Year for the second consecutive year at the 2012 ABEMD Awards, Brazil's most prestigious direct marketing awards ceremony. For its client Leica Camera, G2 Germany won the 'red dot: best of the best' for excellent design quality and a second award for the campaign 'Go Play!' to promote the Leica camera V-Lux 30.

United

Report by Ewen Cameron (right)
Chief executive officer



2012 saw strong performances from several of our individual agencies and significant progress and recognition for our work in the digital space, as United continued to build our unique role within WPP as the 'micro network'.

LDV United in Belgium built on its important capital consumer goods win last year and also produced strong work for Red Bull and City of Antwerp as well as releasing a breakthrough campaign for their new Opel assignment. At Sra Rushmore in Spain and at BTS United in Norway, our agencies received industry recognition for their innovative work in digital. In New York, Berlin Cameron United had a strong new business streak with wins from Match.com, Gilt.com, Fair Oaks Farms from the Coca-Cola Emerging Brands Group, and emerged victors for Comcast's business-to-business digital assignment.

In Italy, our work for Vodafone, Sky and IKEA was among the most lauded and publicly acclaimed campaigns of 2012.

Strong cost controls in New York and Belgium saw healthy improvements in the bottom line of those agencies. And we enter 2013 with a tight-knit group of creative agencies focused on driving new revenue through to profit, continuing the progress this year on digital recognition, and determined to win a global client that will deliver on our potential as a true micro network.

"We enter 2013 with a tight-knit group of creative agencies focused on driving new revenue through to profit, continuing the progress this year on digital recognition"

Bates CHI & Partners

Report by David Mayo (left)
Chief executive officer, Asia
and
Johnny Hornby (right)
Chief executive officer



In 2012 Bates Asia reached a fork in the road. An Asia top 10 agency by revenue, Bates is not a small outfit and has an impressive client list with some pockets of strong creativity – but the agency overall had not been growing as fast as it should.

So in October we announced a new management line-up for the agency and entered into a joint venture with CHI&Partners – the UK's No.1 independent creative agency at Cannes 2012 – in which WPP has a 49.9% stake.

The joint venture brings together the key creative CHI hubs of London and New York with the Bates Asia hub in Singapore and the wider Bates Asia network. Creative and strategic leaders from CHI and Bates worked together through the autumn to see how CHI's 'big ideas process' could help Bates clients develop better and more effective work – as well as how best to help take CHI clients and brands into Asia. The idea being to create a new-model, nimbler and faster global network – with one creative department with a long corridor stretching from New York to Shanghai.

... a new-model, nimbler and faster global network – with one creative department with a long corridor stretching from New York to Shanghai

And this new Bates CHI & Partners was quick to find its feet, applying its 'big ideas' thinking to a very competitive Intercontinental Hotels pitch and emerging triumphant.

The aim now is to embed this new thinking and momentum across the new Bates CHI & Partners network throughout 2013. We plan that, by the second half of the year, the quality of our creative output, our client satisfaction and new business wins across the network will be markedly on the up.

Commarco

Report by Christian Tiedemann
Chief executive officer

In 2012 the Commarco Group furthered its objective to become the leading creative communication network in German-speaking markets, with deepblue networks and United Visions both performing particularly well. We also boosted our digital media capabilities by taking a majority stake in KKLD, a Berlin-based social media digital agency.

With our flagship creative brand, Scholz & Friends, we underlined the strategic vision behind WPP's acquisition of Commarco in 2011 to bring together the "best of the German-speaking region" with the "best of WPP" by introducing a key international account to more than 20 sister companies across Europe. Through this initiative, Scholz & Friends is able to offer its client customised solutions country by country, leading the brand centrally from the client's HQ in Germany, a model we hope to develop with other clients. By merging Scholz & Friends in Düsseldorf with WPP's red cell agency, we now have three full-service locations in Germany – Berlin, Düsseldorf and Hamburg.

"Scholz & Friends continues to be one of the top five creative agencies in Germany, winning three Lions at Cannes 2012"

Scholz & Friends continues to be one of the top five creative agencies in Germany, winning three Lions at Cannes 2012, and was recently nominated by a poll of 500 top marketing decision makers in Germany as the second-best agency in Germany – ranked top in all relevant criteria: creativity, efficiency, strategic planning and integrated communication.



Media Investment Management

GroupM

Report by Irwin Gotlieb (below, top)
Chairman
and
Dominic Proctor (below, bottom)
President





GroupM is in business to give a real competitive advantage to our clients, our agencies, our people, our markets and our partners. By acting as a parent company, encouraging teamwork and collaboration, we bring our physical and intellectual scale to bear on marketing problems throughout the world, with a primary focus on trading, content creation, technology and tool development and finance. We call it "Intelligent Power."

Our strategy has enabled us to continue our strong track record of growth and maintain our very clear market leadership position. In July 2012, RECMA, the independent organization that measures media agency sector operations, reported that GroupM held a 28.4% share of the total measured volume among all its competitors, with $90.8 billion in worldwide billings. That figure represented an 8.1% increase in billings over the previous year and makes us 35% bigger than our nearest competitor. This lead allows us to continue to invest in the development of the networks, and the capabilities and technologies that support them.

To prepare for future growth we bolstered our global management teams in key strategic areas of digital and trading. We also placed new CEOs in key markets such as North America, India and Italy and key agencies including Maxus.

"By acting as a parent company, encouraging teamwork and collaboration, we bring our physical and intellectual scale to bear on marketing problems throughout the world"

We received industry recognition for our *This Year, Next Year* forecast reports on local and global media market conditions and many other think pieces, and our agencies' work was recognized in award competitions such as the Cannes Lions and *The Gunn Report*.

We focus on leading in other ways as well. We have acted, and will continue to act, as catalyst in advancing the media landscape for the benefit of our clients and our stakeholders. We do this through investment/development of proprietary technologies that will improve advanced advertising and media capabilities: measurement, data management, targeting and segmentation, allocation, optimization and attribution. These capabilities will continue to improve the competitive advantage that we provide our clients.

Maxus

Report by Kelly Clark (below)
Chief executive officer, GroupM North America

2012 was another record year for Maxus on many fronts!

Network growth

Our global footprint grew again in 2012. We launched in Belgium and France. And we laid foundations for the launch of Maxus South Africa as we begin to invest in the 'continent of opportunity'.

New business

We won important new clients including Harvard Business School in the US; Little Caesar's Pizza in Canada; Telecom Italia in Italy; Associated British Foods and Arcadia in the UK. Importantly, we continued to grow with current clients, extending relationships with L'Oréal in Vietnam; with GSK in Australia; and with Barclays in South Africa to name a few. There's also a lot of encouraging prospects in the pipeline.



Talent development

We hired ambitious new leaders in Australia, Belgium, France, the Netherlands, the Philippines and Vietnam. We strengthened our global trading and technology teams. UK CEO Lindsay Pattison took on the additional role of global chief strategy officer, and Italy CEO Federico de Nardis became EMEA CEO.

Client satisfaction

We continue to measure client satisfaction through a research company, The Client Relationship Consultancy. They tell us that our client relationships remain among the strongest in the business. And, with our clients, we won over 200 global awards for effectiveness and creativity in 2012, our best result ever.

As a result of all of this, Maxus continues to grow rapidly. Client billings, revenues and profits grew substantially in 2012.

"Our client relationships remain among the strongest in the business"

At the start of 2013, Vikram Sakhuja became CEO of Maxus, and I moved to another role within GroupM. Vikram previously ran GroupM in India and South Asia, where he led an outstanding business. He is perfectly suited to the Maxus challenge. And because of 1,600 passionate, agile, collaborative and entrepreneurial Maxus people around the world, we are both very optimistic!

MediaCom

Report by Stephen Allan (below)
Worldwide chairman and chief executive officer



In my mind, the most defining moment of 2012 for MediaCom was when we responded to winning the P&G account in Southeast Asia. The win itself was terrific, but the way in which we pulled together afterwards pleased me most.

Our manoeuvrability as a network also spurred growth in Latin America, supported our expansion of MediaCom Sport in Europe, and helped us win a slew of awards

Tasked with recruiting 140 people in 90 days, we leveraged the collective strength of our network. We called on the experience of our existing P&G teams in EMEA as well as GroupM's valuable support. We jointly relocated volunteers to Southeast Asia to tirelessly train newcomers, set up systems and make the region 'P&G ready'.

That dedication and collaboration is typical of our network, in which our people really make a difference. They make MediaCom special and provide the driving force behind our business results.

In 2012, our German office, for instance, transformed a strong relationship with McCain Foods into one that now covers six markets. After a challenging pitch process, our teams across Asia Pacific and the Middle East secured the media business of dairy company Fonterra.

We also consolidated Goodyear Dunlop's business across EMEA, extended our relationship with Coca-Cola across three markets in Asia Pacific, and won Bayer in the US and Colombia.

These wins, along with many other successes in individual markets, amounted to more than $1.5 billion of annualised billings, and contributed to our No.1 ranking in RECMA's competitiveness report, *Compitches*, whilst strengthening our position as the world's third largest agency (according to RECMA).

Our manoeuvrability as a network also spurred growth in Latin America, supported our expansion of MediaCom Sport in Europe, and helped us win a slew of awards – including, perhaps most fittingly, Agency Network of the Year at the Festival of Media Global Awards.

I thank our people at MediaCom for their determination and commitment which I am confident will lead to more success in 2013.



MEC

Report by Charles Courtier (below)
Chief executive officer



From where we sit in 2012, we see eight trends for 2013 and beyond:

The beautification of digital – an aesthetic (r)evolution: The first wave of digital design wasn't pretty; the next wave is reinventing digital interfaces and storytelling. The result will be a new appreciation for the beauty of digital design that raises the bar for communications.

A little bit of digital in everything: We may still be some way from a world where every single item is digitally connected but we're on our way there. The potential is unprecedented and the opportunities for innovation for marketers immense.

A rumble in the retail jungle: The rules of shopper marketing are being rewritten. Disrupted by online e-commerce, physical retail environments are now being infiltrated by digital storefronts, mobile payments and data-driven shopping experiences.

Content and technology – the new normal in brand communications: What we're seeing now is growth in the use of technology at the heart of brands' content ideas. The lines between technology, product and communications are blurring.

The increasing digitisation of TV: TV is alive and well. From second-screen behaviours to Social TV, Connected TV and TV Everywhere, the audio visual world is digitising, bringing new experiences for consumers and new opportunities for marketers.

Social media – from fun to fundamental: Social media marketing is growing up. Strategies have moved from focusing on volume of fans and engagement to become increasingly fundamental to the core of a business' operation.

What we're seeing now is growth in the use of technology at the heart of brands' content ideas. The lines between technology, product and communications are blurring

Data and marketing – green leaves and grey clouds: Many companies are still working out how to make data useful. We are seeing the green leaves of great data applications in marketing and consumer services. On the horizon, those dark clouds of privacy concerns and control of data access continue to gather.

The new economy of disruption: The democratisation of innovative disruption, already apparent in media and communications, is now forcing change in finance, education and healthcare. The result is a new economy of innovation, where disruption may become the norm.

Mindshare

Report by Nick Emery (right)
Chief executive officer



Mindshare was born as a global network. We designed the company to embrace diverse geographic and client needs from emerging markets to developed markets and to champion both national originality and a global vision. Our challenge and our defining moment in 2012 was to combine our worldwide family with a new and radical approach to media that was both real time and always on.

Media is a fundamentally antifragile business, as Nassim Nicholas Taleb would say. A protean business that thrives on change, uncertainty and shock.

This requires a fundamental change in how agencies work: what we call adaptive marketing. It's an approach that enables marketers to truly tailor their activities in rapid and unparalleled ways to meet their customers' interests. It's not just about advertising; it's about adapting every part of the marketing mix as well as the product itself to connect more consumers with the brand, increase relevance and deliver greater benefits and ROI.

> *We proved what others claim is only theory: that media companies can create big ideas, ideas that scale and ideas that are fundamentally personalised and adaptive*

Adaptive marketing creates personalised brands by eliminating commoditisation. Adaptive marketing rips apart the concept of 'the consumer,' a label that marketers have used conveniently to aggregate a picture of their customer, and creates new individually-tailored and constantly-adapted conversations.

The Olympics Nike campaign was our defining moment and realisation of this belief – we delivered 21,000 ads, 950,000 community users and three million app downloads. We proved what others claim is only theory: that media companies can create big ideas, ideas that scale and ideas that are fundamentally personalised and adaptive.

In 2013 we will continue to drive our adaptive media agenda across data, technology, mobile, social, new planning frameworks and new trading platforms. Key to our success is our ability to fuse our skills in the traditional media world and our solid media foundations with our planning systems, new and leading forms of trading and radical new data platforms and alliances. All underpinned by a committed digital agenda and a global spine of imagination and teamwork.

tenthavenue

Report by Rupert Day (below)
Chief executive officer



In addition to building on our core proposition, in 2012 all three of our companies applied technology to change materially how we transact business; it is already paying dividends in terms of client deliverables.

Spafax Networks developed a digital place-based screen (DPBS) network, enabling us to serve content in next to real time across different locations outside the home, and to report what was served when and where. The process allows identification of consumer behaviour and intent aligned with location and time of day: the digital world reaching people while they are on the move.

Joule, our mobile agency, designed and built an ad serving technology which has significantly enhanced the performance of both our campaigns and client reporting.

Kinetic, the world's leading OOH specialist, developed a web-based campaign management system that allows clients, agencies and vendors to interact with the OOH medium on a single common platform. The platform is then tailored to each one's unique requirements of the medium, making the campaign process seamless and highly accountable.

These are not independent actions. They show that, in our second year of operation, all units of tenthavenue are moving in the same direction: building integrated solutions with data and technology at their core to improve significantly the planning and investment efficiency and, ultimately, client value.



Consumer Insight

Kantar

Report by Eric Salama (below)
Chairman and chief executive officer

My overriding memory of 2012 is the way that Kantar people did not let economic difficulties, client procurement or budget issues define our year. Rather, we have innovated and reinvented like never before, embraced change and laid the foundations for a healthy and sustainable business. We know what we need to change and how we need to innovate.

We are focused on two things: making our existing business better in order to win share against traditional competitors; and changing our business model so that we stay relevant and compelling for clients for decades to come and win share against newer non-traditional competitors.

Making our existing business better

Performance was strong in many parts of our business, in particular at **Kantar Media Audiences** where we renewed or made operational new TAM contracts in a number of key markets, established RPD services in India, China and the US and won the internet measurement contract in Belgium) and at **Kantar Worldpanel** which consolidated its position in many markets and brought into the fold our panels in India and Nigeria.



Throughout the business we found ways of automating our processes and shortening turnaround times for clients. **Millward Brown**'s *Link Express* won numerous awards and was adopted by many clients to get copy testing done in 48 hours; Kantar Media's *CMAG* political monitoring offer in the US enabled the press to report on the candidates' use of creative work in the US Presidential election, having shortened reporting times from three days to three hours; **TNS** revamped its *Conversion Model* approach to brand equity, incorporating automated reporting and commentary, and we rolled out common operational tools to free up value-adding time.

"We are building capabilities, a mindset and a talent pool that are more technology-centric and more comfortable with connecting data from across Kantar, and outside it, as well as collecting data"

In thought leadership, we saw the rollout of *PowerRankings* in China from **Kantar Retail**; awards given to **Kantar Health** from PRIME for its work with Sudler & Hennessey and Hill+Knowlton Strategies on healthcare community programs; and from Samra to our businesses in South Africa. There were awards to Jon Puleston (for his work on gamification in surveys) and Ola Mobolade and David Burgos (for their book on *Marketing To The New Majority*); numerous ARF Ogilvy Effectiveness awards; and corporate awards for best agency (to Millward Brown UK and **IMRB** in India for an unprecedented sixth time) and best employer in the UK *Sunday Times* rankings (to Kantar Worldpanel and **Added Value**). We are also driving forward data visualisation as a way of radically improving the impact of our work, with the cooperation of David McCandless and others.

We continued to use collaboration to innovate, with joint offers between TNS and Millward Brown (incorporating *Needscope* segmentation into *Link* copy testing), Kantar Media (*TGI Clickstream* which matches brand attitudes/behaviour with online), **The Futures Company** and TNS (incorporating *Digital Life* segments into *Global Monitor* trends), and Kantar Media and Kantar Worldpanel in China, Spain and France (matching media consumption and purchase behaviour). This adds value to clients in ways that others cannot. Especially pleasing were numerous examples of cooperation between Kantar and other WPP businesses.

We ended 2012 with a stronger capability, through the acquisition of businesses such as Cadem in Chile, ZEG Berlin Centre for Epidemiology, Press Index in Europe, Oasis in Pakistan, organic start-ups by TNS and Millward Brown in Cambodia and Myanmar, as well as the recruitment of many people who have strengthened our offer.

Changing our business model

We are also focused on radically changing our business model around Ask (shorter, more predictive surveys), Listen (integrate social media), Watch (integrate behavioural data). We are building capabilities, a mindset and a talent pool that are more technology-centric and more comfortable with connecting data from across Kantar, and outside it, as well as collecting data. We made good progress in 2012:

- Millward Brown incorporated facial recognition capability into its copy testing, with the public support of Unilever and Coca-Cola in rolling out. TNS is incorporating facial recognition into its innovation work.
- **Red Dot Square**'s virtual reality technology is being used by retailers and manufacturers to improve their supply chain and to test concepts while we are adapting the technology for use in virtual car clinics.
- We partnered with Lumi and Reality Mine to roll out mobile panels in several markets and to increase substantially the proportion of mobile surveys.
- Lightspeed and **GMI** internet access panels now have 100,000 people who allow us to incorporate their Facebook profiles so that we can combine their attitudes and social media behaviour.
- We embedded new capabilities through the acquisition of CIC (China's leading social media player) and Adgooroo (worldwide leader in paid search evaluation), and through increased investments in Affectiva (facial expression analysis) and Enprecis (real-time customer satisfaction).
- We progressed our ambition to have all face-to-



Above, left to right:
David Geiger, CEO, Center Partners, **Sharon Potter,** CEO, Kantar Operations, **Josep Montserrat,** CEO, Kantar Worldpanel, **Thomas Puliyel,** CEO/president, IMRB, **Janine Hawkins,** CEO, Added Value, **David Day,** CEO, Lightspeed Research

face research carried out electronically, with the proportion of that work using tablets increasing to 50%+, even in markets such as Africa.

For an increasing number of clients, we work with the WPP Data Alliance and other partners to connect and make sense of multiple data streams and to enable our data to be used in novel ways.

> *Our extensive development curriculum, our graduate programs in China and South Africa and our women's mentoring program are evidence of our commitment to building a more diverse, representative and performing talent pool*

Our extensive development curriculum, our graduate programs in China and South Africa and our women's mentoring program are evidence of our commitment to building a more diverse, representative and performing talent pool.

Our output is rarely visible. But we know and can take increasing pride in the quality of the work we carry out. Some of that pride relates to the intrinsic quality and impact of the work; some to the public benefit inherent in it. Much of our healthcare and political/social work, such as the work we carried out for the Red Cross in China on HIV/AIDS prevention in conjunction with John Hopkins University, or for the World Bank in India on making the Ganges cleaner and less polluted, in numerous studies for governments on social policy and how to maximise its effectiveness, is public and a visible expression of the good to which we can put our skills.



Above, left to right:
Will Galgey, CEO, The Futures Company, **Wayne Levings,** CEO, Kantar Retail, **Lynnette Cooke,** CEO, Kantar Health, **Masanori Miyajima,** CEO, Kantar Japan, **Eileen Campbell,** CEO, Millward Brown, **Jean-Michel Portier,** CEO, Kantar Media

Public Relations & Public Affairs

Hill+Knowlton Strategies

Report by Jack Martin (below)
Global chairman and chief executive officer



For most people, Olympic pride is based on the performance of athletes representing their home countries. For me, Olympic pride came from the talent and creativity of Hill+Knowlton Strategies.

I'm proud to say that during the 2012 Olympic Games in London, H+K helped Procter & Gamble develop and execute a remarkable, memorable and viral campaign that honored athletes and their mothers, and increased the global power of the P&G brand.

Working in partnership with P&G, the H+K team turned the spotlight on the mothers of athletes – the women who sacrifice time and energy in ways both big and small, and who pour out love every day, to support the skills and success of their children. We believed that these women, who too often stand forgotten on the sidelines, deserved to be honored just as much as the athletes they nurtured and encouraged.

Together with P&G, we built compelling narratives that echoed a mother's love, and the gratitude that children all over the world feel for these expressions of care and devotion. In London, together with Landor, we helped create the P&G Family Home, which offered moms and families of Olympians from around the world a 'home away from home' – a place to relax, unwind and be together. The P&G Family Home also provided services and amenities from P&G brands all focused on serving mom. And working closely with P&G, we helped bring to life a "Thank You Mom" campaign that highlighted the magical exchange of support and gratitude between Olympic moms and their athlete children, and how P&G's products make the everyday love in these relationships even more special.

"During the 2012 Olympic Games in London, H+K helped Procter & Gamble develop and execute a remarkable, memorable and viral campaign that honored athletes and their mothers, and increased the global power of the P&G brand"

Our efforts didn't just improve sales or increase P&G's brand recognition. Perhaps more importantly, our work honored the role that moms play in bringing the extraordinary out in everything they do, and especially for the people closest to their hearts. I could not be prouder of the campaign that we built and the way it played out during the London Olympics – and I could not be more proud of the people we have at H+K, whose efforts made it all possible.

Cohn & Wolfe

Report by Donna Imperato (right)
Chief executive officer



Following a strong 2011, we set ambitious goals for Cohn & Wolfe going into 2012. Our progress is a reflection of strategic expansion, bold client work and our ongoing commitment to talent. Our solid growth this year was fueled by strong new business performance, as we added dozens of blue-chip brands. Twenty per cent of Cohn & Wolfe's growth was organic and we retained all of our top 20 clients, including long-term clients 3M, Colgate-Palmolive, J.M. Smucker and Panasonic. Our specialty companies, GCI Health and Axicom, also performed very well, with strong new and organic growth and breakthrough client work.

Our most significant accomplishment this year was our investment and continued expansion in Asia. C&W XPR and C&W-impactasia completed their first full year of operations, delivering impressive growth and award-winning campaigns. We opened two new offices in India in 2012 which have already won exciting new business. Our expansion in Asia and other regions will continue, based on client needs and market opportunities.


Our most significant accomplishment this year was our investment and continued expansion in Asia

Our excellent work around the world resulted in dozens of industry honors, including: a Global SABRE award for our work with Valvoline; Best Social Media Campaign from the European Excellence Awards for our work with Unibet; a Gold EMEA SABRE award for our work with Colgate-Palmolive; and five pan-EMEA awards for a groundbreaking online game to discourage binge drinking, for the French Alcohol Beverage Makers Association. Susan Field, our CEO of Greater China, was named Business Leader of the Year by SKAL International Hong Kong; and, humbly, I was named to *PRWeek*'s PR Power List for the second time. *Advertising Age* again named Cohn & Wolfe one of the Best Places to Work in marketing and media, the only public relations agency to make the list two years in a row. But the most thrilling moment of the year was when *PRWeek* recognised Cohn & Wolfe as Large PR Agency of the Year and overall Agency of the Year.



RLM Finsbury

Report by Roland Rudd (below, left)
Chairman and
Walter Montgomery (below, right)
Chief executive officer





RLM Finsbury, which was created in 2011 from the merger of Robinson Lerer & Montgomery and Finsbury, works extensively with corporations in the Fortune 500, FTSE 100 and Eurofirst 300, as well as numerous public and independent companies around the world.

The firm's communications professionals bring a wealth of experience in finance, law, public policy and journalism, as well as the global expertise, insight and judgement to help clients make the greatest impact in their interactions with the media, financial markets, employees, policy makers and other vital stakeholders. Services include financial communications, investor relations, crisis communications, issues management, corporate affairs, public policy and regulatory affairs.

In 2012, a year that brought increasing cooperation between the two predecessor firms in global business development and client service, the firm posted solid results, with revenues increasing over 2011, despite a weak economic and M&A environment.

Burson-Marsteller (see report on page 53)

Ogilvy Public Relations (see report on page 46)

Hering Schuppener

Report by Ralf Hering
Principal partner and chief executive officer

As Germany's market leader in corporate and financial communications, we work closely with the senior management of leading companies in Europe and beyond on all corporate issues and in mission-critical situations. Hering Schuppener has built a strong practice in corporate and public affairs regarding regulatory issues in capital markets, acting on national and EU levels. The consultancy also has a powerful healthcare arm advising leaders in the pharmaceutical industry on communications policies.

In 2012, we advised clients in more than 30 M&A transactions and in the largest IPO in Germany. High-profile assignments included CEO transitions in the financial services, manufacturing, media and travel industries, major compliance and governance issues support and restructurings in the manufacturing sector, and strategic corporate brand positioning in the retail industry.

> *In 2012, we advised clients in more than 30 M&A transactions and in the largest IPO in Germany*

The consultancy has been consistently on top of the *mergermarket* rankings for M&A transactions in volume since 2004 and in value since 2007. It also advises clients in IPOs and other capital raisings, investor relations, corporate restructurings, and CEO transitions as well as crisis communications and other special situations in almost every industry sector.

In the past year, *The Holmes Report* named the firm Global Corporate and Financial Agency of the Year. It was also named EMEA Best Consultancy to Work For, for the fourth time, and received the EMEA SABRE Award for Best Work in the C-Suite.

Branding & Identity

B to D Group

Report by Craig Branigan (below)
Chairman and chief executive officer



Group agencies expanded their footprints in 2012, with FITCH adding a talented team in Phoenix, The Brand Union opening in Beijing, Landor launching in Moscow, VBAT expanding its reach into Mexico, and The Partners solidifying its position in Singapore.

Tough times meant we had to work harder to secure new business, but the efforts were rewarded with the addition of many respected brands, including adidas, BMW, MARS, D.E Master Blenders, Etihad, Forever 21, Merck & Co., Novartis and Wells Fargo.

As we enter 2013, we believe that our agencies are well positioned to succeed in this highly uncertain environment. We will continue to expand our offers, while introducing them into high-growth geographies.

Addison

Addison had another successful year with continued development across the full range of its integrated communication practices. Projects for clients such as BASF, BG Group, Ericsson, Heineken and Zurich Insurance Group have demonstrated the importance of this integrated offer in growing revenue from existing and new clients alike.

The Brand Union (see report on page 73)

FITCH (see report on page 74)

Lambie-Nairn

Lambie-Nairn continued to grow its reputation as the leading branding agency in broadcast, sports and telecoms. The company re-pitched and retained their largest client, Telefonica, and added significant wins from Direct Line Group, New Zealand Telecom, ITU and PPTV.

Landor Associates (see report on page 53)

The Partners

The Partners had a strong finish to the year. The agency grew its New York operation, and Singapore exceeded expectations in its first year, winning clients such as Air Asia and Tune Hotels. Another good performance in creative awards saw the agency winning bronze at Cannes, finishing third overall in *Design Week*'s Creative League Table, performing well at D&AD, and garnering multiple WPPED Cream wins and commendations.

PeclersParis

PeclersParis achieved its best top- and bottom-line results since 2000. Inroads were made in the US, Mexico and China, which helped deliver significant growth for the consulting business. Trend books, considered the anchor of the agency, achieved double-digit revenue growth.

VBAT

2012 saw VBAT's upward trajectory continue with revenue and profits growing significantly for the second straight year. The agency's ability to build the businesses of key clients such as Heineken, PostNL, D.E Master Blenders, FrieslandCampina and Intergamma has led to this success.

The Brand Union

Report by Simon Bolton (right)
Worldwide chief executive officer



2012 was a fruitful year for the Brand Union. Other than our progress with key clients, our people and geographical expansion, the centre-point was the formulation of our new belief – that "the experience of the brand is the brand". This provides us with a new lens to assess the health and vitality of our clients' brands, well beyond the traditional boundaries of advice and activation. Integral to this development was the arrival of the bright minds of Digit, a brand interaction consultancy which enhances our offer in the digital space.

Our top 10 client relationships were all retained and grew strongly as we broadened the base of this business across our network offices and across our range of services.

"Integral to [our] development was the arrival of the bright minds of Digit... which enhances our offer in the digital space"

This network was further strengthened by people moves and appointments including Ben Gordon and Po Kay Lee moving from our London business to Hong Kong and Singapore respectively. We also welcomed major new talent into the network including Gunpong Panthongprasert as managing director of Bangkok, Tasneem Ali as managing director for Mumbai, Mauro Marescialli as managing director of our Beijing operations and, most recently, the appointment of industry luminary Fred Richards as worldwide creative director – Consumer Branding, based out of New York.

Validation of our high standards came in India where we were named Agency of the Year by India's *Economic Times* for a fourth consecutive year under Sujata Keshavan, and in London where we were placed second in the *Marketing Week* awards.

Whilst the economy remains challenging, I am confident that The Brand Union will continue to develop its reputation and skills to grow and sustain our clients' brands around the world.



FITCH

Report by Lois Jacobs (below)
Chief executive officer



2012 was another good year for FITCH with worldwide growth in double digits and outstanding performance in Russia, India and North America.

We welcomed many new clients to the network, including Michelin and MGM in North America, adidas and Electrolux in Europe, Godrej in India, Intercontinental in the Middle East, B&Q in China and StarHub in Singapore.

"More than 2,500 FITCH-designed stores opened their doors in Russia last year alone across sectors as diverse as fashion and footwear, digital technologies and retail banking"

We helped take Target to an urban audience with its new CityTarget stores, and we continued to create rich, immersive, branded retail for Dell globally. More than 2,500 FITCH-designed stores opened their doors in Russia last year alone across sectors as diverse as fashion and footwear, digital technologies and retail banking.

Gaining more industry recognition than ever before, FITCH won Design Team of the Year at the *Retail Week* Interior Awards, and around the world we collected 53 branding and design awards. Our use of digital in-store for Asian Paints was particularly lauded.

Winning *DDI* magazine's Design Firm of the Year in North America was a particularly meaningful award because selection is by client and peer vote. The win is a testament to the quality of our creative work and caps a remarkable three-year period for FITCH in the US with revenues more than doubling since 2009.

One of the drivers for this success has been our thinking and process around Seamless Retail, FITCH's innovative approach to the omni-channel customer journey. Our 2012 research, *The Joy of Shopping* (www.fitch.com/think-article/the-joy-of-shopping/), examined diverse shopper habits in our key markets, providing valuable insight and generating significant press coverage.

Our strategic focus in 2013 will be continued geographical expansion and the strengthening of our offering to create more seamless brand experiences for our clients. We got off to a good start with the opening of our Moscow and Atlanta offices at the beginning of the year.

Healthcare Communications

Ogilvy CommonHealth Worldwide

Report by Matt Giegerich (below)
Chairman and chief executive officer

From the recasting of the very idea of healthcare for the masses, the resetting of client expectations under increasing pressure, to revolutionary new channels of communication, change is the order of the day. Medical marketers today must be experts in their chosen disciplines and logistical acrobats able to leap, twist, and adapt to environments that change in the blink of an eye. Agility and responsiveness are table stakes, and Ogilvy CommonHealth Worldwide (OCHWW) has made them a rallying cry for 2013.

The marrying of Ogilvy PR's healthcare practice with OCHWW in 2012, removing company silos and putting digital at our core, has borne dividends. We are proud to be the health behaviour experts of Ogilvy & Mather. Worldwide, OCHWW grew to 60 offices in 41 cities in 33 countries, adding offices in Russia, Mumbai, Beijing, Shanghai, Hong Kong and Singapore.



With 54 new business wins in 2012 in the US alone, and 14 launches/relaunches, OCHWW is well positioned to kick off the year, and continues to expand its scope of work by winning business in the broader categories of health and wellness.

The Global Executive Board saw the addition of Darlene Dobry and Shaun Urban, who join US managing partners Michael Parisi and Marc Weiner, Gloria Gibbons (overseeing OCHWW's EAME practices) and Emma Sergeant (leading OCHWW's Asia-Pacific and Latin American regions, as well as OCHWW's Global Client Portfolio). The Board is rounded out by Robert Saporito, chief financial officer and Susan DiDonato, chief talent officer.

"Worldwide, OCHWW grew to 60 offices in 41 cities in 33 countries, adding offices in Russia, Mumbai, Beijing, Shanghai, Hong Kong and Singapore"

The Ogilvy 'Twin Peaks' strategy to elevate the dual goals of creativity and effectiveness translated into campaigns and initiatives that have won global acclaim for OCHWW in 2012. OCHWW received a Gold Aspid, a Gold and Bronze Sol de Oro, an Effie Award, two Gold MM&M Awards, 13 Rx Club Awards, and achieved finalist status at the CLIO Healthcare and Global Awards shows. OCHWW was also selected to present two sessions at the prestigious SXSW Conference and Festival this year.

In 2013, OCHWW is poised to reveal itself an agile, contemporary partner perfectly in step with the needs of the day in healthcare marketing. From advertising, digital/interactive services, scientific communications, payer marketing to account planning, content strategy and analytics, the offering at OCHWW makes it a formidable marketing partner.

ghg

Report by Lynn O'Connor Vos (below)
Chief executive officer



ghg achieved a fourth year of significant growth in 2012 and broadened its client base beyond pharma brands to include medical devices, food and companion animal health, health advocacy and cause marketing. As digital continues to change the healthcare landscape dramatically, ghg delivered award-winning, high-impact digital and mobile programs for professionals and consumers alike.

We believe the remedy for chronic diseases and many of the challenges at the heart of the healthcare crisis lies in better communication

We shaped our success in 2012 on a critical thought that inspires all we do: Communications is the key to establishing a healthier world. We believe the remedy for chronic diseases and many of the challenges at the heart of the healthcare crisis lies in better communication – finding the vehicles, motivators and incentives that will drive long-term behavioral change and improve the patient-professional dialogue. ghg remains at the forefront of emerging trends, and counsels clients on the need for a more robust and satisfactory customer experience in healthcare. ghg believes it is time to advance the relationship between professionals, patients, providers and payers, leverage emerging technologies to streamline care and improve the user interface and overall healthcare experience. This transformational shift will ultimately deliver healthier outcomes for patients and create new opportunities for better business results for our clients.

In 2012, the agency saw significant new business success, including cross-Group wins for Roche Diagnostics Diabetes Care, Pfizer, Johnson & Johnson and Bayer. We expanded or created new digital campaigns for Bayer, Boehringer Ingelheim and Pfizer, and continued work in the dynamic categories of animal health, specialty care and mobile health. We grew significantly our participation on several WPP team accounts.

ghg is committed to giving back, and in 2012 we contributed our insights, strategic guidance and breakthrough campaigns to The Jed Foundation, Save the Children and The Helen Keller Foundation among others.

GCI Health

Report by Wendy Lund
Chief executive officer

As WPP's healthcare-focused global public relations agency, GCI Health continued to thrive in 2012 despite significant industry downturn marked by thin pipelines, patent expirations and stricter-than-ever regulatory guidelines. We aggressively diversified our business across sectors and locations, adding clients in beauty/aesthetics, consumer healthcare and health IT, and a new office in Chicago. We've also added clients with drugs/devices in clinical development in highly competitive areas like CNS, oncology, and women's and mental health. Additionally, we worked on one of the most high-profile healthcare industry crises in the controversial area of drug shortage.

"We aggressively diversified our business across sectors and locations, adding clients in beauty/aesthetics, consumer healthcare and health IT"

Our differentiation strategies played a vital role in our success. Notably, we continued to address the changing role of patients through our emphasis on 'putting patients first'. The patient-provider-caretaker relationship is evolving, as today's patients have exponentially more access to information than ever. As a result, we put the patient experience at the center of our communications work. This involves uncovering the key insights that inspire patients to take action and developing educational initiatives that are relevant, timely and tap into today's lifestyle issues. For this reason we were thrilled to be recognized – and honored – to win the SABRE award for Pharmaceutical Rx Campaign of the Year, for the second year running.

GCI Health's exceptional track record stems from hand-picked healthcare talent and offering diverse capabilities including research and insights, media relations, social media, corporate communications, employee engagement, advocacy development, milestone/regulatory management and patient mobilization and health policy.

Sudler & Hennessey (see report on page 54)



Specialist Communications

Report by Andrew Scott (right, top)
Chief operating officer
International Specialist Communications
and
Mary Ellen Howe (right, below)
Chief operating officer
Specialist Communications, North America





WPP's Specialist Communications division comprises individual business units with separate and distinct marketing expertise by industry, audience segment or medium. Our clients benefit from the depth of knowledge and strategic focus of these specialists; the Group benefits through the flexibility these companies offer as partners for sister WPP companies when serving clients' integrated marketing needs. Our role in managing this portfolio is to help these companies grow on their own terms and to support co-operation opportunities across the Group.

Our report illustrates some of these companies and their capabilities and achievements during 2012.

US-based corporate events company **MJM's** defining moments came as top-tier clients, including Sara Lee, Deloitte, Pfizer and AstraZeneca, trusted and empowered MJM to produce their most significant internal-facing events.

Metro continued to provide technical event production and support for long-term clients such as Credit Suisse, Deloitte, Experian, the Financial Services Authority, Roche and Shell. New client wins included Allergan, Citi and Scottish Power.

Risk management specialist **Mando** continued to expand its experience in southern Europe and German markets whilst maintaining a strong position in the UK and added brands such as Nando's, Bacardi and Mentos to its established blue-chip client roster.

Multi-channel content agency **Forward** launched new projects for existing and new clients such as Tesco, B&Q and American Express. With its retail, automotive and luxury clients looking to grow in the Chinese market, Forward established a presence in Shanghai to help develop engaging content programs for established clients and also new local prospects.

In 2013, Forward is joining tenthavenue and anticipates increased collaboration with tenthavenue companies, in particular with Spafax and Joule.

The Food Group continued to shape, promote and grow North America's culinary culture. Creative agency **Pace** grew by diversifying and expanding its client base while strictly controlling costs.

UK outsourced communications service provider **EWA** continued to add value to its clients' direct communications by focusing on strategy and insight, technology and delivery. Key projects included London 2012, adidas and Linden Homes.

Post production company **The Farm Group** had an extremely busy and successful year in 2012. Activity in its Soho sites in London remained very high, with high-profile terrestrial series such as *Downton Abbey*, *The X Factor*, *Inside Claridge's*, *Wallander* and *24 Hours in A&E*. Through the Group's contracts with LOCOG and the BBC, the London Olympics generated a significant volume of sports output, and operations in Los Angeles continued to grow. The year ended on a high note with the founders being voted Business Women of the Year in the Women in Film & TV's annual awards.

Our clients benefit from the depth of knowledge and strategic focus of these specialists; the Group benefits through the flexibility these companies offer as partners for sister WPP companies when serving clients' integrated marketing needs

Our implementation agency, **Hogarth Worldwide**, continues to grow rapidly, expanding its four regional hubs in London, New York, Singapore and Mexico City, while adding new operations in Buenos Aires and Bucharest. Hogarth uses its own technology and skills in the transcreation of creative work for global markets to deliver savings for international marketers, using its centralised implementation model. This approach attracted another five international clients last year and Hogarth produced and delivered over 5,000 master TV commercials in 2012. Hogarth's enterprise-class asset management technology continues to lead the field, most notably winning the Clearcast contract to handle all UK television advertising.

MRC continues to be at the forefront of the entertainment industry. Its film, *Ted*, starring Mark Wahlberg, was a worldwide phenomenon and sought-after comedy director and Oscar presenter Seth MacFarlane is already working with MRC on other film projects. MRC's rich film pipeline includes Neill Blomkamp's *Elysium*, starring Academy Award winners Matt Damon and Jodie Foster, and Ron Howard's feature adaptation of Stephen King's *The Dark Tower*, starring Russell Crowe. Important television projects include the acclaimed *House of Cards*, executive produced by David Fincher and starring Kevin Spacey and Robin Wright and streamed on Netflix.



AKQA

Report by Ajaz Ahmed (below)
Founder and chief executive officer



Back in 2009, AKQA was awarded five separate Agency of the Year titles, an unprecedented feat at the time. In 2012, AKQA surpassed this by winning nine Agency of the Year titles and being recognised as the most awarded digital agency in the world. This recognition is a defining moment for our company and a tribute to the drive, commitment and ingenuity of our team.

"There's just a coolness and a spirit about them that, I think, is unique... everyone we've met from AKQA pushes us and constantly asks questions in a way that helps get the best product"

AKQA client

With strong international demand from clients and talent, we opened new offices, starting with Paris in January. Since joining WPP in the summer of 2012 we have launched three more: in Tokyo, Portland and Atlanta. New offices increase our proximity and relevance to clients, expand our connections, give our people a start-up environment to shape the DNA of a business, and provide a platform for innovation and growth.

Commenting about the culture at AKQA, client Bob Kupbens, VP of marketing and digital commerce at Delta said: "There's just a coolness and a spirit about them that, I think, is unique... everyone we've met from AKQA pushes us and constantly asks questions in a way that helps get the best product."

This sense of client collaboration is celebrated in our No.1 best-selling transformational business title, *Velocity*. Co-authored by our client Nike, and with an introduction by Sir Richard Branson, founder of our first client Virgin, *Velocity* has been translated into five languages and raised tens of thousands of dollars to help end youth homelessness and for global healthcare charities.

We also launched the global *AKQA Insight* business invention summit where many of the world's most influential brands join our unique meeting of minds. We showcase the latest ideas and thinking, giving our all to the present to help create the future.

Demand across all regions and service lines is the strongest we have experienced. We expect this to continue as clients embrace multi-platform digital channels – especially mobile – artificial intelligence and personalisation. Looking ahead, we avoid the beaten path, seeking terrain unexplored.

WPP Digital

Report by Mark Read (right)
Chief executive officer



WPP Digital made excellent progress during 2012 in developing the Group's offer at the intersection of marketing and technology. **POSSIBLE** became a fully-fledged global digital network, acquiring market-leading businesses in fast-growing markets. We deepened our integration around data and analytics, particularly with the growth of **The Data Alliance** (see below). We start 2013 with an even stronger footprint in the markets and specialist sectors which will drive further growth.

We're proud that our work this year has been world class. **Johannes Leonardo** won the first Mobile Grand Prix at Cannes Lions for its campaign to make display ads sexy and **Blue State Digital** sent nearly six billion hyper-targeted emails to power President Obama to his second term. The quality of our work has been reflected in big client wins: **F.biz** won regional accounts with Motorola and Unilever and **Rockfish** added 20 new clients during the year.

In 2012, POSSIBLE was transformed into a truly global digital agency. The acquisitions of **Carnation** in Hungary, **Grape** in Russia and **Fortune Cookie** in the UK and Poland give POSSIBLE a particularly strong footprint in faster-growing markets – it now operates in all the BRIC markets. **ZAAZ**, the performance marketing agency, joined POSSIBLE and strengthened its offer in marketing science and analytics. And ZAAZ's Shane Atchison was appointed CEO of POSSIBLE in March 2012 with a mission to establish a leading global digital marketing agency with strong roots in both creativity and analytics.

WPP Digital's marketing technology company, **24/7 Media**, focused on new services which reflect the evolution of digital advertising technology. It launched 24/7 Connect, which simplifies and optimizes media transactions across reserved and real-time-bidded inventory. As online video advertising becomes an imperative in the industry, 24/7 Media continued to add a range of video capabilities and proprietary video formats to its publisher monetization platform and its network of websites. Through a partnership with **Jumptap**, 24/7 Media was first to market with a cross-screen offering that enables advertisers to reach an unduplicated audience on both display and mobile devices. It also signed a strategic partnership with Microsoft that brought enhanced scale, optimization and automation to clients of both WPP and Microsoft.

"Clients increasingly value our role as the curator and conduit to the innovation, entrepreneurs and trends which will shape the digital future"

WPP Digital continues to incubate and provide a home for specialist digital and technology businesses which complement the wider Group's capabilities. In 2012 we acquired **Acceleration**, a marketing technology solutions provider with 150 technologists on four continents. WPP agencies have quickly embraced the opportunity to partner with Acceleration to offer their clients highly-specialised marketing technology expertise.

WPP Digital also continues to lead cross-WPP initiatives to harness the exponential growth of data. The Data Alliance – an initiative to connect diverse data sets across WPP – is now live with its first product: an automated audience segment-builder for online advertising.

Our portfolio of investments in high-growth, innovative companies continues to perform well. In 2012 we invested in **mysupermarket.com**, an aggregator for online retail with unique insights about online shopper behaviour. We sold our investment in **Buddy Media** when it was acquired by Salesforce, realising proceeds of $60 million.

Clients increasingly value our role as the curator and conduit to the innovation, entrepreneurs and trends which will shape the digital future. Our *Stream* digital 'unconference' series was named by *Wired* magazine as one of the "World's Best Tech Conferences" in 2012 and is expanding its geographic footprint in 2013. In May we hosted a successful e-commerce tour in London (the world's most advanced e-commerce market).

Our priorities at the start of 2012 were mobile, social, e-commerce and data. We have made significant progress in all four – acquiring new businesses, developing proprietary technology, launching new products and winning awards for our work. Our focus remains on strengthening our skills, creativity and technology in these same areas, with mobile and e-commerce a particular focus.

WPP Digital is a diverse team of highly-talented creatives, designers, developers, analysts, technologists and entrepreneurs. It is this mix which makes us unique, and it is their passion and hard work which makes us successful. We would like to thank all of them for their contribution to a great 2012, and we look forward to an even better 2013 together.

David Moore (below)
Chairman and chief executive, 24/7 Media



Shane Atchison (below)
Chief executive officer, POSSIBLE




ЭРИКА

What we think

Why we are Mad Men (and Women) as well as Maths Men (and Women)

WPP CEO Sir Martin Sorrell reports

The euphoria started when cyclist Bradley Wiggins became the first British winner of the Tour de France. It culminated in Somali-born Mo Farah's stunning gold for Britain in the Olympic 5,000 metres. Add Ellie Simmonds's triumphs in the Paralympics and the mood in London last summer seemed far from that seminal Monday in September 2008 when Lehman Brothers went bust.





Now, nearly five years on from that day, the dust has settled, the Olympic crowds are gone and a multi-track, or multi-lane world can be seen. Western Europe and traditional media in one lane; the US and Germany in another; new markets, new media and data in another. How we recruit and manage our talent, apply technology, and get the best solutions and best value for our clients has also altered irrevocably.

Winners and losers

Certainly, Brand Britain enjoyed a big boost from London 2012, motivationally, spiritually and emotionally. The Olympics will have a longer benefit than people have traditionally given them credit for – in terms of their legacy, their power to inspire and their impact on youth. Nonetheless, we must batten down the hatches a little in 2013 and be ready to come out of the blocks going into 2014 and beyond.

Slower, faster

Undoubtedly, 2013 will be a tougher year due to a lack of major global events. It is neither a mini-quadrennial like 2014 nor a maxi-quadrennial as 2016 will be. Fortunately, early spending for 2014 may help.

Next year, we'll have the mid-term US Congressionals, again free from their traditional financial constraints thanks to the Supreme Court's decisions on Super PACs, the nominally independent action committees that support candidates. Then we'll have the Winter Olympics in Sochi, which will be a well-resourced event, boosting an already strong, faster-growing market in Russia, and also impacting Germany and Poland.

Last but not least, we'll have the FIFA World Cup in Brazil, which will be a wonderful occasion, exuding Brazilian flair, and will attract much attention from our industry. People will start to gear themselves up this year, so that spending won't just happen in 2014, it will also run into 2013.


Shape of global recovery % change
Global nominal GDP % change
Advertising
20
15
10
5
0
-5
-10
00
01
02
03
04
05
06
07
08
09
10
11
12f
13f

Source: GroupM
f: Forecast.


Nominal GDP projections 2012-2014f
% change
2012f
2013f
2014f
World output
US
China
Japan
Germany
France
UK
Brazil
India
Russia
0
2
4
6
8
10
12
14
16
18
20

Source: GroupM
f: Forecast.

Worldwide communications services expenditure 2012 $m

	Advertising	Market research	Public relations	Direct & specialist communications	Sponsorship	Total
North America	165,762	11,311	4,035	98,965	18,900	**298,973**
Latin America	30,855	2,059	402	30,358	3,900	**67,574**
Europe	120,192	14,338	2,465	101,711	14,100	**252,806**
Asia Pacific	170,825	6,036	4,100	46,002	11,900	**238,863**
Africa & Middle East	18,664	646	130	1,832	2,200	**23,472**
Total	**506,298**	**34,390**	**11,132**	**278,868**	**51,000**	**881,688**

Source: GroupM
Note: Healthcare communications ($4.8 billion) is distributed pro rata in Direct & specialist communications.


Worldwide communications expenditure 2008-2013f
Global nominal GDP % change
Media and Marketing total $m
1,000,000
900,000
800,000
700,000
600,000
8%
6%
4%
2%
0%
-2%
2007
2008
2009
2010
2011
2012f
2013f

Source: GroupM
f: Forecast.

Now what about growth?

In general economic terms, the focus appears to be shifting from worrying about inflation to concern about unemployment and growth. Anyone expecting a sharp uptick in Western economies may be dreaming. It is hand-to-hand warfare in many of the industries clients operate in. Worldwide real growth is forecast at 2.5% to 3%. It is by no means flat, but capturing that growth for ourselves and for clients will be hard. We are bumping along the bottom, a corrugated one.

Many countries, including Britain, have been warned by their governments that it will take a decade, a lost one, before we see a full recovery. Going to the electorate with that message for a second time will be an unappetising political prospect and can only increase uncertainty.

Our forecast for global marketing services growth in 2013 is 5.8% (nominal prices), ahead of global nominal growth forecasts of around 4.5-5%.

Add to all this the fact that US-based multinationals sit on excess cash of around $2 trillion and relatively ungeared balance sheets, along with stricter corporate governance, and you have a recipe for risk aversion and inaction in uncertain times.

But if we wait for politicians to make up their minds about stimulus, about deficits and fiscal cliffs, we may be waiting for some time. If you are running a business effectively, state inertia is frustrating. Institutional investors, still focused on quarterly performance, certainly do not have the patience.

The only way forward is to focus on where the growth is: new markets, new media, consumer insights, the application of technology and big data and, last but by no means least, getting our people to work more closely together. The latter is crucial. It has been for some time. It can only become more so.

So long, silo

'Horizontality' is an awkward word, but its meaning is plain. It means getting our people to work more effectively together. It means selecting the best and most appropriate talent from across our diverse brands and tribes. And then dedicating that talent to a single client.

Bespoke teams, set up solely to serve a major client, are increasingly the way we operate. They advise more than 35 clients worldwide, accounting for about one-third of our $17 billion revenues. Among these clients are Bayer, Colgate-Palmolive (Red Fuse), Ford (Team Detroit), Johnson & Johnson (Team Chemistry), Mazda (Garage Team), Miller Coors (Cavalry) and, most recently, Pfizer.

WPP employs over 165,000 people in 110 countries effectively grouped in about 12 verticals. It has grown largely by acquisition and remains a series of valuable brands. To get those people to talk to one another is never going to be easy. WPP started as two people in a room. Even as we became two, there was an integration and communication problem.

"Bespoke teams, set up solely to serve a major client, are increasingly the way we operate"

With 165,000, we have to try even harder to link and share knowledge across our clients' businesses with a single point of access, one person who can identify and muster the resources needed from across WPP.

Better, cheaper, more effective

It is all the more necessary that we do this when powerful procurement departments within clients demand value for money, trying to combine efficiency and creativity. Equally, it is essential for consumer goods manufacturers who are squeezed and commoditised by increasingly-powerful retailers.

Of course, we cannot reinvent the wheel incessantly and unnecessarily. But if we think about WPP horizontally, we can deliver first-class solutions more effectively and more efficiently at lower cost.

The notion is gaining traction all the time through autos, pharmaceuticals, hotels and fast-moving consumer goods. It is the way we are thinking and the way clients are thinking. The creation of teams of agencies within agencies designed to the needs of clients is incredibly powerful.

Maths Men, as well as Mad Men

Essentially, we are investment managers for our clients, advising them how to spend around $90 billion of media. So it makes sense that WPP should offer platforms that are agnostic, and help clients plan and buy media. To that end, we are applying more and more technology to our business, along with big data. We are now Maths Men as well as Mad Men (and Women).

Thus we go head to head not only with advertising and market research groups such as Omnicom, IPG, Publicis, Dentsu, Havas, Nielsen, Ipsos and GfK, but also new technology companies such as Google, Facebook, Twitter, Apple and Amazon and then with technology consulting companies such as Infosys, Wipro, Accenture and Deloitte.

You could call big data collating all the sources of data our clients get – ours and others – into a dashboard and in real time. More importantly, the adaptation of technology gives us platforms to differentiate ourselves from competition.

Telling it like it is

In the new marketing environment, there must surely be a premium on advice from third parties such as WPP. The growth of digital makes that even more so. If the new technology companies really are new media owners, our clients require disinterested, independent evaluation of how much they are spending on these media and whether it's being spent effectively.

This is hardly surprising in a digital world where media owners provide their own analysis. Google sells Google. Facebook sells Facebook. Yahoo! sells Yahoo! It's really no different to Rupert Murdoch and NewsCorp selling Fox or the *Wall Street Journal* and Sumner Redstone selling CBS or Viacom.

> *In the new marketing environment, there must surely be a premium on advice from third parties such as WPP*

In these circumstances, developing our own independent technology platforms becomes crucial, such as our online audience-buying platform used by GroupM, Xaxis. Now running in 20 markets, with an opt-in model, it serves more than 320 billion impressions annually.

Furthermore, new and more complex sources of data, which these new media bring in abundance, mean that measurement of effectiveness and return on investment has become more achievable – although media fragmentation has made it more complex. Big data is for the first time a real possibility.

Meet the new bosses

As a result, our target customer, the part of a client company's board or management we do business with, is changing. We no longer just court the chief executive officer and chief marketing officer. Now we will be dealing with the chief information officer or chief technology officer, along with the chief procurement officer and chief financial officer.

We are working in this integrated way with clients who are looking for increased efficiency as well as effectiveness – in a highly-competitive, commoditised, margin-squeezed world. As clients link their back-end systems more closely with their front-end approaches, they increasingly want simplified, unified or single platforms that chief marketing officers can adapt to their requirements, but that avoid unnecessary duplication and complication.

What's happened is that chief marketing officers started to build websites with many different platforms, information structures and technologies. It's a little like the back of a television set – it's entertaining at the front, but a mass of spaghetti strands at the back of the set and it's confusing. We're trying to build a common platform at the back end rather than a multiplicity of platforms. Chief marketing officers can then play to their hearts' content on the front end.

Art, 1; science, 1

This strategy is working. We've had several big projects with clients in the past year where we've gone in with technology partners. Our industry's issue in the past was that we were seen as artistic and creative and not technological. That must change. Audience measurement is everything. Our business is no longer just an art, but also a science. We do not create technology and we will never have the number of PhDs and engineers that Google has. That would be an unrealistic aim. But what we will do is enhance the application of technology with the consequent development of consumer insight that flows from it.

For example, the Latin American software developer Globant, in which WPP has a $70 million stake, has 2,700 engineers, marketing specialists and designers dotted around the continent and in Britain. It already works with JWT, Y&R and Kantar.

It goes back to when we bought 24/7 Media, which has morphed into Xaxis through B3 and the ZAP platform. In this we take a different view from our direct competition. We believe we should apply the technology in such a way as to give us proprietary insights – and then leverage that insight in a meaningful way.

All this means much more science in marketing services, but not at the expense of the art. Big data will measure the effectiveness of a great idea and suggest how it is promulgated. It will never be a substitute for a great idea.

Spotting the grey swans

They are grey because they are the known unknowns that keep our clients awake at night, as opposed to black swans, the unknown unknowns. These pressures enumerated below can only be felt more acutely when the average chief executive lasts four and a half years in America and three years around the world. They are lucky. The lifespan of the average chief marketing officer in the US is even less, around two years.

Over the (fiscal) cliff

The US accounts for $16 trillion of the world economy of $70 trillion. By comparison, China is only worth $8.5 trillion. So what happens in the US really does matter. Given the excesses of the past, given the expansion, the over-inflation of the money supply, the problems that were topped out by the collapse of Lehman – it's going to take us a long time to get through that. Kicking the can down the road a little more only exacerbates the problem, it doesn't deal with it.

> *America's inventiveness, energy, immigrant-driven culture and ability to raise capital for good ideas have paid off. It has never been wise to write off America*

The American fiscal deficit and $16 trillion of debt are the real elephants in the room. As ever, there is too much politics. Cynics might say that the Democrats would like to see a failure to reach agreement. The consequential rebasing of the economy would eventually see an improvement leading up to a presidential election in 2016 when Jeb Bush may face Hillary Clinton.

Nonetheless, the long-term trends for America remain good. The National Intelligence Council, an offshoot of the CIA, believes those prospects are good for two reasons. First, the International Energy Agency has reported that America could be the world's biggest energy producer by 2017, through its exploitation of shale gas, at last freeing it from the vicissitudes of Middle Eastern energy markets and making it self-sufficient. Which means that Saudi Arabia will be China and India's problem in 20 years – not America's.

Second, America's manufacturing will appear relatively competitive as fast-growing countries are hit with rising labour costs and as technological improvements in US manufacturing are implemented. The NIC believes America will regain its industrial momentum and maintain its leadership.

In particular, industrial advances such as 3D printing will reduce comparative costs. 3D printing is an amazing technology that will revolutionise where manufacturing is based and how it can respond to customer needs. Invented and developed in America, it is going to put US manufacturing on the front foot. Once again, America's inventiveness, energy, immigrant-driven culture and ability to raise capital for good ideas have paid off. It has never been wise to write off America, just as we saw in the 1980s.

Meanwhile, back in the Eurozone

Western Europe is, hopefully, halfway through a decade of slow growth that began in 2008. There may be, some say, another four or five tough years until we get out of it in 2017 or 2018.

The story is quite different in Eastern Europe, and the intersection of Germany, Poland and Russia. It will, however, be tricky for France, Italy, Spain and perhaps Britain. As European Central Bank President Mario Draghi puts it, we have been living in a fairy-tale world. Much as things appear to be stabilising, the ramifications of elections such as those in Italy or black swans like Cyprus could easily upset the situation again.

Draghi sees the Eurozone economy contracting by 0.5% in 2013 before recovering to grow by 1% next year. Inevitably, France and Spain will see a bounce at some point, but it is likely to be later rather than sooner. The queues outside ATMs in Cyprus show that the banking crisis is not yet over for Europe.

Contributions to 2013 media growth by country[f] $m


US
4,113
UK
730
Russia
1,007
China
6,763
Japan
862
India
614
Indonesia
327
Kenya
456
Brazil
1,692

Source: GroupM
f: Forecast.

Principal sources of annual media growth
Contribution %

	2012[f]	2013[f]
Asia-Pacific (all)	60.1	47.5
North Asia	35.2	32.5
China	30.2	29.6
North America	25.5	19.2
Latin America	14.4	16.8
Brazil	7.3	7.4
Middle East & Africa	7.2	8.5
ASEAN	6.0	6.6
Central & Eastern Europe	5.6	5.8
Russia	4.5	4.4
UK	3.1	3.2
Argentina	2.8	4.2
Colombia	2.0	3.0
Mexico	1.7	1.7
Indonesia	1.6	1.4
South Africa	1.5	1.2
Philippines	1.5	2.0
Kenya	1.4	2.0
Malaysia	1.1	1.4
Turkey	1.1	1.6
India	1.1	2.7
Egypt	1.1	2.0
Nigeria	0.1	0.4

Source: GroupM
f: Forecast.

Principal sources of annual media growth
Contribution $m

	2012[f]	2013[f]
Asia-Pacific (all)	13,209	10,855
North Asia	7,733	7,435
China	6,626	6,763
North America	5,604	4,381
Latin America	3,153	3,833
Brazil	1,603	1,692
Middle East & Africa	1,585	1,948
ASEAN	1,308	1,519
Central & Eastern Europe	1,239	1,319
Russia	993	1,007
UK	687	730
Argentina	625	966
Colombia	443	687
Mexico	369	387
Indonesia	361	327
South Africa	327	284
Philippines	321	448
Kenya	301	456
Malaysia	249	313
Turkey	249	376
India	248	614
Egypt	236	461
Nigeria	19	93

Source: GroupM
f: Forecast.

Britain and Europe

If the Eurozone's woes were not dragging on Britain enough, David Cameron's promise of a referendum between 2015 and 2018 adds to uncertainty. From WPP's viewpoint, it may not be good news. It is at best neutral; at worst negative. You've just added another reason for people to postpone investment decisions.

The Middle East and North Africa

The Arab Spring has morphed into the Arab Winter, as power vacuums have created more problems. The seemingly irresolvable civil war in Syria adds to turmoil in Tunisia and Egypt. There remain fears that Jordan and Saudi Arabia will be affected, too. Pakistan is also challenging; Mali unpredictable. And then there is the threat of an Israeli attack on Iranian nuclear installations. There is no easy answer. Military intervention by America or Israel will probably not solve the problem; regime change is unlikely. Of the five grey swans, the Middle East has cast a longer, darker shadow over the last year.

China hard or soft landing?

Here, there is good news. We at WPP see soft landings not only in China but in the other BRICs, too. They are very welcome, given that our business relies for its growth in these countries on greater market penetration of mass consumer goods. The rise of the middle classes in China and other fast-growing markets has been considerable, with hundreds of millions of people raised from poverty to affluence in record time.

It is true that China's expansion has slowed but there are signs of fresh acceleration, particularly after the recent change in leadership. Change is not going to be quick – especially given that the new regime under President Xi Jinping was picked by the old regime – the initial indications are very good but it will be increasingly apparent in a year or two. So it appears there will be no hard landing for the Chinese economy, nor for those of Brazil, India or Russia.

This all adds up to quite an unpredictable climate but, having said that, our clients need top-line growth. They will find that in the areas and strategies below.

The world is enough

Ever since WPP held its first Board meeting in China in 1989, we have understood that growth would come from new markets. It remains the case. We are shifting our focus to the East and to the South and the South East. From New York to India, China, Russia, Latin America, Africa and the Middle East, and Central and Eastern Europe.

Faster-growing markets already account for a third of our business. In particular, this is the decade of Latin America. Even the new Pope is Latin American. Brazil will host the World Cup next year; Rio will host the Olympics two years later.

Faster-growing markets already account for a third of our business. In particular, this is the decade of Latin America

Brazil's projected growth is stronger for 2013, despite a flatter economy after the election of Dilma Rousseff, its first female president. I think this is a little misplaced. Look, for instance, at the strength of companies like retail chain Casas Bahia, and the electronics and electricals chain Magazina Luiza.

BrandZ™ Top 10 most valuable Latin American brands 2012

Rank	Brand	Brand value $m
1	Petrobras	10,560
2	Telcel	8,449
3	Bradesco	6,690
4	Itaú	6,606
5	Comcel	5,513
6	Falabella	5,263
7	Corona	5,114
8	Skol	4,698
9	Banco do Brasil	4,574
10	Claro	4,336

Source: BrandAnalytics/Millward Brown Optimor

Mexican wave

It is not just the obvious examples such as Brazil. Mexico's growth rate is 4%, with our businesses there showing double-digit growth. The new president, Enrique Peña Nieto, recently announced a 13-point growth plan taking in education, technology and infrastructure – particularly telephony and television markets (overarching strategies that perhaps the British coalition should note).

The revamping of the state-owned petroleum company Pemex may be another crucial move in the liberalisation and development of Mexico. Tijuana, once a byword for drugs violence, is now a world hub for flat-screen television manufacture, and a centre for aerospace and medical equipment.

Our 2,300 people in Mexico are generating nearly $200 million in revenue – they will probably double that during Pena Nieto's six-year term.

Two-wheelers for four-wheelers

We have 12,000 people in our India businesses generating half a billion dollars of revenue. Examination of the Indian economy reveals much to admire. While there may be concerns in Mumbai and Delhi, economic activity in tier-two and tier-three cities and beyond continues to expand significantly.

As Piyush Pandey, chairman of Ogilvy in India, puts it, consumers are trading in two-wheelers for four-wheelers. There is optimism and increased spending. Indian GDP will grow by 5% in 2013 and our business will grow by 10% like-for-like.

There is a pattern here. Marketing services spending seems to grow at twice GDP in expanding economies because they are usually under-branded and under-marketed. This was even true of Britain in the 1970s.

In India, multinational and national companies understand the need for brands and branding as they expand, led by the likes of Ratan Tata, Mukesh Ambani, Anil Ambani, Anand Mahindra, Sunil Mittal and Adi Godrej.

"People in India and elsewhere are leapfrogging PCs and going straight to mobile as a cheaper form of access to the web"

A nation on the move

India also shows the way in mobile adoption. The rising use of mobile devices in the nation with the world's largest population under 30 will spur digital ad sales. The Indian population, particularly youngsters, are at ease with technology. As mobile phones, and particularly smartphones, become more widespread and as the cost comes down, we will see even greater use.

India has more wireless connections than the combined population of America, the Eurozone and Japan. People in India and elsewhere are leapfrogging PCs and going straight to mobile as a cheaper form of access to the web. The result: a higher or more rapid takeout of mobile advertising as people use tablets or smartphones in a more aggressive way.

People say India has begun to lack self-confidence. If there is one country that should be confident about its future, it is India.

BrandZ™ Top 10 most valuable global brands 2012

Rank	Brand	Brand value $m	Year-on-year change %
1		182,951	19
2	IBM	115,985	15
3	Go gle	107,857	-3
4	McDonald's	95,188	17
5	Microsoft	76,651	-2
6	Coca-Cola	74,286	1
7	Marlboro	73,612	9
8	at&t	68,870	-1
9	verizon	49,151	15
10	中国移动通信 CHINA MOBILE	47,041	-18

Source: Millward Brown Optimor
Note: 2013 rankings available after 21 May 2013.

BrandZ™ Top 10 most valuable Chinese brands 2013

Rank	Brand	Brand value $m	Year-on-year change %
1	China Mobile	50,589	-6
2	ICBC	40,444	-8
3	China Construction Bank	23,993	9
4	Baidu	22,740	40
5	Tencent	20,220	60
6	Agricultural Bank of China	17,278	0
7	China Life	14,401	-6
8	Bank of China	13,611	-27
9	Baijiu	12,957	42
10	Sinopec	12,539	-9

Source: Millward Brown Optimor

Back to China

According to our BrandZ™ ranking of the most valuable global brands, China Mobile now sits among the world's top 10. Yet China remains under-branded and under-marketed. There is still huge room for growth. The headcount in our Greater China businesses has been ramped up to more than 14,000 – at least another 1,500 hires are planned this year. Again mobile is key, with China boasting more than one billion mobile phone subscribers.

> *China remains under-branded and under-marketed. There is still huge room for growth*

As has already been said, we believe China will enjoy a soft landing. If you look at China's 12th Five Year Plan, you'll see it is about quality growth and consumption rather than savings. It is about health care and social security, because people save for their parents' old age and their own old age, and it is about services. It almost reads like a charter for WPP, as one of our clients said recently. Greater certainty will lead to greater consumer spending.

And there are more

All around the world, beyond the BRICs, beyond the Next 11 (or the Next 10, excluding Iran), beyond the CIVETS, other countries are opening up to globalisation. They all represent challenges and opportunities. Myanmar is obviously important with over 60 million consumers. Cuba could be another one when change eventually comes. And maybe even North Korea, although that looks increasingly unlikely.

Digital tales

By population, Facebook is the third biggest country in the world. Were eBay an economy, it would be in the G20. Digital in all its forms – search, display video, social, mobile – now accounts for a third of our business. We want to see that rise to 40%.

So our digital strategy has to be three-pronged. First, our established, legacy businesses must change the engines on the aeroplane – while it's flying. That's a tricky proposition when new models are judged by different metrics – revenues, consumer participation and share, rather than profitability, margins and cash flow.

Second, our established digital businesses must expand faster and further. Of Forrester's seven digital leaders, WPP has four: Wunderman, OgilvyOne, VML and AKQA, the latest very welcome addition to the Group. Nobody else owns more than one. How can they maintain a leadership position?

Third, we have to add new talents, acting as a quasi venture capitalist or private equity group, investing in new firms that deepen our client offer and train our people in new ways.


Internet penetration Number of users m
US
European Union
China
Rest of world
1,400
1,200
1,000
800
600
400
200
0
2000
2005
2010
2012
Source: CNNIC; World Bank; ITU

Recent examples were Omniture in web analytics and Buddy Media with its Facebook platform. With both we had not only strategic investments, but also training relationships for our people. Unfortunately, both were taken out prematurely by Adobe and Salesforce.com. There are, thankfully, other possibilities. We have minority stakes in, for example, Vice (online content), eCommera (ecommerce), SFX (electronic music) and, as previously mentioned, Globant (technology).

Putting the money in the right place

Despite the ever greater expansion of the new media, discontinuities remain. We still overspend on legacy media, especially press. Clients invest about 24% of their budgets on newspapers and magazines, yet consumers only spend 13% of their media day looking at print. The opposite is true for digital media, to which consumers devote about 30% of their time, but clients only spend a fifth of their budgets there.

The two things have to come to some equilibrium, but it will be tough. Jeff Zucker, former chief executive of NBC Universal, talked insightfully of "replacing analogue dimes with digital pennies", implying that digital was less profitable for media owners – which is true.


Social networking sites Unique visitors m
175
150
125
100
75
50
25
0
Feb 11
Apr 11
Jun 11
Aug 11
Oct 11
Dec 11
Feb 12
Apr 12
Jun 12
Aug 12
Oct 12
Dec 12
Feb 13
Source: Compete.com

Growth of media in major markets 2008-2013 %

Internet	2008	2009	2010	2011	2012f	2013f
North America	11.6	11.2	11.3	12.3	10.0	11.6
Latin America	53.7	27.2	31.1	35.7	23.9	32.6
Western Europe	22.3	7.6	16.9	12.8	11.6	10.2
Central & Eastern Europe	47.7	8.7	48.6	33.7	25.1	21.4
Asia Pacific (all)	24.7	7.4	21.2	22.5	26.8	20.3
North Asia[1]	43.1	18.0	45.1	47.1	41.8	30.7
ASEAN[2]	41.4	30.1	22.2	46.7	39.5	32.9
Middle East & Africa	1,027.6	56.3	9.1	6.2	44.0	3.0
World	**19.3**	**9.7**	**16.3**	**16.0**	**16.1**	**14.6**

Television	2008	2009	2010	2011	2012f	2013f
North America	1.3	-6.1	4.4	3.6	3.9	0.4
Latin America	9.0	6.6	12.2	12.0	13.9	13.4
Western Europe	-3.2	-11.1	8.6	0.4	-5.5	-0.2
Central & Eastern Europe	12.0	-17.8	12.0	12.7	4.2	4.9
Asia Pacific (all)	5.1	-0.1	9.0	7.2	6.7	4.8
North Asia[1]	14.0	6.6	9.3	11.2	6.4	5.1
ASEAN[2]	9.1	11.3	30.6	14.5	11.7	12.2
Middle East & Africa	26.1	13.5	26.0	4.5	12.3	13.9
World	**3.3**	**-4.0**	**8.4**	**5.4**	**4.6**	**3.9**

Outdoor	2008	2009	2010	2011	2012f	2013f
North America	-5.9	-4.7	1.5	2.6	2.6	2.8
Latin America	5.9	0.2	11.5	18.2	8.3	8.2
Western Europe	-2.6	-9.2	2.2	-2.6	-4.2	-0.7
Central & Eastern Europe	14.1	-33.7	9.8	10.6	7.8	6.3
Asia Pacific (all)	7.5	-9.0	6.3	12.1	8.7	3.8
North Asia[1]	36.1	-1.8	17.2	23.7	8.8	7.2
ASEAN[2]	18.6	4.9	22.2	9.7	15.9	15.2
Middle East & Africa	4.4	-1.7	19.6	42.7	-1.7	2.0
World	**3.2**	**-10.1**	**5.2**	**8.0**	**4.6**	**3.0**

Magazines	2008	2009	2010	2011	2012f	2013f
North America	-6.8	-15.0	-3.3	-0.1	0.0	-0.1
Latin America	18.6	-18.2	9.4	6.1	0.9	4.8
Western Europe	-5.7	-22.4	-2.4	-5.2	-9.7	-4.7
Central & Eastern Europe	7.8	-38.9	-1.2	2.3	-3.8	-4.3
Asia Pacific (all)	-3.4	-17.2	1.1	0.8	2.9	-0.6
North Asia[1]	15.2	-1.5	17.3	13.0	6.6	4.4
ASEAN[2]	6.1	-3.8	18.6	4.3	-5.2	-0.5
Middle East & Africa	10.4	-4.7	4.6	2.6	0.4	4.5
World	**-4.7**	**-18.3**	**-1.9**	**-1.0**	**-2.1**	**-1.1**

Radio	2008	2009	2010	2011	2012f	2013f
North America	-9.8	-7.6	-2.4	2.3	2.2	0.1
Latin America	12.4	9.2	0.2	5.5	2.5	4.8
Western Europe	-1.3	-9.1	1.2	-0.5	-3.5	-0.5
Central & Eastern Europe	2.6	-22.5	5.0	7.3	6.2	3.9
Asia Pacific (all)	4.9	-1.2	11.0	3.6	3.1	0.9
North Asia[1]	23.2	8.3	23.8	7.9	6.5	1.1
ASEAN[2]	10.1	12.3	21.2	1.4	4.1	4.6
Middle East & Africa	17.4	12.3	24.4	15.9	19.6	22.2
World	**-2.3**	**-5.2**	**2.8**	**3.1**	**2.3**	**2.1**

Cinema	2008	2009	2010	2011	2012f	2013f
North America	5.0	-4.8	10.5	0.0	2.4	0.0
Latin America	17.1	-8.7	-4.3	23.7	4.6	5.6
Western Europe	-11.0	-6.7	6.0	0.0	4.7	2.8
Central & Eastern Europe	24.4	-20.7	26.2	12.6	10.2	12.2
Asia Pacific (all)	1.2	1.4	17.3	8.7	32.9	15.7
North Asia[1]	-0.8	0.0	5.0	0.0	5.0	4.7
ASEAN[2]	-1.6	9.9	21.7	14.2	51.8	27.7
Middle East & Africa	12.4	-17.1	8.8	45.0	-5.5	-0.2
World	**-3.6**	**-6.9**	**8.6**	**6.7**	**10.4**	**6.8**

Newspapers	2008	2009	2010	2011	2012f	2013f
North America	-9.9	-17.9	-7.8	-6.8	-3.8	-2.4
Latin America	2.9	1.4	10.5	15.2	7.3	8.9
Western Europe	-5.6	-15.8	-2.3	-3.5	-7.5	-5.4
Central & Eastern Europe	3.3	-25.9	3.1	2.0	-0.8	-1.0
Asia Pacific (all)	-2.6	-8.8	9.0	0.1	-0.5	0.4
North Asia[1]	6.1	1.9	17.2	4.1	-1.3	-0.1
ASEAN[2]	7.3	0.5	24.5	7.7	2.8	3.4
Middle East & Africa	11.8	-3.5	-0.6	-1.4	-0.9	3.2
World	**-4.8**	**-13.4**	**0.4**	**-2.1**	**-3.0**	**-1.3**

Source: GroupM
f: Forecast.
[1] China, Hong Kong, South Korea, Taiwan.
[2] Indonesia, Malaysia, the Philippines, Singapore, Thailand, Vietnam.
(Figures rounded up.)

Digital vs traditional contributions to 2013 ad growth $bn


8.182
-2.075

Old world[1]


2.421
-1.884

Western Europe


6.207
10.559

New world[2]

Source: GroupM
[1] Industrialised/mature consumer economies.
[2] Industrialising/growing consumer economies.

A pressing need

Losing traditional media's high journalistic standards would be unfortunate. So if newspapers and magazines are to survive, three things have to happen. One is you have to have paywalls; consumers should pay for the content they value. Second, there has to be more consolidation because journals are becoming unprofitable. Third, there has to be some sort of state subsidy to maintain professional journalism.

"There is a difference in the prognosis for traditional media and digital media, depending on where you are sitting"

All is by no means lost. There is a difference in the prognosis for traditional media and digital media, depending on where you are sitting. In the old world, growth in traditional areas is negative but digital continues to prosper. In the growth world – BRICs and the Next 11 – traditional and digital are blooming together, but maybe not forever.

Keep watching

None of this, however, should downplay the continuing importance of free-to-air television, especially in developed markets. In Brazil and Mexico, dominated by Globo and Televisa respectively, that is understandable. Indeed, we continue to be surprised by the strength of television, even in its traditional form.

We believe television in its old forms and in its new forms in developed markets will continue to grow and remain stable at the 42% share mark. Just as home cooking is more popular in a recession, perhaps being a couch potato is too, especially sadly for the jobless.

A friendlier frienemy

Google, of course, remains the best-placed online company in the world, with its dominance in traditional search. It appears to have cleared regulatory hurdles in the US, although maybe not so much recently in Europe. It also dominates in display, video (with YouTube), social and mobile.

In the past, we have characterised Google's relationship with us as being that of a 'frienemy'. These days they are certainly a friendly frienemy. Our spending with Google went from $1.6 billion to $2 billion last year, a rise of 20% to become our second-biggest media owner relationship after NewsCorp.

Top 25 US websites ranked by unique visitors

2013 rank	2012 rank	Domain
1	1	google.com
2	2	facebook.com
3	3	yahoo.com
4	4	youtube.com
5	5	bing.com
6	7	amazon.com
7	11	ask.com
8	6	wikipedia.org
9	8	ebay.com
10	9	msn.com
11	16	walmart.com
12	10	live.com
13	13	microsoft.com
14	23	target.com
15	15	go.com
16	14	craigslist.org
17	12	blogspot.com
18	19	ehow.com
19	18	aol.com
20	17	about.com
21	21	apple.com
22	20	twitter.com
23	26	adobe.com
24	40	bestbuy.com
25	27	huffingtonpost.com

Source: Compete.com
As at December 2012.

Other digital companies are playing catch-up. Google has its feet planted in multiple sectors, a five-legged stool, whereas Facebook is still really purely a social network and is developing a mobile leg.

We did not spend as much with Facebook last year as we expected – $300 million against a projected $400 million. Collectively, AOL and Yahoo! are more than $500 million. For now, our biggest relationship with a media owner is with News Corporation, where we spend $2.5 billion. Google may soon surpass it.

Local heroes (and heroines)

As globalisation continues apace, companies increasingly centralise their operations, like a Coca-Cola, which operates in more than 200 countries. As counter-balance, there is a need to focus locally, in our case on local clients, talent and acquisitions.

"Company structures are certainly getting squeezed regionally, but you will see power concentrate at a global and local level"

So the squeeze organisationally will be on regional managers, particularly as technology eases the flow of information in a flat, networked company. Both global and local emphasis is key. Company structures are certainly getting squeezed regionally, but you will see power concentrate at a global and local level. It is essential that we make sure we have the best people locally, working with the best local companies, and that we identify the most appropriate acquisitions.

The world's 30 largest companies*

Rank	Company	Country	Market cap $m
1	Apple Inc.	US	415,683
2	Exxon Mobil Corporation	US	403,733
3	Google Inc.	US	261,815
4	Berkshire Hathaway Inc.	US	256,797
5	Wal-Mart Stores, Inc.	US	247,987
6	Industrial and Commercial Bank Of China Ltd	China	245,637
7	PetroChina Co Ltd	China	240,152
8	General Electric Company	US	239,776
9	Microsoft Corporation	US	239,602
10	International Business Machines Corporation	US	237,725
11	Chevron Corporation	US	230,831
12	Nestlé SA	Switzerland	229,931
13	Johnson & Johnson	US	227,902
14	China Mobile Limited	Hong Kong	212,861
15	Procter & Gamble Co.	US	210,501
16	Pfizer Inc.	US	207,476
17	China Construction Bank Corp	China	204,714
18	Royal Dutch/Shell Group	Netherlands	203,647
19	AT&T Inc.	US	201,487
20	Roche Holding Aktiengesellschaft	Switzerland	196,966
21	HSBC Holdings plc	UK	196,063
22	Wells Fargo & Company	US	195,080
23	JPMorgan Chase & Co.	US	181,652
24	BHP Billiton Limited	Australia	181,639
25	The Coca-Cola Company	US	180,230
26	Samsung Electronics Company Ltd	South Korea	178,625
27	Novartis AG	Switzerland	172,045
28	Toyota Motor Corporation	Japan	164,683
29	Anheuser-Busch Inbev SA	Belgium	159,076
30	Agricultural Bank of China Limited	China	156,045

Source: CorporateInformation.com
* Market values as at end March 2013.

The paradox of talent

The war for talent among Western companies has only just begun. As birth rates decline and family sizes shrink, the supply of good people can only reduce. The internet continues to disintermediate established businesses and steal talent, as younger people prefer smaller, technologically focused, more networked, less bureaucratic companies. It is hard now; it will be harder in 20 years.

So the industry must invest in people, rather than relying on poaching from other agencies. That's why we established the WPP School of Communications and Marketing in Shanghai, which is now in its second year with over 130 students. They will complete a three-year program.

> ***The internet continues to disintermediate established businesses and steals talent, as younger people prefer smaller, technologically focused, more networked, less bureaucratic companies***

It's also essential that we identify and grow talent within WPP. We have launched 'The X Factor', a senior management mentoring and development program for women executives led by Charlotte Beers, formerly chairman and CEO of Ogilvy & Mather and chairman of JWT. We've put nearly 60 of our top women leaders through the course already.

WPP has been a global company since 1989. So it is no surprise that talented people from around the world have risen through the ranks to hold global posts, including Vikram Sakhuja, who runs Maxus from Mumbai, and Tham Khai Meng, worldwide chief creative officer of Ogilvy & Mather, recently named Outstanding Chief/Senior Executive (Overseas) of the Year 2012 at the Singapore Business Awards.

Buying it

Finance and procurement continue their inexorable rise, eclipsing marketing, post-Lehman. Many believe you can cost-cut your way to growth. Marketing, however, remains the way to build the top line, which is infinite, at least until you reach 100% market share. This year may mark a realisation of this as companies find it more and more difficult to cut more costs. It is dawning on companies that they cannot focus solely on finance and procurement at the expense of marketing.

Minding the shop

Retail giants like Walmart, Tesco and Carrefour continue to focus on leveraging their buying power on a global level, even as they suffer issues of their own. The legacy retailers face pressure from online retailers. Amazon is a threat to all. In one week, we spoke to three CEOs in three different industries, all of whom identified Amazon as their biggest threat covering retailing, transportation and fast-moving consumer goods.

"Differentiation in a crowded, stressed market is essential to maintain added value"

Manufacturers inevitably face the continued pressure to commodify their brands to suit massive retailers. This, though, is good news for marketing services. Differentiation in a crowded, stressed market is essential to maintain added value.

Top 20 US advertisers 2012
Advertising spend $m

2012 rank	2011 rank	Advertiser	2012	2011	% change
1	1	Procter & Gamble	2,805	2,946	-4.8%
2	5	Comcast	1,713	1,562	9.7%
3	3	General Motors	1,642	1,773	-7.4%
4	2	AT&T	1,572	1,832	-14.2%
5	6	L'Oréal	1,461	1,338	9.2%
6	4	Verizon Communications	1,409	1,620	-13.0%
7	10	News Corp	1,274	1,201	6.0%
8	11	Toyota	1,239	1,095	13.1%
9	13	Berkshire Hathaway	1,165	1,037	12.3%
10	9	Chrysler Group	1,065	1,246	-14.5%
11	7	Time Warner	1,057	1,260	-16.1%
12	12	Ford Motor Co	1,056	1,062	-0.5%
13	16	McDonald's	963	977	-1.4%
14	14	Walt Disney	945	1,007	-6.1%
15	17	General Mills	909	938	-3.1%
16	8	Pfizer	888	1,208	-26.5%
17	–	Honda Motor Co	851	667	27.5%
18	19	Macy's	834	832	0.2%
19	–	PepsiCo	828	641	29.1%
20	15	Johnson & Johnson	825	992	-16.9%

Source: Kantar Media

Let's talk

Looping back to 'horizontality', the biggest challenge for chairmen and chief executives probably remains communicating internally strategic and structural change. The most difficult company to communicate with remains a multi-branded, acquisition-built company; the easiest an organically grown, uni-branded one. People think of our business as focused on external communications, but getting internal constituencies on board is at least as important. Brands start on the inside, but we shouldn't forget that effective communication outside is vital to win hearts and minds in a complex and over-supplied world.

US advertising spend by category 2012
$m

Category	2012	2011	% change
Retail	22,687	22,090	2.7%
Automotive	16,787	15,808	6.2%
Financial	12,749	13,024	-2.1%
Drugs & remedies	9,755	9,961	-2.1%
Telecom	8,660	8,348	3.7%
Leisure	7,796	8,300	-6.1%
Food & candy	7,516	7,348	2.3%
Hygiene & beauty care	6,836	6,525	4.8%
Media	6,658	6,744	-1.3%
Restaurants	6,185	5,912	4.6%
Local services	4,092	3,989	2.6%
Travel	4,089	4,227	-3.3%
Government	4,084	2,249	81.6%
Beverages	3,485	3,236	7.7%
Consumer electronics	2,849	2,562	11.2%
Apparel	2,605	2,453	6.2%
Education	2,118	2,090	1.3%
Household products	1,934	1,913	1.1%
Business & industry	1,413	1,461	-3.3%
Home furnishings	1,214	1,113	9.1%
All other	4,094	3,988	2.7%
Total	**137,606**	**133,341**	**3.2%**

Source: Kantar Media

Still making it

It is hard to credit, but there is continued overproduction, even post-Lehman, even in the automobile industry. True, Detroit is making fewer cars and trucks, but the slack has been taken up by India, China and South Korea, with companies like Tata, Hyundai, Kia and Geely. Europe is still overproducing. The world is again making 80 million vehicles a year, while consumers only want to buy 60 million.

This remains good news, too, for the marketing services industry: manufacturers will still need branding, focusing on tangible and intangible differentiation.


US sales of new vehicles 1982-2012
Total units, m
CAR
TRUCK
0
2
4
6
8
10
12
82
85
88
91
94
97
00
03
06
09
12
Source: WardAuto Group

The state we're in

Government is here to stay as a regulator, investor and stimulator. It is likely to continue to do so for a lot longer, as it did after the Great Depression. WPP manages the media buying for the UK government through M4C. The government wanted to save costs and then they saw there was a benefit to co-ordination. Team Whitehall is another of our client teams, focused on UK government. We want to do the same thing around the world – in Brussels, Singapore and Washington.

Also, the third sector will be highly active with the importance of brands and new media in philanthropy, fund-raising and education all on the increase, as the world gets more competitive across boundaries.

Who's responsible?

Sustainability is now at the heart of corporate strategy. Virtually no chairman or chief executive does not believe that doing good is good business. You ignore stakeholders at your peril, if you're trying to build brands for the long term. As John Browne, then BP's chief executive, said in a speech at Stanford University in 1997, corporate social responsibility is not in opposition to profitability. It's broader than that now; all companies are thinking about their behaviours. Doing good is good business.

"Corporate accountability is becoming more and more significant especially in more regulated Western economies"

If you run a public company, it must live up to its name, as issues of executive pay and corporate tax become more prominent in recessionary times. The amount of tax you pay in local markets matters, too, as Amazon, Google and Starbucks have found in Britain. Where your supplies come from matters, too, as supermarkets and processed food manufacturers in Europe have discovered in the row over the use of horsemeat in burgers and bolognese. Corporate accountability is becoming more and more significant, especially in more regulated Western economies.

Clicks and BRICs

As the five grey swans indicate, 2013 and beyond will be a time of uncertainty. This year will be tough, but early spending from the mini-quadrennial of 2014 will help. That year will benefit from the mid-term US Congressionals, the Winter Olympics in Sochi, and the FIFA World Cup in Brazil. Furthermore, continued long-term growth will be driven by 'horizontality', the application of technology, big data and the unstoppable expansion of new markets and new media.

And finally, to summarise, 10 quick thoughts:

1. World power is shifting to the East, South East and South.
2. There is continued manufacturing overcapacity but increasing shortage of supply of talent.
3. The web will continue to disintermediate legacy business, be judged by different criteria and steal talent.
4. Internal communications remain the biggest challenge for chairmen and CEOs.
5. Retailers will continue to put pressure on manufacturing with online retailing easing the pressure.
6. Businesses will become increasingly centralised and local.
7. Finance and procurement will continue to grow in power and influence in a slow-growth world.
8. Government will be with us for a long time as regulator, investor and intervenor post-Lehman.
9. Consolidation will continue amongst clients, media owners and agencies.
10. Lastly, and most importantly, sustainability, like marketing, is at the heart of all long-term corporate strategies.

Lessons to be Learned from Robert McNamara and a Pair of Long-handled Toe-nail Clippers

By Jeremy Bullmore



Imagine two people, one on either side of a canal.

The first one shouts across: 'How do I get to the other side?'

The second one shouts back: 'You *are* on the other side!'

At the heart of this primitive joke lies a form of blindness that has probably contributed to more wars, divorces, family alienations, political failures and wastes of marketing money than any other single cause. Yet many of us still communicate as if bound by a blindfold.

At the risk of being laborious, let's return to that canal.

Both have assumed that what is true for them is true for the other. It rarely is.

For Person One, 'the other side' is the other side; but it's not, of course, for Person Two. For Person Two, Person One is already on 'the other side'; but not, of course, for Person One.

Neither has made any attempt to put themselves in the shoes of the other; and the result is a mildly amusing joke. (In real life, it's usually given a little edge by making the protagonists blondes, Poles, Irishmen – or whoever happens to be the current butt of such politically incorrect humour.) But an inability to see things through the eyes of others is by no means restricted to those with slow minds.

Robert McNamara, former US Defense Secretary and a key architect of the Vietnam war, died in 2009. He spent much of the last 30 years of his life agonising over that futile operation and its deadly consequences. One of his conclusions was this: his central failure had been a failure to know his enemy, 'To put ourselves inside their skin and look at us through their eyes.'

The result of that omission was not a mildly amusing joke.

Accurate inference

To see things through the eyes of another individual is an extraordinarily difficult thing to do. It doesn't even have a satisfactory name. Used properly, the word empathy would do well enough – but it's rarely used properly. We mostly use it to mean a sort of super-sized sympathy; indeed dictionaries suggest synonyms such as 'understanding' or 'compassion'.

Real empathy goes much deeper than that. Psychologists call it 'A Theory of Mind' – which has been defined as the ability to accurately infer another person's thoughts; and then use that inference to construct an appropriate response. That's the full meaning that the word empathy, *positive* empathy, should carry – and so seldom does.

In his book, *Zero Degrees of Empathy*[1], Simon Baron-Cohen, a Professor at Cambridge University, contends that we all lie somewhere on an empathy spectrum. Those on the positive end of the spectrum are highly sensitive to the ideas and thoughts of others, and capable of adjusting their behaviour in response to them. Intriguingly, he goes on to suggest that acts of human cruelty may not be the result of some vague concept called evil, but of a total and absolute absence of empathy. For somebody right at the negative end of the empathy spectrum, utterly incapable of realising that other people have thoughts or feelings of their own, an act of cruelty is of course not seen as such at all. Psychopaths may possess zero degrees of empathy.

For those of us in the business of communication and persuasion, we need to be permanently conscious of the effects of both positive and negative forms of empathy; the first because it will save us from inadvertently misleading, insulting or bewildering our audiences; and the second because it can hugely increase the clarity and acceptability of what we are attempting to communicate.

As long ago as 1996, in her Reith Lectures, Professor Jean Aitchison, Professor of Language and Communication at the University of Oxford, said this: 'An effective persuader must be able to imagine events from another person's point of view. In fashionable jargon, he or she must have A Theory of Mind.'[2] And of course, it's not only events that we need to be able to imagine, but opinions, prejudices and experiences as well.

If you've ever had a telephone conversation with a four-year-old child, you'll know that we aren't all born with fully-formed empathy already programmed in.

'What are you doing?' you ask the child. 'Playing,' he replies. 'What with?' you ask. 'This,' says the child. 'What's this?' you ask. 'This, this!' says the child, deeply irritated by your stupidity. Instead of being on either side of a canal, you and the child are on either end of a telephone line; and exactly like Person Two, the child has failed to put himself in another person's place. He knows what he's been playing with, he can see what he's been playing with – why are you so ignorant?

Transmitters and receivers

Robert McNamara learned the hard way about the penalties incurred through failing to give enough thought and imagination to the contents of other people's heads. Half a century later, so did Colin Powell.

Asked in 2009 about the invasion of Iraq, and how it had affected US/European relations, he said this: 'Our policies have grated and sometimes we have used language which was not selected with a clear understanding of how it would fall on European ears.'

We cannot, of course, ever be absolutely certain how our words or actions will fall on other people's ears; but there's no excuse for not consciously doing our best to imagine how they might; whether it's a quick email to an individual or a mammoth marketing campaign directed at millions.

Politicians like to claim, 'I've made it absolutely clear...' They may think they have but they should never take it for granted. The only people who can know with certainty that something was absolutely clear are not the transmitters of messages but the receivers.

Primitive examples of poor empathy scores are easy enough to collect. You stop to ask the way of a local inhabitant and are advised to turn left where the mailbox used to be. You see a sign reading, 'When this sign is underwater, the road ahead is impassable.' You're in an aircraft and are instructed, 'If you are sitting in an exit row and you cannot read this card, please tell a crew member.' In each instance, the transmitters have patently failed to put themselves in the place of their audience.

But most examples of such failures to empathise are of course invisible and probably go undetected. We may never know how, by omitting the most basic conjecture, we've failed to be understood as we confidently hoped and thought we would be.

At least as important as the penalties we incur for failing to put ourselves in the shoes of others are the potential benefits we stand to gain when we succeed.

In any debate, in any attempt to persuade or convert, the first thing you need to try and establish – to imagine – is the level of knowledge or ignorance, of prejudice for or against, in the minds of your audience. If you begin to understand this, you know not only what resistances you need to overcome, but just as valuably, what you may confidently take for granted.

Ask a 20-year-old copywriter to write some catalogue copy for a new pair of long-handled toe-nail clippers. His planner will explain that they have been designed for those of senior years. And the copywriter will dutifully write: 'Getting on a bit? Back a bit stiff? Now new Extra-Long Snippex let you trim without bending!'

The copywriter is both to be commended for having attempted empathy and criticised for having failed.

Anyone in the market for a pair of long-handled toe-nail clippers, *already knows* that they're getting on a bit and *already knows* that bending isn't as easy as it used to be. All they need is the one bit of information they don't already possess: and that's the arrival of some new, long-handled toe-nail clippers. *They do the rest.* And when any communication is contributed to, and completed by, its audience, it's infinitely stronger. That's what Arthur Koestler meant when he wrote, 'The artist rules his subjects by turning them into accomplices.'[3]

Like politicians, we strive to make things absolutely clear. Sometimes we make them clearer by leaving things out.

Jeremy Bullmore is a member of the WPP Advisory Board

[1] *Zero Degrees of Empathy*, Simon Baron-Cohen, 2011
[2] *The Reith Lectures*, Jean Aitchison, 1996
[3] *The Act of Creation*, Arthur Koestler, 1964





Who runs WPP

Board of Directors

Non-executive chairman

Philip Lader
Chairman of the Nomination and Governance Committee
Member of the Compensation Committee

Executive directors

Sir Martin Sorrell
Chief executive

Paul Richardson
Finance director
Chairman of the Sustainability Committee

Mark Read
Strategy director
Chief executive, WPP Digital

Non-executive directors

Colin Day
Member of the Audit Committee and Compensation Committee

Esther Dyson
Member of the Compensation Committee and Nomination and Governance Committee

Orit Gadiesh
Member of the Nomination and Governance Committee

Ruigang Li

Stanley (Bud) Morten

Koichiro Naganuma

Lubna Olayan (until 13 June 2012)
Member of the Nomination and Governance Committee

John Quelch

Jeffrey Rosen
Chairman of the Compensation Committee
Member of the Audit Committee
Senior independent director

Timothy Shriver
Member of the Compensation Committee

Paul Spencer
Chairman of the Audit Committee

Sol Trujillo
Member of the Audit Committee

Members of the Advisory Board

Jeremy Bullmore

John Jackson

Richard Rivers

Company Secretary

Marie Capes

Board of Directors

Philip Lader Non-executive chairman Age 67

Philip Lader was appointed chairman of WPP in 2001. The US Ambassador to the Court of St James's from 1997 to 2001, he previously served in several senior executive roles in the US government, including as a member of the President's Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith's US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a senior advisor to Morgan Stanley, a director of Marathon Oil, Rusal and AES Corporations, a trustee of the Smithsonian Museum of American History and the Atlantic Council and a member of the Council on Foreign Relations.

Sir Martin Sorrell Chief executive Age 68

Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One and Alcoa Inc.
● msorrell@wpp.com

Paul Richardson Finance director Age 55

Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group's worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability.

He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of CEVA Group plc, Chime Communications PLC and STW Communications Group Limited in Australia, the last two being companies associated with the Group.
● prichardson@wpp.com

Mark Read Strategy director and CEO, WPP Digital Age 46

Mark Read was appointed a director in March 2005. He has been WPP's director of strategy since 2002 and is also chief executive of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI&Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK. He is a trustee of the Natural History Museum Development Trust.
● mread@wpp.com

Colin Day Non-executive director Age 58

Colin Day was appointed a non-executive director of WPP in July 2005. He is the Chief Executive of Filtrona plc and a non-executive director of Amec. He was the group finance director of Reckitt Benckiser plc until April 2011, having been appointed to its board in September 2000. Previously he has been group finance director of Aegis Group plc and held a number of senior finance positions with the ABB Group plc and De La Rue Group plc. He was a non-executive director of Vero Group plc until 1998, Bell Group plc until 2004, Imperial Tobacco plc until February 2007, easyJet plc until September 2005 and Cadbury plc until 2010.

Esther Dyson Non-executive director Age 61

Esther Dyson was appointed a director of WPP in 1999. In 2004, she sold her business, EDventure Holdings, to CNET Networks, the US-based interactive media company now owned by CBS. She left CNET at the end of 2006 and now operates as an independent investor and writer, again under the name EDventure. She has been highly influential for the past 30 years on the basis of her insights into online/information technology markets and their commercial/social impact worldwide, including the emerging markets of Central & Eastern Europe, Asia and Africa. An active investor as well as an analyst/observer, she participated in the sale of Flickr to Yahoo!, of Medstory and Powerset to Microsoft, and of Vizu to Nielsen, among others. She sits on the boards of Russia's leading search company Yandex (YNDX), and also of non-listed start-ups including 23andMe, Eventful.com, Meetup, NewspaperDirect (Canada), Voxiva (US) and XCOR Aerospace (US). Her current investments include Evernote, Gridpoint, LinkedIn, Nomanini, Omada Health, Space Adventures and Square. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government, and writes a monthly column for Project Syndicate (http://www.project-syndicate.org/contributor/esther-dyson) which is distributed worldwide.

Orit Gadiesh Non-executive director Age 62

Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company Inc., and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School, was a Baker Scholar and was also presented the Brown Award. Ms. Gadiesh is a member of the Foundation Board for the World Economic Forum as well as a member of the International Business Council of the World Economic Forum. She is on the Board of Directors of The Peres Institute for Peace, sits on the International Advisory Board of The Atlantic Council of the United States, and the Advisory Board for the British-American Business Council, as well as an Advisory Board member at the China Europe International Business School (CEIBS). She is the Chairman of the International Business Leaders' Advisory Council for the Mayor of Shanghai (IBLAC) and sits on the International Advisory Board at HEC School of Management in France.

Ruigang Li Non-executive director Age 43

Ruigang Li was appointed a director of WPP in October 2010. He is Founding Chairman of China Media Capital (CMC), China's first sovereign private equity fund dedicated to Media and Entertainment sector investment. Through Li's chairmanship, CMC's most important investments include controlling stake acquisition of News Corporation's China assets, a joint venture with DreamWorks Animation, a joint venture with world-leading Chinese language TV content provider and broadcaster TVB, China's largest TV shopping company OCJ, all of groundbreaking industrial significance in China and beyond. Li was CEO of SMG (Shanghai Media Group) for 10 years while he grew SMG into China's leading media conglomerate with the most diversified media assets of national reach.

Stanley (Bud) Morten Non-executive director Age 69

Bud Morten was appointed a director in 1991. He is a consultant and private investor. From 2003 to 2009 he was the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously, he was the chief operating officer of Punk, Ziegel & Co., a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co., Inc., in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005, and of The Motley Fool, Inc. He is also a non-executive director of Darien Rowayton Bank, a private company.

Koichiro Naganuma Non-executive director Age 68

Koichiro Naganuma was appointed a director in February 2004. He is chairman of the Board of Asatsu-DK Inc., also known as ADK. He is also vice chairman of the Japan Advertising Association and chairman of the Japan Advertising Industry Pension Fund. Joining ADK in 1981, he was president and Group CEO from 1991-2010.

ADK is Japan's third largest advertising and communications company, and 15th largest in the world.

John Quelch Non-executive director Age 61

John Quelch was appointed a director of WPP in 1988. He is the Charles Edward Wilson Professor of Business Administration at Harvard Business School and Professor in Health Policy and Management at Harvard School of Public Health. He also serves as the Honorary Consul General of the Kingdom of Morocco for New England. Between 2011 and 2013 he served as Dean, Vice President and Distinguished Professor of International Management at China Europe International Business School in Shanghai. Between 2001 and 2011 he was the Lincoln Filene Professor of Business Administration and Senior Associate Dean at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. Between 2002 and 2011 he served as chairman of Massachusetts Port Authority and as Honorary Chairman of the British American Business Council of New England. Professor Quelch's writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Alere, Inc and a member of the Trilateral Commission and the Council on Foreign Relations. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc, Pepsi Bottling Group and Reebok International Limited. In the 2011 Honours List, he was awarded a CBE for services to the promotion of British business.

Jeffrey A. Rosen Non-executive director Age 65

Jeffrey Rosen was appointed a director of WPP in December 2004. He is a deputy chairman and managing director of Lazard with over 40 years' experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Timothy A. Shriver Non-executive director Age 53

Tim Shriver was appointed a director of WPP in August 2007. He is a social leader, educator, activist, film producer and business entrepreneur. As Chairman and CEO of Special Olympics, he serves nearly four million Special Olympic athletes in 180 countries all working to promote health, education, and unity through the joy of sports. Before joining Special Olympics in 1995, he was (and remains) a leading educator focusing on the social and emotional factors in learning. He co-founded and currently chairs the Collaborative for Academic, Social and Emotional Learning (CASEL), the leading research organisation in the field of social and emotional learning. He is a member of the Council on Foreign Relations. He chairs the board of Lovin' Scoopful a cause-related consumer products brand specializing in ice cream that 'loves you as much as you love it'.

Paul Spencer Non-executive director Age 63

Paul Spencer was appointed a director of WPP in April 2004. He is a financier with 20 years' experience in the financial management of a number of blue-chip companies, including British Leyland plc, Rolls-Royce plc, Hanson plc and Royal & Sun Alliance plc. He has held a number of non-executive directorships including until 2009 Chairman of NS&I (National Savings and Investments). He is the Independent Trustee of BT, BA and Rolls-Royce Group pension funds. He is Chairman of Hermes Asset Managers Ltd. In the 2010 Honours List he was awarded a CBE for services to the financial services industry. Paul is a governor of Motability, a UK charity for the disabled.

Sol Trujillo Non-executive director Age 61

Sol Trujillo was appointed a director of WPP in October 2010. He is an international business executive with three decades' experience as CEO of large market cap global companies in the US, the EU and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. A digital pioneer operating in the telecommunications, technology, and media space, he has been a long-time champion of high-speed broadband and a pioneer and innovator of smartphone and the mobile internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries – including developed and emerging markets from the EU and North America to China, South Asia, Africa and the Middle East. He currently sits on corporate boards in the US, EU and China – including Target, Western Union and ProAmerica Bank in the US and in Asia, Silk Road Technologies in China, where he is Board chairman. In the public sector, Mr Trujillo served as trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs.





How we behave and how we're rewarded

Directors' report

Dear share owner

No elephant in this room



Report by Philip Lader (left)
Chairman of the Company and chairman of the Nomination and Governance Committee

Amidst these pages' reports are an artist's playful animals, prompting this chairman to comment on a particular elephant.

Share owners undoubtedly will be pleased to note the Company's new records: revenue, profit, geographic scope, headline margin, creative excellence and earnings per share, among others. Market capitalisation has exceeded $20 billion for the first time; dividends per share rose 60% over the last two years, and the dividend pay-out ratio reached almost 40%. Our creative talent has been recognized by this industry's 'top Oscar' in each of the first two years it was awarded.

All this was achieved in an extremely challenging economic environment. Business confidence has been fragile. 2012 was no 'slam-dunk' year.

Credit goes, deservedly, to the Group's 165,000 people, literally around the globe. But much in the media's eye has been one individual.

As likely from an opinionated group of genuinely independent-minded directors, animated debates are not infrequent around WPP's Board table. We are unanimous, however, in the judgement that Martin Sorrell is the best chief executive officer in this industry – and the person who can best serve the interests of share owners in this role at this time.

Yet as chairman, I am expected to ask "What have you done for us today?" And I hasten to add "What about tomorrow?"

WPP's 2012 performance evidences, in the Board's estimate, the continued vision and energy, entrepreneurial instinct, strategic judgement and prudent financial management of an exceptional CEO, one who is invested in this Company to an extraordinary degree. And there is no sign of his 'slowing down'.

Share owners can be certain that nothing less will be required by this Board. They have charged us with WPP's *long-term* stewardship, ensuring that this remarkable Company continues to be an industry leader, responsible employer and corporate citizen, and share owner wealth-builder well beyond the career of any single individual.

Sir Martin, like all of us, is not immune from being hit by the proverbial bus. And someone having celebrated 68 birthdays, who has routinely worked 80+-hour weeks for 27 years, may one morning decide to start a new venture or even seek to discover what 'weekends' can be like.

That 'elephant' has not been overlooked by your Board.

Succession planning, we recognise, is one of our most fundamental duties.

That's why, at virtually every Board meeting over the past several years, there has been a review of position-succession options and management development throughout the Group's operating companies and functional roles. Within each annual cycle, more than 100 individuals, including senior management, are thereby reviewed by the entire Board. For the 'people business' that WPP is, we believe there is no better use of such hours.

Additionally, each time we meet, operating companies' key leaders and 'rising stars' make presentations and engage in spirited, in-depth discussion with non-executive directors. Over meals, these regular exchanges continue on a more personal level. And in this way, as well as through formal performance reviews, your Board genuinely knows and evaluates the Group's senior talent.

How would we treat CEO succession if it were required, for any reason, in the near future? That question is our entire focus twice each year, after the chief executive's input is sought, at extended, confidential non-executive director meetings, when mission and candour are palpable. Session-by-session, specifics occasionally change, as we consider potential interim Group leadership, the CEO selection process, and the strengths and development needs of potential internal candidates.

Some dozen of WPP's operating companies, if independent, would rank among the industry's largest enterprises. Our senior executives, client team leaders and Group senior managers therefore comprise a pool that would be the envy of any 'headhunter'.

We welcome scrutiny of WPP's corporate governance. Yet our Board insists that confidentiality is essential to our succession planning.

Disclosure might impair WPP's increasing 'horizontality', which requires close cooperation among our occasionally competing operating companies. Even such strong WPP talent would be competing against the best external candidates identified in a rigorous process then assisted by a major international executive search firm. Experience and skill-sets in a broad universe of industries warrant examination. And a leading candidate in 2013 – especially amidst the rapid changes in the services we provide and the technologies we employ – may well not be the best choice when succession ultimately will be actionable.

'Identifying another Martin' will not be our objective. The stages of corporate evolution, we realise, require different talents. Any of a variety of profiles, management styles and organization structures could be preferable, at that point, to lead this Company to future successes.

Ultimately confronting the 'succession elephant' will be part science, part art. The stakes will be high. There is no more important responsibility of your Board; and we earnestly endeavour to remain prepared for this inevitable transition.

That time, however, is not now.

It is not coincidental, I believe, that, of *Fortune*'s most recent list of 'The World's Most Admired Companies', seven of the top 10 are what an editor notes as "one-man phenomenal", "the reflection of a single individual". (Indeed, in 2012 Martin was voted the UK's Most Admired Leader by *Management Today*.) Obsessive attention to detail, indefatigable energy, laser-like focus on performance and growth, the financial incentives of substantial ownership, a subconscious devotion to 'legacy': what share owner would not value such traits in a CEO?

The same commentator observes, nevertheless, that "a company can rocket to industry dominance and a towering valuation in the space of a founder's career", but "it can also fall right back down".

Your Board knows this. We are convinced that, as 2012's results manifest, WPP is on the right track, that the Group has the best CEO for this Company, at this time. Yet we underscore that, as enormous as Martin's impact has been over nearly three decades, WPP is far more than one individual. We have a profound sense of responsibility for the future of this Company, for the clients we serve, for the welfare of our people and the investment of our share owners.

There's no 'elephant' in the (WPP Board) room.

Philip Lader
22 April 2013



Review of the Company's governance and the Nomination and Governance Committee

Report by Philip Lader
Chairman of the Nomination and Governance Committee

Nomination and Governance Committee members

	Meetings
Philip Lader (chairman)	5
Esther Dyson	5
Orit Gadiesh	5
By invitation:	
Bud Morten	4

Dear share owner

Committee responsibilities and how they were discharged in 2012

Throughout 2012, Board performance and succession planning – not only for senior management, but also for non-executive directors – were the principal focus of the Nomination and Governance Committee's five formal meetings and frequent informal exchanges between Committee members and our fellow directors. At most of these sessions and in several 2013 Committee meetings, all directors were invited to participate; and the Committee's recommendations to the Board generally reflected the consensus of opinions from such larger number of non-executive directors. Additionally, at two lengthy meetings of non-executive directors, members of this Committee – addressing issues raised at Committee meetings – played a central role in consideration of how the WPP Board could be increasingly effective and what preparations should be made to deal with potential personnel, industry, and client challenges which might arise.

Board refreshment

2012-14 is an important transitional period for this Board.

- With the demands of her Saudi Arabian-based commercial and international public-interest commitments leading to Lubna Olayan's not standing for re-election, the institutional memory and industry judgement of several long-standing non-executive directors were especially important last year.
- Professor John Quelch CBE – then-Dean of the China Europe International Business School, as well as former Dean of London Business School and Senior Associate Dean of Harvard Business School – has served for 25 years as a WPP non-executive director, contributing both a global perspective and the always-current insights of one of the world's leading marketing authorities.
- Bud Morten, having served on this Board for 22 years, is truly 'a director's director': an independent-minded challenger to senior-most management, commonly-accepted assumptions, and premises of every sort, it is Bud who also invariably finds the misplaced participle in a legal document or missing digit in financial projections.
- Paul Spencer – a nine-year veteran of this Board whose CBE honors a long career in finance and wide recognition of competencies evidenced in his service as chairman of Hermes Asset Managers Ltd and Independent Trustee of BT, BA and Rolls-Royce Group pension funds – has been nothing short of a superb chairman of the Audit Committee: Little that could possibly affect the Group's performance and reputation escapes his close scrutiny; direct 'straight-talk' is his manner. The Board has been privileged to have his dedicated service.
- Koichiro Naganuma, from his leadership role in one of Japan's major advertising agencies, contributed insights into industry and economic trends in that important market.

John, Bud, Paul and Naganuma-san will not be standing for re-election to the Board. And they, like Lubna, will be very much missed.

Bud's, John's and Naganuma-san's institutional memory and ready continuing assistance will be ensured, however, by their appointment to WPP's Advisory Board for the coming year.

Over the years, I have conveyed the Board's unanimous belief, that a director's 'independence' should be determined on a factual, rather than mere timeline basis. With its scale and range of commercial activities, WPP benefits enormously from directors who have long history with the Company and are actively engaged in the Group's governance. Continuity of effective, truly independent directors, in your Board's opinion, serves owners' best interests.

That said, the Board has taken several actions affecting non-executive directors' tenure.

- All WPP directors stand for annual share owner re-election.
- Newly-elected non-executive directors shall not stand for re-election after having served for the period of their 'independence' under applicable US and UK governance authority, that presently being 'the nine-year rule'.
- This policy will also apply generally to currently-serving non-executive directors.

To ensure an effective boardroom transition, Orit Gadiesh and Esther Dyson – the former, chair of Bain & Company; the latter, an international investor in web-based businesses and leading authority on all matters digital; who are both extremely valuable directors and, in the Board's view, genuinely independent, notwithstanding their having served for more than nine years – are proposed for re-election as directors. But they will retire from the Board prior to the 2014 AGM.

Committee leadership and service

Jeffrey Rosen has served on this Board since 2005 and has devoted enormous time and effort to the role of Compensation Committee chairman. Given the complexity of the Group's remuneration plans and the need for their major revision this past year, the Board asked Jeffrey, and he agreed, to continue in this role through December 2013. He now stands for re-election as a non-executive director and, though stepping down from that committee at that time, would continue to apply his international financial experience to the Audit Committee's work and his in-depth understanding of the Group as senior independent director.

Esther Dyson and I shall also retire from the Compensation Committee in December 2013. This Committee's continuity would be ensured, however, by the continuing service of Colin Day and Tim Shriver, who would be joined by current non-executive directors Ruigang Li and Sol Trujillo and, as follows, new members of the Board.

To succeed Jeffrey as Compensation Committee chairman in January, 2014, a highly-qualified candidate has been selected by the Board and has agreed to serve, but potential client conflicts cannot – in the judgement of WPP's counsel – be sufficiently cleared before the June 2013 AGM. Such conflict clearance is expected (perhaps even before the AGM, but subsequent to printing of this Annual Report), and the Board believes share owners' interests would be very well served by the experience, judgement and independent thinking of this individual, who would be appointed upon final clearance.

A dedicated member of the Audit Committee, Colin Day – the former group finance director of Reckitt Benckiser and Aegis and non-executive director of Cadbury, Imperial Tobacco and other public companies, as well as the current CEO of Filtrona plc – is exceptionally well qualified to chair the Audit Committee and, if re-elected as a non-executive director at this AGM, would immediately succeed Paul Spencer in that position. He would be assisted by Jeffrey, Sol and, as detailed below, new non-executive directors.

To direct implementation of this Board transition, the Board has asked me to remain, subject to re-election, as chairman of the Board and the Nomination and Governance Committee at this time. Orit and Esther would continue as members of this Committee and be joined by Jeffrey, Tim, Ruigang and several new non-executive directors.

New non-executive director appointments

To continue this tradition of candid, highly competent and thoroughly engaged non-executive directors, the Committee undertook an exhaustive process of considering the skills and experience of an extremely broad range of potential candidates. Supplementing the many names proposed by current Board members, the executive recruitment firm, Egon Zehnder International, utilized its consultants around the globe to identify, evaluate, and screen a highly-diverse universe of individuals. Our criteria focused on diversity in its broadest sense: gender, geography, career discipline, professional perspective, and technical skills. Traditional qualifications, financial competencies, media-related, marketing-services and developing-markets experience, independence, time availability and the level of commitment were scrutinised, leading to many current directors' interviews of several dozen candidates.

Consequently, the Board will appoint the following new non-executive directors, who will stand for election at the June 2013 AGM:

- Roger Agnelli: (Brazil) non-executive director, ABB; former chief executive officer, Vale and Bradespar and non-executive director, Spectra Energy, Inco, Duke Energy, Latas de Aluminio, and other public companies;
- Dr. Jacques Aigrain: (France) chairman, LCH Clearnet and non-executive director, Qatar Financial Centre Authority; former chief executive officer, Swiss Re Ltd and investment banker, J.P. Morgan Chase & Co.;
- Hugo Shong: (China): president, International Data Group-China and executive vice president, IDG; non-executive director, China Jiuhao Health Industry Group, Mei Ah Entertainment Group Ltd; founding general partner, IDG Capital Partners-Asia/Pacific; former managing editor, Electronic Biz China;
- Sally Susman: (US) executive vice president for External Affairs & Communications; Pfizer Corporation and, formerly, Estée Lauder Companies; former head of Public Relations, American Express Europe.

Subject to AGM approval, the composition of our three main committees would be:

Committee composition following 2013 AGM	Audit Committee	Remuneration Committee	Nomination and Governance Committee
Philip Lader		(until Dec 2013) ●	chair ●
Roger Agnelli	●	●	●
Jacques Aigrain	●	●	
Colin Day	chair ●	●	
Esther Dyson		(until Dec 2013) ●	●
Orit Gadiesh			●
Ruigang Li		●	●
Jeffrey Rosen	●	(chair until Dec 2013*) ●	●
Hugo Shong	●	●	●
Tim Shriver		●	●
Sally Susman			●
Sol Trujillo	●	●	

* New chair identified subject to clearance.

Thus, all members of the Audit and Compensation Committees, and a majority of the members of the Nomination and Governance Committee, would have served for fewer than nine years on this Board.

Continuing board refreshment

The Board refreshment process continues actively; and we propose to appoint two or three additional new, similarly highly-qualified non-executive directors in the coming year as we prepare for the retirement of other incumbents.

Among a number of outstanding candidates interviewed in the past 24 months is a 'short-list' of exceptionally qualified candidates, in addition to currently-serving non-executive directors, to succeed me as chairman of the Board. Until such appointment, planned for 2014, WPP's Board transition and succession planning will be among my top priorities. In addition to customary governance, management oversight and representational duties, I shall be assisting our new colleagues in their familiarization with this Company's many dimensions, continuing share owner consultations to resolve any outstanding compensation and governance issues, and participating in the work of committees.

Terms of reference

The committee's terms of reference, which are reviewed with the Board annually and most recently in November 2012, are on the Company's website at www.wpp.com/investor.

Sustainability

Paul Richardson, chairman of the Company's Sustainability Committee, presented a comprehensive assessment of the Group's sustainability performance and risks to the committee for 2012. Particularly noteworthy among the Group's new sustainability undertakings were the *Sustainability Navigator*, providing details about sustainability experts across all operating companies, and a privacy and data protection code and training programs, which the committee recognised as increasingly important to the exercise of WPP's corporate responsibility.

Committee and Board evaluation

As with the overall Board self-evaluation, the annual evaluation of the committee's effectiveness was undertaken by the chairman and senior independent director through a questionnaire soliciting all members' opinions and suggestions. Responses were shared with the committee, which concluded that it continued to operate effectively, was making substantial progress in Board refreshment, but must continue such concerted efforts. Along with the Board recruitment process, Egon Zehnder's consultants (as discussed in the How we comply section of this Annual Report) rendered candid evaluations of our Board's and this committee's performance. Their recommendations, in addition to the directors' self-evaluation, will be intensely reviewed by this committee in upcoming meetings, with proposals to the full Board as to increasing its effectiveness.

Philip Lader
22 April 2013

Review of the Audit Committee

Report by Paul Spencer
Chairman of the Audit Committee

Audit Committee members

	Meetings
Paul Spencer (chairman)	9
Colin Day	8
Sol Trujillo	9
Jeffrey Rosen	9
By invitation:	
Philip Lader	9
Bud Morten	9

Dear share owner

We held nine meetings during the year, which were attended by the external auditors, the Company's chairman, the Group finance director, Bud Morten, the director of internal audit, the Group chief counsel and the Company Secretary.

Preparatory meetings were also held with the internal and external auditors as well as members of the Company's senior management. The committee received presentations from the heads of internal audit, finance, tax, compliance and treasury and the GroupM worldwide CFO. The committee also received reports from the Disclosure Committee on financial reports. The Board received regular reports on all matters of particular significance arising at the committee meetings.

The committee's terms of reference, which are reviewed with the Board annually and most recently in November 2012, are on the Company's website at www.wpp.com/investor.

The committee and its members were formally assessed by the chairman of the Company as part of the annual evaluation process described on page 158 for their technical suitability to be members and also for its overall effectiveness. The Board has designated me as the committee's financial expert for Sarbanes-Oxley Act (SOX) purposes and as having recent and relevant financial experience for the purposes of the UK Corporate Governance Code. Each member of the committee has considerable financial and financial services expertise as set out in their biographies on pages 108 to 111.

Committee responsibilities and how they were discharged in 2012

The main matters we dealt with during 2012 were as follows:

- monitoring the integrity of the Company's financial statements and reviewing significant financial reporting judgements;
- reviewing internal financial control and internal audit activities;
- assisting the Board in meeting its responsibilities in respect of reviewing and reporting on the systems and key elements of risk management as they affect the Group;
- reviewing the Group Treasury policy with particular focus on debtors, funding foreign exchange and cash management and the continued ability of the Group to adopt the going concern basis in preparing financial statements;
- reviewing reports on any material litigation or regulatory reviews involving Group companies;
- reviewing the Group's mergers and acquisitions strategy, any significant acquisitions, due diligence procedures and integration processes and the debt financing by the Group;
- reviewing GroupM's trading model and its risk assessment processes;
- reviewing the Group's Code of Business Conduct and supporting training programs;
- reviewing the Group's tax strategy and domicile;
- monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NASDAQ and the Jersey Financial Services Commission;
- overseeing the progress towards compliance with Section 404 of SOX for 2012, through regular status reports submitted by the internal and external auditors;
- reviewing the procedures and supporting training programs implemented by the Group in response to the UK Bribery Act and US Foreign Corrupt Practices Act and increased regulatory focus;
- reviewing the Group's reporting systems and back office integration initiatives;
- reviewing issues raised on our Right to Speak helpline and the actions taken in response to those calls;
- reviewing the funding strategy for the Group's pension plans in response to new legislation and increased funding requirements in the US and the UK; and
- reviewing the Group's initiatives and policies on data privacy and internet security.

Financial reporting and significant financial judgements

Deloitte reported to and discussed with the committee whether suitable accounting policies had been adopted in the financial statements for the year ended 2012 and whether management had made appropriate estimates and judgements. The main areas of focus in 2012 and matters where we specifically considered the judgements that have been made were:

- the appropriateness of the restructuring charge taken in 2012. The committee reviewed the accounting standard criteria, the methodology adopted by management to quantify the charge and the presentation of the charge and agreed that management had appropriately presented, recognised and valued the restructuring charge;
- the assessments made for goodwill impairment and we confirmed, based on management's expectations of future performance of certain businesses, the level of goodwill impairment charges required in 2012;
- the judgements made in respect of tax, in particular deferred tax assets including their recoverability and the level of tax provisioning. We supported management's assumptions in both

these areas and believe the current level of provisions is reasonable;

- the going concern assessment and key forecast assumptions. We concur with management's going concern assumptions as set out on page 167;
- the approach taken to calculating fair value adjustments in respect of acquired businesses and specifically provisions for non-corporate tax, property and legal exposures which the committee considered was appropriate and in line with expectations; and
- accounting for the judgemental elements of remuneration including holiday pay, pensions, bonus accruals and share-based payments. We agreed that the assumptions applied by management are reasonable.

External audit

Deloitte has been WPP's auditor since 2002. The lead partner rotates every five years and the last rotation was in 2010. In line with the committee's responsibility to review and appoint the external auditors and approve their remuneration and terms of engagement, in 2012 we monitored Deloitte's independence, objectivity and performance with reference to frequent reports from Deloitte during the year covering the overall audit strategy and the progress and results of the audit. The committee concluded that it continues to be satisfied with the performance of Deloitte and that Deloitte continues to be objective and independent. The committee recommends the reappointment of Deloitte at the AGM on 12 June 2013.

The committee will recommend a course of action to the Board during 2013 to respond to the new requirement in the Code that the external audit contract is put out to tender at least every 10 years.

Non-audit fees

The committee has established a policy regarding non-audit services that may be provided by the external auditors, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SOX. Other categories of work may be provided by the auditors if appropriate and if pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2012 is shown in note 3 on page 189.

Succession

This is my ninth year as chairman of the Committee and I will continue to serve through an orderly transition to Colin Day who will be my successor following the AGM.

I would like to thank my colleagues on the committee, the parent company executives and the external advisors for their endeavours in 2012.

Paul Spencer
22 April 2013

Letter from the chairman of the Compensation Committee

Dear share owner

The outcome of the 2012 Annual General Meeting vote on the Compensation Committee Report was disappointing for the members of the Committee and the Board. The vote indicated that the changes which were made to the CEO's compensation in 2011, and our engagement on these changes with share owners and representative bodies, fell short of the expectations of a majority of them.

Therefore, following the 2012 AGM, the chairman of the Company and I began a series of meetings with share owners and representative bodies to listen to their issues and concerns so that the committee could formulate proposals to address them.

The dialogue with share owners has been extensive; we have engaged with our largest share owners and the representative bodies numerous times. Their input and approach have been very helpful and constructive. In formulating changes which the committee has made to remuneration policy in general, the CEO remuneration package, and the design of a long-term incentive plan. We appreciate the time they have devoted to this matter.

Details of these changes are set out later in this report. Among the key changes which have been made or which are proposed are the following:

- the CEO's remuneration package has been reduced through adjustments to base salary, pension allowance and short- and long-term incentive opportunity;
- the short-term incentive plan for executive directors has been restructured, where appropriate, to emphasise Group financial performance;
- a new long-term incentive plan is being proposed to share owners for approval at the AGM. As before, it is based on a five-year performance and vesting period, but performance will be assessed against: three measures – relative TSR; earnings per share growth; and average return on equity, rather than relative TSR alone; and
- outcomes for the four LEAP awards that vest in each of 2014-2017 will be measured on a common currency basis only, with no application of a fairness review to take account of currency movements during the five-year performance periods. For the new LTIP, the TSR outcome will be measured half in common currency, half in local currency, to reflect the division of opinion amongst share owners as to the appropriate measure.

The changes to the Executive Remuneration Policy and the proposed LTIP were framed against the background of WPP's significant growth in size, complexity, and share owner value since 2007, and its strong relative TSR performance against its comparators since that date. They were also structured to be consistent with WPP's overall philosophy of executive compensation: that it should be substantially oriented towards performance-based compensation; that a substantial proportion of that compensation should require long performance periods; and that it should be consistent with, and, indeed, reinforce, the Group's strategy.

The CEO's remuneration opportunity is now consistent with the lower levels which prevailed in the 2007-2010 period, 2007 being the last year prior to 2011 in which changes to his remuneration opportunity were implemented. This reduction in no way reflects the committee's or the Board's view of the importance of the CEO to the Company and its success and his unique mix of skills, and for which numerous share owners have expressed their appreciation. Nevertheless, the changes we have made were designed to be responsive to an environment in which moderation of executive compensation is considered necessary and appropriate.

The Group performed at record levels in 2012 in what proved to be a very challenging general economic environment. Because of equally challenging performance criteria, short-term incentive payments were at or just above target levels.

For the five years to year-end 2012, WPP's TSR performed strongly relative to its comparators.

As a result, the five-year LEAP awards which were granted in 2008 vested at a level equivalent to 86% of the maximum payout, measured on a common currency basis. This result reflects the strong underlying performance of the Company and the focus on share owner value, created by the management team which steered the Group to success over these five-years.

The committee is supportive of the UK Department for Business, Innovation & Skills drive to improve the transparency and clarity in the reporting of directors' remuneration. To that end, we have voluntarily incorporated many of the proposed changes contained in the draft regulations into our report this year.

I would like to thank and give my appreciation to my fellow committee members and members of the Board, and management who support the Compensation Committee's work, for their support and guidance over the last year. It has never been more appreciated.

Jeffrey Rosen
Chairman of the Compensation Committee
22 April 2013

Highlights

What we have changed

The changes that have been made as a result of the Compensation Committee's consultation with share owners are described below in summary and in more detail later in this report.

CEO remuneration

While share owners recognised the increased scale and complexity of WPP since the previous compensation changes in 2007, the global nature of the group and the exceptional performance and leadership of the CEO, share owners nonetheless advised the Company that they believed the CEO's 2011 remuneration package was too high relative to the UK market. Informed by extensive consultation with many of our major share owners, significant reductions have therefore been made to the CEO's remuneration package.

For 2012, the CEO's short- and long-term incentive opportunities were both substantially reduced. Target short-term incentive opportunity reduced from £3.2 million to £2.5 million with a corresponding reduction in the maximum opportunity from £6.5 million to £5 million. This reduction was effective 1 January 2012. The maximum long-term incentive opportunity was also reduced by over 23% in 2012.

For 2013, further reductions to the package have been implemented. Base salary has been reduced to £1.15 million (from £1.3 million) and the pension contribution has reduced from 45% of base salary and fees to 40%. Overall, the impact of the changes is a reduction in the CEO's target pay to result in it being at a level similar to that received from 2007 to 2010.

	2012	2013
Change in CEO total target pay versus 2011	-20%	-34%

Short-term incentive

The structure of the short-term incentive opportunities for the executive directors has remained stable over many years. However, as part of the overall review of the Executive Remuneration Policy, it was considered that there was an opportunity to update the short-term incentive arrangements and strengthen the link between payouts and the performance of the Company. With effect from 2012, the performance of the executives has been assessed relative to a scorecard, 70% of which is linked to WPP financial performance and 30% based on personal strategic goals. Previously, performance was based equally on financial performance, financial performance relative to our competitors and personal goals.

New 2013 long-term incentive plan

LEAP was one of a number of innovative co-investment plans which have served the Company well since the introduction of the first co-investment plan in 1994. The final awards under LEAP III were made in 2012. As a result, a new plan is being recommended to share owners for approval at the AGM in June 2013. This plan adopts a simpler structure while retaining some of the key features of LEAP such as a five-year performance period, 'clawback' and pro-ration of awards for early leavers.

Three independent measures will be used to assess performance over each five-year period: relative TSR against an industry peer group; earnings per share (EPS) growth; and average return on equity (ROE). These measures aim to capture and reward stretching performance in growth, capital efficiency and returns to share owners. Threshold vesting will reduce from 30% to 20% of an award.

These proposed changes in plan design accord with much of the feedback received from share owners during the extensive consultation process.

As the Company is moving from a co-investment plan structure to a more standard performance share plan design, Share Ownership Guidelines are also being introduced. These share ownership requirements will be amongst the highest in the UK.

2013 Compensation Committee membership

As described in more detail in the chairman's report, the composition of the Board and the key committees are being refreshed. The Compensation Committee chairman, Jeffrey Rosen, will step down from the committee in December 2013 as will Esther Dyson and Philip Lader. If elected to serve as newly-appointed non-executive directors, Roger Agnelli, Jacques Aigrain and Hugo Shong would join Colin Day, Sol Trujillo, Tim Shriver and Ruigang Li on the Compensation Committee, with an identified, well-qualified individual (whose client conflict clearance, as discussed in the Nomination and Governance Committee report, cannot be finalised prior to the AGM) to be appointed upon such clearance and to serve as its chair.

How we have performed


Revenue £m
7,477 8,684 9,331 10,022 10,373
10,373m
08 09 10 11 12
Headline PBIT £m
Headline PBIT margin %
Headline gross margin margin %
1,118 1,017 1,229 1,429 1,531
1,531m
08 09 10 11 12
Headline diluted earnings per share p
55.5 44.4 56.7 67.7 73.4
73.4p
08 09 10 11 12
Relative TSR Rebased to 31 December 2007[1]
WPP
Publicis
Interpublic
Omnicom
FTSE 100
31.12.07 31.12.08 31.12.09 31.12.10 31.12.11 31.12.12

[1] Measured on a common currency basis with a rolling three-month averaging period against our primary competitors and the FTSE 100 (the broad market equity index of which WPP is a constituent). Source: DataStream.

How much the executive directors earned in 2012

2012 total remuneration

	Total remuneration[1] £000	Short-term incentive award against maximum opportunity	Long-term incentive award against maximum opportunity
Sir Martin Sorrell	17,628	62%	86%
Paul Richardson	8,070	68%	86%
Mark Read	2,177	67%	86%

[1] Data based on single figure for the relevant years

2012 pay mix %


18 17 20 45
27 73
12 17 22 49
21 79
22 26 16 36
35 65
0% 20% 40% 60% 80% 100%
Fixed
Short-term incentives
Cash-based
LEAP (performance element)
LEAP (share price appreciation and dividend element)
Share-based

2012 share owner engagement and changes to compensation

Following the 2012 AGM, where share owners' concerns were demonstrated by the low level of support for the Compensation Committee Report, the committee undertook a review of many aspects of the Executive Remuneration Policy, as detailed on page 121. While the changes have been discussed elsewhere, it is also important to set out how the Company dealt with another aspect of share owners' concerns, namely how the Company engaged with share owners to address this feedback on the Executive Remuneration Policy.

During the summer, the chairmen of both the Company and the Compensation Committee met with WPP's largest share owners (reflecting in excess of 40% of the Company's issued share capital) and prominent institutional investor advisory bodies. The objective of these meetings was to solicit feedback generally, in order to understand share owner concerns and opinions before formulating new proposals.

These meetings provided the committee with constructive feedback with respect to its own processes, as well as the structure and level of compensation for executive directors. Building on this feedback, the committee undertook extensive discussions throughout the formulation of its recommendations for the structures and levels of compensation for executive directors in 2013.

Between late September and November 2012, the committee presented these proposals to share owners for discussion, with a view to incorporating feedback into the process of fine-tuning many aspects of the Executive Remuneration Policy. In January to March 2013, the committee reverted to share owners to discuss the final proposals as disclosed in this Compensation Committee Report. Following these rounds of consultation, the aggregate changes to the CEO's remuneration amounted to a reduction in the target package of 34% when compared to 2011.

While the final arrangements detailed on page 123 will not meet every share owner's individual preferences or views on what is best for the Company, the committee has sought to balance the broad range of views expressed by share owners with the needs of the business. The committee believes that the changes to the Executive Remuneration Policy are in the best collective interests of the share owners of WPP while reinforcing the alignment with business strategy, and that they will continue to incentivise, motivate and reward the executive directors for truly exceptional performance.

The committee would like to thank share owners for their time and input over the last nine months.

How to use this report

This year's Compensation Committee Report is split into two main sections, as envisaged by the UK Department for Business Innovation & Skills' proposals.

Within this report, colour is used to denote different elements of remuneration as follows:

- Fixed elements of remuneration (base salary and fees, benefits and pension)

Variable elements of remuneration are denoted by:

- Short-term incentives
- Long-term incentives



Looking forward

This first section of the Compensation Committee Report, entitled *Looking forward*, contains details of the Company's Executive Remuneration Policy that will govern the Company's intentions as regards future payments.

Policy table

Our mission statement and our six business objectives shape our Executive Remuneration Policy. Broadly, this Policy is determined by three guiding principles:

- performance driven reward;
- competitiveness; and
- alignment with share owner interests.

Specifically, our six business objectives (as set out on page 32) are reflected in the design of our compensation plans as set out below:

WPP's six business objectives	Alignment with compensation structure
Continue to improve operating margins	Short-term incentive measure for the CEO and CFO
Increase flexibility in the cost structure	Short-term incentive measure for the CFO
Use free cash flow to enhance share owner value and improve return on capital	Total share owner return and average ROE are long-term incentive measures for the executive directors
Continue to develop the value added by the parent company	Short-term incentive measures (parent company-led efficiency projects) for the CEO and CFO
Emphasise revenue growth more as margins improve	Short-term incentive measures for the CEO and CFO (Group) and CEO Digital (Digital)
Improve still further the creative capabilities and reputation of all our businesses	Short-term incentive measure for the CEO

The executive remuneration policy is designed to drive and reward exceptional performance producing long-term value for share owners. In applying this policy, the committee takes into account the pay and conditions elsewhere in the Group, which in turn are informed by general market conditions and internal factors such as the performance of the Group or relevant business unit.

Executive directors

	Operation	Changes for 2013
Fixed elements		
Base salary and fees To maintain package competitiveness and reflect skills and experience.	Base salary levels are determined by taking a number of relevant factors into account, including individual and business performance, level of experience, scope of responsibility and the competitiveness of total remuneration against our competitors, and companies of a similar size and complexity. Base salaries are reviewed every two years or following a significant change in the scope of a role.	The salaries of Paul Richardson and Mark Read, last reviewed on 1 January 2011, will be reviewed in 2013. Sir Martin Sorrell's base salary was reduced to £1.15 million with effect from 1 January 2013 This will next be subject to review in 2015.
Benefits To enable the executive to undertake their role by ensuring their wellbeing and security.	Benefits provided to executive directors include car allowance, healthcare, life insurance, long-term disability insurance, plus spousal travel together with amounts in respect of tax liabilities incurred on expenditure considered to be essential to the delivery of the executive's role, housing allowances and club membership which are required for business purposes. Housing allowances are paid where the executive is required to spend considerable time working away from their primary place of business or temporarily where an executive has moved location.	None

	Operation	Changes for 2013
Pension To enable provision for personal and dependant retirement benefits.	Pension is provided by way of defined contributions or a cash allowance determined as a percentage of base salary. The pension contribution is 40% of salary for the CEO, 30% of salary for the CFO and 10% for the CEO WPP Digital.	The pension contributions for Paul Richardson and Mark Read will be reviewed, but not necessarily amended, as part of the remuneration review that will take place in 2013.
Short-term incentives		
To drive the achievement of business priorities for the financial year and to motivate, retain and reward executives over a medium term, while aligning with interests of share owners.	**Cash Bonus and Executive Share Awards (ESA)** Executive directors' short-term incentive opportunity is delivered in the form of a cash bonus and a deferred share award (ESA), the latter constituting at least 50% of the total bonus achieved. The ESA will vest after a minimum of two years subject to continued employment, together with additional shares in respect of accrued dividends. ESAs are subject to clawback during the vesting period. Performance measures and targets are reviewed and set annually to ensure continuing strategic alignment. Achievement levels are determined following year-end by the Compensation Committee, based on performance against targets. **Opportunity:** Total bonus opportunity – minimum, target and maximum (as a % of base salary and fees) **Min / Target / Max** Sir Martin Sorrell: 0% / 217.5% / 435% Paul Richardson: 0% / 200% / 300% Mark Read: 0% / 134% / 200% **Performance conditions:** 70% subject to financial performance, either at a Group or divisional level depending on the role. 30% subject to personal objectives linked to the strategy of WPP or the relevant business area.	None
Long-term incentives (proposed)		
To incentivise long-term performance and to focus on long-term retention and strategic priorities, while maximising alignment with share owner interests.	**Executive Performance Share Plan** Executives may receive an annual award of conditional shares. The Compensation Committee has the authority to make awards. The Compensation Committee will retain discretion to adjust the levels of vesting if it considers that, as a result of an exceptional event or exceptional circumstances, it is materially easier or harder for WPP to achieve a performance measure. The committee will not make adjustments based on currency fluctuations. Clawback applies to unvested awards. **Proposed award levels in 2013 (as a multiple of base salary and fees):** Sir Martin Sorrell = 9.74 Paul Richardson = 4.00 Mark Read = 2.00 Plan maximum: 9.75 times base salary and fees **Performance measures (measured over a five-year period):** 33% relative TSR (50% common and 50% local currency) 33% EPS growth 33% average ROE All measures are independent of each other. **Vesting schedule:** Threshold = 20%/Maximum = 100% (straight-line vesting between threshold and maximum)	Subject to approval at the 2013 AGM, awards will be made to the executive directors and other senior management in 2013.

	Operation	Changes for 2013
Long-term incentives (legacy awards)		
	LEAP III (no further grants to be made) Executives were invited to participate in the plan annually by the Compensation Committee. Individuals must have invested in WPP shares and committed to hold them for the five-year performance period. Investment levels were determined by the committee, subject to an overall maximum. A final number of matching shares, together with dividends that would have accrued on the matching shares, will be awarded, proportionate to the investment, dependent on the performance of WPP. Clawback applies to unvested awards. The Plan was terminated at 31 December 2012. **Award level:** Select employees were invited to commit investments in WPP shares at the discretion of the Compensation Committee, subject to an overall maximum of one-times the individual's total target earnings. The maximum award is equivalent to five-times an individual's investment. **Performance conditions:** 100% relative TSR (common currency) performance against a customised group of WPP's peers, weighted by market capitalisation measured over five years. Following the end of the performance period, the Compensation Committee undertakes a 'fairness review' to determine whether any exceptional events have impacted the outcome and that the resulting match is in line with financial performance relative to the comparator group and the underlying financial performance of the Group. **Vesting schedule:** Threshold = 30%/Maximum = 100% (straight-line vesting between threshold and maximum)	For the four outstanding LEAP awards, TSR will be measured using a common currency, with vesting levels subject to a fairness review that will not consider adjustments driven by currency movements.
	Deferred awards The Company has previously received share owner approval to permit the CEO to defer the receipt of several of his share awards. These include the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995). In accordance with share owner approval, Sir Martin Sorrell receives dividend equivalent payments (DEPs) in respect of these two awards. In addition, Sir Martin Sorrell has deferred receipt of his UK and US 2004, 2005 and 2007 LEAP awards and the UK part of his 2006 LEAP award. The UK awards are options that can be exercised at any time until November 2017. The US awards will vest on the earlier of the end of his employment with the Company and 30 November 2017. Sir Martin has also received share owner approval to jointly elect (with the Company) to defer receipt of his UK and US 2009 LEAP awards.	None
	Outstanding options Mark Read was granted two tranches of options under the Executive Stock Option Plan prior to his appointment as a director. These options are fully exercisable and are detailed on page 139.	None

Chairman and non-executive directors

	Operation	Changes for 2013
Fixed elements		
Fees To reflect the skills, experience and time required to undertake the role.	Fees are reviewed every two years and take into account the skills, experience and time required to undertake the role, as well as fee levels in similarly-sized UK companies. The chairman of the Company advised the Compensation Committee that, while entitled, his fee should not be reviewed in 2012. The review of the fees of all non-executive directors was deferred and will take place in 2013. An aggregate fee is paid to the chairman with non-executive directors receiving a Board fee and then additional fees, as appropriate, for serving on the Audit, Compensation, and Nomination and Governance Committees. The committee retains the discretion to pay consultancy fees to any non-executive director whose work falls outside the remit of their role (any such payments are detailed on page 136). In addition, former non-executive directors may be retained by the Company to provide consulting services or advice to the Group. **Current fee level (£000)** Chairman 425 Senior independent director 20 Non-executive director 65 Chairmanship of Audit or Compensation Committee 40 Chairmanship of Nomination and Governance Committee 15 Member of Audit or Compensation Committee 20 Member of Nomination and Governance Committee 5	Subject to review in 2013
Benefits To enable the chairman and non-executive directors to undertake their roles.	Individuals who are required to travel outside of their home country to consider Company-related matters at meetings called at short notice will be paid £1,000 for attendance at each of those meetings.	None

Other policies

	Operation	Changes for 2013
Share ownership guidelines To align the interests of executives with those of share owners.	CEO – 600% of base salary and fees CFO – 300% of base salary and fees CEO WPP Digital – 200% of base salary and fees Executive directors will be permitted a period of seven years from date of appointment to achieve the guideline level.	With effect from 1 January 2013

How do these policies affect potential compensation packages?

These graphs seek to demonstrate how pay varies with performance. Given the significant reduction to Sir Martin Sorrell's compensation package from 1 January 2013, the committee considered it helpful to illustrate the impact of this reduction.

Sir Martin Sorrell £000 (2011 package)


Minimum
100%
£3,697
On-plan
27%
24%
49%
£13,772
Maximum
11%
20%
69%
£32,947

Sir Martin Sorrell £000 (2013 proposed package)


Minimum
100%
£2,907
On-plan
38%
33%
29%
£7,648
Maximum
15%
26%
59%
£19,110
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000

Paul Richardson £000

Minimum 100% £985
On-plan 34% 47% 19% £2,899
Maximum 17% 36% 47% £5,770
0 1,000 2,000 3,000 4,000 5,000 6,000

Mark Read £000

Minimum 100% £471
On-plan 39% 47% 14% £1,210
Maximum 22% 39% 39% £2,171
0 500 1,000 1,500 2,000 2,500

In illustrating the scenario charts above, the following assumptions have been made:

Fixed elements	Consists of base salary & fees, benefits (including DEPs) and pension				
	Base salary & fees are as per the policy table for the CEO and the single figure table for the CFO and the CEO WPP Digital				
	Benefits and DEPs are as per the single figure table				
	Pension is as per the policy table				
	£000	**Base salary & fees**	**Benefits & dividends**	**Pension**	**Total fixed**
	Sir Martin Sorrell (2011 figures)	1,150 (1,306)	1,297 (1,806)	460 (585)	2,907 (3,697)
	Paul Richardson	684	96	205	985
	Mark Read	425	3	43	471
Short-term incentives	On-plan scenario assumes target bonus is paid for achievement of performance measures				
	Maximum scenario assumes the full bonus is paid for achieving stretch performance measures				
Long-term incentives	On-plan scenario assumes threshold vesting of 20% of the award (2011: 30%)				
	Maximum scenario assumes vesting of 100% of the award				

Policy on directors' contracts

The Company's policy on directors' service contracts is that they should be on a rolling basis without a specific end date.

Sir Martin Sorrell's service contract may be terminated by either the Company, or Sir Martin, without notice, or any payment in lieu of notice.

	Effective from	Notice period
Sir Martin Sorrell	19 Nov 2008	'At will'
Paul Richardson	19 Nov 2008	12 months
Mark Read	19 Nov 2008	6 months

Executive directors are permitted to serve as non-executives on the boards of other organisations. If the Company is a share owner in that organisation, non-executive fees for those roles are waived. However, if the Company is not a share owner in that organisation, any non-executive fees can be retained by the office holder.

Standard terms

- Cash bonus – for the purposes of any annual cash bonus entitlement, if the executive director is still employed on the bonus payment date (including if under notice, if notice was given after the performance period ended), he or she will receive his or her bonus in the usual way. No payment will be made if employment is terminated before the end of the performance period, or if the executive is not employed on the bonus payment date.
- Deferred share bonus – provided the executive is a 'Good Leaver', any unvested deferred share awards (ESAs) will be reduced on a time pro rata basis and paid on the vesting date.
- Long-term incentive awards – provided the executive director is a 'Good Leaver', any unvested long-term incentive awards which are in at least the second year of the performance period will vest after the end of the performance period. However, the award will be pro-rated as well as dependent on WPP's performance for the whole of the performance period. If the executive director leaves during the first year of the performance period, the award will lapse.

Terms that apply to Sir Martin Sorrell

Sir Martin Sorrell's deferred LEAP awards and his Deferred Stock Units (DSUs) will be paid out unconditionally on termination of employment. The performance requirements in respect of these awards have already been met and the awards are therefore no longer subject to any leaver provisions.

In relation to his annual bonus, if Sir Martin ceases to be an employee after the end of the performance period, he will be entitled to receive his bonus to the extent that the performance targets have been achieved. In relation to the long-term incentive plans, unless he is terminated for cause, he will be treated as having retired on leaving the Company and therefore a 'Good Leaver'.

Non-executive directors

	Effective from	Notice period
Philip Lader	26 Feb 2001	2 months
Colin Day	25 Jul 2005	2 months
Esther Dyson	29 Jun 1999	2 months
Orit Gadiesh	28 Apr 2004	2 months
Ruigang Li	11 Oct 2010	2 months
Stanley Morten	02 Dec 1991	2 months
Koichiro Naganuma	23 Jan 2004	2 months
John Quelch	10 Jul 1991	2 months
Jeffrey Rosen	20 Dec 2004	2 months
Timothy Shriver	06 Aug 2007	2 months
Paul Spencer	28 Apr 2004	2 months
Sol Trujillo	11 Oct 2010	2 months

Looking back

This second section of the Compensation Committee's Report, entitled *Looking back*, contains details of how the Company's Executive Remuneration Policy was implemented in 2012.

Fixed elements of remuneration

Base salary and fees

	Contractual salary and fees 000	Effective date	2012 Base salary and fees £000
Sir Martin Sorrell[1]	£1,300	1 Jan 2012	1,300
Paul Richardson[1]	$925 and £100	1 Jan 2011	684
Mark Read	£425	1 Jan 2011	425

[1] Any US dollar amounts received in 2012 have been converted into sterling at an exchange rate of $1.5852 to £1.

Each executive director receives a fee of £100,000 in respect of their directorship of WPP plc, which is included above.

Share owners will be aware that the CEO's base salary is one aspect of his overall remuneration that has been reduced following consultation. Effective 1 January 2013, his base salary is £1.15 million.

Paul Richardson and Mark Read's base salaries have remained unchanged since 2011 and therefore both salaries are due to be reviewed. The committee will consider these after the 2013 AGM. While there was no increase in base salary and fees for executive directors in 2012, employees who were subject to a salary review globally received an average increase of approximately 3.5%.

Benefits, dividend equivalent payments and pension

	2012 Benefits £000	2012 DEPs £000
Sir Martin Sorrell	356	940
Paul Richardson	96	–
Mark Read	3	–

The benefits provided to the executive directors include car allowance, healthcare, life assurance, long-term disability allowance, spousal travel costs and housing allowance. The CEO also received club membership and an amount of £7,065 (included above) in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind, but which the committee considers to be essential to his ability to deliver his services successfully to the Group. The table above also includes share owner-approved dividend equivalent payments of £940,480 (£1,339,364 during 2011) which are due on certain of Sir Martin Sorrell's deferred share awards.

	Contractual pension allowance (as a % of base salary and fees)	2012 Pension £000
Sir Martin Sorrell	45%	586
Paul Richardson	30%	205
Mark Read	10%	43

All pension benefits for the executive directors are provided on either a defined contribution or a cash allowance basis. Only the aggregate of base salary and fees is pensionable.

As part of the alterations to the CEO's remuneration package following share owner consultation, his pension allowance has been reduced to 40% (45%).

Paul Richardson's and Mark Read's pension contributions remained unchanged at 30% and 10% respectively. The amounts will be reviewed as part of the committee's review of these two executive directors' remuneration structures after the 2013 AGM.

Determining variable elements of pay

Short-term incentives

The following tables summarise the measures and performance assessment by the Compensation Committee in respect of 2012.

Short-term incentives are determined based on performance across two areas:

Financial objectives (Group or WPP Digital)	Individual strategic objectives
70%	30%

Performance against targets

Group Financial Objectives – Sir Martin Sorrell & Paul Richardson

Performance measure	Performance in 2012	Overall assessment against targets
Headline PBT	Headline PBT is calculated on a like-for-like basis and increased by 8.7%, midway between target and a very stretching maximum.	Target to Maximum
Headline PBT margin improvement	The PBT margin is calculated on a like-for-like basis and increased by 0.7%, more than double the target level.	Maximum
Revenue growth	Growth was up 2.9% on a like-for-like basis and was in the top tier of that achieved by our key competitors. However, the achievement fell below the stretching threshold requirement set by the committee.	Below threshold

WPP Digital Financial Objectives – Mark Read

Performance measure	Performance in 2012	Overall assessment against targets
Group Digital Margin Growth	Group Digital margins performed well but grew less strongly than very stretching targets.	Below threshold
Percentage of Group revenue	The Group Digital proportion of Group revenue continued to progress and in 2012 increased by 1.2% to in excess of 32%.	Target to Maximum

Individual Strategic Objectives

Sir Martin Sorrell	– Succession planning was effectively implemented with a number of key appointments to critical roles across the Group. – Creative reputation was recognised with WPP again winning the overall Holding Company of the Year award at Cannes. – Acquisition strategy was effectively implemented with several acquisitions that strengthened the Group including the leading digital business, AKQA.	Target to Maximum
Paul Richardson	– Working Capital management was effectively managed with relative year-on-year improvement. – Good progress was made toward goals of improving efficiency and cost effectiveness in IT, Property and Finance.	Target to Maximum
Mark Read	– Management and growth of WPP Digital continued according to plan with key successes in the assimilation of AKQA into WPP, establishment of Xaxis, the development of the WPP brand in the digital market and the sale of Buddy Media.	Target to Maximum

Based on the performance set out above, the resulting bonus for each executive relating to 2012 is:

	2012 actual bonus (% of base salary and fees)					2012 actual bonus delivery[1] (% of bonus)		2012 Short-term incentive
	Target	Maximum	Financial objectives	Individual strategic objectives	Total bonus	Cash	ESA	£000[2]
Sir Martin Sorrell[3]	217.5%	435%	181%	87%	268%	50%	50%	3,078
Paul Richardson	200%	300%	130%	75%	205%	50%	50%	1,401
Mark Read	134%	200%	66%	68%	134%	50%	50%	570

[1] To be delivered as 50% deferred shares (ESA) and 50% cash.
[2] Paul Richardson's bonus has been converted into sterling at an exchange rate of $1.5852 to £1.
[3] Sir Martin Sorrell's 2012 bonus was calculated and is expressed using the reduced salary and fees of £1.15 million, the base salary that became effective 1 January 2013.

Long-term incentives

Since 1999, WPP's sole long-term incentive plan for executive directors has been the Leadership Equity Acquisition Plan ('LEAP'). In 1999, an award was granted under Original LEAP, and between 2004 and 2008, annual awards were made under Renewed LEAP. Between 2009 and 2012, annual awards were made under LEAP III. Under all plans, participants were invited to make and retain an investment in WPP shares in order to receive an award of conditional 'matching' shares. The ultimate number of matching shares awarded varies between 150% and 500% of the participant's investment, dependent on the relative TSR performance of WPP against a group of global competitors, measured on a common currency basis over five years.

The comparator group comprises of our most relevant global competitors:

- Aegis[1]
- Arbitron
- Dentsu
- GfK
- Havas
- Interpublic
- Ipsos
- Nielsen (from 2011)
- Omnicom
- Publicis

Following the end of the performance period, the committee reviews the outcome and undertakes a 'fairness review' to determine whether any exceptional circumstances have occurred during the period that would warrant a discretionary adjustment, either up or down, to the final number of matching shares vesting. For awards made since 2008, no adjustments will be made to take into account relative currency movements. It is an established policy that TSR outcomes should not be impacted by the speculation or actuality of takeovers involving comparator companies (or WPP). The appropriate adjustments (described below with respect to their application to the 2008 awards) will be considered as part of the fairness review.

The vesting of all LEAP III awards is based solely on WPP's TSR performance, calculated using a common currency, relative to the global comparator group. However, vesting is based on a weighted market capitalisation basis, meaning that the level of reward is more closely tied to performance against WPP's primary competitors (Omnicom, Publicis and Interpublic).

Market Capitalisation Percentile	Number of matching shares
90th and above	500%
80th	420%
70th	330%
60th	240%
50th	150%
Below 50th	0%

	Aggregate number of shares actively committed to LEAP at 31 December 2012	Value of investment at 31 December 2012[1] (£000)
Sir Martin Sorrell	2,143,333	19,033
Paul Richardson	491,618	4,366
Mark Read	127,988	1,137

[1] Share price at 31 December 2012 £8.88.

[1] Following the acquisition by Dentsu, Aegis will be treated in accordance with the established policy.

2008-2012 LEAP vesting

The awards made in 2008 were the last to be granted under Renewed LEAP. Over the five-year investment and performance period WPP's TSR was 44.7% (i.e. a shareholding of £100 at the start of the period would be worth £144.70 at the end, including reinvested dividends).

In undertaking the fairness review, the committee identified one event during the period that was deemed to be 'exceptional'. In July 2012, Dentsu made an offer to acquire Aegis, which resulted in Aegis' share price increasing by around 45% in 24 hours. The committee applied the default approach in line with the established guidelines, removing the impact of the bid premium, with the timing of the standard adjustment informed by independent advice from market specialists. The committee also noted that Arbitron was subject to a bid by Nielsen; however, this did not result in any positive or negative impact and therefore adjustment was not required.

The default approach entails the target company being deemed to de-list on the day prior to the share price being impacted by the proposed transaction. After that date, the TSR performance of the target company is calculated assuming a reinvestment into an unweighted synthetic stock of the other companies in the comparator group. The reinvestment is calculated using a two-month average before deemed de-listing.

WPP relative TSR performance against comparator group


WPP TSR: 44.7% Resulting match: 429%
Match
Adjusted Aegis TSR: 22.2% – 40.0%


500%
500%
429%
400%
300%
150%
0%
0%
0%
0%
100
90
80
70
60
50
40
30
20
10
0
Publicis
GFK
WPP
Inter-public
Omnicom
Ipsos
Aegis (adjusted)
Havas
Dentsu
Arbitron

WPP's TSR performance relative to the comparator group resulted in a match of 429% on a common currency basis. During the share owner consultation, the committee made the commitment that the fairness review will no longer consider currency adjustments. In the interest of continued transparency, the match on a local currency basis would have been 493%.

The committee also considered the underlying financial performance of WPP against the comparator group. The measures considered included PBIT, revenue and organic growth, and this analysis along with the underlying financial performance of the Group over the period supported the default level of match.

	Number of shares vesting	Value of match at grant price £000	Value added due to share price appreciation and dividends £000	2012 Long-term incentives £000
Sir Martin Sorrell	1,053,465	3,516	7,852	11,368
Paul Richardson	526,730	1,758	3,926	5,684
Mark Read	105,341	352	785	1,137

2012-2016 LEAP awards

In 2012, all three executive directors were given the opportunity to invest in WPP shares under LEAP III. The opportunity given was determined by the committee and was bespoke to the individual.

Executive	Number of Investment Shares committed	Maximum number of Matching Shares	Maximum face value at grant 000
Sir Martin Sorrell	431,034	2,155,170	£17,500
Paul Richardson[1]	15,517	77,585	$5,000
Mark Read	23,276	116,380	£945

[1] Paul Richardson's 2012 LEAP Award was granted in respect of ADRs.

The five-year performance and investment period for the 2012 LEAP awards will finish on 31 December 2016.

Executive directors' total remuneration received

Single total figure of remuneration in 2012 and 2011

		Base salary and fees	Benefits[3]	DEPs[4]	Pension	Short-term incentives[5]	Long-term incentives[6]	Total annual remuneration	Total excluding pension and LTI
		£000	£000	£000	£000	£000	£000	£000	£000
Sir Martin Sorrell[1,2]	**2012**	**1,300**	**356**	**940**	**586**	**3,078**	**11,368**	**17,628**	**5,674**
	2011	1,306	466	1,339	585	5,005	3,239	11,941	8,117
Paul Richardson[2]	**2012**	**684**	**96**	**–**	**205**	**1,401**	**5,684**	**8,070**	**2,181**
	2011	677	100	–	198	1,860	1,296	4,131	2,637
Mark Read	**2012**	**425**	**3**	**–**	**43**	**570**	**1,137**	**2,177**	**998**
	2011	425	3	–	43	808	324	1,603	1,236

[1] As noted on page 123, effective 1 January 2013, the CEO's remuneration package has been reduced with decreases to base salary, pension allowance and short- and long-term incentive opportunities.

[2] Any US dollar amounts received in 2012 have been converted into sterling at an exchange rate of $1.5852 to £1.

[3] Benefits include items such as healthcare, life assurance, spouse travel, car allowance, housing allowance and club memberships. The CEO also received an amount of £7,065 (included above) in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee considers to be essential to his ability to deliver his services successfully to the Group (£7,402 in 2011).

[4] Sir Martin Sorrell receives payments in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable (totalling £940,480) during 2012 (£1,339,364 during 2011) in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).

[5] This is the amount awarded for the 2012 financial year performance. The award is usually delivered with at least half in deferred share bonus (ESA) (vesting after two years) and half in cash.

[6] This is the value of the matching LEAP awards which vested in 2013 following the end of the five-year performance period on 31 December 2012.

Non-executive directors' total remuneration received

The fees detailed in the single total figure of remuneration table below are the only payments received by the non-executive directors. The Compensation Committee retains the discretion to make payments to non-executive directors who will stand down at the 2013 AGM in the event that they continue to provide advisory services to the Board.

	Total fees	
Director	2012 £000	2011 £000
Philip Lader	**425**	425
Colin Day[1]	**108**	112
Esther Dyson	**90**	90
Orit Gadiesh	**70**	70
Ruigang Li	**65**	65
Stanley (Bud) Morten[2]	**85**	85
Koichiro Naganuma[3]	**–**	–
Lubna Olayan (retired from the Board in June 2012)	**35**	70
John Quelch[4]	**71**	70
Jeffrey Rosen	**145**	145
Timothy Shriver	**85**	85
Paul Spencer[1]	**106**	106
Sol Trujillo	**85**	85

[1] Received payments in respect of attendance at Company meetings which were called at short notice and held outside of the director's home country.

[2] Fee included ex officio payment of £20,000 (£20,000 in 2011).

[3] Received no fees in 2011 and 2012.

[4] Fee includes £6,218 (£4,680 in 2011) for consulting services.

Aligning pay and performance

As illustrated in the introduction to *Looking forward*, the committee has sought to align the variable remuneration with the key strategic priorities of WPP, therefore seeking to maximise the dynamic between pay and performance.

This dynamic is contingent upon the committee setting challenging targets each year. The following graph and table demonstrate the relationship between pay and performance in respect of the CEO.

Historical TSR Performance[1] Value of hypothetical £100 holding


WPP
FTSE 100
175
150
125
100
75
50
2007
2008
2009
2010
2011
2012

	2008	2009	2010	2011	**2012**
CEO total remuneration (£000)[2]	4,411	7,199	11,597	11,941	**17,628**
Year-on-year change in CEO total remuneration	-79%	63%	61%	3%	**48%**
Short-term incentives award against maximum opportunity	67%	32%	95%	77%	**62%**
Long-term incentives award against maximum opportunity	n/a	50%	83%	46%	**86%**
Change in annual TSR[3]	-38%	66%	32%	-13%	**37%**
Change in five-year TSR[4]	-15%	10%	37%	13%	**45%**

[1] Growth in the value of a hypothetical £100 holding over five years FTSE 100 (the broad market equity index of which WPP is a constituent) comparison based on one month average of trading day values. Source: DataStream.
[2] Calculated using the single figure methodology.
[3] TSR calculated using a one month trading day average, consistent with the data shown in the graph.
[4] TSR calculated using a six month averaging period, consistent with the calculation methodology under LEAP.

Value creation over the longer-term

The following graphs compare WPP's 20-year TSR performance relative to our primary peers and the major indices in both the US and Europe. Over this period, a £100 investment in January 1993 in WPP would have delivered a return of £3,990 in April 2013, out-performing our competitors and the local indices. An identical investment in either the S&P 500 or the FTSE 100 would have yielded £553 or £475 respectively.

US competitors[1] **European competitors**[1]


WPP
Omnicom
Interpublic
S&P 500
4,000
3,000
2,000
1,000
0
£100
£3,990
£1,686
£553
£142
Jan 93
Jan 95
Jan 97
Jan 99
Jan 01
Jan 03
Jan 05
Jan 07
Jan 09
Jan 11
Jan 13
WPP
Publicis
Havas
FTSE 100
4,000
3,000
2,000
1,000
0
£100
£3,990
£2,236
£475
£257
Jan 93
Jan 95
Jan 97
Jan 99
Jan 01
Jan 03
Jan 05
Jan 07
Jan 09
Jan 11
Jan 13

[1] Growth in the value of a hypothetical £100 holding over 20 years. TSR calculated using a three-month rolling average in common currency. Source: DataStream.

Directors' interests

Directors' interests in the Company's ordinary share capital, all of which were beneficial, are shown in the following table. Save as disclosed in this table and in the report of the Compensation Committee, no director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. As at 31 December 2012, the Company's ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 22,570,364 shares in the Company (20,599,871 in 2011).

		Shares acquired through long-term incentive plan awards in 2012				Shares/options acquired through long-term incentive plan awards in 2013				
	At 1 Jan 2012	Vested	(Sold)	Movement during 2012 – shares acquired through SCRIP in 2012	At 31 Dec 2012 (or resignation date, if earlier)	Vested	(Sold)	Other movements since 31 Dec 2012	At 22 April 2013	Shares contributed to charity 2007-2013 (and no longer beneficially owned)
C Day	15,240	–	–	–	15,240	–	–	–	15,240	–
E Dyson	35,000	–	–	–	35,000	–	–	–	35,000	–
O Gadiesh	–	–	–	–	–	–	–	–	–	–
P Lader	11,950	–	–	–	11,950	–	–	–	11,950	–
R Li	–	–	–	–	–	–	–	–	–	–
S W Morten	20,000	–	–	–	20,000	–	–	–	20,000	–
K Naganuma[1]	–	–	–	–	–	–	–	–	–	–
L Olayan (retired from the Board on 13 June 2012)	10,000	–	–	–	10,000	n/a	n/a	n/a	n/a	n/a
J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000	–
M Read[2,7]	104,731	38,633	(38,633)	3,453	108,184	105,341	–	–	213,525	–
P W G Richardson[2,3]	535,790	154,538	(77,273)	–	613,055	691,395	(588,080)	–	716,370	–
J Rosen	12,000	–	–	–	12,000	–	–	–	12,000	–
T Shriver	10,000	–	–	–	10,000	–	–	–	10,000	–
P Spencer	10,000	–	–	–	10,000	–	–	–	10,000	–
S Trujillo	10,000	–	–	–	10,000	–	–	–	10,000	–
Sir Martin Sorrell[2,4,5,6,8,9]	17,529,103	386,344	–	179,782	18,095,229	1,053,465	(244,214)	(200,000)	18,704,480	1,005,936[10]

[1] K Naganuma is a director of Asatsu-DK, which at 22 April 2013 had interests in 31,295,646 WPP shares representing 2.475% of the issued share capital of the Company.

[2] Interests include investment shares committed to the 2009, 2010, 2011 and 2012 awards under the LEAP plans but do not include matching shares from these awards, if any.

[3] In December 2012, Mr Paul Richardson reduced the total number of ADRs charged to Bank of America, N. A. for security for existing bank facilities made available to him from 115,611 WPP ADRs to 85,183 WPP ADRs.

[4] Includes 4,176,833 shares pursuant to the vesting of the 2004 and 2005 awards, part of the 2006 award and the 2007 award granted under LEAP. The receipt of these awards has of been deferred until November 2017.

[5] Includes 3,636,950 shares which originally formed part of the Capital Investment Plan (an award made in 1995, which vested in 1999, in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and which now comprise the share owner-approved UK and US Deferred Stock Units Awards Agreements.

[6] Includes 579,907 shares held under option pursuant to the UK part of his 2008 LEAP award.

[7] Includes 105,341 shares held under option pursuant to his 2008 LEAP award.

[8] In March 2013, Sir Martin Sorrell gifted 200,000 ordinary shares to the JMCMRJ Sorrell Charitable Foundation.

[9] The 1 January 2012 figure now includes 5,240 WPP ordinary shares held by a family company, not previously disclosed.

[10] The JMCMRJ Sorrell Charitable Foundation, of which Sir Martin Sorrell is a joint trustee, has an interest of 1,005,936 WPP ordinary shares. Sir Martin has no beneficial interest in these shares.

In 2013, the executive directors will be subject to share ownership guidelines. Given WPP's long-standing ownership culture and the use of LEAP program, the executives already hold substantial interests in the Group as illustrated here.

Current shareholdings as a percentage of share ownership guidelines %


Sir Martin Sorrell
Paul Richardson
Mark Read
100%
500%
1000%
1500%
2000%

Outstanding share-based awards

In the interests of transparency, the following tables summarise all unexercised share options and share-based awards either vesting in the year or subject to ongoing performance conditions.

Executive Share Awards (ESA) held by executive directors

All Executive Share Awards made under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. The table does not include grants in relation to the 2012 ESA as these will not be granted until May 2013.

		Grant date	Share/ADR price on grant date	No. of shares/ ADRs granted	Value on grant date 000	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Share/ADR price on vesting	Value on vesting 000
Sir Martin Sorrell	2009 ESA	04.05.10	£6.7775	80,560	£546	–	–	01.05.13	–	–
	2010 ESA	31.03.11	£7.6825	123,657	£950	–	–	01.05.13	–	–
	2011 ESA	30.04.12	£8.3325	360,396	£3,003	–	–	06.03.14	–	–
Paul Richardson	2009 ESA[1]	04.05.10	$51.59	11,813	$609	826	12,639	06.03.13	$80.9678	$1,023
	2010 ESA[1]	31.03.11	$61.76	19,121	$1,181	1,173	20,294	06.03.13	$80.9678	$1,643
	2011 ESA[1]	30.04.12	$67.82	21,995	$1,492	–	–	06.03.14	–	–
Mark Read	2009 ESA	04.05.10	£6.7775	23,164	£157	–	–	01.05.13	–	–
	2010 ESA	31.03.11	£7.6825	38,138	£293	–	–	01.05.13	–	–
	2011 ESA	30.04.12	£8.3325	48,454	£404	–	–	06.03.14	–	–

[1] Paul Richardson's 2009, 2010 and 2011 ESAs were granted in respect of ADRs.

Long-term incentive plans – Leadership Equity Acquisition Plans

The following table summarises all of the awards outstanding under Renewed LEAP and LEAP III. Awards granted in 2007 and 2008 were granted under Renewed LEAP. Awards granted in 2009, 2010, 2011 and 2012 were granted under LEAP III.

Name	Grant/ award date	Investment and performance period	Number of investment shares/ ADR	Share/ADR price on grant date	Maximum number of matching units at 1 Jan 2012	During 2012			Maximum number of matching units at 31 Dec 2012	Share/ ADR price on vest/ deferral date	Value on vest/ deferral date 000
						Granted/ (lapsed) units	Additional dividend shares	Vested or deferred shares			
Sir Martin Sorrell											
	11.12.07	01.01.07-31.12.11	148,742	£6.2300	743,710	(400,116)	42,750	386,344	–	£8.3846	£3,239
	31.10.08	01.01.08-31.12.12	218,596	£3.7490	1,092,980	–	–	–	1,092,980	–	–
	15.12.09	01.01.09-31.12.13	365,878	£6.1025	1,829,390	–	–	–	1,829,390	–	–
	24.11.10	01.01.10-31.12.14	416,666	£7.2475	2,083,330	–	–	–	2,083,330	–	–
	07.12.11	01.01.11-31.12.15	711,159	£6.6475	3,555,795	–	–	–	3,555,795	–	–
	10.12.12	01.01.12-31.12.16	431,034	£8.5975	–	2,155,170	–	–	2,155,170	–	–
Paul Richardson											
	11.12.07	01.01.07-31.12.11	59,497	£6.2300	297,485	(160,047)	17,100	154,538	–	£8.3846	£1,296
	31.10.08	01.01.08-31.12.12	109,298	£3.7490	546,490	–	–	–	546,490	–	–
	15.12.09	01.01.09-31.12.13	103,423	£6.1025	517,115	–	–	–	517,115	–	–
	24.11.10	01.01.10-31.12.14	100,968	£7.2475	504,840	–	–	–	504,840	–	–
	07.12.11	01.01.11-31.12.15	100,344	£6.6475	501,720	–	–	–	501,720	–	–
	10.12.12	01.01.12-31.12.16	15,517	$69.25	–	77,585[1]	–	–	77,585	–	–
Mark Read											
	11.12.07	01.01.07-31.12.11	14,874	£6.2300	74,370	(40,011)	4,274	38,633	–	£8.3846	£324
	31.10.08	01.01.08-31.12.12	21,859	£3.7490	109,295	–	–	–	109,295	–	–
	15.12.09	01.01.09-31.12.13	27,406	£6.1025	137,030	–	–	–	137,030	–	–
	24.11.10	01.01.10-31.12.14	25,281	£7.2475	126,405	–	–	–	126,405	–	–
	07.12.11	01.01.11-31.12.15	30,166	£6.6475	150,830	–	–	–	150,830	–	–
	10.12.12	01.01.12-31.12.16	23,276	£8.5975	–	116,380	–	–	116,380	–	–

[1] Paul Richardson's 2012 LEAP Award was granted in respect of ADRs.

Options held by executive directors

The options held by Mark Read at 31 December 2012 were granted prior to him becoming a director of the Company.

	Grant/ award date	End of exercise period	Exercise price	At 1 Jan 2012 (no. of shares)	Granted (lapsed) 2012 (no. of shares)	Exercised 2012 (no. of shares)	Share price on exercise	Value on exercise	At 31 Dec 2012 (no. of shares)	Share price 31 Dec 2012[1]
Mark Read	17.11.2003	17.11.2013	£5.595	10,615	–	–	–	–	10,615	£8.88
	29.10.2004	29.10.2014	£5.535	9,879	–	–	–	–	9,879	£8.88

[1] Share price 12-month high/low: £8.945/£6.690.

Governance in relation to compensation

Compensation Committee members

	Meetings
Jeffrey Rosen (chairman)	7
Colin Day	6
Esther Dyson	6
Philip Lader	7
Tim Shriver	6
By invitation:	
Bud Morten	7

During 2012, the Compensation Committee met seven times on a formal basis, as noted above. In addition, numerous informal Compensation Committee meetings were held throughout 2012 to discuss the review of the Executive Remuneration Policy.

None of the committee members has any personal financial interest (other than as a share owner as disclosed on page 138) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group's businesses.

The terms of reference for the Compensation Committee are available on the Company's website and will be on display at the AGM, as set out in the Notice of AGM.

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives. In particular, the committee will invite certain individuals to attend meetings, including the CEO (who is not present when matters relating to his own compensation or contracts are discussed and decided), the Company Secretary, the chief talent officer and the worldwide compensation and benefits director. The latter two individuals provide a perspective on information reviewed by the committee and are a conduit for requests for information and analysis from the Company's external advisors.

The committee receives external advice on all matters relating to the determination of fair and appropriate compensation packages for the executive directors, including competitive practices in comparator companies. Towers Watson is the committee's appointed compensation advisor. Towers Watson is a voluntary signatory to the Remuneration Consultants Group Code of Conduct in relation to Executive Remuneration Consulting in the UK. Towers Watson did not provide any other material services to the Group.

Reward policy for management outside the Board

As well as setting the policy for the executive directors, the Compensation Committee is also responsible for reviewing the policy for the most senior people at WPP outside the Board. Compensation packages for these individuals are normally reviewed every 18-24 months. As with the policy for executive directors, the design of the compensation policy at WPP ensures a clear and direct link between the performance of the Group and compensation. Substantial use of performance-driven compensation not only ensures the continued alignment of the interests of share owners and senior individuals within the Group, but also enables the Group to attract, retain and motivate the talented people upon whom our success depends.

WPP is committed to encouraging strong performance through a reward system that aligns management's interests with those of share owners. From a compensation perspective, this is encouraged in a number of ways:

- senior executives participate in the same long-term incentive plan as the executive directors which is designed to incentivise growth, capital efficiency and share price appreciation; and
- share ownership is encouraged for the WPP Leaders (approximately the top 240 executives), all of whom have stretching ownership goals.

Management share incentive plans

The Company uses share-based compensation across the workforce to incentivise, retain and recruit talent which encourages a strong ownership culture among employees. The main share plans are described below.

The Restricted Stock Plan

The RSP is used to satisfy awards under the short-term incentive plans (including deferred share bonuses (ESAs)) as well as to grant awards to management under the WPP Leaders, Partners and High Potential program. This program is used to provide awards to about 1,600 of our key executives. In the program, awards are made to participants that vest three years after grant, provided the participant is still employed within the Group.

Executive directors are eligible to receive ESAs under the RSP but ineligible to participate in any other aspect of the management share award program.



The Executive Stock Option Plan

The ExSOP is used to make special grants of options in order to attract or retain key talent. One award was granted in 2012 (one in 2011). This plan is not generally used.

All-employee plan

The Worldwide Ownership Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. During 2012, awards were made to over 48,000 employees, including over 10,000 new participants. By 31 December 2012, options under this plan had been granted to approximately 110,400 employees over 49.2 million shares since March 1997. Executive directors are ineligible to participate in this plan.

Share incentive dilution for 2002 to 2012

The share incentive dilution level, measured on a 10-year rolling basis, has remained constant at 3.7% at 31 December 2012 (4.3% – 2011). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Jeffrey Rosen
Chairman of the Compensation Committee on behalf of the Board of Directors of WPP plc
22 April 2013



Sustainability review

Sustainability issues are important to WPP in the work we do for our clients, the way we run our offices and consider our people and other stakeholders. Our five areas of focus are:

- The impact of our work for clients
- Marketing standards
- Employment practices
- Environmental performance
- Social investment including pro bono work

From integrating high ethical standards, to reducing our impact on the environment and supporting charities through pro bono work, our commitment to sustainability supports our business strategy.

Strategic priorities and financial targets

As stated on pages 7 and 31, WPP's four core strategic priorities are to:

- Increase the geographic share of revenues from the faster-growing markets;
- Increase the share of revenues from new media;
- Increase the share of more measurable marketing services, with a focus on digital and consumer insight, data analytics and the application of new technology; and
- Achieve 'horizontality' by ensuring our people work together for the benefit of clients.

By implementing this strategy effectively we will be well positioned to deliver on our long-term financial targets:

- Revenue and gross margin growth greater than the industry average.
- Annual improvement in operating margin of 0.5 margin points or more.
- Annual organic PBIT growth of 5-10%, and by acquisition by another 0-5%.

How sustainability supports our strategy

Our commitment to sustainability supports these priorities and targets by creating revenue growth and minimising costs in the following ways:

Client relationships and revenue support

Sustainability issues influence our clients' business strategies in all markets and they increasingly look to our companies for advice on these topics. Our ability to anticipate and understand the implications of social and environmental trends enables us to respond to the growing number of sustainability-related marketing briefs.

Many client tender processes now include requests for information on our sustainability policies and performance. Clients who engaged with WPP on our approach to sustainability were worth at least $1.2 billion to the Group in 2012.

Attracting and retaining the best people

There is fierce competition for talent in our industry. Leading employment practices help us to attract and retain the best people, while our efforts to create a diverse and inclusive culture widen our potential talent pool.

Potential recruits frequently raise questions relating to our sustainability performance, demonstrating that our commitment supports recruitment and retention. Our involvement in pro bono work also supports employee engagement.

Meeting investor expectations

WPP share owners continue to show interest in how we manage sustainability risks and opportunities. Europe has the largest market for responsible investment, with approximately €5 trillion of assets under management. The US has $3 trillion, and Asia is predicted to have $4 trillion by 2015.

Improved cost efficiency

Our climate change strategy reduces costs associated with business travel and energy use in offices.

Initiatives to improve the health and wellbeing of our people can help to improve productivity and reduce costs related to time off work due to illness.

Access to digital marketing and insight business

Our clients require assurance that we meet best practice standards for privacy and data protection. Strong policies and procedures at Group and operating company level are essential, as is our involvement in the debate on changes to regulation governing the use of data in marketing.

Creating the right skills base

Our investment in high-quality bespoke training helps us to develop the skills needed to grow our business in key areas such as digital marketing and managing cross-company client teams. In fast-growing markets, investment in education beyond WPP helps to widen our future talent pool.

Our focus on diversity and inclusion enables us to reflect consumers in all the markets in which we operate.

Reputation risk management

Effectively managing social, ethical and environmental risks such as those associated with client work helps to minimise the possibility of damage to our reputation over the longer term.

The robust ethical policies and training we have implemented are essential as we expand the Group in more markets where there is a higher risk of bribery and corruption.

Sustainability management

Paul Richardson, WPP's Group finance director, is the Board director responsible for sustainability. He chairs WPP's Sustainability Committee, which is made up of senior representatives from Group functions and our companies. Committee members meet formally at our Sustainability Strategy Day held annually to review strategy and progress, share best practice and identify opportunities for collaboration. In 2012 the Strategy Day covered:

- Opportunities associated with sustainable marketing
- Marketing standards and risk management
- Privacy and data security
- Employment practices
- Progress against our climate change strategy
- Supply chain management

Management of sustainability issues is decentralised, reflecting our Group structure. Strategic direction and underlying policy principles are established by the parent company and summarised in the WPP Code of Conduct, Group Sustainability Policy and other key policies. Detailed policies are developed and implemented by WPP companies to reflect their businesses.

Our Group sustainability function is responsible for strategy development, data collection, reporting and communication on sustainability with responsible investors, other stakeholders and our companies. It works with Group functions, such as our talent team, legal, communications, compliance, internal audit, real estate, IT and procurement on sustainability and provides support and guidance to our companies. The head of sustainability reports directly to the Group finance director.

Risk and opportunity

Our risk management processes cover both financial and non-financial risks. Our key sustainability risks include marketing ethics, privacy and data protection, employment practices and climate change.

Sustainability risks such as employment risks and marketing ethics risks are included in our Brand Check process (see page 159). The Group finance director also provides an annual assessment of sustainability risks and performance to the Nomination and Governance Committee. This is in addition to the business and financial reporting risks process described earlier in this section of the report.

Reviews of sustainability risks may be included in internal audits (or SOX audits) depending on their scope. Significant findings are related to the Audit Committee.

Providing sustainability marketing services to clients is our most significant sustainability opportunity.

Data and reporting

WPP companies report their sustainability data to the parent company quarterly through our Group financial reporting system.

We will publish our 11th social and environmental performance report in May 2013. In 2011 we appointed Bureau Veritas, an independent assurance provider, to assure our carbon footprint data. Their findings will be published in our Sustainability Report.

We received a number of awards for our reporting during 2012:

- IVCA Clarion Award for Strategic Communication – for making our sustainability reporting more accessible to key audiences through our Annual Report and Sustainability app.
- Golden Peacock Award – for the progress we have made in responding to the needs of different stakeholders, and linking sustainability issues to our business strategy.
- Corporate Engagement Award – for the commitment of our companies to supporting charities and NGOs through pro bono work across the globe.
- Galaxy Gold Award – for WPP's Sustainability Report 2011/2012.
- Digital Impact Award, Best Use of Digital – for our use of digital media to communicate sustainability to investors and clients.
- PWC Building Trust Awards – Highly Commended for People Reporting in the FTSE 100.
- Mercury Excellence Awards – Gold award for our Sustainability Report and Silver for our Sustainability Highlights iPad app.

Stakeholder engagement

We engage with investors, clients, our people, suppliers, interest groups and others on sustainability, responding to questions and sharing our views. This dialogue is useful to the Group in defining its strategy.

We respond to regular requests for information from clients on our approach to sustainability issues and we collaborate with them as appropriate. For example, WPP is a member of Procter & Gamble's Sustainability Supplier Board and helped it to pilot its supplier sustainability scorecard project.

To raise investor awareness of our approach to sustainability we submit this sustainability section of our Annual Report for share owner vote at our AGM. We responded to requests for information from the following organisations in 2012:

- Bloomberg
- Carbon Disclosure Project
- Dow Jones Sustainability Index
- Eco Desk
- Ethical Investment Research Service (EIRIS)
- FTSE4Good
- Goldman Sachs
- Natixis
- Oekom
- Sustainalytics
- Trucost
- Vigeo

WPP is included in the Dow Jones Sustainability Index and the FTSE4Good Index.

Embedding ethical behaviour

All our people are expected to meet high ethical standards. To reinforce this, the senior management of each WPP company are required to sign a statement annually confirming that they comply with WPP's Code of Conduct. The Code is supported by more detailed policies which cover issues such as gifts and entertainment and the appointment of advisors. These are included in the WPP Policy Book.

Employees complete our compulsory ethics training, 'How we behave', which was updated in 2012. It is based on the WPP Code of Conduct, and covers topics such as diversity, privacy, responsibility to stakeholders, and avoiding misleading work. It helps employees identify and respond appropriately to ethical issues they may encounter in their work. Anti-bribery and corruption training is also compulsory. By the end of 2012, over 100,000 employees had completed both sets of training.

Employees can report any concerns or suspected cases of misconduct in confidence through our third party-managed Right to Speak facility, overseen by our internal audit department. This is publicised through induction packs, the Group intranet, the WPP Policy Book and our ethics training. There were 42 calls made via Right to Speak during 2012.

The impact of our work

Creating a more sustainable society requires behaviour change on a large scale. Marketing and communications will play an important role.

Our companies work with clients on sustainability. Our research companies help them refine their strategies, develop new products, and deepen their insight into consumer attitudes. Our creative agencies help them to create compelling communications to market more sustainable products and services.

Many of our companies have developed bespoke sustainability services for clients. These include Burson-Marsteller's Global Corporate Responsibility Practice, Hill+Knowlton Strategies' CR + Sustainability Communications offering, JWT Ethos, Ogilvy Change, Ogilvy Earth, P&G's S-Team (including Added Value, FITCH, G2, The Futures Company, Hill+Knowlton Strategies, Landor and Penn Schoen Berland), and PSB Green.

We also create social marketing campaigns, usually for government or NGO clients, tackling issues related to public health, safety or the environment. They are designed to raise awareness or encourage people to change their behaviour.

Examples of client work in this area are included in our Sustainability Report.

Marketing standards

Our companies are expected to meet high ethical standards in all aspects of business, including in the work they produce for our clients, in deciding the commissions they undertake, and in protecting consumer data used for marketing purposes. Our principles for marketing ethics are summarised in our Code of Conduct and Sustainability Policy and covered in our Group ethics training completed by all employees.

We have a review process for our people to refer commissions that are potentially sensitive due to the client or the nature of the brief. Before accepting work that may pose an ethical risk, employees are required to elevate the decision to the most senior person in the relevant office and then to the most senior executive of the WPP company in the country concerned, who will decide if further referral to a WPP director is required.

A Group-level committee meets at least quarterly, to discuss cases of concern, potential compliance issues and new risk areas. Committee members include the Group chief counsel, compliance officer, Group finance director and the head of sustainability. The committee also reviews potential client-related risks such as bribery and corruption, data privacy and competition rules.

However, despite these highest of intentions, we still make mistakes. Recently, for example, 'scam' ads produced purely for advertising festival awards and never actually run, were produced in India for one of our most important clients. These were offensive and unforgiveable. Appropriate action was taken in respect of those immediately responsible but it is felt by senior management and the Board that a more comprehensive and independent cultural review needs to be taken to ensure that this does not happen again. This will be implemented shortly, subject to client approval.

Privacy

Our companies collect and use consumer data, which makes privacy and data security priorities for WPP.

The parent company provides guidance and advice to our companies on privacy and data security issues. To ensure that all our people have an understanding of the basic issues, we have added privacy and data security to our revised ethics training which will be rolled out to all employees in 2013. We also held a training event on the EU Cookies Directive for employees in the UK during 2012.

In 2012 we reviewed and updated all WPP's data protection, data security and privacy policies, and introduced new policies covering social media, IT and Security. We developed a Data Code of Conduct – a one-page set of principles for how WPP uses and protects data. This is intended to help employees understand our approach and to make decisions that reflect our principles. The Data Code of Conduct and revised policies were launched in early 2013.

We will also launch the WPP Data Health Checker, an interactive survey to be completed by management teams in every WPP company worldwide. Results will help them assess how their current policies and practices compare to best practice, and will provide valuable information to help our Group digital, legal, IT and audit teams to target support where it is needed most.

Our key digital marketing and research companies nominate senior executives to provide leadership on privacy, and to work with other companies in the Group, partners and clients.

In 2012 we established a WPP Privacy Policy Group for senior representatives from our agencies. Members meet monthly to agree Group-wide positions on key issues and to co-ordinate our engagement with policy makers and industry bodies.

WPP as an employer

We seek to employ the best people from around the world and develop their skills in order to continually exceed our clients' expectations. There is fierce competition for talent in our industry, particularly in fast-growing economies and in areas such as digital marketing.

Our talent strategy includes competitive remuneration and reward, alongside a focus on diversity and inclusion, high-quality training and employee engagement.

WPP's chief talent officer, Mark Linaugh, and our talent team assist our companies to attract and develop our talent. Human resources policies are agreed and implemented at operating company level.

Diversity and inclusion

Creating an inclusive work environment and recruiting candidates from diverse backgrounds widens our talent pool, fosters creativity and enhances our consumer insights.

Our non-discrimination and anti-harassment policies are included in our Group Code of Conduct. In the case of disability, our policy is to provide continuing employment and training wherever practicable.

Our companies focus on the following areas to promote diversity and inclusion in their workforce:

- **Awareness and engagement:** Training and awareness campaigns reinforce the importance and business benefits of diversity and inclusion. Company approaches include diversity working groups and leadership councils, as well as professional networks for diverse employees.
- **Targeted recruitment:** Specialist recruitment agencies and publications and minority recruitment fairs can help companies diversify their candidate lists.
- **Internships:** Many companies support internship programs targeted at diverse candidates.
- **Partnerships:** We work with diversity organisations and professional organisations who help our companies strengthen their approach to diversity.

Gender diversity 2008-2012

	% women				
	2008	2009	2010	2011	2012
Board members/ executive leaders	32	32	31	31	32
Senior managers	47	46	48	47	47
Total members	54	54	54	54	54

In 2012, women comprised 32% of Board members/executive leaders, 47% of senior managers and 54% of total employees. There are currently two women on WPP's Board and a female Company Secretary, Group communications director and Group chief counsel.

Data on ethnicity are provided in our Sustainability Report.

Development and training

We invest in training to strengthen and evolve our skills base in line with our business strategy. Training takes place at Group and operating company level and covers all aspects of company business and creative skills. In 2012, WPP companies invested £57.8 million in training and wellbeing, albeit a 1% drop over the previous year.

Group-wide training programs include:

- **Maestro: Orchestrating Client Value** is our flagship executive education program. This five-day course is aimed at strengthening the ability of our most senior client leaders to be valued and trusted advisors to their clients, colleagues and teams.
- **The WPP 'Mini MBA'** curriculum is designed to build functional knowledge and abilities. It combines online tutorials and simulations with instructor-led classroom training. Business disciplines covered are marketing, strategy, people and organisational development, working across cultures, commercial acumen and growing and winning business.
- **'The X Factor'** is a senior mentoring and development initiative led by Charlotte Beers, the former chairman and CEO of Ogilvy & Mather and chairman of JWT. The program takes place over several months and prepares senior WPP female leaders for the next level of leadership.
- **WPP Spectrum**, developed in partnership with Young & Rubicam Group, to develop current and future multidisciplinary global client leaders. Over the course of a year participants explore the skills, knowledge and expertise needed for roles of this size and complexity.
- **Africa Leadership Training.** In 2012, we introduced a leadership training program in Johannesburg, South Africa, for our Africa company leaders. The launch of the new program reflects growth in our business in sub-Saharan Africa. Developed in conjunction with the China Europe International Business School, the four-day curriculum covers skills for company leadership, business acumen and entrepreneurship, marketing strategy and discussions around the impact of globalisation.

Education and social mobility

We invest time, money and expertise in education and social mobility programs to support our local communities and help to make sure that, in the future, we have people with the skills we require. We take a targeted approach, aiming to build long-term relationships in geographic regions that are strategically important to us. This includes partnering with the Shanghai Art & Design Academy (SADA) to launch the WPP School of Communications and Marketing in Shanghai, China's first marketing and communications program focused on applying skills in the commercial environment.

Remuneration and share ownership

We ensure our people receive a competitive remuneration package by benchmarking what we provide against other companies in the relevant market and in our sector.

Many employees, in addition to their base pay, participate in performance-related incentive plans, while more senior people may participate in share-based compensation plans. Incentive plans are designed so that they encourage and reward excellent performance in either their operational business area or in the share price performance of the Company. The Company also provides a range of other benefits such as retirement provision and wellbeing benefits in accordance with local practice.

Since 1997, we have operated a Worldwide Ownership Plan that has granted share awards to more than 118,000 employees. In 2012 approximately 48,000 eligible employees per year received awards in over 67 countries.

Communication

Regular communication helps our people in all markets to keep up-to-date with Group news and changes in the business.

Questions on sustainability are included in WPP company employee opinion surveys currently covering 41% of Group people. These help us assess attitudes and awareness around the Group.

Group-wide communications channels include:

- WPP's multi-award-winning public website (www.wpp.com), Group intranet site, social media channels and professional knowledge communities.
- WPP's multi-award-winning global newspaper and eBook, *The WIRE*.
- WPP's public monthly online news bulletin, *e.wire*, and monthly digital update, *Digital Loop*.
- WPP's annual journal of original thinking, the *Atticus Journal*.
- The WPP Reading Room, an extensive online library of thinkpieces (both public and original).
- Our multi-award-winning Annual Report & Accounts, financial statements and Sustainability Report.
- Regular *FactFiles* profiling specialist services and resources within the Group.
- Regular communication on Group initiatives such as the Worldwide Partnership Program, BrandZ™, the Atticus Awards, the WPPED Cream Awards, the WPP Marketing Fellowship Program and professional development workshops.
- Our series of *Navigator* handbooks, which provide a directory of specialist expertise and individual experts within Group companies.

Health and wellbeing

Our companies invest in initiatives to improve the health of their workforce and to mitigate any health and safety risks. This contributes to employee productivity and reduces the costs of people taking time off work due to illness.

As an office-based business, the main health and safety risks to our people are injuries connected to workstation ergonomics and work-related stress.

Our companies assess the risk of work-related stress through regular staff surveys and by monitoring issues raised via our Right to Speak helpline, Employee Assistance Programs and during exit interviews.

In 2012, there were on average 3.4 days per employee lost to due to sickness compared to 3.3 in 2011.

Employee external appointments

We recognise that our companies' executives may be invited to become non-executive directors of other companies, and that such experience may be beneficial to the Group. Consequently, executives are allowed to accept non-executive appointments with non-competing companies, subject to obtaining the approval of the Group finance director in the case of senior executives.

Environmental performance

Our aim is for WPP to be a low-carbon and resource-efficient Group. This reduces costs and reflects the expectations of many clients, investors and our people. Improving our own performance enhances our credibility as communications advisors on climate change, supports our reputation and helps us to meet client procurement requirements.

We participate in the CDP Climate Change program, a collaboration of institutional investors, and were ranked in the B band for performance and received a disclosure score of 81 out of 100. We also take part in the CDP's Supply Chain program.

Building a low-carbon Group

Our climate change strategy is to reduce our carbon emissions by:

- Improving the energy efficiency of our buildings and IT.
- Reducing non-essential flights by promoting videoconferencing.
- Purchasing renewable electricity where available.
- Offsetting a portion of our unavoidable CO_2 emissions, equivalent to those from business air travel.

Our ambitious target is to reduce carbon emissions to 1.2 tonnes per person by 2020, a 65% reduction on our 2006 baseline. In 2012, our carbon footprint was 2.45 tonnes per person, up 0.3% on 2011 and 28% lower than 2006.

Carbon footprint (tonnes of CO_2 per person)


Scope 1
Scope 2
Scope 3
Target
3.39
2.45
1.60
1.20
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20

Our absolute carbon footprint in 2012 was 283,334 tonnes of CO_2e (rating renewable electricity as zero emissions), an increase of 2% over 2011, which reflects a 2% growth in headcount. When calculated with renewable energy rated as normal grid electricity, our total carbon footprint in 2012 was 307,102 tonnes of CO_2e.

During 2012 our carbon data was reviewed by Bureau Veritas, an independent assurance provider.

We aim to reduce our carbon footprint through the following initiatives:

- **Information:** We aim to empower our companies with better information and tools. We operate smart meters at 30 key locations that provide detailed monthly energy-use reports enabling companies to spot inefficiencies and improve performance. We produce an individual carbon footprint for every company annually, distributed to the WPP company CEO, and run workshops on sustainability issues.
- **Buildings:** Energy efficiency is integrated into our property acquisition and capital expenditure processes and we aim for properties we lease, purchase, fit out or renovate to meet advanced environmental standards, such as Leadership in Energy and Environmental Design (LEED) and BRE Environment Assessment Method (BREEAM). Around 8% of total floor space is currently certified to such standards.
- **IT:** To improve energy efficiency all new IT equipment must comply with our power consumption standards. Through data centre consolidation, server virtualisation and the use of energy-efficient technology, we aim to achieve up to 40% reduction in power consumption for key IT applications. Approximately 50% of our servers are virtualised. Our managed print program, which includes reducing the number of printers, is helping to reduce energy used for printing by up to 30% in each location. It covers approximately 10% of employees.
- **Videoconferencing:** We encourage our people to meet via videoconferencing, avoiding the cost and carbon impact of travelling to meetings. We now support 542 videoconferencing (VC) units in over 150 cities in 50 countries. In 2012, usage increased by 58% (from 2011), with half of all calls involving external links to clients and suppliers and 30% of all calls involving tablet and smartphone users.
- **Renewable electricity:** Around 16% of the total electricity we purchase is generated from renewable sources. Our renewable electricity purchases reduce our total carbon footprint by 23,768 tonnes of CO_2e. We aim to increase the percentage of electricity purchased from renewable sources to 20% by 2015. Energy supply is often included in our contracts with landlords. We are exploring opportunities to 'de-bundle' energy to give us greater control over the suppliers we use and the type of electricity we buy.
- **Carbon offsetting:** We offset a portion of our

unavoidable carbon emissions, equivalent to our emissions from air travel. This means paying someone else to reduce their carbon emissions by a specified amount. Between 2011 and 2012, we offset 197,041 tonnes of carbon by supporting renewable energy projects through South Pole Carbon Asset Management. Our companies cover the cost of offset equivalent to their annual air travel emissions.

Resources and waste

We aim to use resources efficiently, reduce waste and associated costs and to source goods and services that are better for the environment. This includes:

- **Paper:** Our target is to source 50% of the paper we use for copying and printing from recycled sources by 2015. On average, in 2012, 31% of the paper purchased by WPP companies contained at least 50% post-consumer recycled fibre. Our managed print program (see above) helps us to reduce paper use by up to 30% per location. In 2012, our total paper usage was 5,879 tonnes.
- **Waste:** We have established preferred suppliers of recycling services for paper, standard office consumables, and mobile phone handsets where possible, in all major markets (representing 75% of headcount). We appointed several global providers of IT waste disposal services in 2012 to reuse, recycle and safely dispose of our IT equipment. We have established arrangements for mobile phone recycling in our offices across Europe and Asia Pacific.

Social investment

WPP companies make a major contribution to charities through pro bono work – providing creative services for little or no fee – and by negotiating free media space. Pro bono work is important to charities with limited resources, helping them to raise awareness and money and achieve their campaign objectives. It also supports our people's creative and professional development.

WPP and its companies also make cash donations and support employee fundraising and volunteering.

In 2012, our social investment was worth £16.2 million compared with £15.3 million in 2011. This is equivalent to 1.5% of reported profit before tax. This figure includes direct cash donations to charities of £5.1 million and £11.1 million worth of pro bono work based on fees the organisations would have paid for our work. In addition, WPP media agencies negotiated free media space worth £14.3 million on behalf of pro bono clients, making the total social contribution £30.5 million, or 2.8% of reported profit before tax.

Social investment 2008-2012* £m


Pro bono work
Charitable donations
£16.2m
14.5
14.9
14.3
15.3
16.2
18
15
12
9
6
3
0
08
09
10
11
12

*Excludes free media space donations



Read more
Find out more about sustainability at WPP in our Sustainability Report 2012/2013, which will be published in May 2013. See **wpp.com/sustainability**.




Erica 2001



How we comply

Corporate governance: How the Company is governed, including risk management and activities of the Board

Statements of compliance

UK Corporate Governance Code compliance

The Board considers that WPP complied in all material respects throughout 2012 with the provisions of the UK Corporate Governance Code.

Sarbanes-Oxley section 404

The provisions of section 404 of the Sarbanes-Oxley Act require the Company's management to report on the effectiveness of internal control over financial reporting in its Annual Report on Form 20-F which is filed with the US Securities and Exchange Commission. The 2011 assessment and related report from the external auditors confirmed that the Company's internal control over financial reporting was effective and included in the Company's Annual Report on Form 20-F for the year ended 31 December 2011. The 2012 assessment and related report will be included in the Company's Annual Report on Form 20-F due to be published in April 2013.

Internal control

WPP operates a system of internal control, which is maintained and reviewed in accordance with the UK Corporate Governance Code and the guidance in the Turnbull Report as well as Rules 13a-14 and 15 under the Securities Exchange Act 1934. In the opinion of the Board, the Company has complied throughout the year and up to the date of the approval of this Annual Report and Accounts with the Turnbull Report and has also complied with the relevant provisions of the Securities Exchange Act 1934.

How we comply

For ease of reference we have structured this section around the main principles of the UK Corporate Governance Code.

Leadership

The role of the Board

The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company's policy and strategy and is responsible to share owners for the Group's financial and operational performance. Responsibility for the development and implementation of Group policy and strategy and for day-to-day management issues is delegated by the Board to the Group chief executive and the other executive directors. The list of matters reserved to the Board can be downloaded from the website www.wpp.com/wpp/investor.

During 2012, the Board met seven times formally and held 21 committee meetings throughout the year.

Attendance at meetings	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee
Philip Lader[1] (chairman)	7	9	7	5
Sir Martin Sorrell	7	–	–	–
Paul Richardson	7	–	–	–
Mark Read	7	–	–	–
Colin Day	6	8	6	–
Esther Dyson	7	–	6	5
Orit Gadiesh	5	–	–	5
Ruigang Li	2	–	–	–
Bud Morten[2]	7	9	7	4
Koichiro Naganuma	1	–	–	–
Lubna Olayan[3]	2	–	–	–
John Quelch	4	–	–	–
Jeffrey Rosen	6	9	7	–
Paul Spencer	6	9	–	–
Tim Shriver	6	–	6	–
Sol Trujillo	6	9	–	–

[1] By invitation, the chairman attended all of the Audit Committee meetings.
[2] By invitation, Bud Morten attended all Audit and Compensation Committee meetings and all but one of the Nomination and Governance Committee meetings.
[3] Lubna Olayan retired on 13 June 2012.

The role of the chairman

The Board is chaired by Philip Lader, who chairs the Nomination and Governance Committee, and would continue to serve as a member of the Compensation Committee through December 2013 and, at the invitation of the Audit Committee chairman, attended all meetings of that committe. The chairman provides the leadership of the Board and is the main point of contact between the Board and the management team. The chairman represents the Board in discussions with share owners, investor bodies, ensures that systems are in place to provide directors with timely and accurate information, represents the Company in extensive external gatherings, and is also responsible for the Board governance principles.

The role of the senior independent director

The senior independent director is Jeffrey Rosen who is available to share owners and acts as a sounding board for the chairman and as an intermediary for the other directors with the chairman when necessary. The senior independent director's role includes responsibility for the chairman's appraisal and succession. Jeffrey Rosen has been the senior independent director since April 2010.

Non-executive directors

The non-executive directors have a diverse range of skills, experience and backgrounds. As detailed in their biographies on page 108, the non-executive directors work across the globe in media and advertising, investment banking and investment management, pension fund oversight, international management consulting, private equity and angel investing, business education, manufacturing, consumer products and retail management, internet start-ups, government and non-profit organisations. They provide constructive challenge and assistance to the Group chief executive in developing the Group's strategy. All directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in conducting their duties. The Company provides insurance cover for its directors and officers.

Effectiveness

The composition of the Board

The Board was composed of 15 directors in 2012 following Lubna Olayan's decision to step down at the 2012 AGM. Three members are executive directors and 11, plus the chairman, are non-executive directors. The independence of each non-executive director is assessed annually by the Board. The Board has confirmed that all of the non-executives standing for re-election at the 2013 AGM continue to demonstrate the characteristics of independence.

Succession: Board and committee membership

In 2012 WPP commenced a comprehensive review of the Board's composition and effectiveness, directed by the Nomination and Governance Committee with the assistance of Egon Zehnder International, a prominent Board recruitment and advisory firm. Geographic and gender diversity together with skills and experience in marketing services, finance and pertinent technologies are among the priorities of our Board succession.

As a consequence of this review the composition of the Board and the committees are being refreshed. Four of the longest serving non-executive directors, Bud Morten, John Quelch, Paul Spencer and Koichiro Naganuma are not standing for re-election at the 2013 AGM. The Compensation Committee chairman, Jeffrey Rosen, will step down from the committee in December 2013, as will Esther Dyson and Philip Lader.

If elected to serve as newly-appointed non-executive directors, Roger Agnelli, Jacques Aigrain and Hugo Shong would join Colin Day, Sol Trujillo, Tim Shriver and Ruigang Li on the Compensation Committee, with an identified, well-qualified individual (whose client conflict clearance, as discussed in the Nomination and Governance Committee report, cannot be finalised prior to the AGM) to be appointed upon such clearance and to serve as its chair.

If re-elected as a director, Colin Day would succeed Paul Spencer as chairman of the Audit Committee, accompanied by continuing members, Sol Trujillo and Jeffrey Rosen, and to be joined by Jacques Aigrain, Roger Agnelli and Hugo Shong (as well as, potentially, the individual identified above who would be Compensation Committee chairman).

If elected, Roger Agnelli, Tim Shriver, Jeffrey Rosen, Ruigang Li, Hugo Shong and Sally Susman would join Esther Dyson and Orit Gadiesh on the Nomination and Governance Committee, with Philip Lader as chairman. The chairman of the Board participates as an ex-officio member of all Board committees.

Time commitment

Letters of appointment for non-executive directors do not set out a fixed time commitment for Board attendance and duties but give an indication of the likely time required. It is anticipated that the time required by directors will fluctuate depending on the demands of the business and other events.

Development

On joining WPP, non-executive directors are given an induction which includes one-to-one meetings with management and the external auditors, briefings on the duties of directors of a Jersey company, the Model Code, WPP Code of Conduct and the UK Corporate Governance Code. The induction also covers the Board committees that a director will join. All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group's operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group's businesses on a global basis. At the Board meeting held in France in 2012 the Board received briefings from all the heads of the Group's European operations.

Evaluation

WPP undertakes an annual review of the Board, its committees and individual directors. The chairman's performance evaluation by the non-executive directors is led by the senior independent director.

In 2012 a review of the Board's performance was undertaken facilitated by the Group chief counsel on the basis of a questionnaire which tested areas including strategy, risk and governance processes, levels of participation, skills, and the effectiveness of the Board and its committees. Separate conversations were held between each director and either the chairman or the senior independent director. From these findings, we concluded that the Board had been effective and is prepared for a variety of potential macroeconomic, industry, client and personnel challenges. As part of the aforementioned Egon Zehnder International consultancy assignment, that firm interviewed directors, worked closely with the Board chairman and senior independent director to analyse governance strengths and deficiencies, and continues to advise the Board as to additional ways that its effectiveness might be enhanced.

Re-election

The directors submit themselves for annual re-election at each Annual General Meeting, if they wish to continue serving and are considered by the Board to be eligible. Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination and Governance Committee and must then stand for re-election at the next Annual General Meeting where they may be re-elected by ordinary resolution of the share owners.

With only specific exceptions to ensure Board continuity (as noted in the Nomination and Governance Committee report), non-executive directors shall not stand for re-election after they have served for the period of their *independence*, as determined by then-applicable UK and US standards; that currently being a period of nine years. Further, a transition in the Board chairmanship is also planned for 2014.

Diversity

WPP recognises the importance of diversity, including gender, at all levels of the Group as well as the Board.

WPP is committed to increasing diversity across its subsidiaries and supports the development and promotion of talented individuals, including women.

In 2012, women comprised 13% of the WPP Board, 32% of Board members and executive leaders in the subsidiaries, 47% of senior managers and 54% of total employees. Our aspiration is to increase the female representation on the Board to 30% of non-executive directors as part of the Board refreshment process.

Directors' conflicts of interest

The Company's Articles of Association permit the Board to consider and, if it sees fit, to authorise situations where a director has an interest that conflicts, or may possibly conflict, with the interests of the Company (Situational Conflicts). The Board has a formal system in place for directors to declare Situational Conflicts to be considered for authorisation by those directors who have no interest in the matter being considered. In deciding whether to authorise a Situational Conflict, the non-conflicted directors must act honestly and in good faith with a view to the best interests of the Company and they may impose limits or conditions when giving the authorisation, or subsequently, if they think this is appropriate.

Any Situational Conflicts considered, and any authorisations given, are recorded in the relevant minutes. The prescribed procedures have been followed in deciding whether, and on what terms, to authorise Situational Conflicts and the Board believes that the systems it has in place for reporting and considering Situational Conflicts continue to operate effectively.

Accountability

Internal control

The Board (which receives advice from the Audit Committee) has overall responsibility for the system of internal control and risk management in the Group and has reviewed the effectiveness of the system during the year and up to the date of this report. In the context of the scope and complexity of this system, the Board can only give reasonable, not absolute, assurance against material misstatement or loss. The system of controls is designed to manage, but may not eliminate, the risks of failure to achieve WPP's objectives. For certain joint ventures and associates, WPP operates controls over the inclusion of their financial data but places reliance upon the systems of internal control operating within our partners' infrastructure and the obligations upon partners' boards relating to the effectiveness of their own systems.

The principal elements of internal control are described below.

Control environment

The quality and competence of our people, their integrity, ethics and behaviour are all vital to the maintenance of the Group's system of internal control.

The Code of Business Conduct (which is regularly reviewed by the Audit Committee and the Board and was updated in 2012), sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required to sign this Code each year. The WPP Policy Book (which was updated in 2011) includes the Code of Business Conduct and human resource practices, as well as guidance on practices in many operational areas. Breaches or alleged breaches of this Code of Conduct are investigated by the director of internal audit, head of compliance and the Group chief counsel.

The Group has an independently-operated helpline, Right to Speak, to enable our people to report issues that they feel unable to raise locally. A number of issues have been raised during 2012 through 42 calls to this helpline, all of which have been followed through and investigated where appropriate and reported to the Audit Committee.

Risk assessment

Risk monitoring of all of the Group's operations throughout the world is given the highest priority by the Group chief executive, the Group finance director, the chairman of the Audit Committee and the Board, as it is essential to the creation and protection of share owner value and the development of the careers of our people. The Board realises that WPP is a communication services company and its ongoing prosperity depends on being able to continue to provide a quality service to its existing and potential clients in a creative, efficient and economic way.

Identification, management and monitoring of sustainability risks (including social, environmental and ethical risks) is fully integrated into the Group's risk management processes.

At each Board meeting, the Group chief executive presents a Brand Check review of each of the business' operations, including an assessment of the risk in each business, providing feedback on the business risks and details of any change in the risk profile since the last Board meeting.

The Brand Check covers such issues as:

- the possibility of the win or loss of major business (e.g. as a result of a change of senior management at a major client);
- the addition or loss of a key executive of the Group;
- introduction of new legislation in an important market;
- sustainability, including risks relating to marketing ethics, privacy and employment;
- political instability in an important market; and
- changes in accounting or corporate governance practice.

Each operating group undertakes monthly and quarterly procedures and day-to-day management activities to review their operations and business risks. These are formally communicated to the Group chief executive, other executive directors and senior executives in monthly reports and quarterly review meetings and, in turn, to the Board.

Paul Richardson provides an annual assessment of sustainability risks and performance to the Nomination and Governance Committee.

The Board is firmly of the opinion that the monitoring of risk is strongly embedded in the culture of the Company and of the operating companies, in a manner which the Board considers goes beyond the Turnbull recommendations and the requirements of Rules 13a-14 and 15 under the Securities Exchange Act 1934.

Control activities and monitoring

Policies and procedures for all operating companies are set out and communicated in the WPP Policy Book, internal control bulletins and accounting guidelines. The application of these policies and procedures is monitored within the individual businesses and by the Company's director of internal audit and the Group chief counsel.

Operating companies are required to maintain and update documentation of their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with controls over security of data and the provision of timely and reliable information to management. IT and financial controls are also included.

The internal audit department was responsible for reviews and testing of the documentation and the relevant controls for a majority of the Group during 2012, the results of which were reported to the Audit Committee.

Financial reporting

Each operating company annually updates a three-year strategic plan which incorporates financial objectives. These are reviewed by the parent company's management and are agreed with the chief executive of the relevant operating company.

The Group operates a rigorous procedure for the development of operating company budgets which build up the Group's budget. During the final quarter of each financial year, operating companies prepare detailed budgets for the following year for review by the parent company. The Group's budget is reviewed by the Board before being adopted formally. Operating company results are reported monthly and are reviewed locally, regionally and globally by the business groups and by Group management on a consolidated basis and ultimately by the Board. The results are compared to budget and the previous year, with full-year forecasts prepared and updated quarterly throughout the year. The Company reports to share owners four times a year.

At each year-end, all operating companies supply their full-year financial results with such additional information as is appropriate. This information is consolidated to allow the Group to present the necessary disclosures for International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS).

The Disclosure Committee gives further assurance that publicly-released information is free from material omission or misstatement.

Remuneration

The level and components of remuneration

Non-executive directors do not participate in the Company's pension, share option or other incentive plans, but may receive a part of their fees in ordinary shares of the Company and may participate in the Company's deferred compensation program.

The Board considers that the non-executive directors' remuneration conforms with the requirements of the UK Corporate Governance Code.

The fees payable to non-executive directors represent compensation in connection with Board and Board committee meetings and where appropriate for devoting additional time and expertise for the benefit of the Group in a wider capacity.

Details of directors' remuneration and service contracts form part of the report of the Compensation Committee which commences on page 122.

Relations with share owners

Dialogue with share owners

The relationship with share owners, potential share owners and investment analysts is given high priority by the Company.

The Company has a well-developed and continuous program to address the needs of share owners, investment institutions and analysts for a regular flow of information about the Company, its strategy, performance and competitive position. Given the wide geographic distribution of the Company's current and potential share owners, this program includes regular visits to investors, particularly by the Group chief executive, the Group finance director, the deputy Group finance director and the head of investor relations, in the UK, Continental Europe and the major financial centres in North America and also in Asia Pacific and Latin America. (The Company's non-executive chairman is available to meet with investors and regularly consults with investors' governance representatives and advisory bodies). The Company provides a preliminary announcement, an interim management statement at the end of the first and third quarters which includes a trading update, an interim report at half year and a trading update and presentation at the Annual General Meeting.

The Company ensures that it has a proper dialogue with share owners and their representative bodies through executive and non-executive directors in relation to remuneration and corporate governance matters. In 2012 and 2013 the chairman and senior independent director held extensive rounds of discussions with share owners and advisory groups regarding senior executive compensation, the proposed new 2013 long-term incentive plan, and CEO and Board succession planning. The chairman and senior independent director provide thorough feedback to the Board on issues raised with them by share owners.

WPP's website, www.wpp.com, provides current and historical financial information, including trading statements, news releases and presentations and the Company's statement of its corporate governance practices.

The AGM

The 2013 AGM will be held on Wednesday 12 June 2013 at 12pm at the Savoy Hotel, Strand, London WC2R OEU. A separate notice convening the meeting is distributed to share owners and will be published on WPP's website, www.wpp.com. All resolutions for which notice has been given will be decided on a poll.

Managing our risks

Principal risks and uncertainties

The Board has considered the principal risks and uncertainties affecting the Group as at 31 December 2012 and up to the date of this report. These are described below. The Group has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the Group.

Issue	Potential impact	How it is managed
Clients		
The Group competes for clients in a highly-competitive industry and client loss may have a material adverse effect on the Group's market share and its business, revenues, results of operations, financial condition or prospects.	Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies, database marketing and modelling companies, telemarketers and internet companies. Service agreements with clients are generally terminable by the client on 90 days' notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may also in some cases be limited by clients' policies on conflicts of interest.	Operating companies seek to establish reputations in the industry that attract and retain clients, including by improving the quality of their creative output. The Group's different agency networks limit potential conflicts of interest and the Group's cross-discipline team approach seeks to retain clients. Brand Check at every Board meeting.
The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could have a material adverse effect on the Group's prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's 10 largest clients accounted for 17.4% of revenues in the year ended 31 December 2012. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's financial condition.	Global client account managers seek to ensure the Group maintains partnership relationship with major clients. Operating companies seek to establish reputations in the industry that attract and retain clients and key talent. Brand Check at every Board meeting and regular dialogue between directors of the Company and directors of the Group's largest clients.
Economic		
The Group's businesses are subject to recessionary economic cycles. Many of the economies in which the Group operates (including the Eurozone) currently have significant economic challenges.	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms can lead to reduced profitability and cash flow.	Reduction in headcount and overheads. Ensuring that variable staff costs are a significant proportion of total staff costs and revenue. Increased controls over capital expenditure and working capital. Strategic focus on BRICs, the Next 11, new media and consumer insight. Consideration of the impact on the Group if certain countries left the Euro, or in the event the Euro was devalued. Brand Check at every Board meeting.

Issue	Potential impact	How it is managed
Financial		
Currency exchange rate fluctuations could adversely impact the Group's consolidated results.	The Company's reporting currency is pounds sterling. Given the Group's significant international operations, fluctuations in currency exchange rates can affect the Group's consolidated results.	The Group hedges the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts. The balance sheet and cash flows of the Company are hedged by borrowing in the currency of those cash flows. The Company publishes and explains its results in constant currency terms, as well as in sterling and on an actual dollar basis.
The interest rates and fees payable by the Group in respect of certain of its borrowings are, in part, influenced by the credit ratings issued by the international debt rating agencies.	The Company's long-term debt is currently rated Baa2 by Moody's and BBB by Standard and Poor's and the Company's short-term debt obligations P2 and A2 respectively. If the Company's financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company's revolving credit facilities and certain of the Group's bonds could be increased.	Active dialogue with the rating agencies to ensure they are fully apprised of any actions that may affect the Company's debt ratings. The Company also seeks to manage its financial ratios and to pursue policies so as to maintain its investment grade ratings.
The Group is subject to credit risk through the default of a client or other counterparty.	The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. The Group commits to media and production purchases on behalf of some of its clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to the Group to pay such amounts to which it committed as an agent on behalf of those clients.	Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.
Mergers & Acquisitions		
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients' needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such an acquisition and the Group's financial condition could be adversely affected.	Business, legal, tax and financial due diligence carried out prior to acquisition to seek to identify and evaluate material risks and plan the integration process. Warranties and indemnities included in purchase agreements. Audit Committee oversight of acquisition and Board oversight of material acquisitions and review of the integration and performance of recent and prior acquisitions.
Goodwill and other intangible assets recorded on the Group's balance sheet with respect to acquired companies may become impaired.	The Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Group's financial condition.	Regular impairment testing which is a recurring agenda item for the Audit Committee.

Issue	Potential impact	How it is managed
Operational		
The Group operates in 110 countries and is exposed to the risks of doing business internationally.	The Group's international operations are subject to the following risk factors: (i) restrictions and/or changes in taxation on repatriation of earnings; (ii) economic, social or political instability within different countries, regions and markets; (iii) changes in foreign laws and regulatory requirements, such as those on foreign ownership of assets or data usage; and (iv) uncertainty or potential ineffectiveness or lack of enforcement in relation to the Group's client service agreements or other contractual rights.	Affiliate, associate and joint venture structures with local partners used in developing markets. Brand Check at every Board meeting. Uniform approach to internal controls to seek to ensure best practice employed in all jurisdictions.
People		
The Group's performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.	The Group's incentive plans are structured to provide retention value, for example by paying part of annual incentives in shares that vest two years after grant. Operating companies seek to establish reputations in the industry that attract and retain key personnel, including by improving the quality of their creative output. Succession planning of key executives is a recurring agenda item of the Board and Nomination and Governance Committee.

Issue	Potential impact	How it is managed
Regulatory/Legal		
The Group may be subject to regulations restricting its activities or effecting changes in taxation.	Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws and international tax treaties or their application may also adversely affect the Group's reported results.	The Group actively monitors any proposed regulatory or statutory changes and consults with government agencies and regulatory bodies where possible on such proposed changes. Regular briefings to the Audit Committee of significant regulatory or statutory changes. Group representation on a number of industry advisory bodies.
The Group may be exposed to liabilities from allegations that certain of its clients' advertising claims may be false or misleading or that its clients products may be defective or harmful.	The Group works for a large number of clients across a broad spectrum of industries and end markets, some of which may become subject to litigation. As a consequence of providing services to such clients, the Group may itself become involved as a defendant in litigation brought against its clients by third parties, including its clients, competitors or consumers or governmental or regulatory authorities.	The Group seeks to comply with all laws and industry codes governing marketing material. Upward referral procedure within operating companies and to WPP ethical review meetings.
The Group is subject to strict anti-corruption and anti-bribery legislation and enforcement in the countries in which it operates.	The Group may be exposed to liabilities in the event of breaches of anti-corruption and anti-bribery legislation in all of the 110 countries in which it operates.	Online and in-country ethics and anti-bribery and corruption training on a Group-wide basis to raise awareness and seek compliance with the WPP Code of Conduct. Confidential helpline for WPP staff to raise any concerns which are investigated and reported to the Audit Committee on a regular basis. Due diligence on selecting and appointing suppliers and acquisitions. Gift and hospitality register and approvals process.
The Group is subject to strict data protection and privacy legislation in the jurisdictions in which it operates and relies extensively on information technology systems. The Group operates on a largely decentralised basis with a large number of different agencies and operating entities and the resulting size and diversity of the operational systems increases the vulnerability of such systems to breakdown or malicious intrusion.	The Group may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs if the Group fails adequately to protect data or observe privacy legislation in every instance. A system breakdown or intrusion could have a material adverse effect on the Group's business, revenues, results of operations, financial condition or prospects.	The Group assists the operating companies in developing principles on privacy and data protection and compliance with local laws. Nominated senior executives provide leadership on privacy and data protection. Implemented a WPP Data Code of Conduct and new WPP policies on data privacy and security. Rolled out Group-wide WPP Data Health Checker which is an interactive survey to understand the scale and breadth of data collected by WPP agencies, so level of risk associated with this can be assessed.

Other statutory information

Substantial share ownership

As at 22 April 2013, the Company is aware of the following interest of 3% or more in the issued ordinary share capital:

BlackRock Inc	5.12%
Legal & General	3.51%

The disclosed interest refers to the respective combined holdings of this entity and to interests associated with it.

The Company has not been notified of any other holdings of ordinary share capital of 3% or more.

Profits and dividends

The profit before tax for the year was £1,091.9 million (2011: £1,008.4 million). The directors declared a final dividend of 19.71p (2011: 17.14p) per share to be paid on 8 July 2013 to share owners on the register at 7 June 2013 which, together with the first interim ordinary dividend of 8.80p (2011: 7.46p) per share paid on 12 November 2012, makes a total of 28.51p for the year (2011: 24.60p).

Charitable donations

Collectively, WPP companies made £5.1 million of charitable donations in 2012. More detailed information regarding the Group's support of charities is set out in the section dealing with sustainability on pages 145 to 153.

It is the Company's policy not to make payments for political purposes.

Significant agreements and change of control

In addition to the financing agreements to which the Company is a party, details of which are given in note 24 on page 205, the Company is a party to an agreement with Asatsu-DK Inc dated 3 August 1998 pursuant to which WPP subscribed for 20% (at that time) of the share capital of Asatsu and Asatsu subscribed for approximately 4% (at that time) of the issued share capital of WPP. The respective shareholdings may only be transferred following a procedure set out in the agreement. WPP and Asatsu are each entitled to nominate a non-executive director to the Board of the other subject to retaining its shareholding in the other.

All of our bonds except the $369 million 5.875% bonds due June 2014 contain provisions which are triggered on a change of control of the Company. The holders of such bonds (other than the £450 million 5.75% bonds due May 2014) have the right to repayment at par except for holders of our other US$ bonds where the holders have the right to redeem the bonds at 101% of par if the Company is non-investment grade at the time of the change of control or becomes non-investment grade within 120 days of the announcement of the change of control.

In addition the Group has a Revolving Credit Facility in the amount of $1,050 million and £375 million due November 2016, the terms of which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.

In general terms, awards granted under WPP's incentive plans will usually vest on a change of control, albeit on a pro-rated basis. Where awards are subject to performance conditions, those conditions will still need to be met, also on a pro-rated basis. Certain incentive plans allow the Compensation Committee to require outstanding awards to be exchanged for equivalent awards in the acquiring company.

Articles of Association

There are no restrictions on amending the Articles of Association of the Company other than the need to pass a special resolution of the share owners.

Group activities

The principal activity of the Group continues to be the provision of communications services worldwide. The Company acts only as a parent company and does not trade.

Share capital

The Company's authorised share capital consists solely of 1,750,000,000 ordinary 10 pence shares. The Company operates an American Depositary Receipt program. The rights and obligations relating to the ordinary share capital are outlined in the Articles of Association; there are no restrictions on transfer, no restrictions on voting rights and no securities carry special voting rights with regard to control of the Company.

At the Annual General Meeting in June 2012, share owners passed resolutions authorising the Company, in accordance with its Articles of Association, to allot shares up to a maximum nominal amount of £42,830,646 of which £6,331,334 could be allotted for cash free of statutory pre-emption rights. These authorisations were replaced as part of the Scheme of Arrangement when resolutions were passed authorising the Company, in accordance with its Articles of Association, to allot shares up to a maximum nominal amount of £42,667,782 of which £6,315,000 could be allotted for cash free of pre-emption rights. In the year under review no shares were issued for cash free from pre-emption rights. Details of share capital movements are given in note 26 on pages 208 to 211.

Authority for purchase of own shares

At the Annual General Meeting in 2012 share owners passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 126,006,600 of its own shares in the market. This authorisation was replaced as part of the Scheme of Arrangement when a resolution was passed, authorising the Company, in accordance with its Articles of Association to purchase up to 126,300,365 of its own shares in the market. In the year under review, 16,228,400 ordinary shares of 10 pence each were purchased at an average price of £8.30 per share.

Supplier payment policy

The Company has no trade creditors because it is a parent company and does not generate trading revenues. Accordingly, no disclosure can be made of year-end trade creditor days. However, the Group's policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction and to ensure that suppliers are made aware of the terms of payment and to abide by the terms of payment. The average trade creditors for the Group, expressed as a number of days, were 41 (2011: 41).

Auditors

The directors will propose a resolution at the Annual General Meeting to re-appoint Deloitte LLP as auditors.

Going concern

The directors are required to consider whether it is appropriate to prepare the financial statements on the basis that the Company and the Group are going concerns. As part of its normal business practice, the Group prepares annual and longer-term plans and in reviewing this information and in particular the 2012 three-year plan and budget the directors believe that the Company and the Group have adequate resources for the foreseeable future. Therefore the Company and the Group continue to adopt the going concern basis in preparing the financial statements.

Further details of the Group's financial position and borrowing facilities are described in note 10 of the financial statements.

Statement of directors' responsibilities in respect of the preparation of financial statements

The directors are responsible for preparing the financial statements in accordance with applicable law and regulations. The directors have elected to prepare financial statements for the Group in accordance with International Financial Reporting Standards as adopted by the EU (IFRSs) and have also elected to prepare financial statements for the Company in accordance with UK accounting standards. Company law requires the directors to prepare such financial statements in accordance with the Companies (Jersey) Law 1991.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'.

In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures, when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- make an assessment of the Company's ability to continue as a going concern.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report and directors' remuneration report.

The directors are responsible for the maintenance and integrity of the Company website. Jersey legislation and UK regulation governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

The directors confirm that so far as they are aware, there is no relevant audit information of which the Company's auditors are unaware. Each director has taken all the steps that he or she ought to have taken, as a director, in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

The letters from the chairmen of the Nomination and Governance, Audit and Compensation Committees, the statements regarding directors' responsibilities and statement of going concern set out above and the directors' remuneration and interests in the share capital of the Company set out on pages 113 to 143, are included in the Directors' report, which also includes the sections 'Letter to share owners,' 'Who runs WPP' and 'What we think'.

By Order of the Board:

Marie Capes
Company Secretary
22 April 2013







Our 2012 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2012.

The Group's financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group's commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

- Brand names (with finite lives) – 10-20 years.
- Customer-related intangibles – 3-10 years.
- Other proprietary tools – 3-10 years.
- Other (including capitalised computer software) – 3-5 years.

Contingent consideration

Contingent consideration is accounted for in accordance with IFRS 3 Business Combinations.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four- to five-year period following the year of acquisition) and assume the operating companies improve profits in line with directors' estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. For acquisitions completed prior to 1 January 2010, such adjustments are recorded in the consolidated balance sheet within goodwill.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value.

Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

- Freehold buildings – 50 years.
- Leasehold land and buildings – over the term of the lease or life of the asset, if shorter.
- Fixtures, fittings and equipment – 3-10 years.
- Computer equipment – 3-5 years.

Interests in associates and joint ventures

An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

The Group's share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group's share of net assets is shown within interests in associates in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

Other investments

Other investments are designated as 'available for sale' and are shown at fair value with any movements in fair value taken to equity.

On disposal the cumulative gain or loss previously recognised in equity is included in the profit or loss for the year.

Inventory and work in progress

Work in progress is valued at cost, which includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventory is stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are stated net of provisions for bad and doubtful debts.

Foreign currency and interest rate hedging

The Group's policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 25 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group's equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Derecognition of financial liabilities

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.

Convertible debt

Convertible debt is assessed according to the substance of the contractual arrangements and is classified into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

The consolidated income statement charge for the finance cost is spread evenly over the term of the convertible debt so that at redemption the liability equals the redemption value.

Other debt

Other interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

Revenue recognition

Revenue comprises commission and fees earned in respect of amounts billed. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management

Revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. The amount of revenue recognised depends on whether we act as an agent or as a principal in an arrangement with a client. Where we act as an agent, the revenue recorded is the net amount retained when the fee or commission is earned. Although the Group may bear credit risk in respect of these activities, the arrangements with our clients are such that we consider that we are acting as an agent on their behalf. In such cases, costs incurred with external suppliers (such as media suppliers) are excluded from our revenue. Where the Group acts as a principal and contracts directly with suppliers for media payments and production costs, the revenue recorded is the gross amount billed.

Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received or receivable.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Consumer Insight

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

While most of the studies provided in connection with the Group's market research contracts are undertaken in response to an individual client's or group of clients' specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectability is reasonably assured.

Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the consolidated income statement revenue and related costs as contract activity progresses.

Taxation

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable. Such liabilities are classified as current when the Group expects to settle the liability within 12 months and the remainder as non-current. Any interest and penalties accrued are included in income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

The tax laws that apply to the Group's subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments are made to the Group's tax liabilities and deferred tax assets and liabilities where necessary.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also dealt with in other comprehensive income or equity. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity or the consolidated statement of comprehensive income, in which case the deferred tax is also dealt with in equity or the consolidated statement of comprehensive income.

Retirement benefit costs

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the consolidated statement of comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held separately from those of the Group, in separate independently managed funds. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the Company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19 Employee Benefits.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the consolidated income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the consolidated income statement as it is incurred.

Operating leases

Operating lease rentals are charged to the consolidated income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group's investment in such operations) are reported in the consolidated statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 22 and 26.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group's estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

- IFRS 9: Financial Instruments;
- IFRS 10: Consolidated Financial Statements;
- IFRS 11: Joint Arrangements;
- IFRS 12: Disclosure of Interests in Other Entities;
- IFRS 13: Fair Value Measurement;
- IAS 1 (amended): Presentation of Financial Statements;
- IAS 19 (amended): Employee Benefits;
- IAS 27 (revised): Separate Financial Statements;
- IAS 28 (revised): Investments in Associates and Joint Ventures; and
- IAS 32 (amended): Financial Instruments: Presentation.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect.

In the current year, the following Standards and Interpretations became effective:

- IFRS 7 (amended): Financial Instruments: Disclosures; and
- IAS 12 (amended): Income Taxes.

The adoption of these Standards and Interpretations has not led to any changes in the Group's accounting policies.

Critical judgements in applying accounting policies

Management is required to make key decisions and judgements in the process of applying the Group's accounting policies. The most significant areas where such judgements have been necessary are revenue recognition, goodwill and other intangibles, payments due to vendors (earnout agreements), acquisition reserves, taxation and accounting for pension liabilities. Where judgement has been applied, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

Directors' responsibility statement

We confirm that to the best of our knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the management report, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

Sir Martin Sorrell	**Paul Richardson**
Group chief executive	**Group finance director**

22 April 2013



Consolidated income statement

For the year ended 31 December 2012

	Notes	2012 £m	2011 £m	2010 £m	2012 $m[3]	2011 $m[3]	2010 $m[3]
Billings[1]		**44,405.3**	44,791.8	42,683.6	**70,459.1**	71,749.2	65,961.2
Revenue	2	**10,373.1**	10,021.8	9,331.0	**16,459.3**	16,053.4	14,416.2
Direct costs		**(858.3)**	(783.3)	(770.5)	**(1,361.9)**	(1,253.7)	(1,190.0)
Gross profit		**9,514.8**	9,238.5	8,560.5	**15,097.4**	14,799.7	13,226.2
Operating costs	3	**(8,273.7)**	(8,046.3)	(7,587.5)	**(13,120.8)**	(12,896.3)	(11,728.2)
Operating profit		**1,241.1**	1,192.2	973.0	**1,976.6**	1,903.4	1,498.0
Share of results of associates	4	**69.4**	66.1	55.2	**110.3**	105.8	85.3
Profit before interest and taxation		**1,310.5**	1,258.3	1,028.2	**2,086.9**	2,009.2	1,583.3
Finance income	6	**85.9**	97.3	81.7	**136.3**	155.3	126.0
Finance costs	6	**(299.8)**	(297.2)	(276.8)	**(475.3)**	(475.9)	(427.8)
Revaluation of financial instruments	6	**(4.7)**	(50.0)	18.2	**(6.5)**	(79.2)	30.1
Profit before taxation		**1,091.9**	1,008.4	851.3	**1,741.4**	1,609.4	1,311.6
Taxation	7	**(197.2)**	(91.9)	(190.3)	**(315.4)**	(151.1)	(294.4)
Profit for the year		**894.7**	916.5	661.0	**1,426.0**	1,458.3	1,017.2
Attributable to:							
Equity holders of the parent		**822.7**	840.1	586.0	**1,311.5**	1,335.7	901.0
Non-controlling interests		**72.0**	76.4	75.0	**114.5**	122.6	116.2
		894.7	916.5	661.0	**1,426.0**	1,458.3	1,017.2
Headline PBIT	31	**1,531.0**	1,429.0	1,228.7	**2,439.3**	2,281.5	1,893.3
Headline PBIT margin	31	**14.8%**	14.3%	13.2%	**14.8%**	14.2%	13.1%
Headline PBT	31	**1,317.1**	1,229.1	1,033.6	**2,100.3**	1,960.9	1,591.5
Earnings per share[2]							
Basic earnings per ordinary share	9	**66.2p**	67.6p	47.5p	**105.5¢**	107.5¢	73.1¢
Diluted earnings per ordinary share	9	**62.8p**	64.5p	45.9p	**100.0¢**	102.6¢	70.6¢

Notes

The accompanying notes form an integral part of this consolidated income statement.

1 Billings is defined on page 226.

2 The calculations of the Group's earnings per share and headline earnings per share are set out in note 9.

3 The consolidated income statement above is also expressed in US dollars for information purposes only and is unaudited. It has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the period presented. Among other currencies, this includes an average exchange rate of US$1.5852 to the pound sterling for the year 2012 (2011: US$1.6032, 2010: US$1.5461).

Consolidated statement of comprehensive income

For the year ended 31 December 2012

	2012 £m	2011 £m	2010 £m
Profit for the year	**894.7**	916.5	661.0
Exchange adjustments on foreign currency net investments	**(305.2)**	(256.3)	156.3
(Loss)/gain on revaluation of available for sale investments	**(3.5)**	11.3	(59.8)
Actuarial loss on defined benefit pension plans	**(83.9)**	(72.0)	(0.4)
Deferred tax on defined benefit pension plans	**7.3**	0.1	0.2
Other comprehensive loss relating to the year	**(385.3)**	(316.9)	96.3
Total comprehensive income relating to the year	**509.4**	599.6	757.3
Attributable to:			
Equity holders of the parent	**444.2**	529.5	672.6
Non-controlling interests	**65.2**	70.1	84.7
	509.4	599.6	757.3

Note
The accompanying notes form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the year ended 31 December 2012

	Notes	2012 £m	2011 £m	2010 £m
Net cash inflow from operating activities	11	**908.3**	665.2	1,361.2
Investing activities				
Acquisitions and disposals	11	**(566.5)**	(469.8)	(200.1)
Purchases of property, plant and equipment		**(290.3)**	(216.1)	(190.5)
Purchases of other intangible assets (including capitalised computer software)		**(39.8)**	(37.1)	(27.0)
Proceeds on disposal of property, plant and equipment		**123.5**	13.2	7.6
Net cash outflow from investing activities		**(773.1)**	(709.8)	(410.0)
Financing activities				
Share option proceeds		**56.0**	28.8	42.7
Cash consideration for non-controlling interests	11	**(20.1)**	(62.6)	(15.1)
Share repurchases and buy-backs	11	**(134.5)**	(182.2)	(46.4)
Net increase in borrowings	11	**380.5**	301.4	19.8
Financing and share issue costs		**(8.2)**	(11.9)	(3.5)
Equity dividends paid		**(306.6)**	(218.4)	(200.4)
Dividends paid to non-controlling interests in subsidiary undertakings		**(51.9)**	(62.2)	(66.7)
Net cash outflow from financing activities		**(84.8)**	(207.1)	(269.6)
Net increase/(decrease) in cash and cash equivalents		**50.4**	(251.7)	681.6
Translation differences		**(119.3)**	(29.9)	82.2
Cash and cash equivalents at beginning of year		**1,428.2**	1,709.8	946.0
Cash and cash equivalents at end of year	11	**1,359.3**	1,428.2	1,709.8

	Notes	2012 £m	2011 £m	2010 £m
Reconciliation of net cash flow to movement in net debt:				
Net increase/(decrease) in cash and cash equivalents		**50.4**	(251.7)	681.6
Cash inflow from increase in debt financing		**(372.5)**	(289.5)	(16.3)
Debt acquired		**(20.0)**	(17.5)	–
Other movements		**3.4**	(16.4)	(17.7)
Translation differences		**(17.7)**	(1.3)	104.4
Movement of net debt in the year		**(356.4)**	(576.4)	752.0
Net debt at beginning of year		**(2,464.8)**	(1,888.4)	(2,640.4)
Net debt at end of year	10	**(2,821.2)**	(2,464.8)	(1,888.4)

Note

The accompanying notes form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2012

	Notes	2012 £m	2011 £m
Non-current assets			
Intangible assets:			
Goodwill	12	**9,457.2**	9,430.8
Other	12	**1,827.4**	1,859.9
Property, plant and equipment	13	**768.3**	728.3
Interests in associates and joint ventures	14	**887.2**	801.3
Other investments	14	**176.5**	190.8
Deferred tax assets	15	**91.2**	86.0
Trade and other receivables	17	**245.1**	309.1
		13,452.9	13,406.2
Current assets			
Inventory and work in progress	16	**348.2**	333.9
Corporate income tax recoverable		**124.2**	88.5
Trade and other receivables	17	**9,007.0**	8,919.7
Cash and short-term deposits		**1,945.3**	1,946.6
		11,424.7	11,288.7
Current liabilities			
Trade and other payables	18	**(10,907.8)**	(11,165.5)
Corporate income tax payable		**(102.9)**	(113.4)
Bank overdrafts and loans	20	**(1,085.9)**	(518.4)
		(12,096.6)	(11,797.3)
Net current liabilities		**(671.9)**	(508.6)
Total assets less current liabilities		**12,781.0**	12,897.6
Non-current liabilities			
Bonds and bank loans	20	**(3,680.6)**	(3,893.0)
Trade and other payables	19	**(512.0)**	(553.1)
Corporate income tax payable		**(375.3)**	(379.5)
Deferred tax liabilities	15	**(680.3)**	(741.4)
Provision for post-employment benefits	23	**(335.6)**	(282.3)
Provisions for liabilities and charges	21	**(136.6)**	(154.0)
		(5,720.4)	(6,003.3)
Net assets		**7,060.6**	6,894.3
Equity			
Called-up share capital	26	**126.5**	126.6
Share premium account		**175.9**	105.7
Shares to be issued		**1.8**	2.4
Merger reserve		**(5,135.7)**	(5,136.2)
Other reserves	27	**622.7**	938.9
Own shares		**(166.5)**	(177.6)
Retained earnings		**11,186.3**	10,803.5
Equity share owners' funds		**6,811.0**	6,663.3
Non-controlling interests		**249.6**	231.0
Total equity		**7,060.6**	6,894.3

Note
The accompanying notes form an integral part of this consolidated balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 22 April 2013.
Signed on behalf of the Board:

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

Consolidated statement of changes in equity

For the year ended 31 December 2012

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2012	**126.6**	**105.7**	**2.4**	**(5,136.2)**	**938.9**	**(177.6)**	**10,803.5**	**6,663.3**	**231.0**	**6,894.3**
Ordinary shares issued	1.0	55.0	(0.6)	0.5	–	–	–	55.9	–	55.9
Share issue/cancellation costs	–	(0.2)	–	–	–	–	–	(0.2)	–	(0.2)
Share cancellations	(0.7)	–	–	–	0.7	–	(55.1)	(55.1)	–	(55.1)
Treasury share additions	–	–	–	–	–	(0.6)	–	(0.6)	–	(0.6)
Treasury share allocations	–	–	–	–	–	0.9	(0.9)	–	–	–
Treasury share cancellations	(0.6)	–	–	–	0.6	37.2	(37.2)	–	–	–
Exchange adjustments on foreign currency net investments	–	–	–	–	(298.4)	–	–	(298.4)	(6.8)	(305.2)
Net profit for the year	–	–	–	–	–	–	822.7	822.7	72.0	894.7
Dividends paid	–	–	–	–	–	–	(306.6)	(306.6)	(51.9)	(358.5)
Scrip dividend	0.2	15.4	–	–	–	–	(15.6)	–	–	–
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	–	92.8	92.8	–	92.8
Tax adjustment on share-based payments	–	–	–	–	–	–	18.3	18.3	–	18.3
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	(26.4)	(52.4)	(78.8)	–	(78.8)
Actuarial loss on defined benefit pension plans	–	–	–	–	–	–	(83.9)	(83.9)	–	(83.9)
Deferred tax on defined benefit pension plans	–	–	–	–	–	–	7.3	7.3	–	7.3
Loss on revaluation of available for sale investments	–	–	–	–	(3.5)	–	–	(3.5)	–	(3.5)
Recognition/remeasurement of financial instruments	–	–	–	–	2.7	–	14.8	17.5	–	17.5
Share purchases – close period commitments	–	–	–	–	(18.3)	–	–	(18.3)	–	(18.3)
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(21.4)	(21.4)	5.3	(16.1)
Balance at 31 December 2012	**126.5**	**175.9**	**1.8**	**(5,135.7)**	**622.7**	**(166.5)**	**11,186.3**	**6,811.0**	**249.6**	**7,060.6**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

1 Other reserves are analysed in note 27.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Total comprehensive income relating to the year ended 31 December 2012 was £509.4 million (2011: £599.6 million).

For the year ended 31 December 2011

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners' funds £m	Non-controlling interests £m	Total £m
Balance at 1 January 2011	**126.4**	**54.5**	**3.1**	**(5,136.8)**	**1,182.8**	**(144.8)**	**10,361.4**	**6,446.6**	**201.3**	**6,647.9**
Ordinary shares issued	0.6	30.4	(0.7)	0.6	–	–	–	30.9	–	30.9
Share cancellations	(0.7)	–	–	–	0.7	–	(45.9)	(45.9)	–	(45.9)
Treasury share additions	–	–	–	–	–	(29.8)	–	(29.8)	–	(29.8)
Treasury share allocations	–	–	–	–	–	0.8	(0.8)	–	–	–
Exchange adjustments on foreign currency net investments	–	–	–	–	(250.0)	–	–	(250.0)	(6.3)	(256.3)
Net profit for the year	–	–	–	–	–	–	840.1	840.1	76.4	916.5
Dividends paid	–	–	–	–	–	–	(218.4)	(218.4)	(62.2)	(280.6)
Scrip dividend	0.3	20.8	–	–	–	–	(21.1)	–	–	–
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	–	78.8	78.8	–	78.8
Tax adjustment on share-based payments	–	–	–	–	–	–	(11.7)	(11.7)	–	(11.7)
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	(3.8)	(102.7)	(106.5)	–	(106.5)
Actuarial loss on defined benefit pension plans	–	–	–	–	–	–	(72.0)	(72.0)	–	(72.0)
Deferred tax on defined benefit pension plans	–	–	–	–	–	–	0.1	0.1	–	0.1
Gain on revaluation of available for sale investments	–	–	–	–	11.3	–	–	11.3	–	11.3
Recognition/remeasurement of financial instruments	–	–	–	–	(5.9)	–	33.8	27.9	–	27.9
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(38.1)	(38.1)	21.8	(16.3)
Balance at 31 December 2011	**126.6**	**105.7**	**2.4**	**(5,136.2)**	**938.9**	**(177.6)**	**10,803.5**	**6,663.3**	**231.0**	**6,894.3**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

[1] Other reserves are analysed in note 27.

[2] Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the consolidated financial statements

For the year ended 31 December 2012

1. General information
WPP plc is a company incorporated in Jersey. The address of the registered office is Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES and the address of the principal executive office is 27 Farm Street, London, United Kingdom, W1J 5RJ. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information
The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

The Group is organised into four reportable segments – Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, promotional and relationship marketing.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, the directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors.

Operating sectors
Reported contributions were as follows:

	Revenue[1] 2012 £m	**Headline PBIT[2] 2012 £m**	**Headline PBIT margin 2012 %**	Revenue[1] 2011 £m	Headline PBIT[2] 2011 £m	Headline PBIT margin 2011 %	Revenue[1] 2010 £m	Headline PBIT[2] 2010 £m	Headline PBIT margin 2010 %
Advertising and Media Investment Management	**4,273.2**	**754.5**	**17.7**	4,157.2	667.9	16.1	3,733.3	573.0	15.3
Consumer Insight	**2,460.2**	**246.9**	**10.0**	2,458.0	258.7	10.5	2,430.2	234.8	9.7
Public Relations & Public Affairs	**917.1**	**136.4**	**14.9**	885.4	142.9	16.1	844.5	133.1	15.8
Branding & Identity, Healthcare and Specialist Communications	**2,722.6**	**393.2**	**14.4**	2,521.2	359.5	14.3	2,323.0	287.8	12.4
	10,373.1	**1,531.0**	**14.8**	10,021.8	1,429.0	14.3	9,331.0	1,228.7	13.2

Notes
1 Intersegment sales have not been separately disclosed as they are not material.
2 A reconciliation from reported profit before interest and taxation to headline PBIT is provided in note 31. Reported profit before interest and taxation is reconciled to reported profit before taxation in the consolidated income statement.

Other information	Share-based payments £m	Capital additions[1] £m	Depreciation and amortisation[2] £m	Goodwill impairment & write-downs £m	Share of results of associates £m	Interests in associates and joint ventures £m
2012						
Advertising and Media Investment Management	**49.3**	**198.4**	**97.1**	**0.7**	**34.7**	**566.9**
Consumer Insight	**16.6**	**60.5**	**55.5**	**–**	**18.6**	**102.4**
Public Relations & Public Affairs	**4.9**	**12.4**	**15.7**	**31.3**	**2.3**	**47.9**
Branding & Identity, Healthcare and Specialist Communications	**22.0**	**66.9**	**56.4**	**–**	**13.8**	**170.0**
	92.8	**338.2**	**224.7**	**32.0**	**69.4**	**887.2**
2011						
Advertising and Media Investment Management	44.5	112.7	94.2	–	36.4	549.9
Consumer Insight	12.7	63.1	49.8	–	16.3	101.3
Public Relations & Public Affairs	3.9	15.4	15.8	–	3.2	42.6
Branding & Identity, Healthcare and Specialist Communications	17.7	62.0	51.7	–	10.2	107.5
	78.8	253.2	211.5	–	66.1	801.3
2010						
Advertising and Media Investment Management	36.8	95.6	94.2	0.3	26.2	487.3
Consumer Insight	13.7	58.9	49.8	–	15.1	122.6
Public Relations & Public Affairs	3.3	12.9	14.1	2.0	4.1	58.7
Branding & Identity, Healthcare and Specialist Communications	16.6	50.1	52.2	7.7	9.8	123.5
	70.4	217.5	210.3	10.0	55.2	792.1

Notes

1 Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

2 Depreciation of property, plant and equipment and amortisation of other intangible assets.

	Assets			Liabilities		
Balance sheet	Segment assets £m	Unallocated corporate assets[1] £m	Consolidated total assets £m	Segment liabilities £m	Unallocated corporate liabilities[1] £m	Consolidated total liabilities £m
2012						
Advertising and Media Investment Management	**12,013.9**			**(9,152.7)**		
Consumer Insight	**3,371.4**			**(1,004.0)**		
Public Relations & Public Affairs	**1,724.2**			**(370.8)**		
Branding & Identity, Healthcare and Specialist Communications	**5,607.4**			**(1,364.5)**		
	22,716.9	**2,160.7**	**24,877.6**	**(11,892.0)**	**(5,925.0)**	**(17,817.0)**
2011						
Advertising and Media Investment Management	12,075.9			(9,331.8)		
Consumer Insight	3,525.3			(1,058.2)		
Public Relations & Public Affairs	1,825.0			(411.4)		
Branding & Identity, Healthcare and Specialist Communications	5,147.6			(1,353.5)		
	22,573.8	2,121.1	24,694.9	(12,154.9)	(5,645.7)	(17,800.6)
2010						
Advertising and Media Investment Management	11,795.7			(9,553.6)		
Consumer Insight	3,691.2			(1,143.9)		
Public Relations & Public Affairs	1,699.6			(388.4)		
Branding & Identity, Healthcare and Specialist Communications	5,031.4			(1,409.4)		
	22,217.9	2,127.2	24,345.1	(12,495.3)	(5,201.9)	(17,697.2)

Note

1 Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

Contributions by geographical area were as follows:

	2012 £m	2011 £m	2010 £m
Revenue[1]			
North America[4]	**3,546.5**	3,388.2	3,299.8
UK	**1,275.2**	1,183.5	1,087.6
Western Continental Europe[5]	**2,439.2**	2,505.1	2,325.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**3,112.2**	2,945.0	2,618.3
	10,373.1	10,021.8	9,331.0

	Margin	2012 £m	Margin	2011 £m	Margin	2010 £m
Headline PBIT[2]						
North America[4]	**16.3%**	**578.6**	15.5%	525.6	14.7%	484.6
UK	**13.6%**	**173.3**	14.0%	165.3	13.6%	147.9
Western Continental Europe[5]	**10.4%**	**252.9**	11.3%	284.0	9.5%	221.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**16.9%**	**526.2**	15.4%	454.1	14.3%	374.6
	14.8%	**1,531.0**	14.3%	1,429.0	13.2%	1,228.7

	2012 £m	2011 £m
Non-current assets[3]		
North America[4]	**5,131.9**	4,960.4
UK	**1,766.7**	1,728.1
Western Continental Europe[5]	**3,590.3**	3,681.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**2,731.1**	2,765.0
	13,220.0	13,135.3

Notes

1 Intersegment sales have not been separately disclosed as they are not material.

2 Headline PBIT is defined in note 31.

3 Non-current assets excluding financial instruments and deferred tax.

4 North America includes the US with revenue of £3,309.4 million (2011: £3,149.9 million, 2010: £3,097.9 million), headline PBIT of £547.8 million (2011: £490.2 million, 2010: £448.7 million) and non-current assets of £4,534.4 million (2011: £4,396.5 million).

5 Western Continental Europe includes Ireland with revenue of £36.6 million (2011: £40.3 million, 2010: £37.4 million), headline PBIT of £0.7 million (2011: £1.1 million, 2010: £2.0 million) and non-current assets of £50.4 million (2011: £52.4 million).

3. Operating costs

	2012 £m	2011 £m	2010 £m
Staff costs (note 5)	**6,106.1**	5,872.5	5,438.7
Establishment costs	**690.6**	674.1	659.2
Other operating costs (net)	**1,477.0**	1,499.7	1,489.6
Total operating costs	**8,273.7**	8,046.3	7,587.5
Operating costs include:			
Goodwill impairment (note 12)	**32.0**	–	10.0
Investment write-downs	**19.6**	32.8	37.5
Gain on sale of freehold property in New York	**(71.4)**	–	–
Cost of changes to corporate structure	**4.1**	–	–
Restructuring costs	**93.4**	–	–
Amortisation and impairment of acquired intangible assets (note 12)	**171.9**	172.0	170.5
Amortisation of other intangible assets (note 12)	**33.7**	25.7	25.4
Depreciation of property, plant and equipment	**184.2**	178.7	178.3
Losses/(gains) on sale of property, plant and equipment	**0.7**	(0.9)	0.7
Gains on disposal of investments	**(26.8)**	(0.4)	(4.1)
Gains on remeasurement of equity interest on acquisition of controlling interest	**(5.3)**	(31.6)	(13.7)
Net foreign exchange losses	**7.7**	1.1	8.0
Operating lease rentals:			
Land and buildings	**464.6**	459.6	449.9
Sublease income	**(23.0)**	(29.1)	(32.8)
	441.6	430.5	417.1
Plant and machinery	**21.9**	23.0	24.8
	463.5	453.5	441.9

In 2012, operating profit includes credits totalling £19.8 million (2011: £14.0 million, 2010: £16.5 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2011. Further details of the Group's approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 28.

Investment write-downs of £19.6 million (2011: £32.8 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group's investment.

Restructuring costs of £93.4 million include £62.9 million of severance costs arising from a structural reassessment of certain of the Group's operations, primarily in Western Continental Europe; and £30.5 million of other costs, primarily accelerated depreciation of IT assets in the US and Europe, arising from an overhaul of its centralised IT infrastructure.

All of the operating costs of the Group are related to administrative expenses.

Auditors' remuneration:

	2012 £m	2011 £m	2010 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	**1.4**	1.4	1.4
The audit of the Company's subsidiaries pursuant to legislation	**14.6**	15.3	14.8
	16.0	16.7	16.2
Other services pursuant to legislation	**3.1**	3.1	3.1
Fees payable to the auditors pursuant to legislation	**19.1**	19.8	19.3
Tax advisory services	**2.5**	2.3	2.7
Tax compliance services	**1.0**	1.1	1.2
	3.5	3.4	3.9
Corporate finance services	**0.5**	0.5	0.2
Other services[1]	**3.9**	4.7	5.1
Total non-audit fees	**7.9**	8.6	9.2
Total fees	**27.0**	28.4	28.5

Note
1 Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals
Amounts payable in 2013 under leases will be as follows:

	Plant and machinery			Land and buildings		
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
In respect of operating leases which expire:						
– within one year	4.1	5.5	4.8	34.8	27.4	32.7
– within two to five years	13.0	13.2	14.8	166.1	190.7	163.4
– after five years	0.2	0.5	0.2	145.4	143.6	159.7
	17.3	19.2	19.8	346.3	361.7	355.8

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2012 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December			
2013	363.6	(7.0)	356.6
2014	310.9	(4.3)	306.6
2015	277.9	(3.3)	274.6
2016	227.4	(1.7)	225.7
2017	179.8	(0.7)	179.1
Later years	829.0	(0.4)	828.6
	2,188.6	(17.4)	2,171.2

4. Share of results of associates
Share of results of associates include:

	2012 £m	2011 £m	2010 £m
Share of profit before interest and taxation	**105.1**	99.9	86.0
Share of exceptional (losses)/gains	**(3.0)**	2.1	(0.3)
Share of interest and non-controlling interests	**(1.6)**	(2.5)	(2.7)
Share of taxation	**(31.1)**	(33.4)	(27.8)
	69.4	66.1	55.2

5. Our people
Our staff numbers averaged 114,490 for the year ended 31 December 2012 against 109,971 in 2011 and 101,387 in 2010, including acquisitions. Their geographical distribution was as follows:

	2012	2011	2010
North America	**27,782**	27,540	25,546
UK	**11,413**	10,761	9,620
Western Continental Europe	**23,322**	22,298	21,154
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**51,973**	49,372	45,067
	114,490	109,971	101,387

Their operating sector distribution was as follows:

	2012	2011	2010
Advertising and Media Investment Management	**48,662**	47,252	42,424
Consumer Insight	**28,989**	29,204	28,167
Public Relations & Public Affairs	**8,437**	7,869	7,364
Branding & Identity, Healthcare and Specialist Communications	**28,402**	25,646	23,432
	114,490	109,971	101,387

At the end of 2012 staff numbers were 115,711 (2011: 113,615, 2010: 104,052). Including all employees of associated undertakings, this figure was approximately 165,000 at 31 December 2012 (2011: 158,000, 2010: 146,000).

Staff costs include:

	2012 £m	2011 £m	2010 £m
Wages and salaries	**4,289.7**	4,079.4	3,696.8
Cash-based incentive plans	**198.1**	259.4	271.9
Share-based incentive plans (note 22)	**92.8**	78.8	70.4
Social security costs	**524.7**	499.3	450.1
Pension costs (note 23)	**148.7**	135.4	120.6
Severance	**50.8**	53.9	74.3
Other staff costs[1]	**801.3**	766.3	754.6
	6,106.1	5,872.5	5,438.7
Staff cost to revenue ratio	**58.9%**	58.6%	58.3%

Note
1 Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £7.9 million (2011: £7.3 million, 2010: £7.7 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Further details of compensation for key management personnel are disclosed on pages 121 to 143.

6. Finance income, finance costs and revaluation of financial instruments
Finance income includes:

	2012 £m	2011 £m	2010 £m
Expected return on pension plan assets (note 23)	**30.0**	32.6	30.6
Income from available for sale investments	**1.2**	0.6	9.3
Interest income	**54.7**	64.1	41.8
	85.9	97.3	81.7

Finance costs include:

	2012 £m	2011 £m	2010 £m
Interest on pension plan liabilities (note 23)	**41.3**	43.8	45.9
Interest on other long-term employee benefits	**1.7**	1.8	1.9
Interest payable and similar charges[1]	**256.8**	251.6	229.0
	299.8	297.2	276.8

Revaluation of financial instruments[2] include:

	2012 £m	2011 £m	2010 £m
Movements in fair value of treasury instruments	**(14.8)**	(12.7)	21.8
Revaluation of put options over non-controlling interests	**(5.1)**	(30.9)	(3.6)
Revaluation of payments due to vendors (earnout agreements)	**15.2**	(6.4)	–
	(4.7)	(50.0)	18.2

Notes

1 Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.

2 Financial instruments are held at fair value through profit and loss.

The majority of the Group's long-term debt is represented by $2,581 million of US dollar bonds at an average interest rate of 5.49%, €1,850 million of Eurobonds at an average interest rate of 5.52% and £1,050 million of sterling bonds including convertible bonds at an average interest rate of 5.96%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $186 million at an average interest rate of 1.72% inclusive of margin.

Average borrowings under the US Commercial Paper Program (note 10) amounted to $239 million at an average interest rate of 0.50% inclusive of margin.

7. Taxation

The headline tax rate was 21.2% (2011: 22.0%) and is defined below. The tax rate on reported PBT was 18.1% (2011: 9.1%).

In 2011, the tax rate on reported PBT was significantly lower than the headline tax rate, primarily due to the resolution of historic tax liabilities. The release of prior year corporate tax provisions resulted from the resolution of a number of open matters. Based on the size of this release, it was classified as an exceptional item and therefore excluded from the calculation of headline earnings and headline tax rate.

Cash taxes paid in the year were £257.0 million (2011: £247.9 million). The cash tax rate on headline PBT was 19.5% (2011: 20.2%).

The tax charge is based on the profit for the year and comprises:

	2012 £m	2011 £m	2010 £m
Corporation tax			
Current year	**335.5**	310.3	276.2
Prior years	**(41.7)**	(47.7)	(1.0)
Exceptional release of prior year provisions	**–**	(106.1)	–
Tax credit relating to restructuring costs	**(15.7)**	–	–
	278.1	156.5	275.2
Deferred tax			
Current year	**(14.4)**	4.5	(21.4)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	**(86.0)**	(72.4)	(37.5)
Deferred tax on gain on sale of freehold property in New York	**20.0**	–	–
	(80.4)	(67.9)	(58.9)
Prior years	**(0.5)**	3.3	(26.0)
	(80.9)	(64.6)	(84.9)
Tax charge	**197.2**	91.9	190.3

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2012 £m	2011 £m	2010 £m
Profit before taxation	**1,091.9**	1,008.4	851.3
Tax at the corporation tax rate of 25%[1]	**273.0**	252.1	212.8
Tax effect of share of results of associates	**(17.4)**	(16.5)	(13.8)
Tax effect of items that are not deductible/(taxable)	**(7.5)**	13.0	(7.8)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**13.9**	9.2	15.4
Origination and reversal of temporary differences not previously recognised	**(39.2)**	20.2	12.0
Tax losses not utilised in the year	**45.4**	49.3	46.2
Tax effect of utilisation of tax losses not previously recognised	**(18.6)**	(41.4)	(47.5)
Tax effect of recognition of tax losses not previously recognised	**(10.2)**	(43.5)	–
Release of prior year provisions in relation to acquired businesses	**(20.6)**	(21.4)	(19.7)
Other prior year adjustments	**(21.6)**	(23.0)	(7.3)
Exceptional release of prior year provisions	**–**	(106.1)	–
Tax charge	**197.2**	91.9	190.3
Effective tax rate on profit before tax	**18.1%**	9.1%	22.4%
Headline tax rate	**21.2%**	22.0%	22.0%

Note

1 Irish non-trading corporation tax rate.

The calculation of the headline tax rate is as follows:

	2012 £m	2011 £m	2010 £m
Headline PBT[1]	**1,317.1**	1,229.1	1,033.6
Tax charge	**197.2**	91.9	190.3
Deferred tax on gain on sale of freehold property in New York	**(20.0)**	–	–
Tax credit relating to restructuring costs	**15.7**	–	–
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	**86.0**	72.4	37.5
Exceptional release of prior year provisions	–	106.1	–
Headline tax charge	**278.9**	270.4	227.8
Headline tax rate	**21.2%**	22.0%	22.0%

Note

1 Headline PBT is defined in note 31.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2012	2011	2010	2012	2011	2010
Per share	Pence per share			£m	£m	£m
2011 Second interim dividend	**17.14p**	11.82p	10.28p	**212.8**	147.3	126.6
2012 First interim dividend	**8.80p**	7.46p	5.97p	**109.4**	92.2	73.8
	25.94p	19.28p	16.25p	**322.2**	239.5	200.4

	2012	2011	2010	2012	2011	2010
Per ADR[1]	Cents per share			$m	$m	$m
2011 Second interim dividend	**137.39¢**	91.37¢	80.53¢	**341.2**	227.7	198.3
2012 First interim dividend	**69.75¢**	59.80¢	46.15¢	**173.5**	147.8	114.1
	207.14¢	151.17¢	126.68¢	**514.7**	375.5	312.4

The Company operated a scrip dividend scheme in 2012 which enabled share owners to receive new fully paid ordinary shares in the Company instead of cash dividends. Included in the £322.3 million dividends recognised in 2012 are cash dividends of £306.6 million and scrip dividends of £15.6 million.

Proposed final dividend for the year ended 31 December 2012:

	2012	2011	2010
Per share	Pence per share		
2012 Final dividend[2]	**19.71p**	17.14p	11.82p

	2012	2011	2010
Per ADR[1]	Cents per ADR		
2012 Final dividend[2]	**156.22¢**	137.39¢	91.37¢

Note

1 These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 180. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

2 Second interim dividend in 2011 and 2010.

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2012	2011	2010
Reported earnings[1] (£m)	**822.7**	840.1	586.0
Headline earnings (£m) (note 31)	**966.2**	882.3	730.8
Average shares used in basic EPS calculation (m)	**1,243.4**	1,242.7	1,233.1
Reported EPS	**66.2p**	67.6p	47.5p
Headline EPS	**77.7p**	71.0p	59.3p

Note

1 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2012	2011	2010
Diluted reported earnings (£m)	**848.8**	866.2	614.3
Diluted headline earnings (£m)	**992.3**	908.4	759.1
Average shares used in diluted EPS calculation (m)	**1,352.6**	1,342.2	1,339.0
Diluted reported EPS	**62.8p**	64.5p	45.9p
Diluted headline EPS	**73.4p**	67.7p	56.7p

Diluted EPS has been calculated based on the diluted reported and diluted headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. For the year ended 31 December 2012 these convertible bonds were dilutive and earnings were consequently increased by £26.1 million (2011: £26.1 million, 2010: £28.3 million) for the purpose of the calculation of diluted earnings. In addition, at 31 December 2012, options to purchase 6.3 million ordinary shares (2011: 4.0 million, 2010: 11.6 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2012 m	2011 m	2010 m
Average shares used in basic EPS calculation	**1,243.4**	1,242.7	1,233.1
Dilutive share options outstanding	**4.9**	4.5	6.7
Other potentially issuable shares	**27.8**	18.5	22.7
£450 million 5.75% convertible bonds	**76.5**	76.5	76.5
Shares used in diluted EPS calculation	**1,352.6**	1,342.2	1,339.0

At 31 December 2012 there were 1,265,407,107 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt	
	2012 £m	2011 £m	2012 £m	2011 £m
Analysis of changes in financing				
Beginning of year	**232.3**	180.9	**3,893.0**	3,598.2
Ordinary shares issued	**56.0**	31.0	–	–
Share cancellations	**(0.7)**	(0.7)	–	–
Treasury share cancellations	**(0.6)**	–	–	–
Share issue costs paid	**(0.2)**	–	–	–
Scrip dividend	**15.6**	21.1	–	–
Net increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	**380.5**	301.4
Net amortisation of financing costs included in net debt	–	–	**6.8**	7.6
Debt acquired	–	–	**20.0**	17.5
Other movements	–	–	**(18.2)**	(2.7)
Exchange adjustments	–	–	**(101.6)**	(29.0)
End of year	**302.4**	232.3	**4,180.5**	3,893.0

Note

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2012, the Company's share base was entirely composed of ordinary equity share capital and share premium of £302.4 million (2011: £232.3 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $369 million of 5.875% bonds due June 2014, $600 million of 8% bonds due September 2014 and $812 million of 4.75% bonds due November 2021. In September 2012, the Group issued $500 million of 3.625% bonds due September 2022 and $300 million of 5.125% bonds due September 2042.

Eurobonds The Group has in issue €600 million of 4.375% bonds due December 2013, €500 million of 5.25% bonds due January 2015 and €750 million of 6.625% bonds due May 2016.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a five-year Revolving Credit Facility of $1.05 billion and £375 million due November 2016. The Group's borrowing under these facilities, which are drawn down predominantly in US dollars and pounds sterling, averaged the equivalent of $186 million in 2012. The Group had available undrawn committed credit facilities of £1,021.5 million at December 2012 (2011: £972.3 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group operates a commercial paper program using the Revolving Credit Facility as a backstop. The average commercial paper outstanding during the year was $239.3 million. There was no US Commercial Paper outstanding at 31 December 2012.

Convertible bonds

The Group has in issue £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 76,530,612 WPP ordinary shares at an initial share price of £5.88 per share.

The convertible bonds have a nominal value of £450 million at 31 December 2012. In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. This fair value has been calculated assuming redemption in May 2014 and using a discount rate of 8.25%, based on the estimated rate of interest that would have applied to a comparable bond issued at that time without the convertible option. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £435.0 million and the equity component is £44.5 million as at 31 December 2012.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2012 was approximately £453.8 million. This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2012 £m	2011 £m
Within one year	**(721.4)**	(240.8)
Between one and two years	**(1,244.8)**	(722.2)
Between two and three years	**(529.6)**	(1,259.3)
Between three and four years	**(707.4)**	(524.7)
Between four and five years	**(465.1)**	(787.1)
Over five years	**(1,610.3)**	(1,304.1)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	**(5,278.6)**	(4,838.2)
Short-term overdrafts – within one year	**(586.0)**	(518.4)
Future anticipated cash flows	**(5,864.6)**	(5,356.6)
Effect of discounting/financing rates	**1,098.1**	945.2
Debt financing	**(4,766.5)**	(4,411.4)
Cash and short-term deposits	**1,945.3**	1,946.6
Net debt	**(2,821.2)**	(2,464.8)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2012 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,913.0	5.53%	n/a	92
	– floating	444.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	58
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	690.7	6.50%	n/a	38
	– floating	344.2	n/a	EURIBOR	n/a
¥	– fixed	64.0	2.07%	n/a	11
Other		(25.4)	n/a	n/a	n/a
		4,180.5			

Note

1 Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2012 the amount still to be written to income was £0.7 million (2011: £1.2 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.

2011 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,494.1	6.00%	n/a	63
	– floating	477.9	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	70
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	710.3	6.50%	n/a	50
	– floating	354.0	n/a	EURIBOR	n/a
¥	– fixed	75.4	2.07%	n/a	24
$C[2]	– floating	79.7	n/a	LIBOR	n/a
Other		(48.4)	n/a	n/a	n/a
		3,893.0			

Notes
1 Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.
2 Represents Canadian dollars.

The following table is an analysis of future anticipated cash flows in relation to the Group's financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

	Financial liabilities		Financial assets	
2012	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	333.0	262.7	773.9	865.8
Between one and two years	339.9	280.8	753.5	839.8
Between two and three years	454.1	352.5	525.9	608.7
Between three and four years	1.1	0.4	2.4	12.4
Between four and five years	26.1	25.4	226.7	237.4
Over five years	–	–	–	–
	1,154.2	**921.8**	**2,282.4**	**2,564.1**

	Financial liabilities		Financial assets	
2011	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	60.5	52.3	167.5	214.3
Between one and two years	328.1	233.3	771.7	869.8
Between two and three years	356.5	284.9	785.1	867.6
Between three and four years	478.5	353.2	537.4	633.9
Between four and five years	1.1	0.6	4.2	37.4
Over five years	26.1	25.5	227.3	237.4
	1,250.8	949.8	2,493.2	2,860.4

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 182.

Net cash from operating activities:

	2012 £m	2011 £m	2010 £m
Profit for the year	**894.7**	916.5	661.0
Taxation	**197.2**	91.9	190.3
Revaluation of financial instruments	**4.7**	50.0	(18.2)
Finance costs	**299.8**	297.2	276.8
Finance income	**(85.9)**	(97.3)	(81.7)
Share of results of associates	**(69.4)**	(66.1)	(55.2)
Operating profit	**1,241.1**	1,192.2	973.0
Adjustments for:			
Non-cash share-based incentive plans (including share options)	**92.8**	78.8	70.4
Depreciation of property, plant and equipment	**191.0**	185.8	184.9
Impairment of goodwill	**32.0**	–	10.0
Amortisation and impairment of acquired intangible assets	**171.9**	172.0	170.5
Amortisation of other intangible assets	**33.7**	25.7	25.4
Investment write-downs	**19.6**	32.8	37.5
Gains on disposal of investments	**(26.8)**	(0.4)	(4.1)
Gains on remeasurement of equity interest on acquisition of controlling interest	**(5.3)**	(31.6)	(13.7)
Gain on sale of freehold property in New York	**(71.4)**	–	–
Losses/(gains) on sale of property, plant and equipment	**0.7**	(0.9)	0.7
Operating cash flow before movements in working capital and provisions	**1,679.3**	1,654.4	1,454.6
(Increase)/decrease in inventories and work in progress	**(17.6)**	32.7	(46.3)
Increase in receivables	**(436.4)**	(1.8)	(850.8)
Increase/(decrease) in payables – short-term	**105.3**	(618.5)	1,135.7
Increase in payables – long-term	**4.1**	19.2	10.3
Decrease in provisions	**(43.6)**	(52.5)	(23.4)
Cash generated by operations	**1,291.1**	1,033.5	1,680.1
Corporation and overseas tax paid	**(257.0)**	(247.9)	(207.4)
Interest and similar charges paid	**(228.3)**	(241.4)	(219.7)
Interest received	**56.6**	63.2	50.7
Investment income	**1.2**	0.6	4.2
Dividends from associates	**44.7**	57.2	53.3
Net cash inflow from operating activities	**908.3**	665.2	1,361.2

Acquisitions and disposals:

	2012 £m	2011 £m	2010 £m
Initial cash consideration	**(462.0)**	(352.3)	(138.6)
Cash and cash equivalents acquired (net)	**46.6**	98.8	57.0
Earnout payments	**(85.7)**	(150.0)	(113.3)
Loan note redemptions	**(1.0)**	(0.8)	(5.1)
Purchase of other investments (including associates)	**(111.4)**	(68.1)	(23.8)
Proceeds on disposal of investments	**47.0**	2.6	23.7
Acquisitions and disposals	**(566.5)**	(469.8)	(200.1)
Cash consideration for non-controlling interests	**(20.1)**	(62.6)	(15.1)
Net cash outflow	**(586.6)**	(532.4)	(215.2)

Share repurchases and buy-backs:

	2012 £m	2011 £m	2010 £m
Purchase of own shares by ESOP Trusts	**(78.8)**	(106.5)	(46.4)
Share cancellations (excluding brokerage fees)	**(55.1)**	(45.9)	–
Shares purchased into treasury	**(0.6)**	(29.8)	–
Net cash outflow	**(134.5)**	(182.2)	(46.4)

Net increase in borrowings:

	2012 £m	2011 £m	2010 £m
Proceeds from issue of $500 million bonds	**312.1**	319.5	–
Proceeds from issue of $300 million bonds	**187.3**	–	–
Repayment of debt acquired	**(20.0)**	(18.1)	–
(Decrease)/increase in drawings on bank loans	**(79.7)**	–	19.8
Repayment of $30 million TNS private placements	**(19.2)**	–	–
Net cash inflow	**380.5**	301.4	19.8

Cash and cash equivalents:

	2012 £m	2011 £m	2010 £m
Cash at bank and in hand	**1,721.4**	1,833.5	1,877.1
Short-term bank deposits	**223.9**	113.1	88.1
Overdrafts[1]	**(586.0)**	(518.4)	(255.4)
Cash and cash equivalents at end of year	**1,359.3**	1,428.2	1,709.8

Note

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2012 and 2011 were as follows:

	£m
Cost:	
1 January 2011	9,678.8
Additions[1]	434.6
Revision of earnout estimates	25.9
Exchange adjustments	(150.8)
31 December 2011	9,988.5
Additions[1]	360.8
Revision of earnout estimates	8.6
Exchange adjustments	(315.8)
31 December 2012	**10,042.1**
Accumulated impairment losses and write-downs:	
1 January 2011	572.5
Exchange adjustments	(14.8)
31 December 2011	557.7
Impairment losses for the year	32.0
Exchange adjustments	(4.8)
31 December 2012	**584.9**
Net book value:	
31 December 2012	**9,457.2**
31 December 2011	9,430.8
1 January 2011	9,106.3

Note

1 Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Cash-generating units with significant goodwill as at 31 December 2012 and 2011 are:

	2012 £m	2011 £m
GroupM	**1,964.4**	2,037.7
Kantar	**1,764.0**	1,791.2
Wunderman	**1,096.9**	1,119.9
Y&R Advertising	**984.5**	1,025.5
Burson-Marsteller	**480.4**	489.8
Other	**3,167.0**	2,966.7
Total goodwill	**9,457.2**	9,430.8

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets

The movements in 2012 and 2011 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:				
1 January 2011	1,053.7	1,332.5	229.9	2,616.1
Additions	–	–	37.1	37.1
Disposals	–	–	(11.7)	(11.7)
New acquisitions	–	117.6	2.0	119.6
Other movements[1]	–	21.2	1.5	22.7
Exchange adjustments	(17.3)	(7.7)	(5.0)	(30.0)
31 December 2011	1,036.4	1,463.6	253.8	2,753.8
Additions	–	–	39.8	39.8
Disposals	–	–	(19.0)	(19.0)
New acquisitions	–	185.2	1.3	186.5
Other movements[1]	–	12.9	0.3	13.2
Exchange adjustments	(43.3)	(34.1)	(11.9)	(89.3)
31 December 2012	**993.1**	**1,627.6**	**264.3**	**2,885.0**
Amortisation and impairment:				
1 January 2011	–	550.8	160.8	711.6
Charge for the year	–	172.0	25.7	197.7
Disposals	–	–	(11.3)	(11.3)
Other movements	–	(2.6)	(1.0)	(3.6)
Exchange adjustments	–	2.0	(2.5)	(0.5)
31 December 2011	–	722.2	171.7	893.9
Charge for the year	–	171.9	33.7	205.6
Disposals	–	–	(18.4)	(18.4)
Other movements	–	(2.3)	(2.8)	(5.1)
Exchange adjustments	–	(10.2)	(8.2)	(18.4)
31 December 2012	**–**	**881.6**	**176.0**	**1,057.6**
Net book value:				
31 December 2012	**993.1**	**746.0**	**88.3**	**1,827.4**
31 December 2011	1,036.4	741.4	82.1	1,859.9
1 January 2011	1,053.7	781.7	69.1	1,904.5

Note

1 Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

Brands with an indefinite life are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2012 include brand names of £408.8 million (2011: £371.9 million), customer-related intangibles of £287.7 million (2011: £294.1 million), and other assets (including proprietary tools) of £49.5 million (2011: £75.4 million).

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The carrying values of brands with an indefinite useful life are assessed for impairment purposes by using the royalty and loyalty methods of valuation, both of which utilise the net present value of future cash flows associated with the brands.

In years prior to 2012, the goodwill impairment review was initially undertaken as at 30 June and then updated as at 31 December which was the annual testing date. For 2012, the annual testing date was changed to 30 September to better align the impairment testing procedures with the financial planning process. This change did not accelerate, delay, avoid, or cause a goodwill impairment charge. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows, using a pre-tax discount rate of 9.5% (2011: 9.5%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2011: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

Goodwill impairment charges of £32.0 million and £nil were recorded in the years ended 31 December 2012 and 2011, respectively. The impairment charge relates to certain underperforming businesses in the Group. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the 'recoverable amount', defined as the higher of fair value less costs to sell and value in use.

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group's financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised and a reasonably possible change in assumptions would not lead to a significant impairment. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

13. Property, plant and equipment

The movements in 2012 and 2011 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:						
1 January 2011	12.4	73.4	672.7	376.0	581.1	1,715.6
Additions	–	0.6	76.2	43.1	96.2	216.1
New acquisitions	–	–	2.5	4.6	6.9	14.0
Disposals	–	(0.9)	(33.2)	(41.0)	(57.8)	(132.9)
Exchange adjustments	–	–	(4.3)	(13.0)	(14.2)	(31.5)
31 December 2011	12.4	73.1	713.9	369.7	612.2	1,781.3
Additions	29.7	71.2	79.6	34.6	83.3	298.4
New acquisitions	–	–	2.3	1.8	4.4	8.5
Disposals	(4.0)	(26.3)	(79.8)	(54.0)	(81.8)	(245.9)
Exchange adjustments	(1.0)	(0.4)	(29.7)	(18.7)	(25.5)	(75.3)
31 December 2012	**37.1**	**117.6**	**686.3**	**333.4**	**592.6**	**1,767.0**
Depreciation:						
1 January 2011	–	28.0	311.7	228.3	439.2	1,007.2
Charge for the year	–	3.2	58.3	42.9	81.4	185.8
Disposals	–	(0.3)	(24.9)	(37.7)	(55.0)	(117.9)
Exchange adjustments	–	(1.4)	(2.0)	(7.9)	(10.8)	(22.1)
31 December 2011	–	29.5	343.1	225.6	454.8	1,053.0
Charge for the year	–	3.2	62.3	40.6	84.9	191.0
Disposals	–	(14.3)	(56.5)	(47.6)	(78.0)	(196.4)
Exchange adjustments	–	(0.6)	(14.3)	(13.2)	(20.8)	(48.9)
31 December 2012	**–**	**17.8**	**334.6**	**205.4**	**440.9**	**998.7**
Net book value:						
31 December 2012	**37.1**	**99.8**	**351.7**	**128.0**	**151.7**	**768.3**
31 December 2011	12.4	43.6	370.8	144.1	157.4	728.3
1 January 2011	12.4	45.4	361.0	147.7	141.9	708.4

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £47.0 million (2011: £127.4 million). The decrease is due to fewer significant property development projects in North America.

14. Interests in associates, joint ventures and other investments

The movements in 2012 and 2011 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2011	372.8	419.3	792.1	173.7
Additions	39.3	–	39.3	29.3
Goodwill arising on acquisition of new associates	–	3.4	3.4	–
Share of results of associate undertakings (note 4)	66.1	–	66.1	–
Dividends and other movements	(67.3)	18.3	(49.0)	–
Exchange adjustments	(0.7)	(4.8)	(5.5)	–
Reclassification (to)/from subsidiaries	(16.0)	(25.0)	(41.0)	7.3
Revaluation of other investments	–	–	–	11.3
Amortisation of other intangible assets	–	(2.1)	(2.1)	–
Write-downs	(2.0)	–	(2.0)	(30.8)
31 December 2011	392.2	409.1	801.3	190.8
Additions	32.1	–	32.1	24.8
Goodwill arising on acquisition of new associates	–	54.5	54.5	–
Share of results of associate undertakings (note 4)	69.4	–	69.4	–
Dividends and other movements	(49.3)	15.8	(33.5)	–
Exchange adjustments	(28.7)	(29.6)	(58.3)	(6.1)
Disposals	(9.6)	–	(9.6)	(14.4)
Reclassification from subsidiaries	35.2	2.9	38.1	–
Revaluation of other investments	–	–	–	(3.5)
Amortisation of other intangible assets	–	(2.3)	(2.3)	–
Write-downs	(0.7)	(3.8)	(4.5)	(15.1)
31 December 2012	**440.6**	**446.6**	**887.2**	**176.5**

The investments included above as 'other investments' represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The carrying values of the Group's associates and joint ventures are reviewed for impairment in accordance with the Group's accounting policies.

The Group's principal associates and joint ventures at 31 December 2012 included:

	% owned	Country of incorporation
Asatsu-DK Inc	24.3	Japan
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
CHI&Partners Limited	49.9	UK
Chime Communications PLC	21.1	UK
CTR Market Research Co., Ltd	46.0	China
CVSC Sofres Media Co Limited	40.0	China
GIIR Inc	28.8	Korea
Globant	20.3	Argentina
High Co SA	34.1	France
IBOPE Latinoamericana SA	41.8	Brazil
Scangroup Limited	31.8	Kenya
Singleton Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited[1]	18.6	Australia
The Jupiter Drawing Room (Proprietary) Limited	49.0	South Africa
WVI Marketing Communications Group Limited	50.0	Russia

Note

1 Although the Group holds less than 20% of STW Communications Group Limited, it is considered to be an associate as the Group exercises significant influence by virtue of a position on the Board of Directors.

The market value of the Group's shares in its principal listed associate undertakings at 31 December 2012 was as follows: Asatsu-DK Inc: £150.7 million, Chime Communications PLC: £40.0 million, High Co SA: £15.2 million, GIIR Inc: £18.3 million, Scangroup Limited: £40.6 million, and STW Communications Group Limited: £53.2 million (2011: Asatsu-DK Inc: £175.0 million, Chime Communications PLC: £20.8 million, High Co SA: £16.9 million, GIIR Inc: £22.9 million, Scangroup Limited: £19.2 million, and STW Communications Group Limited: £41.7 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group's consolidated balance sheet at 31 December 2012 was as follows: Asatsu-DK Inc: £197.0 million, Chime Communications PLC: £36.8 million, High Co SA: £32.4 million, GIIR Inc: £26.7 million, Scangroup Limited: £21.0 million, and STW Communications Group Limited: £67.8 million (2011: Asatsu-DK Inc: £229.4 million, Chime Communications PLC: £29.4 million, High Co SA: £32.4 million, GIIR Inc: £24.0 million, Scangroup Limited: £20.4 million, and STW Communications Group Limited: £68.3 million).

Where the market value of the Group's listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group's investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group's associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2012.

	2012 £m	2011 £m	2010 £m
Income statement			
Revenue	**2,268.0**	2,127.2	2,142.3
Operating profit	**262.1**	293.7	229.9
Profit before taxation	**262.8**	316.5	245.1
Profit for the year	**176.5**	190.5	179.1

	2012 £m	2011 £m
Balance sheet		
Assets	**4,956.5**	4,388.2
Liabilities	**(2,424.0)**	(2,191.8)
Net assets	**2,532.5**	2,196.4

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £18.8 million (2011: £40.0 million).

15. Deferred tax

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

- the future earnings potential determined through the use of internal forecasts;
- the cumulative losses in recent years;
- the various jurisdictions in which the potential deferred tax assets arise;
- the history of losses carried forward and other tax assets expiring;
- the timing of future reversal of taxable temporary differences;
- the expiry period associated with the deferred tax assets; and
- the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2012			
Deferred tax assets	221.2	(130.0)	**91.2**
Deferred tax liabilities	(810.3)	130.0	**(680.3)**
	(589.1)	–	**(589.1)**
2011			
Deferred tax assets	151.4	(65.4)	**86.0**
Deferred tax liabilities	(806.8)	65.4	**(741.4)**
	(655.4)	–	**(655.4)**

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2012 and 2011:

	Tax losses £m	Retirement benefit obligations £m	Property, plant & equipment £m	Share-based payments £m	Other short-term temporary differences £m	Total £m
1 January 2011	6.3	13.1	2.0	49.6	66.6	137.6
Acquisition of subsidiaries	0.7	–	–	–	–	0.7
Credit/(charge) to income	24.4	–	0.8	(2.8)	3.8	26.2
Credit/(charge) to other comprehensive income	–	0.5	–	–	(0.3)	0.2
Charge to equity	–	–	–	(11.8)	–	(11.8)
Exchange adjustments	0.2	(0.1)	(0.1)	(0.3)	(1.2)	(1.5)
31 December 2011	31.6	13.5	2.7	34.7	68.9	151.4
Credit/(charge) to income	5.7	3.0	41.2	9.9	(0.2)	59.6
Credit to other comprehensive income	–	7.7	–	–	–	7.7
Credit to equity	–	–	–	13.3	–	13.3
Transfer to corporation tax	–	–	–	–	3.9	3.9
Exchange adjustments	(1.7)	(0.5)	(0.2)	(2.0)	(10.3)	(14.7)
31 December 2012	**35.6**	**23.7**	**43.7**	**55.9**	**62.3**	**221.2**

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2012 the balance related to temporary differences in relation to accounting provisions, tax credits, and tax deductible goodwill.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2012 and 2011:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant & equipment £m	Other short-term temporary differences £m	Total £m
1 January 2011	688.1	21.2	92.4	0.1	7.4	809.2
Acquisition of subsidiaries	44.9	–	–	–	–	44.9
(Credit)/charge to income	(60.8)	1.3	17.7	–	3.4	(38.4)
Exchange adjustments	(9.7)	0.4	0.4	–	–	(8.9)
31 December 2011	662.5	22.9	110.5	0.1	10.8	806.8
Acquisition of subsidiaries	59.4	–	–	–	1.9	61.3
(Credit)/charge to income	(71.8)	1.5	21.1	30.2	(2.2)	(21.2)
Exchange adjustments	(25.4)	(3.4)	(5.9)	–	(1.9)	(36.6)
31 December 2012	**624.7**	**21.0**	**125.7**	**30.3**	**8.6**	**810.3**

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,730.9 million (2011: £4,996.0 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £687.9 million (2011: £439.0 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,043.0 million (2011: £4,557.0 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £398.7 million that will expire by 2022, £16.9 million that will expire by 2027, £58.9 million that will expire by 2029, £4.5 million that will expire by 2032 and £2,830.3 million of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,846.3 million. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2012 £m	2011 £m
Work in progress	**343.3**	327.0
Inventory	**4.9**	6.9
	348.2	333.9

17. Trade and other receivables
The following are included in trade and other receivables:

Amounts falling due within one year:

	2012 £m	2011 £m
Trade receivables (net of bad debt provision)	**6,204.2**	6,305.1
VAT and sales taxes recoverable	**75.6**	76.2
Prepayments and accrued income	**2,232.2**	2,044.0
Other debtors	**495.0**	494.4
	9,007.0	8,919.7

The ageing of trade receivables and other financial assets is as follows:

2012	Carrying amount at 31 December 2012 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	6,204.2	3,942.5	1,447.2	659.2	140.1	9.5	5.7
Other financial assets	467.4	311.3	77.0	35.7	7.4	10.1	25.9
	6,671.6	4,253.8	1,524.2	694.9	147.5	19.6	31.6

2011	Carrying amount at 31 December 2011 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	6,305.1	3,887.3	1,624.5	648.8	119.5	6.2	18.8
Other financial assets	489.8	330.2	51.8	42.4	8.7	22.2	34.5
	6,794.9	4,217.5	1,676.3	691.2	128.2	28.4	53.3

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2012 £m	2011 £m
Prepayments and accrued income[1]	**29.5**	36.6
Other debtors[1]	**73.9**	87.6
Fair value of derivatives	**141.7**	184.9
	245.1	309.1

Note
[1] Comparative figures have been restated to be consistent with current year presentation.

Movements on bad debt provisions were as follows:

	2012 £m	2011 £m
Balance at beginning of year	**125.7**	114.6
New acquisitions	**0.7**	4.0
Charged to operating costs	**18.1**	31.1
Exchange adjustments	**(4.1)**	(1.9)
Utilisations and other movements	**(35.1)**	(22.1)
Balance at end of year	**105.3**	125.7

The allowance for bad and doubtful debts is equivalent to 1.7% (2011: 2.0%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year
The following are included in trade and other payables falling due within one year:

	2012 £m	2011 £m
Trade payables	**7,227.5**	7,292.7
Other taxation and social security	**433.6**	420.5
Payments due to vendors (earnout agreements)	**33.4**	96.8
Liabilities in respect of put option agreements with vendors	**64.3**	79.2
Deferred income	**880.2**	1,002.3
Fair value of derivatives	**31.6**	0.5
Share purchases – close period commitments	**18.2**	–
Other creditors and accruals	**2,219.0**	2,273.5
	10,907.8	11,165.5

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year
The following are included in trade and other payables falling due after more than one year:

	2012 £m	2011 £m
Payments due to vendors (earnout agreements)	**160.6**	137.3
Liabilities in respect of put option agreements with vendors	**80.0**	89.1
Fair value of derivatives	**79.7**	139.9
Other creditors and accruals	**191.7**	186.8
	512.0	553.1

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout-related obligations:

	2012 £m	2011 £m
Within one year	**33.4**	96.8
Between one and two years	**35.7**	31.6
Between two and three years	**28.7**	25.2
Between three and four years	**30.4**	18.6
Between four and five years	**63.8**	28.9
Over five years	**2.0**	33.0
	194.0	234.1

	2012 £m	2011 £m
At the beginning of the year	234.1	275.3
Earnouts paid (note 11)	(85.7)	(150.0)
New acquisitions	61.5	80.4
Revision of estimates taken to goodwill (note 12)	8.6	25.9
Revaluation of payments due to vendors (note 6)	(15.2)	6.4
Exchange adjustments	(9.3)	(3.9)
At the end of the year	**194.0**	234.1

As of 31 December 2012, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil to £322 million (2011: £nil to £256 million) and £nil to £819 million (2011: £nil to £931 million), respectively. The decrease in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements that have completed and payments made on active arrangements, partially offset by earnout arrangements related to new acquisitions during the year.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2012 £m	2011 £m
Bank overdrafts	**586.0**	518.4
Corporate bonds and bank loans	**499.9**	–
	1,085.9	518.4

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than 1 year:

	2012 £m	2011 £m
Corporate bonds and bank loans	**3,680.6**	3,893.0

The Group estimates that the fair value of convertible and corporate bonds is £4,759.7 million at 31 December 2012 (2011: £4,232.6 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2012 £m	2011 £m
Within one year	**1,085.9**	518.4
Between one and two years	**1,071.2**	540.9
Between two and three years	**408.4**	1,078.9
Between three and four years	**607.8**	438.9
Between four and five years	**433.0**	698.0
Over five years	**1,160.2**	1,136.3
	4,766.5	4,411.4

21. Provisions for liabilities and charges

The movements in 2012 and 2011 were as follows:

	Property £m	Other £m	Total £m
1 January 2011	58.4	103.2	161.6
Charged to the income statement	11.8	16.5	28.3
New acquisitions	4.3	15.5	19.8
Utilised	(10.5)	(13.3)	(23.8)
Released to the income statement	(6.3)	(6.2)	(12.5)
Transfers	(9.6)	(8.7)	(18.3)
Exchange adjustments	0.2	(1.3)	(1.1)
31 December 2011	48.3	105.7	154.0
Charged to the income statement	8.9	14.8	23.7
New acquisitions	0.7	11.4	12.1
Utilised	(8.0)	(18.8)	(26.8)
Released to the income statement	(6.8)	(5.4)	(12.2)
Transfers	(0.7)	(7.7)	(8.4)
Exchange adjustments	(1.1)	(4.7)	(5.8)
31 December 2012	**41.3**	**95.3**	**136.6**

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for vacant space, sub-let losses and other property-related liabilities. Also included are other provisions, such as certain long-term employee benefits and legal claims, where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2012 £m	2011 £m	2010 £m
Share-based payments	**92.8**	78.8	70.4

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2012, there was £167.0 million (2011: £149.1 million) of total unrecognised compensation cost related to the Group's restricted stock plans. That cost is expected to be recognised over a period of one to two years.

Further information on stock options is provided in note 26.

Restricted stock plans
The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant current schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)
Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares ('investment shares') in order to have the opportunity to earn additional WPP shares ('matching shares'). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2012, 2011, 2010, 2009 and 2008 grants is five shares for each investment share. The 2008 Renewed LEAP plan vested in March 2013 at a match of 4.29 shares for each investment share.

Performance Share Awards (PSA)
Grants of stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group
Stock option grants under the executive stock option plan were not significant in 2012, 2011 or 2010 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group's ESOP Trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

Valuation methodology
For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 26, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/non-market conditions
Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP and LEAP III schemes are subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo Model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2012 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2012 number m
Renewed LEAP/ LEAP III[1]	4.5	1.8	(0.1)	(1.6)	**4.6**
Performance Share Awards (PSA)	4.9	3.9	(0.4)	(1.4)	**7.0**
Leaders, Partners and High Potential Group	10.9	3.4	(0.8)	(3.7)	**9.8**
Weighted average fair value (pence per share):					
Renewed LEAP/ LEAP III[1]	633p	745p	375p	633p	**683p**
Performance Share Awards (PSA)	757p	824p	792p	705p	**802p**
Leaders, Partners and High Potential Group	657p	781p	671p	546p	**740p**

Note
1 The number of shares granted represents the 'investment shares' committed by participants at grant date for the 2012 LEAP III plan in addition to the matched shares awarded on vest date for the 2007 Renewed LEAP plan which vested in March 2012. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2012 was £47.5 million (2011: £76.5 million, 2010: £61.8 million).

23. Provision for post-employment benefits
Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2012 £m	2011 £m	2010 £m
Defined contribution plans	**124.9**	114.7	101.5
Defined benefit plans charge to operating profit	**23.8**	20.7	19.1
Pension costs (note 5)	**148.7**	135.4	120.6
Expected return on pension plan assets (note 6)	**(30.0)**	(32.6)	(30.6)
Interest on pension plan liabilities (note 6)	**41.3**	43.8	45.9
	160.0	146.6	135.9

Defined benefit plans
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2012.

The Group's policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2012 amounted to £56.5 million (2011: £66.8 million, 2010: £53.3 million). Employer contributions and benefit payments in 2013 are expected to be in the range of £50 million to £70 million depending on the performance of the assets.

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2012 % pa	2011 % pa	2010 % pa	2009 % pa
UK				
Discount rate[1]	**4.2**	4.7	5.4	5.7
Rate of increase in salaries	**2.9**	3.0	3.4	3.5
Rate of increase in pensions in payment	**3.9**	4.0	4.0	4.2
Inflation	**2.4**	2.5	3.2	3.5
Expected rate of return on equities	**7.5**	7.5	7.5	7.5
Expected rate of return on bonds[1]	**3.6**	3.6	4.5	4.8
Expected rate of return on insured annuities	**4.2**	4.7	5.4	5.7
Expected rate of return on property	**n/a**	6.9	6.9	6.9
Expected rate of return on cash and other	**4.3**	3.9	4.0	4.4
Weighted average return on assets	**4.3**	4.6	5.4	5.6
North America				
Discount rate[1]	**3.5**	4.4	5.1	5.7
Rate of increase in salaries	**3.0**	3.0	3.0	3.0
Inflation	**2.5**	2.5	2.5	2.5
Expected rate of return on equities	**7.9**	7.9	7.9	7.9
Expected rate of return on bonds[1]	**3.6**	4.1	4.3	4.7
Expected rate of return on cash and other	**3.6**	3.9	6.4	6.6
Weighted average return on assets	**5.3**	5.9	6.4	6.5
Western Continental Europe				
Discount rate[1]	**3.6**	4.8	5.3	5.5
Rate of increase in salaries	**2.4**	2.7	2.7	2.7
Rate of increase in pensions in payment	**2.0**	2.0	2.0	2.0
Inflation	**2.0**	2.0	2.0	2.1
Expected rate of return on equities	**7.1**	7.1	7.1	7.8
Expected rate of return on bonds[1]	**2.7**	3.8	4.4	4.1
Expected rate of return on property	**5.4**	6.1	6.1	6.5
Expected rate of return on cash and other	**4.0**	4.3	4.6	4.6
Weighted average return on assets	**4.3**	4.7	5.0	5.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe				
Discount rate[1]	**4.1**	4.8	4.0	4.2
Rate of increase in salaries	**6.1**	5.7	4.4	4.2
Inflation	**4.7**	4.8	5.1	4.9
Expected rate of return on equities	**8.7**	n/a	10.0	10.1
Expected rate of return on bonds[1]	**4.4**	7.3	8.0	8.2
Expected rate of return on cash and other	**5.6**	5.4	1.0	1.1
Weighted average return on assets	**5.3**	5.8	3.4	3.6

Note

[1] The assumptions used for the discount rates are based on high-quality corporate bond yields, whereas the assumptions used for the expected rate of return on bonds reflect the yield expected on actual bonds held.

There are a number of areas in pension accounting that involve judgements made by management based on advice of qualified advisors. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested and the expected compound return that can reasonably be expected for the portfolio to earn over time, which reflects forward-looking economic assumptions. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries, that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories. The studies performed at the time these assumptions were set support the reasonableness of the return assumptions based on the target allocation of investment classes and the then-current market conditions.

At 31 December 2012, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	21.9	20.4	24.4	20.5	19.3
– current pensioners (at age 65) – female	23.9	22.6	25.6	23.6	24.7
– future pensioners (current age 45) – male	24.1	22.5	26.5	23.0	19.3
– future pensioners (current age 45) – female	26.0	24.5	27.9	25.6	24.7

Note

[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2011 were 20.9 years and 22.8 years for male and female current pensioners (at age 65) respectively, and 22.4 years and 24.0 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2012, the effect on the year-end 2012 plan liabilities would be a decrease or increase, respectively, of approximately £34 million.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2012 £m	%	2011 £m	%	2010 £m	%
Equities	**145.0**	**20.4**	168.7	25.8	188.2	29.8
Bonds	**282.3**	**39.8**	271.4	41.5	245.7	38.9
Insured annuities	**74.5**	**10.5**	67.6	10.4	66.3	10.5
Property	**0.8**	**0.1**	9.4	1.4	9.6	1.5
Cash and other	**207.2**	**29.2**	136.6	20.9	121.5	19.3
Total fair value of assets	**709.8**	**100.0**	653.7	100.0	631.3	100.0
Present value of liabilities	**(1,044.1)**		(934.5)		(871.2)	
Deficit in the plans	**(334.3)**		(280.8)		(239.9)	
Irrecoverable surplus	**(1.0)**		(1.1)		(0.9)	
Unrecognised past service cost	**(0.3)**		(0.4)		(0.7)	
Net liability[1]	**(335.6)**		(282.3)		(241.5)	
Plans in surplus	**1.5**		5.6		2.8	
Plans in deficit	**(337.1)**		(287.9)		(244.3)	

Note
[1] The related deferred tax asset is discussed in note 15.

The total fair value of assets, present value of pension plan liabilities and deficit in the plans were £588.1 million, £836.1 million and £248.0 million in 2009 and £550.4 million, £819.1 million and £268.7 million in 2008, respectively.

Deficit in plans by region	2012 £m	2011 £m	2010 £m
UK	**(9.4)**	(1.6)	(3.5)
North America	**(193.8)**	(172.5)	(144.4)
Western Continental Europe	**(100.0)**	(84.5)	(75.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(31.1)**	(22.2)	(16.1)
Deficit in the plans	**(334.3)**	(280.8)	(239.9)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December 2012, 2011 and 2010 between funded and unfunded pension plans.

	2012 Deficit £m	2012 Present value of liabilities £m	2011 Deficit £m	2011 Present value of liabilities £m	2010 Deficit £m	2010 Present value of liabilities £m
Funded plans by region						
UK	**(9.4)**	**(366.6)**	(1.6)	(327.8)	(3.5)	(305.5)
North America	**(115.6)**	**(375.0)**	(93.1)	(340.2)	(66.8)	(306.5)
Western Continental Europe	**(45.5)**	**(129.1)**	(36.4)	(108.0)	(29.7)	(103.8)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(5.1)**	**(14.7)**	(2.3)	(11.1)	(5.6)	(21.1)
Deficit/liabilities in the funded plans	**(175.6)**	**(885.4)**	(133.4)	(787.1)	(105.6)	(736.9)
Unfunded plans by region						
UK	–	–	–	–	–	–
North America	**(78.2)**	**(78.2)**	(79.4)	(79.4)	(77.6)	(77.6)
Western Continental Europe	**(54.5)**	**(54.5)**	(48.1)	(48.1)	(46.2)	(46.2)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(26.0)**	**(26.0)**	(19.9)	(19.9)	(10.5)	(10.5)
Deficit/liabilities in the unfunded plans	**(158.7)**	**(158.7)**	(147.4)	(147.4)	(134.3)	(134.3)
Deficit/liabilities in the plans	**(334.3)**	**(1,044.1)**	(280.8)	(934.5)	(239.9)	(871.2)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense
The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2012 £m	2011 £m	2010 £m
Current service cost	**23.8**	23.7	23.3
Past service income	**(0.2)**	(2.8)	(0.6)
Gain on settlements and curtailments	**0.2**	(0.2)	(3.6)
Charge to operating profit	**23.8**	20.7	19.1
Expected return on pension plan assets	**(30.0)**	(32.6)	(30.6)
Interest on pension plan liabilities	**41.3**	43.8	45.9
Charge to profit before taxation for defined benefit plans	**35.1**	31.9	34.4
Gain/(loss) on pension plan assets relative to expected return	**40.1**	(5.7)	31.9
Experience (loss)/gain arising on the plan liabilities	**(1.6)**	(3.9)	3.4
Changes in assumptions underlying the present value of the plan liabilities	**(122.5)**	(62.2)	(37.9)
Change in irrecoverable surplus	**0.1**	(0.2)	2.2
Actuarial loss recognised in OCI	**(83.9)**	(72.0)	(0.4)

As at 31 December 2012 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £336.6 million (2011: £252.7 million, 2010: £180.7 million). Of this amount, a net loss of £235.5 million was recognised since the 1 January 2004 adoption of IAS 19.

(d) Movement in plan liabilities
The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2012 £m	2011 £m	2010 £m
Plan liabilities at beginning of year	**934.5**	871.2	836.1
Service cost	**23.8**	23.7	23.3
Interest cost	**41.3**	43.8	45.9
Actuarial loss	**124.1**	66.1	34.5
Benefits paid	**(56.9)**	(59.5)	(57.2)
(Gain)/loss due to exchange rate movements	**(25.3)**	(2.0)	9.7
Settlements and curtailments	**(1.7)**	(13.7)	(26.4)
Other[1]	**4.3**	4.9	5.3
Plan liabilities at end of year	**1,044.1**	934.5	871.2

Note
[1] Other includes disposals, acquisitions, plan participants' contributions, plan amendments and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets
The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2012 £m	2011 £m	2010 £m
Fair value of plan assets at beginning of year	**653.7**	631.3	588.1
Expected return on plan assets	**30.0**	32.6	30.6
Actuarial gain/(loss) on plan assets	**40.1**	(5.7)	31.9
Employer contributions	**56.5**	66.8	53.3
Benefits paid	**(56.9)**	(59.5)	(57.2)
(Loss)/gain due to exchange rate movements	**(13.9)**	(1.3)	5.9
Settlements	**(1.9)**	(13.5)	(22.8)
Other[1]	**2.2**	3.0	1.5
Fair value of plan assets at end of year	**709.8**	653.7	631.3
Actual return on plan assets	**70.1**	26.9	62.5

Note
[1] Other includes disposals, acquisitions, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(f) History of experience gains and losses

	2012 £m	2011 £m	2010 £m
Gain/(loss) on pension plan assets relative to expected return:			
Amount	**40.1**	(5.7)	31.9
Percentage of plan assets	**5.6%**	(0.9%)	5.1%
Experience (loss)/gain arising on the plan liabilities:			
Amount	**(1.6)**	(3.9)	3.4
Percentage of the present value of the plan liabilities	**(0.2%)**	(0.4%)	0.4%
Total loss recognised in OCI:			
Amount	**(83.9)**	(72.0)	(0.4)
Percentage of the present value of the plan liabilities	**(8.0%)**	(7.7%)	(0.0%)

The experience gain/(loss) on pension plan assets and plan liabilities was £44.0 million and (£7.6) million in 2009 and (£93.7) million and £4.4 million in 2008, respectively.

24. Risk management policies

Foreign currency risk

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or 'functional') currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 98.5% of the Group's gross indebtedness at 31 December 2012 (at $3,828 million, £750 million and €1,274 million) and 96.7% of the Group's average gross debt during the course of 2012 (at $3,356 million, £767 million and €1,274 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

Interest rate risk

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 81.2% of the year-end US dollar net debt is at fixed rates averaging 5.53% for an average period of 92 months; 73.3% of the sterling net debt is at a fixed rate of 6.07% for an average period of 58 months; and 66.7% of the euro net debt is at fixed rates averaging 6.50% for an average period of 38 months.

Other than fixed rate debt, the Group's other fixed rates are achieved principally through interest rate swaps with the Group's bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2012 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group's borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group's future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2012, the Group has access to £5.2 billion of committed bank facilities with maturity dates spread over the years 2013 to 2042 as illustrated below:

	£m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018+ £m
US bond $300m (5.125% '42)	**184.7**						184.7
US bond $500m (3.625% '22)	**307.8**						307.8
US bond $812m (4.75% '21)	**500.2**						500.2
£ bonds £200m (6.375% '20)	**200.0**						200.0
£ bonds £400m (6.0% '17)	**400.0**					400.0	
Bank revolver ($1,050m and £375m)	**1,021.5**				1,021.5		
Eurobonds €750m (6.625% '16)	**609.4**				609.4		
Eurobonds €500m (5.25% '15)	**406.3**			406.3			
£450m convertible bonds (5.75% '14)	**450.0**		450.0				
US bond $600m (8.0% '14)	**369.4**		369.4				
US bond $369m (5.875% '14)	**227.0**		227.0				
TNS private placements $25m	**15.4**		15.4				
Eurobonds €600m (4.375% '13)	**487.5**	487.5					
Total committed facilities available	**5,179.2**	**487.5**	**1,061.8**	**406.3**	**1,630.9**	**400.0**	**1,192.7**
Drawn down facilities at 31 December 2012	**4,157.7**	487.5	1,061.8	406.3	609.4	400.0	1,192.7
Undrawn committed credit facilities	**1,021.5**						

	£m
Drawn down facilities at 31 December 2012	**4,157.7**
Net cash at 31 December 2012	**(1,359.3)**
Other adjustments	**22.8**
Net debt at 31 December 2012	**2,821.2**

The Group's borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury activities
Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

Capital risk management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 26 and 27.

Credit risk
The Group's principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group's maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group's credit risk is primarily attributable to its trade receivables. The majority of the Group's trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group's debtors, but no single client represents more than 6% of total trade receivables as at 31 December 2012.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group's clients will continue to utilise the Group's services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group's largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group's prospects, business, financial condition and results of operations.

Sensitivity analysis
The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group's financial instruments. The analysis assumes that all hedges are highly effective.

Currency risk
A 10% weakening of sterling against the Group's major currencies would result in the following losses, which would be posted directly to equity. These losses would arise on the retranslation of foreign currency denominated borrowings and derivatives designated as effective net investment hedges of overseas net assets. These losses would be partially offset in equity by a corresponding gain arising on the retranslation of the related hedged foreign currency net assets. A 10% strengthening of sterling would have an equal and opposite effect. There are no other material foreign exchange exposures which would create gains or losses to the functional reporting currencies of individual entities in the Group.

	2012 £m	2011 £m
US dollar	**85.3**	91.5
Euro	**69.8**	71.8

Interest rate risk
A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2012 would increase profit before tax by approximately £4.0 million (2011: £3.7 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group's variable rate cash and borrowings.

25. Financial instruments

Currency derivatives
The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group's investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets.

At 31 December 2012, the fair value of the Group's currency derivatives is estimated to be a net liability of approximately £44.4 million (2011: £75.5 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £60.8 million (2011: £57.9 million) assets included in trade and other receivables and £105.2 million (2011: £133.4 million) liabilities included in trade and other payables. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a credit of £42.7 million (2011: charge of £1.9 million) for net investment hedges and a charge of £1.0 million (2011: £14.0 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a loss of £9.4 million (2011: gain of £3.1 million, 2010: gain of £11.7 million) which is included in the revaluation of financial instruments for the year. This loss resulted from a £32.3 million gain on hedging instruments and a £41.7 million loss on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £63.6 million (2011: £124.4 million). The Group estimates the fair value of these contracts to be a net asset of £0.5 million (2011: £2.6 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps
The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €600 million have fixed interest receipts at 4.38% up until December 2013 and have floating interest payments averaging EURIBOR plus 0.56%. Contracts with a nominal value of €500 million have fixed interest receipts of 5.25% up until January 2015 and have floating interest payments averaging EURIBOR plus 0.80%. Contracts with a nominal value of €100 million have fixed interest payments of 5.56% until June 2014 and have floating rate receipts averaging EURIBOR plus 0.96%.

Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%.

A contract with a nominal value of $25 million has fixed interest receipts averaging 6.34% until on average July 2014 and has floating rate payments averaging LIBOR plus 0.61%.

The fair value of interest rate swaps entered into at 31 December 2012 is estimated to be a net asset of approximately £102.8 million (2011: £121.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £108.7 million (2011: £127.5 million) assets included in trade and other receivables and £5.9 million (2011: £6.5 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £0.6 million (2011: loss of £9.5 million, 2010: gain of £12.6 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £19.3 million loss on hedging instruments and a £19.9 million gain on hedged items.

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2012						
Other investments	–	–	–	176.5	–	176.5
Cash and short-term deposits	–	–	1,945.3	–	–	1,945.3
Bank overdrafts and loans	–	–	–	–	(1,085.9)	(1,085.9)
Bonds and bank loans	–	–	–	–	(3,680.6)	(3,680.6)
Trade and other receivables: amounts falling due within one year	–	–	6,605.4	–	–	6,605.4
Trade and other receivables: amounts falling due after more than one year	–	–	69.7	–	–	69.7
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,306.5)	(7,306.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(14.2)	(14.2)
Derivative assets	169.5	0.7	–	–	–	170.2
Derivative liabilities	(111.1)	(0.2)	–	–	–	(111.3)
Share purchases – close period commitments	–	(18.2)	–	–	–	(18.2)
Payments due to vendors (earnout agreements)	–	(194.0)	–	–	–	(194.0)
Liabilities in respect of put options	–	(144.3)	–	–	–	(144.3)
	58.4	(356.0)	8,620.4	176.5	(12,087.2)	(3,587.9)

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2011						
Other investments	–	–	–	190.8	–	190.8
Cash and short-term deposits	–	–	1,946.6	–	–	1,946.6
Bank overdrafts and loans	–	–	–	–	(518.4)	(518.4)
Bonds and bank loans	–	–	–	–	(3,893.0)	(3,893.0)
Trade and other receivables: amounts falling due within one year	–	–	6,718.4	–	–	6,718.4
Trade and other receivables: amounts falling due after more than one year	–	–	76.5	–	–	76.5
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,376.7)	(7,376.7)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(10.2)	(10.2)
Derivative assets	185.4	3.1	–	–	–	188.5
Derivative liabilities	(139.9)	(0.5)	–	–	–	(140.4)
Payments due to vendors (earnout agreements)	–	(234.1)	–	–	–	(234.1)
Liabilities in respect of put options	–	(168.3)	–	–	–	(168.3)
	45.5	(399.8)	8,741.5	190.8	(11,798.3)	(3,220.3)

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2012				
Derivatives in designated hedge relationships				
Derivative assets	–	169.5	–	169.5
Derivative liabilities	–	(111.1)	–	(111.1)
Held for trading				
Derivative assets	–	0.7	–	0.7
Derivative liabilities	–	(0.2)	–	(0.2)
Share purchases – close period commitments	(18.2)	–	–	(18.2)
Payments due to vendors (earnout agreements) (note 19)	–	–	(194.0)	(194.0)
Liabilities in respect of put options	–	–	(144.3)	(144.3)
Available for sale				
Other investments	–	–	176.5	176.5
	(18.2)	58.9	(161.8)	(121.1)

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2011				
Derivatives in designated hedge relationships				
Derivative assets	–	185.4	–	185.4
Derivative liabilities	–	(139.9)	–	(139.9)
Held for trading				
Derivative assets	–	3.1	–	3.1
Derivative liabilities	–	(0.5)	–	(0.5)
Payments due to vendors (earnout agreements) (note 19)	–	–	(234.1)	(234.1)
Liabilities in respect of put options	–	–	(168.3)	(168.3)
Available for sale				
Other investments	–	–	190.8	190.8
	–	48.1	(211.6)	(163.5)

Reconciliation of level 3 fair value measurements[1]:

	Liabilities in respect of put options £m	Other investments £m	Carrying value £m
1 January 2011	(171.0)	173.7	2.7
Losses recognised in the income statement	(30.9)	(30.8)	(61.7)
Gain recognised in other comprehensive income	–	11.3	11.3
Exchange adjustments	5.7	–	5.7
Additions	(29.6)	36.6	7.0
Settlements	57.5	–	57.5
31 December 2011	(168.3)	190.8	22.5
Losses recognised in the income statement	(5.1)	(15.1)	(20.2)
Losses recognised in other comprehensive income	–	(3.5)	(3.5)
Exchange adjustments	11.6	(6.1)	5.5
Additions	(4.6)	24.8	20.2
Disposals	–	(14.4)	(14.4)
Settlements	22.1	–	22.1
31 December 2012	**(144.3)**	**176.5**	**32.2**

Note

1 Refer to note 19 for the reconciliation of payments due to vendors (earnout agreements).

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised		
1 January 2011	1,750,000,000	175.0
31 December 2011	1,750,000,000	175.0
31 December 2012	1,750,000,000	175.0

	Equity ordinary shares	Nominal value £m
Issued and fully paid		
1 January 2011	1,264,391,221	126.4
Exercise of share options	5,548,684	0.6
Share cancellations	(6,955,523)	(0.7)
Scrip dividend	3,051,689	0.3
Other	337,750	–
31 December 2011	1,266,373,821	126.6
Exercise of share options	10,002,292	1.0
Share cancellations	(6,703,400)	(0.7)
Scrip dividend	2,001,145	0.2
Treasury share cancellations	(6,266,751)	(0.6)
31 December 2012	**1,265,407,107**	**126.5**

Company's own shares
The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan ('ESOP') trusts of shares in WPP plc for the purpose of funding certain of the Group's share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 121 to 143.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2012 was 22,570,364 (2011: 20,599,871), and £200.4 million (2011: £139.2 million) respectively. There were no ordinary shares held in treasury at 31 December 2012. The number and market value of ordinary shares held in treasury at 31 December 2011 was 6,351,371 and £42.9 million respectively.

Share options

WPP Executive Share Option Scheme
As at 31 December 2012, unexercised options over ordinary shares of 1,186,129 and unexercised options over ADRs of 325,435 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
21,197	3.763	2006-2013
21,830	5.520	2008-2014
534,240	5.535	2007-2014
1,185	5.535	2008-2014
463,407	5.595	2006-2013
2,546	5.595	2007-2013
2,902	5.725	2007-2014
11,423	5.775	2009-2015
15,814	5.818	2008-2015
14,304	5.895	2008-2015
10,670	5.903	2011-2018
6,420	6.718	2009-2016
54,526	6.718	2009-2016
12,447	7.378	2014-2021
9,522	7.723	2010-2017
3,696	8.333	2015-2022

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
822	30.410	2011-2018
125,981	47.410	2006-2013
1,478	50.670	2008-2015
160,779	50.800	2007-2014
3,275	51.220	2007-2014
2,244	55.740	2008-2015
12,723	57.020	2008-2015
12,402	58.460	2009-2016
844	59.170	2011-2018
938	63.900	2009-2020
3,949	75.940	2010-2017

WPP Worldwide Share Ownership Program
As at 31 December 2012, unexercised options over ordinary shares of 10,963,206 and unexercised options over ADRs of 1,571,326 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
20,600	3.903	2006-2013
1,000	3.903	2007-2013
12,625	4.819	2011-2018
56,375	5.435	2007-2014
14,000	5.483	2012-2016
621,889	5.483	2012-2019
6,000	5.483	2012-2020
209,680	5.483	2013-2019
51,125	5.608	2012-2019
875	5.775	2008-2015
8,700	5.913	2011-2018
22,750	5.917	2011-2018
315,025	6.028	2011-2018
106,450	6.195	2008-2015
2,459,902	6.268	2014-2021
89,375	6.268	2014-2018
340,177	6.268	2015-2021
2,500	6.668	2009-2017
18,750	6.740	2009-2016
196,525	6.938	2009-2016
7,900	7.005	2010-2017
14,750	7.113	2013-2017
1,854,778	7.113	2013-2020
240,113	7.113	2014-2020
36,625	7.478	2011-2017
63,853	7.543	2014-2020
680,850	7.718	2010-2017
3,510,014	8.458	2015-2022

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
4,470	30.800	2006-2013
150,572	44.560	2012-2019
345,463	49.230	2014-2021
17,135	49.880	2007-2014
260,601	56.560	2013-2020
120,260	59.500	2011-2018
53,750	59.520	2008-2015
74,760	60.690	2009-2016
426,660	67.490	2014-2021
117,655	75.760	2010-2017

24/7 Real Media, Inc. 2002 Stock Incentive Plan

As at 31 December 2012, unexercised options over ADRs of 30,640 have been granted under the 24/7 Real Media, Inc. 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.3400	2007-2013
184	15.8800	2007-2014
427	17.1500	2007-2014
187	20.0700	2007-2015
79	23.1800	2007-2015
263	24.2000	2007-2014
50	25.1500	2007-2014
7,001	27.5000	2007-2015
170	34.6200	2007-2015
89	38.8700	2007-2015
16,476	40.6500	2007-2015
110	41.4700	2007-2015
110	45.2900	2007-2016
118	46.0500	2007-2016
115	49.6000	2007-2016
89	50.4900	2007-2016
472	51.3800	2008-2017
78	52.5900	2008-2017
157	53.4800	2008-2017
314	54.1100	2007-2016
944	54.2400	2007-2016
314	55.2600	2007-2016
74	55.6400	2007-2016
157	56.2700	2007-2016
574	56.7200	2007-2016
235	58.9400	2007-2017
393	60.0200	2007-2016
78	61.2300	2008-2017
108	61.9200	2007-2016
314	62.0500	2007-2016
708	63.8900	2008-2017
112	64.2700	2007-2016
54	64.6500	2007-2016
78	65.5400	2007-2016

1999 Worldwide Employee Sharesave Plan

As at 31 December 2012, unexercised options over ordinary shares of 775,351 have been granted under the Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
762,925	1.7300	2013-2015
6,092	2.6500	2012-2014
6,334	3.0000	2011-2013

The aggregate status of the WPP Share Option Plans during 2012 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2012	Granted	Exercised	Lapsed	Outstanding 31 December 2012	Exercisable 31 December 2012
WPP	10,276,370	3,696	(7,223,514)	(243,248)	2,813,304	2,797,161
WWOP	18,101,132	5,763,600	(2,499,698)	(2,545,198)	18,819,836	4,873,574
Grey	27,295	–	(27,295)	–	–	–
24/7	218,915	–	(44,525)	(21,190)	153,200	105,970
TNS	1,002,691	–	(207,260)	(20,080)	775,351	12,426
	29,626,403	5,767,296	(10,002,292)	(2,829,716)	22,561,691	7,789,131

Weighted-average exercise price for options over

	1 January 2012	Granted	Exercised	Lapsed	Outstanding 31 December 2012	Exercisable 31 December 2012
Ordinary shares (£)						
WPP	5.510	8.333	5.443	6.924	5.647	5.620
WWOP	6.463	8.458	6.010	6.621	7.163	6.465
TNS	1.755	–	1.786	1.726	1.748	2.828
ADRs ($)						
WPP	46.836	–	38.140	48.595	50.373	50.373
WWOP	54.569	67.490	51.418	53.995	58.581	58.498
Grey	29.983	–	29.983	–	–	–
24/7	38.585	–	33.185	41.622	39.735	39.327

Options over ordinary shares
Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
1.730 – 8.458	6.699	88

Options over ADRs
Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
1.340 – 75.940	56.895	78

As at 31 December 2012 there was £8.5 million (2011: £7.9 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2011: 17 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2012	2011	2010
Fair value of UK options (shares)	**135.3p**	120.6p	144.5p
Fair value of US options (ADRs)	**$10.90**	$9.20	$10.97
Weighted average assumptions:			
UK Risk-free interest rate	**0.56%**	0.84%	1.76%
US Risk-free interest rate	**0.51%**	0.67%	1.05%
Expected life (months)	**48**	48	48
Expected volatility	**27%**	30%	30%
Dividend yield	**2.8%**	2.5%	2.5%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2012 was £8.17 (2011: £7.11, 2010: £6.78) and the weighted average ADR price for the same period was $64.90 (2011: $57.09, 2010: $52.51).

Expected volatility is sourced from external market data and represents the historic volatility in the Group's share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans
The Worldwide Share Ownership Program is open for participation to employees with at least two years' employment in the Group. It is not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings Per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and has since largely made grants of restricted stock instead (note 22).

The Group grants stock options with a life of 10 years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

27. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2011	–	(81.7)	14.0	1,250.5	1,182.8
Exchange adjustments on foreign currency net investments	–	–	–	(250.0)	(250.0)
Gain on revaluation of available for sale investments	–	–	11.3	–	11.3
Recognition and remeasurement of financial instruments	–	(5.9)	–	–	(5.9)
Share cancellations	0.7	–	–	–	0.7
31 December 2011	0.7	(87.6)	25.3	1,000.5	938.9
Exchange adjustments on foreign currency net investments	–	–	–	(298.4)	(298.4)
Gain on revaluation of available for sale investments	–	–	(3.5)	–	(3.5)
Recognition and remeasurement of financial instruments	–	2.7	–	–	2.7
Share cancellations	0.7	–	–	–	0.7
Treasury share cancellations	0.6	–	–	–	0.6
Share purchases – close period commitments	–	(18.3)	–	–	(18.3)
31 December 2012	**2.0**	**(103.2)**	**21.8**	**702.1**	**622.7**

28. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations. IFRS 3 requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3.

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	1.3	185.2	186.5
Property, plant and equipment	8.5	–	8.5
Cash (net of overdrafts)	48.1	–	48.1
Trade receivables due within one year	66.9	(1.9)	65.0
Other current assets	36.8	–	36.8
Total assets	**161.6**	**183.3**	**344.9**
Current liabilities	(91.3)	–	(91.3)
Trade and other payables due after one year	(3.3)	(20.2)	(23.5)
Deferred tax liabilities	(1.9)	(59.4)	(61.3)
Provisions	(0.9)	(11.2)	(12.1)
Bank loans	(20.0)	–	(20.0)
Total liabilities	**(117.4)**	**(90.8)**	**(208.2)**
Net assets	**44.2**	**92.5**	**136.7**
Non-controlling interests			(10.2)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(10.3)
Goodwill			385.3
Consideration			501.5
Consideration satisfied by:			
Cash			454.4
Payments due to vendors			47.1

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £34.3 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2012 and the date the financial statements have been authorised for issue.

29. Principal subsidiary undertakings
The principal subsidiary undertakings of the Group are:

	Country of incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
TNS Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

A more detailed listing of the operating subsidiary undertakings is given on pages 12 and 13. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

30. Related party transactions
From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

31. Reconciliation to non-GAAP measures of performance
The non-GAAP measures of performance shown below have been included to provide the users of the financial statements with a better understanding of the key performance indicators of the business.

Reconciliation of profit before interest and taxation to headline PBIT:

	2012 £m	2011 £m	2010 £m
Profit before interest and taxation	**1,310.5**	1,258.3	1,028.2
Amortisation and impairment of acquired intangible assets	**171.9**	172.0	170.5
Goodwill impairment	**32.0**	–	10.0
Gains on disposal of investments	**(26.8)**	(0.4)	(4.1)
Gains on remeasurement of equity on acquisition of controlling interest	**(5.3)**	(31.6)	(13.7)
Investment write-downs	**19.6**	32.8	37.5
Cost of changes to corporate structure	**4.1**	–	–
Gain on sale of freehold property in New York	**(71.4)**	–	–
Restructuring costs	**93.4**	–	–
Share of exceptional losses/(gains) of associates	**3.0**	(2.1)	0.3
Headline PBIT	**1,531.0**	1,429.0	1,228.7
Finance income	**85.9**	97.3	81.7
Finance costs	**(299.8)**	(297.2)	(276.8)
	(213.9)	(199.9)	(195.1)
Interest cover on headline PBIT	**7.2 times**	7.1 times	6.3 times

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2012 £m	2011 £m	2010 £m
Profit before taxation	**1,091.9**	1,008.4	851.3
Amortisation and impairment of acquired intangible assets	**171.9**	172.0	170.5
Goodwill impairment	**32.0**	–	10.0
Gains on disposal of investments	**(26.8)**	(0.4)	(4.1)
Gains on remeasurement of equity on acquisition of controlling interest	**(5.3)**	(31.6)	(13.7)
Investment write-downs	**19.6**	32.8	37.5
Cost of changes to corporate structure	**4.1**	–	–
Gain on sale of freehold property in New York	**(71.4)**	–	–
Restructuring costs	**93.4**	–	–
Share of exceptional losses/(gains) of associates	**3.0**	(2.1)	0.3
Revaluation of financial instruments	**4.7**	50.0	(18.2)
Headline PBT	**1,317.1**	1,229.1	1,033.6
Headline tax charge	**(278.9)**	(270.4)	(227.8)
Non-controlling interests	**(72.0)**	(76.4)	(75.0)
Headline earnings	**966.2**	882.3	730.8
Ordinary dividends paid	**322.2**	239.5	200.4
Dividend cover on headline earnings	**3.0 times**	3.7 times	3.6 times

Calculation of headline EBITDA:

	2012 £m	2011 £m	2010 £m
Headline PBIT (as above)	**1,531.0**	1,429.0	1,228.7
Depreciation of property, plant and equipment	**191.0**	185.8	184.9
Amortisation of other intangible assets	**33.7**	25.7	25.4
Headline EBITDA	**1,755.7**	1,640.5	1,439.0

Headline PBIT margins before and after share of results of associates:

	Margin %	2012 £m	Margin %	2011 £m	Margin %	2010 £m
Revenue		**10,373.1**		10,021.8		9,331.0
Headline PBIT	**14.8%**	**1,531.0**	14.3%	1,429.0	13.2%	1,228.7
Share of results of associates (excluding exceptional losses)		**(72.4)**		(64.0)		(55.5)
Headline operating profit	**14.1%**	**1,458.6**	13.6%	1,365.0	12.6%	1,173.2

Headline diluted earnings per ordinary share:

	2012 £m	2011 £m	2010 £m
Headline earnings	**966.2**	882.3	730.8
Earnings adjustment:			
Dilutive effect of convertible bonds	**26.1**	26.1	28.3
Weighted average number of ordinary shares	**1,352,599,279**	1,342,216,388	1,339,004,622
Headline diluted earnings per ordinary share	**73.4p**	67.7p	56.7p

Reconciliation of free cash flow:

	2012 £m	2011 £m	2010 £m
Cash generated by operations	**1,291.1**	1,033.5	1,680.1
Plus:			
Interest received	**56.6**	63.2	50.7
Investment income	**1.2**	0.6	4.2
Dividends from associates	**44.7**	57.2	53.3
Share option proceeds	**56.0**	28.8	42.7
Proceeds on disposal of property, plant and equipment	**123.5**	13.2	7.6
Movement in working capital and provisions	**388.2**	620.9	(225.5)
Less:			
Interest and similar charges paid	**(228.3)**	(241.4)	(219.7)
Purchases of property, plant and equipment	**(290.3)**	(216.1)	(190.5)
Purchases of other intangible assets (including capitalised computer software)	**(39.8)**	(37.1)	(27.0)
Corporation and overseas tax paid	**(257.0)**	(247.9)	(207.4)
Dividends paid to non-controlling interests in subsidiary undertakings	**(51.9)**	(62.2)	(66.7)
Free cash flow	**1,094.0**	1,012.7	901.8

Company profit and loss account

For the year ended 31 December 2012

	Notes	**2012 £m**	2011 £m
Turnover		**–**	–
Operating costs		**(5.6)**	(5.5)
Operating loss		**(5.6)**	(5.5)
Amounts written off investments		**(296.5)**	(554.9)
Interest payable and similar charges	33	**(40.5)**	(31.9)
Loss on ordinary activities before taxation		**(342.6)**	(592.3)
Taxation on loss on ordinary activities	34	**–**	–
Loss on ordinary activities after taxation		**(342.6)**	(592.3)

Note
The accompanying notes form an integral part of this profit and loss account.

All results are derived from continuing activities.

There are no recognised gains or losses other than those shown above and accordingly no statement of total recognised gains and losses has been prepared.

Company balance sheet

As at 31 December 2012

	Notes	2012 £m	2011 £m
Fixed assets			
Investments	35	**4,578.9**	4,494.9
		4,578.9	4,494.9
Current assets			
Debtors	36	**0.3**	–
Cash at bank and in hand		**1.2**	0.5
		1.5	0.5
Creditors: amounts falling due within one year	37	**(614.7)**	(263.0)
Net current liabilities		**(613.2)**	(262.5)
Total assets less current liabilities		**3,965.7**	4,232.4
Creditors: amounts falling due after more than one year	38	**(447.3)**	(445.3)
Net assets		**3,518.4**	3,787.1
Capital and reserves			
Called-up share capital	39	**126.5**	126.6
Share premium account	39	**175.9**	105.7
Shares to be issued	39	**1.8**	2.4
Capital redemption reserve	39	**2.0**	0.7
Own shares	39	**–**	(37.5)
Profit and loss account	39	**3,212.2**	3,589.2
Equity share owners' funds		**3,518.4**	3,787.1

Note
The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 22 April 2013.

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

Notes to the Company financial statements

32. Accounting policies

The principal accounting policies of WPP plc (the Company) are summarised below. These accounting policies have all been applied consistently throughout the year and preceding year.

a) Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards and the Companies (Jersey) Law 1991. The financial statements are prepared on a going concern basis, further details of which are in the Directors' report on page 167.

b) Translation of foreign currency

Foreign currency transactions arising from operating activities are translated from local currency into pounds sterling at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are translated at the period-end exchange rate. Foreign currency gains or losses are credited or charged to the profit and loss account as they arise.

c) Investments

Fixed asset investments are stated at cost less provision for impairment.

d) Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted.

e) UITF 44: Group and treasury share transactions

Where a parent entity grants rights to its equity instruments to employees of a subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements of the parent, UITF 44 requires the subsidiary to record an expense for such compensation in accordance with FRS 20 (Share-based payments), with a corresponding increase recognised in equity as a contribution from the parent. Consequently, in the financial statements of the parent (WPP plc), the Company has recognised an addition to fixed asset investments of the aggregate amount of these contributions of £92.8 million in 2012 (2011: £78.8 million), with a credit to equity for the same amount.

33. Interest payable and similar charges

	2012 £m	2011 £m
Interest payable on corporate bonds	**27.9**	27.9
Bank and other interest payable	**12.6**	3.5
Interest payable to subsidiary undertakings	**–**	0.5
	40.5	31.9

34. Taxation on loss on ordinary activities

The tax assessed for the year differs from that resulting from applying the current rate of corporation tax in Ireland of 25% (2011: 25%). The differences are explained below:

	2012 £m	2011 £m
Loss on ordinary activities before tax	**(342.6)**	(592.3)
Tax at the current rate of 25% (2011: 25%) thereon	**85.6**	148.1
Factors affecting tax charge for the year:		
Amounts written off investments	**(74.1)**	(138.7)
Unrecognised losses carried forward	**(11.5)**	(9.4)
Current tax charge for the year	**–**	–

35. Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Subsidiary undertakings £m	Other investments £m
Cost:		
1 January 2012	4,494.9	554.9
Additions	92.8	287.7
31 December 2012	**4,587.7**	**842.6**
Provision for impairment:		
1 January 2012	–	554.9
Charge for the year	8.8	287.7
31 December 2012	**8.8**	**842.6**
Net book value:		
31 December 2012	**4,578.9**	**–**
31 December 2011	4,494.9	–

Fixed asset investments primarily represent 100% of the issued share capital of WPP Air 1 Limited, a company incorporated in Ireland. Fixed asset investments were purchased in a share-for-share exchange. During the year the Company also made an investment in a fellow Group undertaking as part of a Group reorganisation. This investment was subsequently impaired as the recoverable amount attributable to this undertaking was less than its carrying value. Details of indirect subsidiaries are given in note 29.

36. Debtors

The following are included in debtors:

	2012 £m	2011 £m
Other debtors	**0.3**	–

37. Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2012 £m	2011 £m
Bank overdraft	**495.9**	144.9
Interest payable on corporate bonds	**3.0**	3.0
Amounts due to subsidiary undertakings	**113.2**	113.1
Other creditors and accruals	**2.6**	2.0
	614.7	263.0

38. Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than year:

	2012 £m	2011 £m
Corporate bonds	**447.3**	445.3

In May 2009 the Company issued £450 million of 5.75% convertible bonds due May 2014.

39. Equity share owners' funds

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Capital redemption reserve £m	Own shares £m	Profit and loss account £m
1 January 2012	126.6	105.7	2.4	0.7	(37.5)	3,589.2
Ordinary shares issued	1.0	55.0	(0.6)	–	–	0.5
Dividends paid	–	–	–	–	–	(18.9)
Scrip dividend	0.2	15.4	–	–	–	(15.6)
Share issue/ cancellation costs	–	(0.2)	–	–	–	–
Loss for the year	–	–	–	–	–	(342.6)
Equity granted to employees of subsidiaries	–	–	–	–	–	92.8
Share cancellations	(0.7)	–	–	0.7	–	(55.1)
Treasury share additions	–	–	–	–	(0.6)	–
Treasury share utilisation	–	–	–	–	0.9	(0.9)
Treasury share cancellations	(0.6)	–	–	0.6	37.2	(37.2)
31 December 2012	**126.5**	**175.9**	**1.8**	**2.0**	**–**	**3,212.2**

Reconciliation of movements in equity share owners' funds for the year ended 31 December 2012:

	2012 £m	2011 £m
Loss for the year	**(342.6)**	(592.3)
Equity granted to employees of subsidiaries	**92.8**	78.8
Ordinary shares issued	**55.9**	30.9
Dividends paid	**(18.9)**	(18.0)
Share cancellations	**(55.1)**	(45.9)
Share issue/cancellation costs	**(0.2)**	–
Treasury share additions	**(0.6)**	(29.8)
Net reduction to equity share owners' funds	**(268.7)**	(576.3)
Opening equity share owners' funds	**3,787.1**	4,363.4
Closing equity share owners' funds	**3,518.4**	3,787.1

At 31 December 2012 the Company's distributable reserves amounted to £2,908.1 million (2011: £3,377.9 million). Further details of the Company's share capital are shown in note 26.

40. Guarantees and other financial commitments

The Company guarantees a number of Group banking arrangements and other financial commitments on behalf of certain subsidiary undertakings.

Independent auditors' report

Independent auditors' report to the members of WPP plc

We have audited the Group and parent company financial statements (the 'financial statements') of WPP plc for the year ended 31 December 2012 which comprise the accounting policies, the consolidated income statement (excluding the US dollar information), the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of changes in equity, the parent company profit and loss account and balance sheet and the related notes 1 to 40. The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the Company's members, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group's and the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:
- the financial statements give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2012 and of the Group's profit and parent company's loss for the year then ended;
- the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements have been prepared in accordance with the Companies (Jersey) Law 1991.

Separate opinion in relation to IFRS as issued by IASB

As explained in the accounting policies to the financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB). In our opinion the Group financial statements comply with IFRSs as issued by the IASB.

Other matters

In our opinion:
- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the UK Companies Act 2006 as if that Act had applied to the Company; and
- the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

We have reviewed the directors' statement contained within the Directors' Report in relation to going concern as if the Company had been incorporated in the UK and have nothing to report to you in that respect.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under Companies (Jersey) Law 1991 we are required to report to you if, in our opinion:
- proper accounting records have not been kept by the parent company, or proper returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns; or
- we have not received all the information and explanations we require for our audit.

Under the UK Listing Rules we are required to review the part of the Corporate Governance Statement relating to the Company's compliance with the nine provisions of the UK Corporate Governance Code specified for our review.

Graham Richardson (Individual responsible for the Audit) for and on behalf of Deloitte LLP Chartered Accountants and Recognised Auditors
London, United Kingdom
22 April 2013

WPP 2012 plc balance sheet

As at 31 December 2012

	Notes	2012 £m
Current assets		
Debtors		–
Net assets		–
Capital and reserves		
Called-up share capital	42	–
Equity share owners' funds		–

Note
The Company did not trade during the period and has made neither profit nor loss, nor any other recognised gains or losses. The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 22 April 2013.

Sir Martin Sorrell
Group chief executive

Paul Richardson
Group finance director

Notes to the WPP 2012 plc financial statements

41. Accounting policies
The principal accounting policies of WPP 2012 plc (the Company) are summarised below. These accounting policies have all been applied consistently throughout the period.

a) Basis of accounting
The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards and the Companies (Jersey) Law 1991. The financial statements are prepared on a going concern basis, further details of which are in the Directors' report on page 167.

42. Equity share owners' fund

	Equity ordinary shares	Nominal value £m
Authorised	1,750,000,000	175.0
Issued and fully paid		
31 December 2012	**2**	**–**

WPP 2012 plc was incorporated on 25 October 2012 with an authorised share capital of £175,000,000 and two issued ordinary shares of 10 pence each.

On 30 August 2012, the Group announced its intention to return its headquarters to the United Kingdom. In order to effect its return to the United Kingdom, the Group put in place a new United Kingdom tax resident parent company (WPP 2012 plc) by means of a scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991.

The new scheme became effective on 2 January 2013, with WPP 2012 plc becoming the new parent company of the WPP Group and being renamed WPP plc. At the same time, the existing parent company of the WPP Group, WPP plc, was renamed WPP 2012 Limited and, shortly after the Scheme became effective, changed its status to a private company.

Independent auditors' report to the members of WPP 2012 plc[1]

We have audited the financial statements (the 'financial statements') of WPP 2012 plc[1] for the year ended 31 December 2012 which comprise the Balance Sheet and related notes 41 to 42. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the Company's members, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the financial statements:

- give a true and fair view of the state of the Company's affairs as at 31 December 2012 for the year then ended;
- have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- have been properly prepared in accordance with the Companies (Jersey) Law 1991.

[1] Effective 2 January 2013, WPP 2012 plc became known as WPP plc.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies (Jersey) Law 1991 we are required to report to you if, in our opinion:

- proper accounting records have not been kept by the Company, or proper returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns; or
- we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review the part of the Corporate Governance Statement relating to the Company's compliance with the nine provisions of the UK Corporate Governance Code specified for our review.

Other matters

In our opinion the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the provisions of the UK Companies Act 2006 as if that Act had applied to the Company.

We have reviewed the directors' statement, contained within the Directors' Report, in relation to going concern as if the Company had been incorporated in the UK and have nothing to report to you in that respect.

Graham Richardson
(individual responsible for the Audit)
for and on behalf of Deloitte LLP
Chartered Accountants and Recognised Auditors
London, United Kingdom
22 April 2013

Five-year summary

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Income statement					
Billings[1]	**44,405.3**	44,791.8	42,683.6	37,919.4	36,929.0
Revenue	**10,373.1**	10,021.8	9,331.0	8,684.3	7,476.9
Operating profit	**1,241.1**	1,192.2	973.0	761.7	876.0
Headline EBITDA[2]	**1,755.7**	1,640.5	1,439.0	1,243.0	1,291.2
Headline PBIT[3]	**1,531.0**	1,429.0	1,228.7	1,017.2	1,118.2
Profit before taxation	**1,091.9**	1,008.4	851.3	662.6	746.8
Headline PBT[4]	**1,317.1**	1,229.1	1,033.6	812.2	968.4
Profit for the year	**894.7**	916.5	661.0	506.9	513.9
Balance sheet					
Non-current assets	**13,452.9**	13,406.2	13,087.6	12,756.2	13,355.7
Net current liabilities	**(671.9)**	(508.6)	(817.3)	(971.0)	(1,028.7)
Non-current trade and other payables	**(887.3)**	(932.6)	(870.4)	(908.8)	(1,042.9)
Provisions for liabilities and charges (including provisions for post-employment benefits)	**(472.2)**	(436.3)	(403.1)	(404.7)	(407.9)
Net assets	**7,060.6**	6,894.3	6,647.9	6,075.7	5,959.8
Net debt	**(2,821.2)**	(2,464.8)	(1,888.4)	(2,640.4)	(3,067.6)
Average net debt	**(3,202.5)**	(2,811.0)	(3,056.0)	(3,448.0)	(2,206.0)

	2012	2011	2010	2009	2008
Our people					
Revenue per employee (£000)	**90.6**	91.1	92.0	82.5	76.7
Gross profit per employee (£000)	**83.1**	84.0	84.4	75.8	71.9
Staff cost per employee (£000)	**53.3**	53.4	53.6	48.6	44.7
Average headcount	**114,490**	109,971	101,387	105,318	97,438
Share information					
Headline[5] – basic earnings per share	**77.7p**	71.0p	59.3p	45.1p	56.7p
– diluted earnings per share	**73.4p**	67.7p	56.7p	44.4p	55.5p
Reported – basic earnings per share	**66.2p**	67.6p	47.5p	35.9p	38.4p
– diluted earnings per share	**62.8p**	64.5p	45.9p	35.3p	37.6p
Dividends per share[6]	**28.51p**	24.60p	17.79p	15.47p	15.47p
Share price – high	**894.5p**	846.5p	795.0p	614.5p	648.0p
– low	**669.0p**	578.0p	572.5p	353.0p	310.3p
Market capitalisation at year-end (£m)	**11,236.8**	8,554.4	9,982.4	7,658.3	5,052.8

Notes

1 Billings is defined on page 226.

2 The calculation of headline EBITDA for 2012, 2011 and 2010 is set out in note 31 of the financial statements.

3 The calculation of headline PBIT for 2012, 2011 and 2010 is set out in note 31 of the financial statements.

4 The calculation of headline PBT for 2012, 2011 and 2010 is set out in note 31 of the financial statements.

5 Headline earnings per share for 2012, 2011 and 2010 is set out in note 9 of the financial statements.

6 Dividends per share represents the dividends declared in respect of each year.

The information on this page is unaudited.

Financial glossary

Term used in Annual Report	US equivalent or brief description
Allotted	Issued
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Average net debt and net debt	Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet
Billings	Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned
Called-up share capital	Ordinary shares, issued and fully paid
Combined Code	The Combined Code on Corporate Governance published by the Financial Reporting Council dated June 2008
Constant currency	The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2012 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which exclude any variances attributable to foreign exchange rate movements
ESOP	Employee share ownership plan
Estimated net new billings	Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' marketing budgets, which may not necessarily result in actual billings of the same amount
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Free cash flow	Free cash flow is calculated as headline operating profit before non-cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets
Freehold	Ownership with absolute rights in perpetuity
Gross margin/gross profit	The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin margin is calculated as headline PBIT as a percentage of gross profit
Headline earnings	Headline PBT less taxation (excluding exceptional release of prior year tax provisions, net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items, deferred tax on gain on sale of freehold property in New York and tax credit relating to restructuring costs) and non-controlling interests
Headline EBITDA	Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, depreciation of property, plant and equipment and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group

Term used in Annual Report	US equivalent or brief description
Headline operating profit	PBIT excluding share of results of associates before investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group
Headline PBIT	Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group
Headline PBT	Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group
IFRS/IAS	International Financial Reporting Standard/International Accounting Standard
LIBOR	The London inter-bank offered rate
OCI	Consolidated statement of comprehensive income
Operating margin	Headline PBIT as a percentage of revenue
Profit	Income
Profit attributable to equity holders of the parent	Net income
Pro forma ('like-for-like')	Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably
Sarbanes-Oxley Act	An Act passed in the US to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Turnbull Report	Guidance issued by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code and the UK Corporate Governance Code at the request of the London Stock Exchange
UK Corporate Governance Code	The UK Corporate Governance Code published by the Financial Reporting Council dated June 2010


GARUDA
Erica 2001

About share ownership

Information for share owners

Share owners' register

A register of share owners' interests is kept at the Company's registrar's office in Jersey and is available for inspection on request. The register includes information on nominee accounts and their beneficial owners.

Analysis of shareholdings at 31 December 2012

Issued share capital as at 31 December 2012: 1,265,407,107 ordinary shares.

Number of shares held	Number of holders	% owners	Shareholdings	% Outstanding
1-100	2,465	19.46	85,124	0.01
101-250	1,286	10.15	229,780	0.02
251-500	1,359	10.73	512,348	0.04
501-1,000	1,485	11.72	1,121,532	0.09
1,001-5,000	572	4.51	4,114,523	0.33
5,001-10,000	2,083	16.44	4,921,828	0.39
10,001-25,000	707	5.58	11,828,635	0.93
25,001-50,000	596	4.70	21,828,189	1.72
50,001-100,000	620	4.89	44,260,422	3.50
100,001-500,000	21	0.17	74,525,027	5.89
500,001-1,000,000	42	0.33	103,722,947	8.20
1,000,001-2,000,000	226	1.78	158,372,943	12.52
2,000,001-3,000,000	124	0.98	170,324,221	13.46
3,000,001-4,000,000	1,040	8.21	236,363,343	18.68
4,000,001 and above	44	0.35	433,196,245	34.23
Total	**12,670**	**100.00%**	**1,265,407,107**	**100.00%**

Share owners by geography	%	Share owners by type	%
UK	36	Institutional investors	96
US	34	Employees	2
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	30	Other individuals	2
Total	**100**	**Total**	**100**


Share owners by geography %
UK 36
US 34
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe 30

Share owners by type* %

Institutional investors	96
Employees	2
Other individuals	2

* In addition 1.68% of the Company's share capital is under option to employees.

Dividends

Ordinary share owners have received the following dividends in respect of each financial year:

	2012	2011	2010	2009	2008
First interim dividend per ordinary share	**8.80p**	7.46p	5.97p	5.19p	5.19p
Final or second interim dividend per ordinary share	**19.71p**	17.14p	11.82p	10.28p	10.28p
Total	**28.51p**	24.60p	17.79p	15.47p	15.47p

American Depositary Receipts (ADRs)

Each ADR represents five ordinary shares.

ADR holders receive the annual and interim reports issued by WPP plc.

WPP plc is subject to the informational requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. These documents are available at the Commission's website, **www.sec.gov**. Our reports on Form 20-F are also available from our Investor Relations department in New York.

ADR dividends

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP's US depositary. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders. WPP's US depositary is Citibank N.A. (address on page 232).



Dividends per ADR in respect of each financial year are set out below.

	2012	2011	2010	2009	2008
In £ sterling					
First interim	**44.00p**	37.30p	29.85p	25.95p	25.95p
Second interim[1]	**98.55p**	85.70p	59.10p	51.40p	51.40p
Total	**142.55p**	123.00p	88.95p	77.35p	77.35p

In US dollars[2]					
First interim	**69.75¢**	59.80¢	46.15¢	40.66¢	48.07¢
Second interim[1]	**156.22¢**	137.39¢	91.37¢	80.53¢	95.21¢
Total	**225.97¢**	197.19¢	137.52¢	121.18¢	143.28¢

[1] Prior to 2008 and in 2012, final dividend.
[2] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 180. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

No withholding tax is imposed on dividends paid to ADR holders and there will be no entitlement to offset any part of the notional UK taxation credit against any US taxation liability. The dividends received will be subject to US taxation.

Financial calendar

- The 2012 final dividend will be paid on 8 July 2013 to share owners on the register at 7 June 2013.
- Interim statements for the half-year ending 30 June are issued in August.
- Quarterly trading announcements are issued in April and October.
- Interim dividends are paid in November.
- Preliminary announcements of results for the financial year ending 31 December are issued in the first quarter.
- Annual Reports are posted to share owners in April.
- Annual General Meetings are held in London in June.

Share price

The closing price of the shares at 31 December was as follows:

	At 17 April 2013	2012	2011	2010	2009	2008
Ordinary 10p shares	**1,027.0p**	**888.0p**	675.5p	789.5p	609.5p	402.5p

Within the UK, the latest ordinary share price information is available on the Cityline service operated by the *Financial Times* (telephone 0905 817 1690; calls charged at 75p per minute at all times).

Share price information is also available online at www.wpp.com/investor.

Access numbers/Ticker symbols

	NASDAQ	Reuters	Bloomberg
Ordinary shares	–	WPP.L	WPP LN
American Depositary Shares	WPPGY	WPPGY.O	WPPGY US

Online information

WPP's public website, www.wpp.com, provides current and historical financial information, news releases, trading reports and share price information. Go to www.wpp.com/investor.

Registrar and transfer office

Computershare Investor Services (Jersey) Limited
Queensway House
Hilgrove Street
St Helier
Jersey
JE1 1ES
Enquiry number: 0870 707 1411

American Depositary Receipts (ADRs) office

Citibank N.A.
PO Box 43077
Providence
RI 02940-3077

Telephone enquiries: within the US +1 877 248 4237
Telephone enquiries: outside the US +1 781 575 4555
E-mail enquiries: citibank@shareholders-online.com

WPP registered office

Queensway House
Hilgrove Street
St Helier
Jersey
JE1 1ES

The Company's registered number is 111714.

Tax information

UK taxation

Income tax on cash dividends

Cash dividends received from WPP plc by individual share owners resident in the UK will generally be subject to UK income tax on the gross amount of any dividends paid by WPP with a tax credit equal to one-ninth of the dividend received; tax credits are not repayable to UK holders with no tax liability.

Individuals whose income is within the lower or basic tax rate bands are liable to tax at 10% on the dividend income and the tax credit will satisfy their income tax liability on UK dividends. For higher tax rate payers the rate of tax on dividend income for dividends is 32.5% whilst for individuals with income of £150,000 or more, from 6 April 3013 the rate is 37.5%, with relief available for the tax credit referred to above. The gross amount of the cash dividend will be regarded as the top slice of the WPP share owner's income and will be subject to UK income tax as set out above.

Capital gains tax

The market value of an ordinary share at 31 March 1982 was 39p. Since that date rights issues have occurred in September 1986, August 1987 and April 1993. For capital gains tax purposes the acquisition cost of ordinary shares is adjusted to take account of such rights issues. Since any adjustments will depend on individual circumstances, share owners are advised to consult their professional advisors.

Capital gains

As liability to capital gains tax on a disposal of WPP shares will depend on individual circumstances, share owners are advised to consult their professional advisors.

New parent company

On 30 August 2012, the Group announced its intention to return its headquarters to the United Kingdom. In order to effect its return to the United Kingdom, the Group put in place a new United Kingdom tax resident parent company (WPP 2012 plc) by means of a scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991.

The new scheme became effective on 2 January 2013, with WPP 2012 plc becoming the new parent company of the WPP Group and being renamed WPP plc. At the same time, the existing parent company of the WPP Group, WPP plc, was renamed WPP 2012 Limited and, shortly after the Scheme became effective, changed its status to a private company.

As a consequence of the Group returning its tax residence to the United Kingdom, the dividend access plan and scrip dividend have been terminated. The financial statements of WPP 2012 plc can be found on pages 221 and 222.

Recognition for recent WPP Annual Reports


WPP
Annual Report & Accounts 2008

2008

Building Public Trust Awards
Winner, FTSE 100 category for excellence in corporate reporting.

LACP Vision Awards
Silver Award, in Top 100 Annual Reports.

International ARC Awards
Gold and Honours Awards.

Annual Report on Annual Reports
Ranked 11 out of 300 (A rating "Excellent").

IR Magazine
No. 1 Online Annual Report.

2009

Accountancy Age Awards
Winner, FTSE 100 Companies.

LACP Vision Awards
Gold Award, in Top 100 Annual Reports.

International ARC Awards
Gold, Silver and two Bronze Awards.

Digital Impact Awards
Silver Award, Best Online Annual Report.

Galaxy Awards
Bronze Award, Online Annual Report.

Astrid Awards (for design communications)
Gold Award, Online Annual Report.


WPP

2010

LACP Vision Awards
Platinum Award, in Top 100 Annual Reports and Top 50 Annual Reports EMEA.

International ARC Awards
Gold, Bronze and three Honours Awards.

Galaxy Awards
Honours, Online Annual Report.


WPP

2011

LACP Vision Awards
Two Gold Awards, and ranked in Top 100 Annual Reports Worldwide and Top 50 Annual Reports EMEA.

Galaxy Awards
Honours, Design.

Communicate *magazine's Corporate and Financial Awards*
Silver, Best Online Annual Report.

PwC Building Public Trust Awards
Highly Commended, People Reporting.

Erica Hestu Wahyuni

The artist Erica Hestu Wahyuni is known in her native Indonesia as 'Art's most playful child'. It's an epithet which neatly sums up her work, with its naïve, colourful scenes which have evolved directly from the style she first developed as a child. Today she has become one of Indonesia's most recognizable – and collectable – artists, with her work increasingly appearing in international art sales.

Erica's paintings are usually crowded tableaus in which people and animals – especially cats and elephants – jostle with nature and the urban environment; sometimes drawing on domestic themes, at other times on fantasy and mythology. Critics, while finding her work unpretentious, have singled out its spontaneity and expressive qualities.

Erica Hestu Wahyuni was born in Yogyakarta, Java, in 1971 and studied at the city's Indonesian Fine Art Institute before being selected for the International Triennale in Osaka in 1993, and holding her first solo exhibition in 1995. More recently she studied at the Surikov Institute of Art in Moscow.

In recent years WPP's Annual Reports have drawn visual inspiration from individual markets important to our clients and our companies. Since 2005 we have looked respectively to India, China, Africa, Brazil, the US and, last year, the UK. This year we take our visual cue from the fast-growing market of Indonesia, and feature the vibrant work of Erica Hestu Wahyuni.
















Where to find us

Parent company centres

WPP New York
100 Park Avenue
New York NY 10017
Tel +1 (212) 632 2200

WPP London
27 Farm Street
London W1J 5RJ
Tel +44 (0)20 7408 2204

WPP Asia Pacific
Yebisu Garden Place Tower, 25/F
4-20-3 Ebisu
Shibuya-ku
Tokyo 150-6025
Tel +813 3280 9506

WPP China
31/F The Center
989 Changle Road
Shanghai 2000 31
Tel +86 21 2405 0096

Parent company regional contacts

WPP China
Scott Spirit
Chief strategy officer
sspirit@wpp.com

WPP Latin America
Ann Newman
anewman@wpp.com

WPP Japan
Stuart Neish
sneish@wpp.com

Contact points

Investor relations
Paul Richardson
Group finance director
Tel +1 (212) 632 2200
prichardson@wpp.com

Chris Sweetland
Deputy Group finance director
Tel +44 (0)20 7408 2204
csweetland@wpp.com

Fran Butera
Investor relations director
Tel +1 (212) 632 2235
fbutera@wpp.com

Investor information
Investor relations material and our financial statements are available online at **www.wpp.com/investor**.

Corporate communications and media relations
Feona McEwan
Group communications director
Tel +44 (0)20 7408 2204
fmcewan@wpp.com

North America
Kevin McCormack
Tel +1 (212) 632 2239
kmccormack@wpp.com

Asia Pacific
Belinda Rabano
Tel +86 10 8520 3066
brabano@wpp.com

EMEA
Chris Wade
Tel +44 (0)20 7408 2204
cwade@wpp.com

Sustainability
Vanessa Edwards
Head of sustainability
Tel +44 (0)20 7408 2204
vedwards@wpp.com

WPP Country Managers

Andina region (Bolivia, Colombia, Ecuador & Peru):
Roberto Coimbra
Australia & New Zealand:
Geoff Wild
Greater China:
TB Song and Bessie Lee
India:
Ranjan Kapur
Indonesia & Vietnam:
Ranjana Singh
Ireland:
JP Donnelly
Italy:
Massimo Costa
Mexico:
Polo Garza
Middle East & North Africa:
Roy Haddad
Portugal:
Manuel Maltez
South Korea:
Sung Lee

Group information

If you would like further general information about WPP, its companies or any of the programs, publications or initiatives mentioned in this Annual Report, please visit our website, **www.wpp.com**, or email **enquiries@wpp.com**

Business development

For more about WPP companies' professional services, please contact:

George Rogers
grogers@wpp.com

Jonathan Lenson
jlenson@wpp.com

WPP news and updates


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